As filed with the Securities and Exchange Commission on January 28, 2008
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

National Oilwell Varco, Inc.
(Exact name of registrant as specified in its charter)

Delaware	5084	76-0475815
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

7909 Parkwood Circle Drive Houston, Texas 77036-6565 (713) 346-7500	Clay C. Williams Senior Vice President and Chief Financial Officer 7909 Parkwood Circle Drive Houston, Texas 77036-6565 (713) 346-7500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Dwight W. Rettig Vice President and General Counsel National Oilwell Varco, Inc. 7909 Parkwood Circle Drive Houston, TX 77036-6565 (713) 346-7500	David C. Buck Andrews Kurth LLP 600 Travis, Suite 4200 Houston, TX 77002 (713) 220-4200	Philip A. Choyce Vice President, Secretary and General Counsel Grant Prideco, Inc. 400 N. Sam Houston Parkway East, Ste. 900 Houston, TX 77060 (281) 878-8000	Scott A. Barshay Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 (212) 474-1000

Approximate date of commencement of proposed sale of the securities to the public:  As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount	Offering	Aggregate	Registration
Securities to be Registered	to be Registered(1)	Price per Share	Offering Price(2)	Fee(3)
Common Stock, par value $.01 per share	57,408,083	N/A	$3,149,914,373	$123,792

(1)	The maximum number of shares of common stock of National Oilwell Varco estimated to be issuable upon the completion of the National Oilwell Varco/Grant Prideco merger described herein. This number is based on the number of common shares outstanding of Grant Prideco, or reserved for issuance under various plans, as of January 21, 2008 and the exchange of each share of common stock of Grant Prideco, and shares of common stock of Grant Prideco reserved for issuance under various plans, for cash and shares of common stock of National Oilwell Varco pursuant to the formula set forth in the Agreement and Plan of Merger, dated as of December 16, 2007, among National Oilwell Varco, Inc., NOV Sub, Inc. and Grant Prideco, Inc.

(2)	Estimated solely for purposes of calculating the registration fee required by Section 6(b) of the Securities Act, and calculated pursuant to Rules 457(f)(1), 457(f)(3) and 457(c) under the Securities Act. The proposed maximum aggregate offering price of the common stock of National Oilwell Varco was calculated based upon the market value of shares of common stock of Grant Prideco (the securities to be cancelled in the merger) in accordance with Rule 457(c) under the Securities Act as follows: (A) the product of (1) $47.88, the average of the high and low prices per share of common stock of Grant Prideco on January 22, 2008, as quoted on the New York Stock Exchange Composite Transactions Tape, and (2) 127,630,242, the aggregate number of shares of Grant Prideco’s common stock that are outstanding (other than shares owned by Grant Prideco, NOV Sub or National Oilwell Varco) or issuable under various plans prior to the date the merger is to be completed, as of January 21, 2008, less (B) $2,961,021,614, the amount of cash to be paid by National Oilwell Varco in exchange for shares of common stock of Grant Prideco (which equals $23.20 times 127,630,242, the aggregate number of shares of Grant Prideco’s common stock that are outstanding (other than shares owned by Grant Prideco, NOV Sub or National Oilwell Varco) or issuable under various plans prior to the date the merger is to be completed, as of January 21, 2008).

(3)	Calculated by multiplying the proposed maximum aggregate offering price by .00003930.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject To Completion, Dated January 28, 2008

PROPOSED MERGER — YOUR VOTE IS VERY IMPORTANT

Dear Stockholders of Grant Prideco, Inc.:

On December 16, 2007, National Oilwell Varco, Inc. and Grant Prideco, Inc. entered into an Agreement and Plan of Merger pursuant to which National Oilwell Varco will acquire all of the issued and outstanding shares of common stock of Grant Prideco. Pursuant to the merger agreement, Grant Prideco will merge with and into NOV Sub, Inc., a wholly owned subsidiary of National Oilwell Varco, with NOV Sub being the surviving company in the merger. As described in greater detail in this document, we believe the transaction will benefit the stockholders of both companies by creating a larger, more diversified company that is better positioned to compete in the global marketplace.

In the merger, each stockholder of Grant Prideco will receive 0.4498 of a share of common stock of National Oilwell Varco and $23.20 in cash for each share of common stock of Grant Prideco that the stockholder owns, plus cash in lieu of fractional shares. Stockholders of National Oilwell Varco will continue to own their existing shares, which will not be affected by the merger. Based on the number of outstanding shares of common stock of Grant Prideco on the record date and the number of outstanding shares of common stock of National Oilwell Varco on          , 2008, we anticipate that stockholders of Grant Prideco will own approximately 14% of the outstanding shares of common stock of National Oilwell Varco immediately following the merger. Shares of common stock of National Oilwell Varco and Grant Prideco are traded on the New York Stock Exchange under the trading symbols “NOV” and “GRP”, respectively. On          , 2008, the last trading day before the date of this proxy statement/prospectus, the common stock of National Oilwell Varco closed at $      per share as reported on the New York Stock Exchange. We do not expect that stockholders of Grant Prideco will recognize any gain or loss for U.S. federal income tax purposes as a result of the merger, except to the extent of the cash consideration they receive in the merger.

In order to consummate the merger, the merger agreement must be adopted by the stockholders of Grant Prideco. The obligations of National Oilwell Varco and Grant Prideco to complete the merger are also subject to the satisfaction or waiver of several other conditions to the merger, including receiving approvals from regulatory agencies. This proxy statement/prospectus contains detailed information about National Oilwell Varco and Grant Prideco and the proposed merger. We encourage you to read carefully this entire proxy statement/prospectus before voting, including the section entitled “Risk Factors” beginning on page 14 for a discussion of the risks relating to the merger. You can also obtain information about National Oilwell Varco and Grant Prideco from documents that have been filed with the Securities and Exchange Commission.

The board of directors of Grant Prideco has unanimously approved the merger agreement and determined that it is advisable and in the best interests of Grant Prideco and its stockholders. Accordingly, Grant Prideco’s board of directors recommends that stockholders of Grant Prideco vote “FOR” the proposal to adopt the merger agreement.

The proposal is being presented to the stockholders of Grant Prideco at a special meeting of stockholders. The date, time and place of the meeting is as follows:

          , 2008 at   a.m., Houston time at the          , Houston, Texas          .

Your vote is very important. The merger cannot be completed unless the stockholders of Grant Prideco vote to approve and adopt the merger agreement. Whether or not you plan to attend Grant Prideco’s special meeting, please take the time to vote by completing and mailing to Grant Prideco the enclosed proxy card. If your shares are held in an account with a bank, broker or other nominee, you must instruct your bank, broker or nominee how to vote those shares.

Sincerely,

Michael McShane
Chairman, President and Chief Executive Officer
GRANT PRIDECO, INC.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement/prospectus or has passed upon the adequacy or accuracy of the disclosure in this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated           , 2008, and is first being mailed to stockholders of Grant Prideco on or about           , 2008.

GRANT PRIDECO, INC.
400 N. Sam Houston Parkway East, Suite 900
Houston, Texas 77060

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

Date:          , 2008

Time:      a.m. (Houston time)

Place: Houston, Texas 770

To the Stockholders of Grant Prideco, Inc.:

We will hold a special meeting of stockholders of Grant Prideco, Inc., on          , 2008 at   a.m., Houston time, at          , in order to consider and to vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of December 16, 2007, among National Oilwell Varco, Inc., a Delaware corporation, NOV Sub, Inc., a Delaware corporation and a wholly owned subsidiary of National Oilwell Varco, Inc., and Grant Prideco, Inc., a Delaware corporation, pursuant to which Grant Prideco will be merged with and into NOV Sub, Inc. and each outstanding share of common stock of Grant Prideco will be converted into the right to receive 0.4498 of a share of common stock of National Oilwell Varco and $23.20 in cash, plus cash in lieu of fractional shares.

Only stockholders of record at the close of business on           , 2008 are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting. A complete list of stockholders of record of Grant Prideco entitled to vote at the special meeting will be available for the 10 days before the special meeting at our executive offices and principal place of business at 400 N. Sam Houston Parkway East, Suite 900, Houston, Texas 77060 for inspection by stockholders during ordinary business hours for any purpose germane to the special meeting. The list will also be available at the special meeting for examination by any stockholder of record present at the special meeting. Whether or not a quorum of stockholders is present at the special meeting, the presiding officer may choose to adjourn the meeting for any reason, including if he or she determines that it would be in the best interests of Grant Prideco to extend the period of time for solicitation of additional proxies, and the presiding officer may do so until he or she decides conclusively that the business to be conducted at the meeting is completed.

Your vote is very important.  All stockholders of Grant Prideco are cordially invited to attend the special meeting in person. However, to ensure your representation at the special meeting, we request that you return your signed proxy card in the postage-paid envelope provided, or using the internet or telephone, in each case following the procedures in the voting instructions provided to you, at your earliest convenience, whether or not you plan to attend the special meeting.

You may revoke your proxy at any time before it is voted at the special meeting in the manner described in the proxy statement/prospectus. Any stockholder of record present at the special meeting may revoke its proxy and vote personally at the meeting. If your shares are held in an account at a brokerage firm, bank or other nominee, you must instruct them on how to vote your shares and you must contact your broker, bank or nominee to revoke your instructions.

This proxy statement/prospectus describes the proposed merger in detail. We encourage you to read carefully the entire proxy statement/prospectus before voting your shares.

The board of directors of Grant Prideco unanimously recommends that stockholders of Grant Prideco vote “FOR” the adoption of the merger agreement.

BY ORDER OF THE BOARD OF DIRECTORS,

Philip A. Choyce
Vice President, General Counsel and Secretary

Houston, Texas
          , 2008

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about National Oilwell Varco and Grant Prideco from documents filed with the Securities and Exchange Commission that are not included in or delivered with this proxy statement/prospectus. These documents are available to stockholders of Grant Prideco without charge upon written or oral request, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus. You can obtain any of the documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers.

National Oilwell Varco, Inc.	Grant Prideco, Inc.
7909 Parkwood Circle Drive	400 N. Sam Houston Parkway East, Suite 900
Houston, Texas 77036-6565	Houston, Texas 77060
Attention: Investor Relations	Attention: Investor Relations
Telephone number: (713) 346-7500	Telephone number: (281) 878-8000

See “Where You Can Find More Information” beginning on page 100 for a detailed description of the documents incorporated by reference into this proxy statement/prospectus.

In order for you to receive timely delivery of the documents in advance of the meeting, National Oilwell Varco or Grant Prideco, as applicable, should receive your request by no later than          , 2008.

Information contained on the web sites of National Oilwell Varco and Grant Prideco is expressly not incorporated by reference into this proxy statement/prospectus.

i

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following are brief answers to some questions that stockholders of Grant Prideco may have regarding the proposed merger being considered at the special meeting of Grant Prideco’s stockholders and regarding the special meeting. You are urged to read and consider carefully the remainder of this proxy statement/prospectus, including the Risk Factors beginning on page 14 and the attached Annexes, because the information in this section does not provide all of the information that might be important to you. Additional important information and descriptions of risks are also contained in the documents incorporated by reference in this proxy statement/prospectus.

Your vote is very important. You are encouraged to submit a proxy as soon as possible.

Q:	Why am I receiving these materials?

A:	National Oilwell Varco and Grant Prideco have agreed to the merger of Grant Prideco with and into a subsidiary of National Oilwell Varco under the terms of a merger agreement that is described in this proxy statement/prospectus and attached to this proxy statement/prospectus as Annex A. The merger cannot be completed without obtaining approval for the adoption of the merger agreement from the stockholders of Grant Prideco. Grant Prideco will hold a special meeting of its stockholders to obtain this approval.

Q:	Why is Grant Prideco proposing the merger?

A:	After careful consideration of a number of factors, the board of directors of Grant Prideco approved the merger agreement. For a discussion of the factors considered by the board of directors of Grant Prideco, please refer to the section of this proxy statement/prospectus entitled “The Merger — Grant Prideco’s Reasons for the Merger and Recommendation of Grant Prideco’s Board of Directors”, beginning on page 36.

Q:	What will happen to Grant Prideco as a result of the merger?

A:	As a result of the merger, Grant Prideco will be merged with and into a direct, wholly owned subsidiary of National Oilwell Varco, and the subsidiary will continue as the surviving company. Thus, the successor of Grant Prideco will be a subsidiary of National Oilwell Varco.

Q:	What will stockholders receive in the merger?

A:	Each stockholder of Grant Prideco will receive 0.4498 of a share of common stock of National Oilwell Varco and $23.20 in cash in exchange for each share of common stock of Grant Prideco that the stockholder owns at the effective time of the merger. Instead of receiving fractional shares, stockholders of Grant Prideco will receive cash from National Oilwell Varco in an amount reflecting the market value of any fractional share.

Each stockholder of National Oilwell Varco will continue to hold the shares of common stock of National Oilwell Varco that it held prior to the merger; however, those shares will represent a smaller portion of the total outstanding shares of National Oilwell Varco after the merger.

Q:	Is the merger subject to National Oilwell Varco receiving financing?

A:	No. National Oilwell Varco is expected to receive financing to fund the cash component of the merger, but receipt of the financing is not a condition to completing the merger.

Q:	What stockholder approvals are needed to complete the merger?

A:	The holders of at least a majority of the shares of common stock of Grant Prideco outstanding on , 2008, the record date set for the meeting of stockholders of Grant Prideco, must vote in favor of adopting the merger agreement.

Q:	Are any other matters being voted on at the special meeting?

A:	There are no other matters being voted on at the special meeting.

Q:	How does the board of directors of Grant Prideco recommend that I vote?

A:	The board of directors of Grant Prideco unanimously recommends that the stockholders of Grant Prideco vote “FOR” the proposal to adopt the merger agreement.

Q:	When do you expect the merger to be completed?

A:	We are working to complete the merger as soon as possible. A number of conditions must be satisfied before we can complete the merger, including approval by the stockholders of Grant Prideco and the expiration or early termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and approvals in certain foreign jurisdictions. Upon receipt of stockholder and regulatory approvals and satisfaction of other conditions to consummating the merger, we intend to complete the merger as soon as possible.

Q:	What are the tax consequences to stockholders of the transaction?

A:	It is generally expected that the merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), and the consummation of the merger is conditioned on the receipt by each of National Oilwell Varco and Grant Prideco of opinions from their respective counsel to the effect that the merger will so qualify.

Assuming that the merger qualifies as a reorganization under the Internal Revenue Code, you will recognize gain (but not loss) in an amount not to exceed any cash received as part of the merger consideration for U.S. federal income tax purposes as a result of the merger and you will recognize gain or loss with respect to any cash received in lieu of a fractional share of National Oilwell Varco’s common stock in the merger. Tax matters are very complicated, and the tax consequences of the merger to a particular stockholder of Grant Prideco will depend on the facts and circumstances of each holder’s own situation. For a description of the material federal income tax consequences of the merger, please see the information set forth in “Material U.S. Federal Income Tax Consequences”. We also urge each stockholder of Grant Prideco to consult the stockholder’s own tax advisor for a full understanding of the tax consequences of the merger.

Q:	What do I need to do now?

A:	You should read this proxy statement/prospectus carefully. Then, if you are the record holder of your shares and choose to vote by proxy, you should do so as soon as possible by completing, signing and mailing your proxy card. If you hold your shares through a brokerage firm, bank or other nominee, you must instruct your broker, bank or nominee how to vote your shares.

Q:	If I am planning on attending the special meeting in person, should I still grant my proxy?

A:	Yes. Whether or not you plan to attend the special meeting, you should grant your proxy as described above. Your shares will not be voted unless you attend the meeting and vote in person or grant your proxy. A failure to vote would have the same effect as a vote against adoption of the merger agreement.

Q:	If my shares are held in “street name” by my broker, will my broker vote my stock for me?

A:	Your broker will not vote your stock for or against adoption of the merger agreement unless you tell the broker how to vote. To tell your broker how to vote, you should follow the directions that your broker provides to you. A non-vote by your broker will have the same effect as a vote against the adoption of the merger agreement.

Q:	Can I change my vote after I have granted my proxy?

A:	Yes. Stockholders who hold shares in their own name can change their vote at any time before their proxy is voted at Grant Prideco’s special meeting by:

• timely delivery by mail of a valid, subsequently dated proxy;

• delivery to the Secretary of Grant Prideco at or before the special meeting of written notice revoking your proxy or of your intention to vote by ballot at the special meeting; or

• submitting a vote by ballot at the special meeting (note that your attendance alone will not revoke your proxy).

If your shares are held in a street name account, you must contact your broker, bank or nominee to change your vote.

Q:	Where and when is the special meeting?

A:	The special meeting of the stockholders of Grant Prideco will take place at , Houston, Texas , on , 2008, at a.m., Houston time.

Q:	Should stockholders of Grant Prideco send in their certificates representing the common stock of Grant Prideco now?

A:	No. After the merger is completed, stockholders of Grant Prideco will receive written instructions for exchanging their certificates representing common stock of Grant Prideco. Please do not send in your certificates representing common stock of Grant Prideco with your proxy card.

Q:	What should I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.

Q:	Can I submit my proxy by telephone or the Internet?

A:	Yes. Holders of record may submit their proxies by telephone or by the Internet. See “The Special Meeting of Grant Prideco — Vote Required” beginning on page 27.

Q:	Do I have appraisal rights?

A:	Yes, stockholders of Grant Prideco are entitled to appraisal rights under Section 262 of the General Corporation Law of the State of Delaware, or the DGCL. For more information regarding appraisal rights, see “The Merger — Appraisal Rights” beginning on page 47. In addition, a copy of Section 262 of the DGCL is attached to this proxy statement/prospectus as Annex C.

Q:	Who will bear the cost of solicitation?

A:	The expense of soliciting proxies of stockholders of Grant Prideco will be borne by Grant Prideco. Grant Prideco has retained Innisfree M&A Incorporated, a proxy solicitation firm, to solicit proxies in connection with the special meeting at a cost not to exceed $125,000, plus reimbursement of out-of-pocket fees and expenses. In addition, Grant Prideco will reimburse brokers, banks and other custodians, nominees and fiduciaries representing beneficial owners of shares for their reasonable expenses in forwarding soliciting materials to beneficial owners. Proxies may also be solicited by certain of Grant Prideco’s directors, officers and employees, personally or by telephone, facsimile or other means of communication. No additional compensation will be paid for these services.

Q:	Whom do I call if I have further questions about voting, the special meeting or the merger?

A:	Stockholders of Grant Prideco who have questions about voting, the special meeting or the merger may call the Investor Relations department of Grant Prideco at (281) 878-8000 or Innisfree M&A Incorporated toll-free at (888) 750-5834 (from the U.S. or Canada) or 00 800 7710 9970 (from the E.U.). Banks and brokers may call collect at (212) 750-5833 or +44 (0)20 7710 9960.

If you need additional copies of this proxy statement/prospectus or the proxy card, please contact:

Innisfree M&A Incorporated
501 Madison Avenue
New York, NY 10022
(888) 750-5834 (toll-free from the U.S. and Canada)
00 800 7710 9970 (toll-free from the E.U.)
Banks and Brokers call collect: +1 (212) 750-5833 or +44 (0)20 7710 9960

You may also obtain additional information about National Oilwell Varco and Grant Prideco from documents filed with the Securities and Exchange Commission by following the instructions in the section entitled “Where You Can Find More Information”.

SUMMARY

This summary highlights some of the information in this proxy statement/prospectus. It may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the terms of the merger agreement and the merger, you should read carefully this proxy statement/prospectus, the documents we incorporate by reference and the full text of the merger agreement included as Annex A to this proxy statement/prospectus. Please also read “Where You Can Find More Information”. We have included references to other portions of this proxy statement/prospectus to direct you to a more complete description of the topics presented in this summary.

Unless otherwise indicated, pro forma financial results presented in this proxy statement/prospectus give effect to the completion of the merger.

The Companies

National Oilwell Varco, Inc.  National Oilwell Varco, Inc. is a worldwide leader in the design, manufacture and sale of equipment and components used in oil and gas drilling and production, the provision of oilfield services and supply chain integration services to the upstream oil and gas industry. With over 700 worldwide manufacturing and service center locations across six continents, National Oilwell Varco supplies customer-focused solutions to meet the quality, productivity, safety and environmental requirements of the oil and gas industry.

National Oilwell Varco designs, manufactures, sells and services complete systems for drilling, completion and servicing of oil and gas wells both on land and offshore. It also provides a variety of consumable goods and services used to drill, complete, remediate and workover oil and gas wells and service pipelines, flowlines and other oilfield tubular goods. In addition, National Oilwell Varco provides maintenance, repair and operating supplies and spare parts to drill site and production locations worldwide.

National Oilwell Varco’s common stock is traded on the NYSE under the symbol “NOV”. National Oilwell Varco’s principal executive offices are located at 7909 Parkwood Circle Drive, Houston, Texas 77036 and its telephone number is (713) 346-7500.

Grant Prideco, Inc.  Grant Prideco, Inc. is a world leader in drill stem technology development and drill pipe manufacturing, sales and service, as well as a leader in drill bit and specialty tools, manufacturing, sales and service. In addition, Grant Prideco provides high-performance engineered connections and premium tubular products and services.

Grant Prideco manufactures and sells drill stem products, including drill pipe products, drill collars and heavyweight drill pipe and drill stem accessories, as well as designs, manufactures and distributes drill bits, hole-opening or hole enlarging tools, coring services and other related technology to the oil and gas industry. Grant Prideco also offers an integrated package of large-bore tubular products and services for offshore wells and well-site data transmission services.

Grant Prideco’s common stock is traded on the NYSE under the symbol “GRP”. Grant Prideco’s principal executive offices are located at 400 N. Sam Houston Parkway East, Suite 900, Houston, Texas 77060 and its telephone number is (281) 878-8000.

NOV Sub, Inc.  NOV Sub, Inc. is a direct, wholly owned subsidiary of National Oilwell Varco. NOV Sub was formed as a corporation under the laws of the State of Delaware on December 14, 2007, solely for the purpose of effecting the merger. NOV Sub has not conducted any business operations other than activities incidental to its formation and in connection with the transaction contemplated by the merger agreement. NOV Sub’s principal executive offices and telephone numbers are the same as those for National Oilwell Varco.

The Merger (see page 31)

Pursuant to the merger agreement dated as of December 16, 2007, at the effective time of the merger, Grant Prideco will merge with and into NOV Sub, a wholly owned subsidiary of National Oilwell Varco, with NOV Sub surviving the merger. As a result of the merger, each stockholder of Grant Prideco will receive 0.4498 of a share of common stock of National Oilwell Varco and $23.20 in cash for each share of common stock of Grant Prideco that the stockholder owns at the effective time of the merger. National Oilwell Varco will not issue any fractional shares. Instead, stockholders of Grant Prideco will receive cash from National Oilwell Varco in an amount that reflects the market value of any fractional share that would have been issued. Based on the number of outstanding shares of common stock of Grant Prideco and National Oilwell Varco as of        , 2008, we anticipate that National Oilwell Varco will issue approximately 56.4 million shares of its common stock in the merger and that, upon completion of the merger, stockholders of Grant Prideco will own approximately 14% of National Oilwell Varco and stockholders of National Oilwell Varco will own approximately 86% of National Oilwell Varco.

Recommendation of the Board of Directors of Grant Prideco and Reasons for the Merger (see page 36)

After careful consideration, the board of directors of Grant Prideco determined that the merger is advisable and fair to and in the best interests of the stockholders of Grant Prideco and unanimously approved the merger agreement and the merger. The board unanimously recommends that stockholders of Grant Prideco vote FOR the proposal to adopt the merger agreement.

To review the background of and reasons for the merger, as well as certain risks related to the merger, see the sections entitled “The Merger — Background of the Merger” and “The Merger — Grant Prideco’s Reasons for the Merger and Recommendation of Grant Prideco’s Board of Directors”, beginning on pages 31 and 36, respectively.

Opinion of Credit Suisse

Credit Suisse Securities (USA) LLC, which we refer to as Credit Suisse, rendered its oral opinion to the board of directors of Grant Prideco (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion dated the same date) to the effect that, as of December 16, 2007, the merger consideration to be received by the holders of shares of common stock of Grant Prideco pursuant to the merger agreement was fair, from a financial point of view, to such holders.

Credit Suisse’s opinion was prepared for the information of the board of directors of Grant Prideco in connection with its consideration of the merger. Credit Suisse’s opinion only addressed the fairness from a financial point of view of the merger consideration to be received by the holders of common stock of Grant Prideco pursuant to the merger agreement, and did not address any other aspect or implication of the merger. The summary of Credit Suisse’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex B to this proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Credit Suisse in preparing its opinion. However, neither Credit Suisse’s written opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to any stockholder as to how such stockholder should act or vote with respect to any matter relating to the merger. For a more complete description of Credit Suisse’s opinion, see “The Merger — Opinion of Credit Suisse Securities (USA) LLC — Financial Advisor to Grant Prideco” beginning on page 38.

Interests of Certain Persons in the Merger

In considering the recommendation of the board of directors of Grant Prideco with respect to the merger, the stockholders of Grant Prideco should be aware that some of the executive officers and directors of Grant Prideco have interests in the transactions that differ from, or are in addition to, the interests of the stockholders of Grant Prideco generally. The board of directors of Grant Prideco was aware of these interests and considered them, among other matters, when making its decision to approve the merger agreement and the merger and recommend that the stockholders of Grant Prideco vote in favor of the adoption of the merger agreement.

For a more complete description of these interests, see “The Merger — Interests of Certain Persons in the Merger” beginning on page 43.

The Special Meeting; Shares Entitled to Vote and Vote Required (see page 27)

Where and when:  The special meeting of Grant Prideco’s stockholders will take place at          , Houston, TX           on          , 2008 at   a.m., Houston time.

What you are being asked to vote on:  At the special meeting, stockholders of Grant Prideco will be asked to consider and to vote on the adoption of the Agreement and Plan of Merger, dated as of December 16, 2007, among National Oilwell Varco, Inc., a Delaware corporation, NOV Sub, Inc., a Delaware corporation and a wholly owned subsidiary of National Oilwell Varco, Inc., and Grant Prideco, Inc., a Delaware corporation, pursuant to which Grant Prideco will be merged with and into NOV Sub and each outstanding share of common stock of Grant Prideco will be converted into the right to receive 0.4498 of a share of common stock of National Oilwell Varco and $23.20 in cash, plus cash in lieu of fractional shares.

Who may vote:  You may vote at the Grant Prideco meeting if you owned common stock of Grant Prideco at the close of business on the record date,          , 2008. On that date, there were           shares of common stock of Grant Prideco outstanding and entitled to vote. You may cast one vote for each share of common stock of Grant Prideco that you owned on the record date.

What vote is needed:  The affirmative vote of the holders of at least a majority of the shares of outstanding common stock of Grant Prideco on the record date is required to adopt the merger agreement.

Whether or not a quorum of stockholders is present at the special meeting, the presiding officer may choose to adjourn the meeting for any reason, including if he or she determines that it would be in the best interests of Grant Prideco to extend the period of time for solicitation of additional proxies, and the presiding officer may do so until he or she decides conclusively that the business to be conducted at the meeting is completed.

As of the record date, less than  % of the outstanding common stock of Grant Prideco was held by its directors and executive officers and their affiliates.

Overview of the Merger Agreement

Conditions to the Merger (see page 62)

National Oilwell Varco and Grant Prideco will complete the merger only if the conditions set forth in the merger agreement are satisfied or, in some cases, waived. These conditions include:

•	the adoption by stockholders of Grant Prideco of the merger agreement;

•	the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976;

•	the receipt of all authorizations, consents, orders and approvals from governmental entities, the failure of which to obtain is reasonably likely to have a material adverse effect on National Oilwell Varco or Grant Prideco;

•	the declaration of effectiveness of the registration statement, of which this proxy statement/prospectus is a part, by the Securities and Exchange Commission and the absence of any stop order or proceedings seeking a stop order;

•	the absence of any order, injunction, judgment, decree, statute, rule or regulation that prohibits the merger or makes the merger illegal;

•	the approval for listing on the NYSE of the shares of common stock of National Oilwell Varco to be issued in the merger, subject to official notice of issuance;

•	the absence of litigation by any governmental entity that has a reasonable likelihood of success seeking to interfere with the consummation of the merger or that otherwise is reasonably likely to have a material adverse effect on Grant Prideco or National Oilwell Varco;

•	the continued accuracy of the representations and warranties of National Oilwell Varco and Grant Prideco contained in the merger agreement, except where the failure of a representation or warranty to be accurate would not reasonably be expected to have a material adverse effect on National Oilwell Varco or Grant Prideco;

•	the performance by National Oilwell Varco and Grant Prideco in all material respects of their respective obligations under the merger agreement;

•	the receipt of legal opinions from counsel for each of National Oilwell Varco and Grant Prideco to the effect that for federal income tax purposes the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; and

•	the absence of any events that have had or are reasonably expected to have a material adverse effect on either National Oilwell Varco or Grant Prideco.

National Oilwell Varco and Grant Prideco may choose to waive these conditions and complete the merger even though a condition to its obligations has not been satisfied if the necessary approval of the stockholders of Grant Prideco has been obtained and the law allows them to do so.

No Solicitation (see page 59)

The merger agreement contains restrictions on the ability of Grant Prideco to solicit or engage in discussions or negotiations with a third party with respect to a proposal to acquire a significant interest in Grant Prideco’s equity or assets. Notwithstanding these restrictions, before stockholders of Grant Prideco adopt the merger agreement, the merger agreement provides that, under specified circumstances, if Grant Prideco receives a proposal from a third party to acquire a significant interest in the company that the board of directors determines in good faith may reasonably be expected to lead to a proposal that is superior to the merger, Grant Prideco may furnish nonpublic information to that third party and engage in negotiations regarding a transaction with that third party.

Termination of Merger Agreement (see page 64)

The merger agreement may be terminated at any time prior to the completion of the merger, whether before or after the approval of Grant Prideco’s stockholders has been obtained:

•	by mutual written consent of National Oilwell Varco, Grant Prideco and NOV Sub;

•	by either National Oilwell Varco or Grant Prideco, if the merger is not completed by August 31, 2008;

•	by either National Oilwell Varco or Grant Prideco, if a court or other government entity issues a nonappealable final order, decree or ruling, or takes any other nonappealable final action, having the effect of permanently restraining, enjoining or otherwise prohibiting the merger;

•	by either National Oilwell Varco or Grant Prideco, if the necessary approval of the stockholders of Grant Prideco is not obtained at the stockholder meeting at which the merger is voted upon;

•	by National Oilwell Varco, if the board of directors of Grant Prideco withdraws or modifies its recommendation of the merger to the stockholders of Grant Prideco or recommends an acquisition transaction by a third party relating to Grant Prideco;

•	by Grant Prideco, upon certain breaches by National Oilwell Varco or NOV Sub of its representations, warranties, covenants or agreements in the merger agreement;

•	by National Oilwell Varco, upon certain breaches by Grant Prideco of its representations, warranties, covenants or agreements in the merger agreement; or

•	by Grant Prideco, if, prior to the adoption of the merger agreement by stockholders of Grant Prideco, the board of directors of Grant Prideco receives a superior acquisition proposal from a third party and the board of directors of Grant Prideco concludes, following receipt of the advice of its outside legal counsel, that the failure to accept the superior acquisition proposal would be inconsistent with its fiduciary duties under applicable law.

Notwithstanding these provisions for termination of the merger agreement, none of National Oilwell Varco, Grant Prideco and NOV Sub may terminate the merger agreement if the failure to close is due to breach of a representation, warranty, covenant or agreement by the party seeking termination.

Termination Fee; Expenses (see page 66)

Grant Prideco may be required to pay National Oilwell Varco a termination fee of $185.0 million in certain circumstances.

In the event of a termination of the merger agreement under certain other circumstances, the non-terminating party may be required to pay to the terminating party up to $5.0 million in reimbursement of expenses in connection with the merger agreement.

Additional Terms

Subject to the terms and conditions of the merger agreement, National Oilwell Varco and Grant Prideco have agreed to use their reasonable best efforts to take all actions necessary and proper under applicable law to consummate the merger and to obtain all required governmental and third party consents and approvals. As a result of these requirements, National Oilwell Varco and Grant Prideco may be required, conditional upon closing, to divest assets that would not reasonably be expected to have a material adverse effect on the applicable company.

Grant Prideco Stock Options, Restricted Stock, Employee Stock Purchase Plan and Deferred Compensation Plans (see pages 61 and 62)

The treatment of stock options, restricted stock, Grant Prideco’s employee stock purchase plan and deferred stock units under Grant Prideco’s compensation plans is discussed under the heading “The Merger Agreement — Stock Options and Employee Benefits” beginning on page 61.

Risk Factors (see page 14)

There are risks associated with the merger and the combined operations of National Oilwell Varco after the merger. See “Risk Factors” for a discussion of factors you should carefully consider before deciding how to vote at the special meeting of Grant Prideco’s stockholders.

Material U.S. Federal Income Tax Consequences (see page 95)

It is generally expected that the merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code so that stockholders generally will recognize gain (but not loss) in an amount not to exceed any cash received as part of the merger consideration for U.S. federal income tax purposes as a result of the merger and stockholders will recognize gain or loss with respect to any cash received in lieu of a fractional share of National Oilwell Varco’s common stock in the merger. The consummation of the merger is conditioned on the receipt by each of National Oilwell Varco and Grant Prideco of opinions from their respective counsel to the effect that the merger will so qualify. Grant Prideco may not waive these conditions to the merger after stockholders of Grant Prideco have adopted the merger agreement unless further approval from stockholders is obtained with appropriate disclosure.

Tax matters are very complicated, and the tax consequences of the merger to a particular stockholder of Grant Prideco will depend on the facts and circumstances of each holder’s own situation. For a description of the material federal income tax consequences of the merger, please see the information set forth in “Material U.S. Federal Income Tax Consequences”. We also urge each stockholder of Grant Prideco to consult the stockholder’s own tax advisor for a full understanding of the tax consequences of the merger.

Accounting Treatment (see page 51)

National Oilwell Varco will account for the merger using the purchase method of accounting. Under that method of accounting, the aggregate consideration that National Oilwell Varco pays for Grant Prideco will be allocated to the assets and liabilities of Grant Prideco based on their fair values, with any excess being treated as goodwill. Under the purchase method of accounting, goodwill and indefinite-lived intangible assets are not amortized but are tested for impairment at least annually. National Oilwell Varco currently expects to record approximately $2,656.5 million of goodwill and $752.0 million in indefinite-lived intangibles for certain tradenames upon completion of the merger, but that estimate is subject to change based upon the final number of shares of common stock of National Oilwell Varco issued at the time of closing and the final valuation of the identified assets and liabilities of Grant Prideco.

Other Information Related to the Merger

Regulatory Approvals (see page 50)

The merger is subject to antitrust laws. On January 7, 2008, National Oilwell Varco and Grant Prideco made the required filings relating to the merger with the Federal Trade Commission, or FTC, and the Antitrust Division of the Department of Justice, or DOJ.

National Oilwell Varco and Grant Prideco have made, or are in the process of making, the required filings relating to the merger with various government authorities in a number of foreign jurisdictions in which one or both companies have a sufficient market presence to require filings.

National Oilwell Varco and Grant Prideco continue to work with these various governmental agencies regarding the proposed merger. Upon receipt of all required regulatory approvals, National Oilwell Varco and Grant Prideco intend to close the merger as soon as possible thereafter. However, it cannot be assured that these regulatory approvals will be obtained or that the granting of these regulatory approvals will not involve the imposition of conditions on the completion of the merger. These conditions could result in the conditions to the merger not being satisfied.

Financing of the Merger

In order to finance some or all of the cash portion of the merger consideration, National Oilwell Varco expects to incur incremental indebtedness of between $1.5 billion and $2.0 billion, whether or not Grant Prideco has completed the pending sale of a significant portion of its Tubular Technology and Services business. In order to fund such amount, National Oilwell Varco intends to amend and restate its existing senior unsecured revolving credit facility with Wells Fargo Bank to provide for borrowing of up to an aggregate of $3.0 billion. National Oilwell Varco also expects to use such proceeds, if any, as necessary to refinance amounts outstanding under Grant Prideco’s existing credit facility. National Oilwell Varco’s obligation to complete the merger is not conditional on it obtaining financing.

Although National Oilwell Varco has secured a bridge financing commitment of up to $2.0 billion from Goldman Sachs Credit Partners L.P. and Wells Fargo Bank, National Oilwell Varco does not currently expect to borrow under this available bridge financing.

As a result of the merger, Grant Prideco may be required to offer to repurchase Grant Prideco’s outstanding 6 1/8% senior notes due 2015 at 101% of the principal amount thereof. National Oilwell Varco expects that funds to finance the repurchase will be available either from the cash on hand at Grant Prideco, from available cash or debt incurred by National Oilwell Varco or a combination thereof. At December 31, 2007, the aggregate principal amount of Grant Prideco’s outstanding senior notes was $174.6 million, and as of such date the senior notes were trading at approximately 102% of the outstanding principal amount. National Oilwell Varco believes that if the notes are trading above 101% at the time of any repurchase offer, a large majority of the holders would be unlikely to sell their notes to Grant Prideco in the repurchase offer. National Oilwell Varco may consider leaving the outstanding Grant Prideco senior notes in place, exchanging other National Oilwell Varco debt for outstanding Grant Prideco debt in connection with the merger or repurchasing such Grant Prideco debt.

Comparison of the Rights of Stockholders of National Oilwell Varco and Grant Prideco (see page 74)

The stockholders of Grant Prideco are being asked to adopt the merger agreement pursuant to which each share of common stock of Grant Prideco (other than shares of common stock of Grant Prideco held directly or indirectly by National Oilwell Varco, NOV Sub or Grant Prideco) will be converted into 0.4498 shares of common stock of National Oilwell Varco and $23.20 in cash. Consequently, such stockholders will no longer hold shares in Grant Prideco but will instead hold shares in National Oilwell Varco and their rights as stockholders of National Oilwell Varco will be governed by Delaware law, the amended and restated certificate of incorporation of National Oilwell

Varco and the amended and restated bylaws of National Oilwell Varco. There are various differences between the rights of stockholders of Grant Prideco and the rights of stockholders of National Oilwell Varco.

Listing of Common Stock to be Issued in the Merger (see page 52)

National Oilwell Varco has agreed to file an application to have the shares of common stock of National Oilwell Varco issued in the merger listed on the NYSE, the approval of which is a condition to closing the merger.

After the effective time of the merger, shares of common stock of National Oilwell Varco will continue to trade on the NYSE under the ticker symbol “NOV”.

Appraisal Rights (see page 47)

Holders of shares of Grant Prideco’s common stock will be entitled to demand an appraisal of their shares under Section 262 of the Delaware General Corporation Law, or DGCL. To obtain an appraisal, stockholders of Grant Prideco must not vote in favor of the adoption of the merger agreement, must submit a written demand for an appraisal before the vote on the approval of the merger agreement and must continue to hold their shares of common stock of Grant Prideco through the effective date of the merger. Stockholders of Grant Prideco must also comply with other procedures as required by the DGCL. If appraisal rights are available, stockholders of Grant Prideco who validly demand appraisal of their shares in accordance with the DGCL, and do not withdraw their demand or otherwise forfeit their appraisal rights, will not receive the merger consideration. Instead, after completion of the proposed merger, the Court of Chancery of the State of Delaware will determine the fair value of their shares exclusive of any value arising from the proposed merger. This appraisal amount will be paid in cash and could be more than, the same as or less than the amount a stockholder of Grant Prideco would be entitled to receive under the terms of the merger agreement.

The DGCL requirements for exercising appraisal rights are described in further detail in this proxy statement/prospectus in the section entitled “The Merger — Appraisal Rights” beginning on page 47, and Section 262 of the DGCL regarding appraisal rights is reproduced and attached as Annex C of this proxy statement/prospectus.

Selected Historical Consolidated Financial Data of National Oilwell Varco

National Oilwell Varco is providing the following information to aid in your analysis of the financial aspects of the merger. The following selected historical financial data for each of the years in the five-year period ended December 31, 2006 has been derived from the audited consolidated financial statements for National Oilwell Varco. The selected historical financial data for the nine months ended September 30, 2007 and 2006 has been derived from unaudited consolidated financial statements for National Oilwell Varco. In the opinion of the management of National Oilwell Varco, the unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the interim consolidated financial statements. Results for the interim periods are not necessarily indicative of the results to be expected for the full year.

The information is only a summary. You should read it along with the historical financial statements and related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the Annual Report on Form 10-K for National Oilwell Varco for the year ended December 31, 2006 and the Quarterly Report on Form 10-Q for National Oilwell Varco for the quarterly period ended September 30, 2007 on file with the Securities and Exchange Commission and incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information”.

						Nine Months
						Ended
	Year Ended December 31,					September 30,
	2006	2005(1)	2004	2003	2002(2)	2007	2006
	(In millions, except per share data)

Operation Data:
Revenue	$7,025.8	$4,644.5	$2,318.1	$2,004.9	$1,521.9	$7,130.1	$4,947.1
Operating Profit	1,111.1	476.8	176.0	164.1	127.7	1,469.7	729.9
Income before Taxes and Minority Interest	1,049.2	430.0	138.9	121.8	106.7	1,462.6	679.9
Net Income	$684.0	$286.9	$115.2	$79.7	$67.1	960.4	444.8

Net Income per Share(3):
Basic	$1.95	$0.92	$0.67	$0.47	$0.41	$2.71	$1.27

Diluted	$1.93	$0.91	$0.67	$0.47	$0.41	$2.71	$1.26

Balance Sheet Data (at end of period):
Total Assets	$9,019.3	$6,678.5	$2,576.5	$2,213.1	$1,942.5	$11,345.8	N.A.
Long-term Debt, less Current Maturities	834.7	835.6	350.0	594.0	594.6	737.8	N.A.
Stockholders’ Equity	5,023.5	4,194.2	1,270.2	1,059.2	899.3	6,346.9	N.A.

(1)	Financial results of Varco International, Inc. (“Varco”) have been included in National Oilwell Varco’s consolidated financial statements beginning March 11, 2005, the date the Varco merger was completed and Varco’s common shares were exchanged for shares of National Oilwell Varco’s common stock. Financial information for prior periods and dates may not be comparable with 2005 due to the impact of this business combination on National Oilwell Varco’s financial position and results of operation. See Note 3 of the Notes to National Oilwell Varco’s Consolidated Financial Statements (incorporated herein by reference to National Oilwell Varco’s annual report on Form 10-K for the year ended December 31, 2006) for a description of the Varco merger and related adjusted financial information. Results for the year ended December 31, 2005 include integration costs associated with the Varco merger of $31.7 million and stock-based compensation costs of $15.6 million related to the amortization expense of options assumed in the Varco merger.

(2)	In December 2002, National Oilwell Varco acquired Hydralift ASA, a Norwegian based company, for an aggregate purchase price of approximately $300 million. The results of Hydralift’s operations have been included in National Oilwell Varco’s income statements since the acquisition date.

(3)	All periods reflect a two-for-one stock split effected as a stock dividend in September 2007.

Selected Historical Consolidated Financial Data of Grant Prideco

Grant Prideco is providing the following information to aid in your analysis of the financial aspects of the merger. The following selected historical financial data for each of the years in the five-year period ended December 31, 2006 has been derived from audited consolidated financial statements for Grant Prideco. The selected historical financial data for the nine months ended September 30, 2007 and 2006 has been derived from unaudited consolidated financial statements for Grant Prideco. In April 2004, Grant Prideco sold the assets and business of Grant Prideco’s Texas Arai division and prior year results related to this division have been reclassified as discontinued operations. In the opinion of the management of Grant Prideco, the unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the interim consolidated financial statements. Results for the interim periods are not necessarily indicative of the results to be expected for the full year.

The information is only a summary. You should read it along with historical financial statements and related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the Annual Report on Form 10-K for Grant Prideco for the year ended December 31, 2006 and the Quarterly Report on Form 10-Q for Grant Prideco for the quarterly period ended September 30, 2007 on file with the Securities and Exchange Commission and incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information”.

							Nine Months
							Ended
	Year Ended December 31,						September 30,
	2006(1)(2)	2005(3)	2004(1)	2003(4)	2002(5)		2007	2006(2)
	(In millions, except per share data)

Operation Data:
Revenue	$1,815.7	$1,350.0	$945.6	$803.8	$609.4		$1,558.5	$1,297.6
Operating Income	564.4	311.0	141.7	45.3	47.0		480.2	404.9
Income from Continuing Operations	464.6	189.0	64.8	4.7	13.7		390.7	324.5
Income Before Cumulative Effect of Accounting Change	464.6	189.0	55.3	5.2	13.0	(6)	390.7	324.5
Net Income	464.6	189.0	55.3	5.2	6.6		390.7	324.5
Income Per Share:
Income from Continuing Operations:
Basic	$3.56	$1.49	$0.53	$0.04	$0.12		$3.04	$2.47
Diluted	3.50	1.45	0.51	0.04	0.12		3.00	2.43
Net Income:
Basic	3.56	1.49	0.45	0.04	0.06		3.04	2.47
Diluted	3.50	1.45	0.44	0.04	0.06		3.00	2.43
Balance Sheet Data (at end of period):
Total Assets	$2,022.1	$1,540.3	$1,344.5	$1,262.1	$1,315.3		$2,342.9	N.A.
Long-term Debt	237.2	217.5	377.8	426.9	478.8		203.5	N.A.
Stockholders’ Equity	1,362.9	996.2	705.5	606.1	588.9		1,710.0	N.A.

(1)	See discussion of other operating items related to 2006 and 2004 in Note 5 in Grant Prideco’s consolidated financial statements for the year ended December 31, 2006 that are incorporated by reference to Grant Prideco’s annual report on Form 10-K for the year ended December 31, 2006.

(2)	Includes a license and royalty payment in 2006 of $20.0 million Grant Prideco received in exchange for the use of ReedHycalog’s patented technology for the shallow leaching of PDC cutters (see Note 4 in Grant Prideco’s consolidated financial statements for the year ended December 31, 2006 that are incorporated by reference to Grant Prideco’s annual report on Form 10-K for the year ended December 31, 2006 for further discussion).

(3)	Includes total refinancing charges of $57.1 million in 2005, which includes $35.4 million related to replacing Grant Prideco’s previous $190 million credit facility with a new $350 million credit facility, and an early redemption of Grant Prideco’s $200 million 9 5/8% Senior Notes due 2007 and $21.7 million related to the repurchase of substantially all of Grant Prideco’s 9% Senior Notes.

(4)	Includes $37.8 million of charges in 2003, which includes $24.9 million related to fixed asset write-downs, $6.4 million related to inventory reserves for exited product lines, $6.4 million related to asset impairments, $1.5 million related to stock based compensation expense offset by a benefit of $1.4 million related to the settlement of a contingent liability.

(5)	Includes $7.0 million of charges in 2002. This includes a charge of $2.6 million related to fixed asset write-downs and a charge of $4.4 million for executive severance costs.

(6)	Includes a cumulative effect of accounting change in 2002 related to Financial Accounting Standards Board (SFAS) No. 142, “Goodwill and Other Intangible Assets” of $6.4 million, net of tax.

Selected Unaudited Pro Forma Condensed Combined Financial and Other Data

The merger will be accounted for under the purchase method of accounting, which means that the assets and liabilities of Grant Prideco will be recorded, as of completion of the merger, at their fair values and added to those of National Oilwell Varco.

Presented below are selected unaudited pro forma condensed combined financial information that is intended to provide you with a better picture of what the businesses might have looked like had National Oilwell Varco actually owned Grant Prideco as of September 30, 2007. The unaudited pro forma combined balance sheet combines the unaudited historical consolidated balance sheet of National Oilwell Varco with an unaudited pro forma consolidated balance sheet of Grant Prideco (which adjusts Grant Prideco’s historical consolidated balance sheet to reflect (i) the classification of three of the four business units within Grant Prideco’s Tubular Technology and Services segment as discontinued operations and (ii) the pending disposition of those three business units as if it occurred on September 30, 2007), and giving effect to the merger as if it also occurred on September 30, 2007. The unaudited pro forma combined statements of income combine the historical consolidated statements of income of National Oilwell Varco with unaudited pro forma consolidated statements of income of Grant Prideco (which consolidated statements of income adjust Grant Prideco’s historical consolidated statements of income as if the pending disposition of the three of the four business units within Grant Prideco’s Tubular Technology and Services segment was accounted for as discontinued operations) for the year ended December 31, 2006 and the nine months ended September 30, 2007, giving effect to the merger as if it occurred on January 1, 2006. The disposition is expected to close in the first quarter of 2008 subject to customary closing conditions, including regulatory approval. However, there can be no assurance the pending disposition will be completed prior to the closing of the merger or at all. The selected unaudited pro forma condensed combined financial information does not reflect cost savings that may result from the merger.

You should not rely on the selected unaudited pro forma condensed combined financial information as being indicative of the historical results that would have occurred had the companies been combined or the future results that may be achieved after the merger. The condensed combined financial information would have been different, perhaps materially, had the companies actually been combined during the period presented. The following selected unaudited pro forma combined financial information has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus.

	Nine Months
	Ended	Year Ended
	September 30,	December 31,
	2007	2006
	(In millions, except
	per share data)
Statement of Operations Data:
Revenues	$8,494.8	$8,537.7
Operating Profit	1,765.0	1,382.1
Income from Continuing Operations	1,185.0	898.3
Income from Continuing Operations per Share:
Basic	$2.89	$2.21
Diluted	$2.88	$2.19

	September 30,
	2007
	(In millions)
Balance Sheet Data (at end of period):
Cash and Cash Equivalents	$700.0
Total Assets	18,636.7
Long-term Debt	2,405.5
Total Stockholders’ Equity	10,546.2

UNAUDITED COMPARATIVE PER SHARE DATA

The following table presents:

•	historical per share data for National Oilwell Varco;

•	pro forma per share data for National Oilwell Varco after giving effect to (i) the merger as a purchase of Grant Prideco and (ii) the sale of assets by Grant Prideco; and

•	historical and equivalent pro forma per share data for Grant Prideco, as adjusted for the pending disposition of assets by Grant Prideco.

The pro forma amounts included in the table below are presented as if the merger had been effective for the periods presented, have been prepared in accordance with accounting principles generally accepted in the United States and are based on the purchase method of accounting. Neither National Oilwell Varco nor Grant Prideco has declared or paid dividends on its common stock during the periods presented. The pro forma amounts in the table below do not, however, give consideration to the impact, if any, of asset dispositions or cost savings that may result from the merger or any non-recurring charges directly attributable to the merger.

You should read this table together with the historical consolidated financial statements of National Oilwell Varco and Grant Prideco that are filed with the Securities and Exchange Commission and incorporated by reference into this proxy statement/prospectus and the unaudited pro forma condensed consolidated financial statements and accompanying discussions and notes beginning on page 79 of this proxy statement/prospectus. See “Where You Can Find More Information”. The pro forma amounts presented in the table below are presented for informational purposes only. You should not rely on the pro forma per share data as being indicative of actual results had the merger occurred prior to the dates indicated below. The combined financial information as of and for the periods presented may have been different had the companies actually been combined as of or during those periods.

	At and for the Nine Months Ended September 30, 2007
	National	Combined	Grant Prideco
	Oilwell Varco	Company	As	Equivalent
	Historical	Pro Forma(1)	Adjusted(2)	Pro Forma(3)
Earnings from continuing operations per share:
Basic	$2.71	$2.89	$2.82	$1.30
Diluted	$2.71	$2.88	$2.78	$1.30
Cash dividends per share	$0.00	$0.00	$0.00	$0.00
Book value per share(4)	$17.94	$25.71	$16.23	$11.56

	At and for the Year Ended December 31, 2006
	National	Combined	Grant Prideco
	Oilwell Varco	Company	As	Equivalent
	Historical	Pro Forma(1)	Adjusted(2)	Pro Forma(3)
Earnings from continuing operations per share:
Basic	$1.95	$2.21	$3.10	$0.99
Diluted	$1.93	$2.19	$3.05	$0.99
Cash dividends per share	$0.00	$0.00	$0.00	$0.00

(1)	The combined company pro forma data includes the effect of the merger and the pending disposition of assets by Grant Prideco on the basis described in the notes to the unaudited pro forma condensed consolidated financial statements beginning on page 79.

(2)	Grant Prideco As Adjusted represents historical Grand Prideco, as adjusted to exclude balances of certain businesses in the Tubular Technology and Services segment that have either been sold subsequent to September 30, 2007, or are planned to be sold or otherwise discontinued.

(3)	The equivalent pro forma information for Grant Prideco was calculated by multiplying the corresponding information for National Oilwell Varco by 0.4498. The exchange ratio does not include the $23.20 cash portion of the merger consideration. This information shows how each share of common stock of Grant Prideco would have participated in the corresponding earnings, dividends and book values of National Oilwell Varco had the companies been combined for the periods presented.

(4)	Grant Prideco equivalent pro forma book value per share is calculated by multiplying the combined company pro forma book value per share by an assumed exchange ratio of 0.4498 shares of National Oilwell Varco common stock per share of Grant Prideco common stock.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Shares of the common stock of National Oilwell Varco are traded on the New York Stock Exchange under the symbol “NOV” and shares of the common stock of Grant Prideco are traded on the New York Stock Exchange under the symbol “GRP”. The following table sets forth, for the periods indicated, the range of high and low sales prices per share for common stock of National Oilwell Varco and common stock of Grant Prideco, on the New York Stock Exchange Composite Transactions Tape.

	Shares of Common Stock of		Shares of Common Stock of
	National Oilwell Varco(1)		Grant Prideco
	High	Low	High	Low

2005
First Quarter	$50.21	$33.23	$25.50	$17.83
Second Quarter	$48.52	$39.74	$27.47	$21.41
Third Quarter	$67.45	$46.70	$41.49	$26.58
Fourth Quarter	$66.52	$55.18	$47.82	$32.38
2006
First Quarter	$76.54	$57.00	$51.47	$35.67
Second Quarter	$71.85	$56.50	$55.43	$39.70
Third Quarter	$68.08	$56.33	$48.33	$34.32
Fourth Quarter	$68.12	$52.08	$45.32	$33.11
2007
First Quarter	$39.64	$26.87	$50.71	$35.61
Second Quarter	$54.78	$38.27	$59.99	$48.00
Third Quarter	$75.04	$48.90	$59.50	$48.38
Fourth Quarter	$82.00	$61.05	$56.94	$44.67
2008
First Quarter (through January 25, 2008)	$77.84	$52.51	$57.54	$46.20

(1)	Beginning with the first quarter of 2007, all periods reflect the two-for-one stock split effected as a 100% stock dividend paid on September 28, 2007 to National Oilwell Varco’s stockholders of record as of September 7, 2007.

Since December 31, 2004, neither National Oilwell Varco nor Grant Prideco has paid cash dividends. Any potential future decision regarding the payment of dividends by National Oilwell Varco would depend on business conditions, National Oilwell Varco’s financial condition, earnings, capital requirements and other factors. National Oilwell Varco has no immediate plans to declare or pay any dividends.

Recent Closing Prices

The following table shows the closing sales prices per share of the common stocks of National Oilwell Varco and Grant Prideco and the equivalent value per share of common stock of Grant Prideco on December 14, 2007 (the last full trading day before National Oilwell Varco and Grant Prideco announced the proposed merger) and           , 2008, the most recent practicable date prior to the mailing of this proxy statement/prospectus to stockholders of Grant Prideco. The equivalent value per share of common stock of Grant Prideco was determined by reference to the value of the merger consideration to be received in respect of each share in the merger. Because the merger consideration per share of common stock of Grant Prideco is fixed at $23.20 in cash plus 0.4498 shares of common stock of National Oilwell Varco, the value of the total merger consideration to be received by stockholders of Grant Prideco will fluctuate based on the market price of the common stock of National Oilwell Varco. We urge you to obtain the market prices of the common stocks of National Oilwell Varco and Grant Prideco before you vote.

Equivalent
Value per Share of
	Common Stock of	Common Stock of	Common Stock of
Date	National Oilwell Varco	Grant Prideco	Grant Prideco

December 14, 2007	$77.37	$47.46	$58.00
, 2008	$	$	$

RISK FACTORS

In addition to the other information included in this proxy statement/prospectus, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements”, you should carefully consider the following risks before deciding whether to vote for adoption of the merger agreement. In addition, you should read and consider the risks associated with each of the businesses of National Oilwell Varco and Grant Prideco because these risks will also affect the combined company. These risks can be found in our respective Annual Reports on Form 10-K for the year ended December 31, 2006 as well as subsequent quarterly reports on Form 10-Q, which reports are filed with the SEC and incorporated by reference into this proxy statement/prospectus.

Risks Related to the Merger and the Related Transactions

We may not be able to successfully integrate the operations of the two companies and realize the anticipated benefits of the merger.

Achieving the benefits we expect from the merger will depend in large part on integrating our technology, operations and personnel in a timely and efficient manner to minimize the impact on customers, employees and management. Integration of the two previously independent companies will be a complex, time consuming and costly process. Failure to timely and successfully integrate these companies may have a material adverse effect on the combined company’s business, financial condition and results of operations. The difficulties of combining the companies will present challenges to the combined company’s management, including:

•	operating a significantly larger combined company with operations in more geographic areas and with more business lines;

•	integrating personnel with diverse backgrounds and organizational cultures;

•	coordinating sales and marketing functions;

•	retaining key employees, customers or suppliers;

•	preserving the research and development, collaboration, distribution, marketing, promotion and other important relationships of National Oilwell Varco and Grant Prideco;

•	integrating the internal controls and procedures that National Oilwell Varco will be required to maintain under the Sarbanes-Oxley Act of 2002; and

•	consolidating other corporate and administrative functions.

The combined company will also be exposed to other risks that are commonly associated with transactions similar to the merger, such as unanticipated liabilities and costs, some of which may be material, and diversion of management’s attention. As a result, we cannot assure you that we will realize any of the anticipated benefits of the merger, including anticipated cost savings, and failure to do so could adversely affect the business of the combined company after the merger.

The costs of the merger could adversely affect combined financial results.

We expect the total merger-related costs, including executive severance but exclusive of other employee benefit costs, to be approximately $110 million, consisting primarily of executive severance, financial advisory, legal and accounting fees, financial printing costs and other related charges. The amount of these expenses is a preliminary estimate and is subject to change. In addition, the combined company will incur certain integration costs, including, but not limited to, costs associated with consolidating administrative and operational functions and the closure of certain facilities. If the benefits of the merger do not exceed the costs associated with the merger, including any dilution to the stockholders of both companies resulting from the issuance of shares in connection with the merger, the combined company’s financial results, including earnings per share, could be adversely affected.

The exchange ratio for the common stock of National Oilwell Varco to be received in the merger is fixed and will not be adjusted in the event of any change in stock price.

Upon completion of the merger, each share of common stock of Grant Prideco will be exchanged for 0.4498 of a share of common stock of National Oilwell Varco and $23.20 in cash. The share conversion number is fixed and will not be adjusted as a result of any change in the price of the common stocks of either National Oilwell Varco or Grant Prideco. In addition, neither National Oilwell Varco nor Grant Prideco may terminate the merger agreement solely because of changes in the market price of either company’s common stock. Therefore, if the value of the common stock of National Oilwell Varco declines prior to the completion of the merger, the value of the merger consideration to be received by stockholders of Grant Prideco will decline. The share prices of the common stocks of both National Oilwell Varco and Grant Prideco are by nature subject to the general price fluctuations in the market for publicly traded equity securities and have experienced significant volatility, and we cannot predict or give any assurances as to the market prices of the respective common stocks of National Oilwell Varco and Grant Prideco on the date of the special meeting of Grant Prideco’s stockholders, the date of the completion of the merger or at any time after the completion of the merger. Stockholders of Grant Prideco are encouraged to obtain current market price quotations for the common stocks of National Oilwell Varco and Grant Prideco before voting their shares at the special meeting.

Existing stockholders of Grant Prideco will represent a minority of the stockholders of National Oilwell Varco after the merger.

Based on the number of outstanding shares of the common stock of Grant Prideco as of           , 2008, National Oilwell Varco will issue to stockholders of Grant Prideco approximately 56.4 million shares of common stock of National Oilwell Varco in the merger. As a result, the current stockholders of Grant Prideco and National Oilwell Varco will hold approximately 14% and 86%, respectively, of the common stock outstanding of National Oilwell Varco after the completion of the merger, based on the common stock of National Oilwell Varco and Grant Prideco outstanding as of           , 2008. As a result, Grant Prideco’s stockholders, as a general matter, will have significantly less influence over the management and policies of National Oilwell Varco than they currently exercise over the management and policies of Grant Prideco.

Failure to complete the merger or delays in completing the merger could negatively impact National Oilwell Varco’s and Grant Prideco’s stock prices and future business and operations.

If the merger is not completed for any reason, National Oilwell Varco and Grant Prideco may be subject to a number of material risks, including the following:

•	the individual companies will not realize the benefits expected from becoming part of a combined company, including potentially enhanced financial and competitive position;

•	under certain circumstances, Grant Prideco may be required to pay National Oilwell Varco a termination fee of $185.0 million, and under certain other circumstances, either of the companies may be required to reimburse the other party for up to $5.0 million in merger-related expenses;

•	the price of common stock of National Oilwell Varco or Grant Prideco may decline to the extent that the current market price of the common stock reflects a market assumption that the merger will be completed; and

•	some costs related to the merger, such as legal, accounting and financial advisor fees, must be paid even if the merger is not completed.

Whether or not the merger is completed, the pendency of the transaction could cause disruptions in the businesses of National Oilwell Varco and Grant Prideco, which could have an adverse effect on their businesses and financial results.

In response to the announcement of the merger, National Oilwell Varco’s or Grant Prideco’s customers may delay or defer purchasing decisions. Any delay or deferral of purchasing decisions by customers could negatively affect the business and results of operations of National Oilwell Varco and Grant Prideco, regardless of whether the merger is ultimately completed. Similarly, current and prospective employees of National Oilwell Varco and Grant Prideco may experience uncertainty about their future roles with the companies until after the merger is completed or if the merger is not completed. This may adversely affect the ability of National Oilwell Varco and Grant Prideco to attract and retain key management, marketing and technical personnel. In addition, the diversion of the attention of the companies’ respective management teams away from the day-to-day operations during the pendency of the transaction could have an adverse effect on the financial condition and operating results of either company.

The merger agreement limits Grant Prideco’s ability to pursue alternatives to the merger, and in certain instances requires payment of a termination fee, which could deter a third party from proposing an alternative transaction to the merger.

While the merger agreement is in effect, subject to certain limited exceptions, Grant Prideco is prohibited from soliciting, initiating, encouraging or entering into any extraordinary transactions, such as a merger, sale of assets or other business combination, with any third party. As a result of these limitations, Grant Prideco may lose opportunities to enter into a more favorable transaction. If the merger is terminated and the board of directors of Grant Prideco determines to seek another merger or business combination, Grant Prideco cannot assure you that it will be able to find a transaction providing as much stockholder value as this merger.

See the section entitled “The Merger Agreement — No Solicitation” beginning on page 59.

Moreover, under specified circumstances, Grant Prideco could be required to pay National Oilwell Varco a termination fee of $185.0 million in connection with the termination of the merger agreement. See the section entitled “The Merger Agreement — Termination; Termination Fees and Expenses” beginning on page 64. This termination fee could deter a third party from proposing an alternative to the merger.

National Oilwell Varco and Grant Prideco could be required to divest, hold separate or license assets to complete the merger.

We cannot complete the merger until the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or any other applicable waiting period has expired or is otherwise terminated. On January 7, 2008 National Oilwell Varco and Grant Prideco made the required filings relating to the merger with the FTC and the DOJ. National Oilwell Varco and Grant Prideco have also made, or are in the process of making, the required filings relating to the merger with various government authorities in a number of foreign jurisdictions in which one or both companies have sufficient market presence to require filings. We continue to work with these various governmental agencies to obtain regulatory clearance to complete the merger. As a prerequisite to obtaining the expiration or termination of this waiting period, or to avoid an injunction by the Department of Justice or another governmental entity, whether foreign or domestic, National Oilwell Varco, Grant Prideco or both companies may be required to divest, hold separate or license certain assets. Although each of National Oilwell Varco and Grant Prideco have agreed to use their reasonable best efforts to obtain the expiration or termination of this waiting period and to obtain any other governmental clearance or approvals under federal, state or foreign antitrust laws, neither National Oilwell Varco nor Grant Prideco is required to divest, hold separate or license any of their respective businesses, product lines or assets, take or agree to take any other action or agree to any limitation, that would reasonably be expected to have a material adverse effect on the financial condition, results of operations or prospects of National Oilwell Varco or Grant Prideco or that is not conditioned upon completion of the merger.

Divestitures or licensing of assets can be time consuming and may delay or prevent completion of the proposed merger. Because there may be a limited number of potential buyers or licensees for the assets subject to divestiture or license and because potential buyers will likely be aware of the circumstances of the sale or license, these assets could be sold or licensed at prices or rates lower than their fair market values or the prices National Oilwell Varco or Grant Prideco paid for these assets. Asset divestitures or licenses of National Oilwell Varco’s or Grant Prideco’s assets could also significantly reduce the value of the combined company, eliminate potential cost savings opportunities or lessen the anticipated benefits of the merger.

Some of the directors and executive officers of Grant Prideco have interests that differ in several respects from those of Grant Prideco’s stockholders.

In considering the recommendation of the board of directors of Grant Prideco to adopt the merger agreement, the stockholders of Grant Prideco should consider that some of their directors and executive officers have interests that differ from, or are in addition to, their interests as stockholders of Grant Prideco generally. These interests include the expectation of being appointed an officer of the combined company, the benefits that directors and officers may receive in connection with any acceleration of the vesting of their outstanding equity awards as a result of the merger or their terminations of service, and the potential payments that certain officers of Grant Prideco may receive as a result of the merger. As a result, these officers and directors may be more likely to vote to adopt the merger agreement than if they did not hold these interests. You should consider whether these interests may have influenced these officers and directors to support or recommend the merger. For a detailed discussion of the interests of the directors and executive officers of Grant Prideco, please read “The Merger — Interests of Certain Persons in the Merger”.

If National Oilwell Varco or Grant Prideco fails to obtain all required consents and waivers, third parties may terminate or alter existing contracts.

Certain agreements with suppliers, customers, licensors or other business partners may require National Oilwell Varco or Grant Prideco to obtain the approval or waiver of these other parties in connection with the merger. National Oilwell Varco and Grant Prideco have agreed to use reasonable efforts to secure the necessary approvals and waivers. However, we cannot assure you that National Oilwell Varco and/or Grant Prideco will be able to obtain all of the necessary approvals and waivers, and failure to do so could have a material adverse effect on the business of the combined company after the merger.

Certain litigation against Grant Prideco, its directors and National Oilwell Varco has been instituted. This litigation could delay or prevent the merger. Similar litigation could also be instituted in the future.

As of the date of this proxy statement/prospectus, National Oilwell Varco and Grant Prideco are aware of five lawsuits that have been filed in connection with the proposed merger. All five cases were filed in the district court of Harris County, Texas.

The plaintiffs in these lawsuits are stockholders of Grant Prideco. They allege, among other things, breaches of fiduciary duties of the directors of Grant Prideco owed to the stockholders of Grant Prideco in connection with the proposed merger. In addition, the plaintiffs allege aiding and abetting of the breaches by Grant Prideco. In one of the complaints, the plaintiffs also allege aiding and abetting of the breaches by National Oilwell Varco. The plaintiffs seek to enjoin the merger and ask for other legal and equitable relief. National Oilwell Varco and Grant Prideco believe that these lawsuits are without merit and intend to defend against them. This litigation could, however, delay or prevent the proposed merger. It is also possible that additional suits seeking to enjoin the proposed merger could be filed. Any such suit could delay or prevent the proposed merger.

Risks Related to the Combined Company’s Business

National Oilwell Varco and Grant Prideco are dependent upon the oil and gas industry, which may be volatile.

The oil and gas industry in which National Oilwell Varco and Grant Prideco participate historically has experienced significant volatility. Demand for our services and products depends primarily upon the number of oil rigs in operation, the number of oil and gas wells being drilled, the depth and drilling conditions of these wells, the volume of production, the number of well completions, capital expenditures of other oilfield service companies and the level of workover activity. Drilling and workover activity can fluctuate significantly in a short period of time, particularly in the United States and Canada. The willingness of oil and gas operators to make capital expenditures to explore for and produce oil and natural gas and the willingness of oilfield service companies to invest in capital equipment will continue to be influenced by numerous factors over which we have no control, including:

•	the ability of the members of the Organization of Petroleum Exporting Countries, or OPEC, to maintain price stability through voluntary production limits, the level of production by non-OPEC countries and worldwide demand for oil and gas;

•	level of production from known reserves;

•	cost of exploring for and producing oil and gas;

•	level of drilling activity;

•	worldwide economic activity;

•	national government political requirements;

•	development of alternate energy sources; and

•	environmental regulations.

If there is a significant reduction in demand for drilling services, in cash flows of drilling contractors or production companies or in drilling or well servicing rig utilization rates, then demand for the products and services of the combined company after the merger will decline, and could lead to cancellations of orders placed with the combined company and a reduction of its backlog.

Volatile oil and gas prices affect demand for our products.

Oil and gas prices have been volatile since 1990. In general, oil prices approximated $18-22 per barrel from 1991 through 1997, experienced a decline into the low teens in 1998 and 1999, and have generally ranged between $25-100 per barrel since 2000. Spot gas prices generally ranged between $1.80-2.60 per mmbtu of gas from 1991 through 1999, then experienced severe spikes into the $10 range in 2001 and 2003. Absent occasional spikes and dips due to imbalances in supply and demand, prices have generally ranged between $5.00-10.00 per mmbtu during the last two years.

Expectations for future oil and gas prices cause many shifts in the strategies and expenditure levels of oil and gas companies and drilling contractors, particularly with respect to decisions to purchase major capital equipment of the type we manufacture. Industry activity and our revenues have responded slowly to the higher commodity prices that have existed since the second quarter of 2002, presumably due to concerns that these prices will not continue in the current range. Oil and gas prices, which are determined by the marketplace, may fall below a range that is acceptable to our customers, which could reduce demand for our products.

Competition in our industry could ultimately lead to lower revenues and earnings.

The oilfield products and services industry is highly competitive. National Oilwell Varco and Grant Prideco both compete with regional, national and foreign competitors in each of their current major product lines. These competitors may have greater financial, technical, manufacturing and marketing resources than National Oilwell Varco or Grant Prideco, even on a combined basis, and may be in a better competitive position. The following competitive actions can each affect our revenues and earnings:

•	price changes;

•	new product and technology introductions; and

•	improvements in availability and delivery.

In addition, certain foreign jurisdictions and government-owned petroleum companies located in some of the countries in which National Oilwell Varco and Grant Prideco operate have adopted policies or regulations that may give local nationals in these countries competitive advantages over National Oilwell Varco and Grant Prideco and that could impact the operations of the combined company after the merger.

We cannot assure you that the competitive environment in which National Oilwell Varco and Grant Prideco operate will not have an adverse effect on the combined company after the merger. Competition in our industry could lead to lower revenues and earnings.

Increases in the prices of our raw materials could affect our results of operations.

The combined company of National Oilwell Varco and Grant Prideco is likely to use large amounts of steel and alloy tubulars and bars in the manufacturing of its drilling products. The price of steel and these alloy raw materials has a significant impact on the cost of production. If the combined company is unable to pass future raw material price increases on to customers, its margins and results of operations, stockholders’ equity, cash flows and financial condition could be adversely affected.

Steel and alloy prices have increased significantly during the past several years, caused primarily by significant increases in the prices paid by suppliers for scrap and coke and alloys utilized in their operations.

In addition, rising alloy and steel costs also have the potential to delay increases in demand for Grant Prideco’s drill stem components and premium casing products. As drill stem products are not consumables, Grant Prideco’s customers could elect to defer purchases until such time as they determine that steel prices have stabilized or returned to more normalized conditions. Grant Prideco’s forward-looking statements do not assume that there will be any reduced demand for drill stem products or premium casing as a result of increased prices caused by the current shortages being experienced in the worldwide steel and alloy markets. Reduced demand could adversely affect the results of operations, stockholders’ equity, cash flows and financial condition of the combined company.

Interruptions in the supply of raw materials could materially adversely affect our results of operations.

The combined company of National Oilwell Varco and Grant Prideco will rely on various suppliers to supply the components utilized to manufacture drilling products. The availability of the raw materials is not only a function of the availability of steel, but also the alloy materials utilized by suppliers in manufacturing component parts that meet the combined company’s proprietary requirements. If material disruptions to the availability of raw materials occurs, it could adversely affect the results of operations, stockholders’ equity, cash flows and financial condition of the combined company, as well as its ability to increase manufacturing operations to help meet its revenue targets.

In this regard, Grant Prideco is party to a green-tube supply agreement with voestalpine Tubulars GmbH & Co. KG, or VAT, a company in which Grant Prideco beneficially owns a 50.01% interest, the term of which is from August 1, 2007 through March 31, 2009. If the combined company is unsuccessful in renewing this agreement with VAT in the future, or if the pricing terms of the existing agreement result in a material increase in the combined company’s green-tube costs, it could have an adverse affect on the company’s results of operations.

National Oilwell Varco and Grant Prideco have each aggressively expanded their businesses, and the combined company intends to maintain an aggressive growth strategy after the merger.

National Oilwell Varco and Grant Prideco have aggressively expanded and grown their businesses during the past several years, primarily through acquisitions. We anticipate that National Oilwell Varco will continue to pursue an aggressive growth strategy following the merger; however, we cannot assure you that attractive acquisitions will be available after the merger, at reasonable prices or at all. In addition, we cannot assure you that we will successfully integrate the operations and assets of any acquired business with our own or that our management will be able to manage effectively the increased size of the combined company or operate any new lines of business. Any inability on the part of management to integrate and manage acquired businesses and their assumed liabilities could adversely affect our business and financial performance. In addition, after the merger, we may need to incur substantial indebtedness to finance future acquisitions. We cannot assure you that we will be able to obtain this financing on terms acceptable to us or at all. Future acquisitions may result in increased depreciation and amortization expense, increased interest expense, increased financial leverage or decreased operating income for the combined company, any of which could cause our business to suffer.

Both National Oilwell Varco’s and Grant Prideco’s operating results have fluctuated during recent years and these fluctuations may continue for the combined company after the merger.

Both National Oilwell Varco and Grant Prideco have experienced in the past, and the combined company may experience in the future, fluctuations in quarterly operating results. We cannot assure you that the combined company will realize expected earnings growth or that earnings in any particular quarter will not fall short of either a prior fiscal quarter or investors’ expectations. The following factors, in addition to others not listed, may affect the combined company’s quarterly operating results in the future:

•	fluctuations in the oil and gas industry;

•	competition;

•	the ability to effectively and efficiently integrate the operations and businesses of National Oilwell Varco and Grant Prideco;

•	the ability to service the debt obligations of the combined company;

•	the ability to identify strategic acquisitions at reasonable prices;

•	the ability to manage and control operating costs of the combined company;

•	fluctuations in political and economic conditions in the United States and abroad; and

•	the ability to protect National Oilwell Varco’s and Grant Prideco’s intellectual property rights.

In connection with their business operations, National Oilwell Varco and Grant Prideco could be subject to substantial liability claims that adversely affect their results of operations.

Both National Oilwell Varco and Grant Prideco manufacture complex products and equipment and the failure of these products and equipment to operate properly or to meet specifications may greatly increase customers’ costs of drilling a well. In addition, many of these products are used in hazardous drilling and production applications where an accident or product failure can cause personal injury or loss of life, damage to property, equipment or the environment, regulatory investigations and penalties, and the suspension of the end-user’s operations. If National Oilwell Varco’s or Grant Prideco’s products or services fail to meet specifications or are involved in accidents or failures, the combined company could face warranty, contract or other litigation claims for which we may be held responsible and our reputation for providing quality products may suffer.

The insurance carried by National Oilwell Varco and Grant Prideco may not be adequate in risk coverage or policy limits to cover all losses or liabilities that we may incur or for which we may be responsible. Moreover, in the future we may not be able to maintain insurance at levels of risk coverage or policy limits that we deem adequate or at premiums that are reasonable for us, particularly in the recent environment of significant insurance premium increases. Further, any claims made under our policies will likely cause our premiums to increase.

Any future damages deemed to be caused by the products or services of National Oilwell Varco or Grant Prideco that are assessed against us and that are not covered by insurance, or that are in excess of policy limits or subject to substantial deductibles, could have a material adverse effect on our results of operations and financial condition. Litigation and claims for which we are not insured can occur, including employee claims, intellectual property claims, breach of contract claims and warranty claims. Any forward-looking statements of National Oilwell Varco and Grant Prideco assume that such uninsured claims or issues will not occur. If the combined company accounts for warranty reserves on a specific identification basis, a significant unexpected warranty issue during a particular quarter or year could cause a material reduction in the results of operations, stockholders’ equity, cash flows and financial condition of the combined company in the quarter or year in which the reserve for such warranty is made.

The results of operations for National Oilwell Varco or Grant Prideco could be adversely affected by actions under U.S. trade laws and new foreign entrants into U.S. markets.

Although National Oilwell Varco and Grant Prideco are U.S.-based manufacturing companies, each owns and operates international manufacturing operations that support the U.S.-based businesses. If actions under U.S. trade laws were instituted that limited access to these products, the combined company’s ability to meet customer specifications and delivery requirements would be reduced. Any adverse effects on the ability to import products from foreign subsidiaries could have a material adverse effect on the results of operations, stockholders’ equity, cash flows and financial condition of the combined company.

There are risks associated with National Oilwell Varco’s and Grant Prideco’s presence in international markets, including political or economic instability and currency restrictions.

Approximately 55% of National Oilwell Varco’s revenues and 40% of Grant Prideco’s revenues in 2006 were derived from operations outside the United States. National Oilwell Varco’s foreign operations include significant operations in Canada, Europe, the Middle East, Africa, Southeast Asia, South America and other international markets. Grant Prideco has significant foreign operations in Europe, Canada, Latin America, Southeast Asia and other international markets. Both companies’ revenues and operations are subject to the risks normally associated with conducting business in foreign countries, including uncertain political and economic environments, which may limit or disrupt markets, restrict the movement of funds or result in the deprivation of contract rights or the taking of property without fair compensation. Government-owned petroleum companies located in some of the countries in which National Oilwell Varco or Grant Prideco operates have adopted policies, or are subject to governmental policies, giving preference to the purchase of goods and services from companies that are majority-owned by local nationals. As a result of these policies, National Oilwell Varco and Grant Prideco rely on joint ventures, license arrangements and other business combinations with local nationals in these countries. In addition, political considerations may disrupt the commercial relationships between National Oilwell Varco and Grant Prideco and government-owned petroleum companies.

An impairment of goodwill or indefinite-lived intangibles could reduce the combined company’s earnings.

National Oilwell Varco had recorded approximately $2,448.5 million of goodwill on its consolidated balance sheet as of September 30, 2007. National Oilwell Varco currently expects to record approximately $2,656.5 million of goodwill and $752.0 million for the Reed Hycalog and Grant Prideco tradenames which are considered indefinite lived upon completion of the merger, but that estimate is subject to change based upon the final number of shares of common stock of National Oilwell Varco issued at the time of closing and the final valuation of the identified assets and liabilities of Grant Prideco. Consequently, following the merger, we expect that approximately $5,857.0 million, representing approximately 31.4% of the combined company’s consolidated assets on a pro forma as adjusted basis, may be recorded as goodwill and indefinite-lived intangibles. Goodwill is recorded when the purchase price of a business exceeds the fair market value of the tangible and separately measurable intangible net assets. Generally accepted accounting principles will require the combined company to test goodwill and indefinite-lived intangibles for impairment on an annual basis or when events or circumstances occur indicating that an impairment might exist. If the combined company were to determine that any of its remaining balance of goodwill or indefinite-lived tradenames were impaired, it would record an immediate charge to earnings with a corresponding reduction in stockholders’ equity and increase in balance sheet leverage as measured by debt to total capitalization.

We could be adversely affected if we fail to comply with any of the numerous federal, state and local laws, regulations and policies that govern environmental protection, zoning and other matters applicable to our businesses.

The businesses of National Oilwell Varco and Grant Prideco are subject to numerous federal, state and local laws, regulations and policies governing environmental protection, zoning and other matters. These laws and regulations have changed frequently in the past and it is reasonable to expect additional changes in the future. If existing regulatory requirements change, we may be required to make significant unanticipated capital and operating expenditures. We cannot assure you that our operations will continue to comply with future laws and regulations. Governmental authorities may seek to impose fines and penalties on us or to revoke or deny the issuance or renewal of operating permits for failure to comply with applicable laws and regulations. Under these circumstances, we might be required to reduce or cease operations or conduct site remediation or other corrective action which could adversely impact our operations and financial condition.

Our businesses expose us to potential environmental liability.

Our businesses expose us to the risk that harmful substances may escape into the environment, which could result in:

•	personal injury or loss of life;

•	severe damage to or destruction of property; or

•	environmental damage and suspension of operations.

Our current and past activities, as well as the activities of our former divisions and subsidiaries, could result in our facing substantial environmental, regulatory and other liabilities. These could include the costs of cleanup of contaminated sites and site closure obligations. These liabilities could also be imposed on the basis of one or more of the following theories:

•	negligence;

•	strict liability;

•	breach of contract with customers; or

•	as a result of our contractual agreement to indemnify our customers in the normal course of our business, which is normally the case.

We may not have adequate insurance for potential environmental liabilities.

While National Oilwell Varco and Grant Prideco maintain liability insurance, this insurance is subject to coverage limits. In addition, certain policies do not provide coverage for damages resulting from environmental contamination. We face the following risks with respect to our insurance coverage:

•	we may not be able to continue to obtain insurance on commercially reasonable terms;

•	we may be faced with types of liabilities that will not be covered by our insurance;

•	our insurance carriers may not be able to meet their obligations under the policies; or

•	the dollar amount of any liabilities may exceed our policy limits.

Even a partially uninsured claim, if successful and of significant size, could have a material adverse effect on our consolidated financial statements.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the documents incorporated by reference contain various forward-looking statements and information that are based on the beliefs of National Oilwell Varco and Grant Prideco, as well as assumptions made by National Oilwell Varco and Grant Prideco and information currently available to us. When used in this proxy statement/prospectus, words such as “anticipate,” “project,” “expect,” “plan,” “goal,” “forecast,” “intend,” “could,” “believe,” “may,” and similar expressions and statements regarding our plans and objectives for future operations, are intended to identify forward-looking statements. Forward-looking statements in this proxy statement/prospectus also include:

•	statements relating to the cost savings, transaction costs or integration costs that National Oilwell Varco and Grant Prideco anticipate to arise from the merger;

•	statements with respect to various actions to be taken or requirements to be met in connection with completing the merger or integrating National Oilwell Varco and Grant Prideco;

•	statements relating to revenue, income and operations of the combined company after the merger is completed;

•	statements regarding the expected financing available to National Oilwell Varco for the cash portion of the consideration payable in the merger; and

•	statements relating to Grant Prideco’s expected sale of a significant portion of its Tubular Technology and Services operating segment.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, including those discussed in the “Risk Factors” section of this proxy statement/prospectus, could cause actual results to differ materially from those described in the forward-looking statements:

•	expected cost savings from the merger may not be fully realized or realized within the expected time frame;

•	revenue of the combined company following the transaction may be lower than expected;

•	costs or difficulties related to obtaining regulatory approvals for completing the merger and, following the transaction, to the integration of the businesses of National Oilwell Varco and Grant Prideco, may be greater than expected;

•	general economic conditions, either internationally or nationally or in the jurisdictions in which National Oilwell Varco or Grant Prideco is doing business, may be less favorable than expected;

•	the potential for rapid and significant changes in technology and their effect on the combined company’s operations;

•	inability to retain key personnel after the merger; and

•	operating, legal and regulatory risks.

Except for its ongoing obligations to disclose material information as required by the federal securities laws, neither National Oilwell Varco nor Grant Prideco has any intention or obligation to update these forward-looking statements after it distributes this proxy statement/prospectus.

Although we believe that such expectations reflected in such forward-looking statements are reasonable, we cannot give any assurances that such expectations will prove to be correct. Such statements are subject to a variety of risks, uncertainties and assumptions. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those anticipated, estimated, projected or expected.

You should not put undue reliance on any forward-looking statements. When considering forward-looking statements, please review the risk factors described under “Risk Factors” in this proxy statement/prospectus and incorporated by reference into this proxy statement/prospectus.

THE COMPANIES

National Oilwell Varco’s Business

This section summarizes information from National Oilwell Varco’s Annual Report on Form 10-K for the year ended December 31, 2006 and its other filings incorporated into this proxy statement/prospectus by reference. For a more detailed discussion of National Oilwell Varco’s business, please read National Oilwell Varco’s Annual Report on Form 10-K for the year ended December 31, 2006 and its other filings incorporated into this proxy statement/prospectus by reference.

Business Segments

National Oilwell Varco’s business has three reportable operating segments:

•	Rig Technology;

•	Petroleum Services & Supplies; and

•	Distribution Services.

Rig Technology

National Oilwell Varco’s Rig Technology segment designs, manufactures, sells and services complete systems for the drilling, completion, and servicing of oil and gas wells. The segment offers a comprehensive line of highly-engineered equipment that automates complex well construction and management operations, such as offshore and onshore drilling rigs; derricks; pipe lifting, racking, rotating and assembly systems; coiled tubing equipment and pressure pumping units; well workover rigs; wireline winches; and cranes. Demand for Rig Technology products is primarily dependent on capital spending plans by drilling contractors, oilfield service companies, and oil and gas companies, and secondarily on the overall level of oilfield drilling activity, which drives demand for spare parts for the segment’s large installed base of equipment. National Oilwell Varco has made strategic acquisitions and other investments during the past several years in an effort to expand its product offering and its global manufacturing capabilities, including new operations in Canada, Norway, the United Kingdom, China, India and Belarus.

Petroleum Services & Supplies

National Oilwell Varco’s Petroleum Services & Supplies segment provides a variety of consumable goods and services used to drill, complete, remediate and workover oil and gas wells and service pipelines, flowlines and other oilfield tubular goods. The segment manufactures, rents and sells a variety of products and equipment used to perform drilling operations, including transfer pumps, solids control systems, drilling motors and other downhole tools, rig instrumentation systems, and mud pump consumables. Demand for these services and supplies is determined principally by the level of oilfield drilling and workover activity by drilling contractors, major and independent oil and gas companies, and national oil companies. Oilfield tubular services include the provision of inspection and internal coating services and equipment for drillpipe, linepipe, tubing, casing and pipelines; and the design, manufacture and sale of coiled tubing pipe and advanced composite pipe for application in highly corrosive environments. The segment sells its tubular goods and services to oil and gas companies; drilling contractors; pipe distributors, processors and manufacturers; and pipeline operators. This segment has benefited from several strategic acquisitions and other investments completed during the past few years, including operations in Canada, the United Kingdom, China, Dubai, Kazakhstan and Mexico.

Distribution Services

National Oilwell Varco’s Distribution Services segment provides maintenance, repair and operating supplies and spare parts to drill site and production locations throughout North America and to offshore contractors worldwide. Increasingly, this business also is expanding to locations outside North America, including the Middle East, Southeast Asia, and South America. Using its information technology platforms and processes, National Oilwell Varco can provide complete procurement, inventory management, and logistics services to its customers.

Grant Prideco’s Business

This section summarizes information from Grant Prideco’s Annual Report on Form 10-K for the year ended December 31, 2006 and its other filings incorporated into this proxy statement/prospectus by reference. For a more detailed discussion of Grant Prideco’s business, please read Grant Prideco’s Annual Report on Form 10-K for the year ended December 31, 2006 and its other filings incorporated into this proxy statement/prospectus by reference.

Business Segments

Grant Prideco’s business activities are segregated into four distinct operating segments:

•	Drilling Products and Services;

•	ReedHycalog;

•	Tubular Technology and Services (a significant portion of which is being sold as described below); and

•	Corporate and Other Segment (which includes results of IntelliServ, Inc.)

For information relating to revenues from external customers, operating income and total assets of each segment, please read the financial statements incorporated by reference into this proxy statement/prospectus.

Drilling Products and Services

Grant Prideco’s Drilling Products and Services segment manufactures and sells a variety of drill stem products used for the drilling of oil and gas wells. The principal products sold by this segment are: (1) drill pipe products, including tool joints, (2) drill collars and heavyweight drill pipe and (3) drill stem accessories. Demand for the segment’s drill stem products is impacted primarily by changes in drilling activity and worldwide rig activity, but also by the level of inventory held by customers and their perceptions as to future activity and the near-term need for new drill stem products. With the increased complexity of drilling activity, demand for the segment’s proprietary line of eXtreme® drilling and other premium drilling products has remained strong. The segment’s premium drilling products are specifically designed for extreme drilling conditions such as extended reach, directional, horizontal, deep gas, offshore and ultra-deepwater drilling, as well as high-temperature, high-pressure and corrosive well conditions. The segment’s drill stem products are sold to a variety of customers, including oil and gas drilling contractors, rental tool companies and major, independent and state-owned oil and gas companies. The principal competitors for our drill stem products include Drilco Group (a subsidiary of Smith International Inc.), Texas Steel Conversion, Vallourec and Mannesmann and various smaller local manufacturers in the U.S. and worldwide.

ReedHycalog

Grant Prideco’s ReedHycalog segment is a leading global designer, manufacturer and distributor of drill bits, hole-opening or hole enlarging tools, coring services and other related technology to the oil and gas industry. This segment services its customer base through a technical sales and marketing network in virtually every significant oil and gas-producing region in the world. All of the products and services are generally sold directly to the upstream oil and gas operators and, to a lesser extent, drilling contractors on turnkey and footage contracts. Competition is based on technical performance, price and service. ReedHycalog manufactures and sells both fixed-cutter bits and roller-cone bits on a global basis. The primary market driver for these bits is worldwide drilling activity or, more specifically, total footage drilled, as well as a function of well depth and complexity; demand for fixed-cutter bits is tied more strongly to offshore, directional or horizontal drilling. This segment provides a complete series of drill bits incorporating advanced materials technology and a range of performance-enhancing features. In addition, the segment provides drill bit selection and well-planning services through its field sales organization and bit optimization engineers. Grant Prideco’s principal competitors are Hughes Christensen (a division of Baker Hughes Inc.), Smith Bits (a division of Smith International Inc.), and Security DBS (a division of Halliburton Company) as well as numerous smaller competitors throughout the world.

Tubular Technology and Services

Grant Prideco’s Tubular Technology and Services segment provides a full range of premium threaded connections for casing, production tubing and other accessory equipment. The segment also manufactures and sells premium casing for use with third-party connections and is a leading supplier of tubulars and threaded connections for the large-bore tubular market. Tubular Technology and Services segment operations are located in

Texas, Louisiana, Oklahoma, Wyoming, Vlissingen (The Netherlands) and Canada. The segment also offers accessory threading services in Venezuela. Demand for the majority of the segment’s services is heavily dependent upon North American natural gas drilling activity, and it is more particularly dependent upon rigs drilling for deep gas in the Gulf of Mexico. On a short-term basis, demand for many of these products is also affected by the level of inventory held by distributors of OCTG. Over the long-term, a key factor positively impacting demand for tubular technology and services is the U.S. dependence on natural gas as a fuel.

In November 2007, Grant Prideco entered into a purchase and sale agreement with Vallourec S.A. and Vallourec & Mannesmann Holdings, Inc. to sell three of the four business units within the Tubular Technology and Services segment (Atlas Bradford® Premium Connections and Services, Tube-Alloytm Accessories, and TCA® Premium Casing) for $800 million.

The sale will not include the XL Systems business unit, which is also included in the Tubular Technology and Services segment of Grant Prideco. The businesses to be sold represent approximately $40.4 million, or approximately 73%, of the Tubular Technology and Services segment’s year-to-date operating income for the first three quarters of 2007. Subject to regulatory approvals, Grant Prideco expects the transaction to close early in 2008.

Corporate and Other Segment

Grant Prideco’s Corporate and Other Segment primarily includes Grant Prideco’s corporate overhead expenses along with the operations of IntelliServ, Inc. (Intelliserv). In September 2005, Grant Prideco acquired full ownership of IntelliServ, a company focused on the provision of well-site data transmission services. IntelliServ’s core product, “The IntelliServ® Network”, was commercialized in February 2006 and incorporates various proprietary mechanical and electrical components into our premium drilling tubulars to allow bi-directional data transfer via the drill string. This network functions at speeds several orders of magnitude higher than current mud pulse and electromagnetic transmission systems and will potentially deliver significant improvements in drilling efficiency and well placement. IntelliServ offers its products and services on a rental basis to oil and gas operators and is in the preliminary stages of commercial adoption.

RECENT DEVELOPMENTS

As of the date of this proxy statement/prospectus, National Oilwell Varco and Grant Prideco are aware of five shareholder lawsuits that have been filed in connection with the proposed merger. These lawsuits, each of which has been filed in the District Court of Harris County, Texas, against Grant Prideco, its board of directors and, in one case, National Oilwell Varco, are as follows: Mark Bornstein, On Behalf of Himself and All Others Similarly Situated vs. Grant Prideco, Inc., et al., Cause No. 2007-76092, In the District Court of Harris County, Texas, 269th Judicial District; Catholic Medical Mission Board, On Behalf of Itself and All Others Similarly Situated vs. Grant Prideco, Inc., et al., Cause No. 2007-76418, In the District Court of Harris County, Texas, 55th Judicial District; Thomas Gray, On Behalf of Himself and All Others Similarly Situated vs. Grant Prideco, Inc., et al., Cause No. 2007-76419, In the District Court of Harris County, Texas, 133rd Judicial District; Roslyn Feder, On Behalf of Herself and All Others Similarly Situated vs. Grant Prideco, Inc., et al., In the District Court of Harris County, Texas, 61st Judicial District; and Kenneth Engberg, On Behalf of Himself and All Others Similarly Situated vs. Grant Prideco, Inc., et al., Cause No. 2008-02244, In the District Court of Harris County, Texas, 281st Judicial District.

Each of the plaintiffs in these five lawsuits alleges that they are stockholders of Grant Prideco and each of these five lawsuits is brought as putative class action. Each of these lawsuits alleges that the proposed merger consideration is inadequate and that Grant Prideco and its individual directors breached fiduciary duties owed to the stockholders of Grant Prideco in connection with the proposed merger. Additionally, in the Bornstein suit, plaintiff alleges that National Oilwell Varco aided and abetted the alleged breach of fiduciary duty by Grant Prideco and its board of directors. The plaintiffs in each of these actions seek certification of their lawsuits as class actions, seek to enjoin the proposed merger and also ask for other legal and equitable relief, including an award of attorneys’ fees and costs of court. On January 17, 2008, Grant Prideco filed a motion requesting that all of these shareholder actions be consolidated with the Bornstein case in the 269th Judicial District Court of Harris County, Texas. The Court has not yet ruled on this motion to consolidate.

This litigation is in its very early stages; however, National Oilwell Varco and Grant Prideco believe that each of these five lawsuits is without merit and intend to defend them.

THE SPECIAL MEETING OF GRANT PRIDECO’S STOCKHOLDERS

This proxy statement/prospectus is being provided to the stockholders of Grant Prideco as part of a solicitation of proxies by Grant Prideco’s board of directors for use at Grant Prideco’s special meeting to be held at the time and place specified below, and at any properly convened meeting following an adjournment or postponement thereof. This proxy statement/prospectus provides stockholders of Grant Prideco with the information they need to know to be able to vote or instruct their vote to be cast at Grant Prideco’s special meeting.

Date, Time and Place of the Special Meeting of Grant Prideco’s Stockholders

The special meeting is scheduled to be held as follows:

Houston, Texas on          , 2008 at      a.m., Houston time.

Purpose of the Special Meeting of Grant Prideco’s Stockholders

The special meeting of Grant Prideco’s stockholders is being held in order to consider and vote on the adoption of the Agreement and Plan of Merger, dated as of December 16, 2007, among National Oilwell Varco, Inc., a Delaware corporation, NOV Sub, Inc., a wholly owned subsidiary of National Oilwell Varco, Inc. and a Delaware corporation, and Grant Prideco, Inc., a Delaware corporation, as amended prior to the special meeting, pursuant to which Grant Prideco will be merged with and into NOV Sub and each outstanding share of common stock of Grant Prideco will be converted into 0.4498 of a share of common stock of National Oilwell Varco and $23.20 in cash, plus cash in lieu of fractional shares.

Recommendation of the Board of Directors of Grant Prideco

Recommendation of the Board of Directors of Grant Prideco

The board of directors of Grant Prideco has determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Grant Prideco and its stockholders, and has approved the merger agreement and merger.

Grant Prideco’s board of directors unanimously recommends that you vote “FOR” the adoption of the merger agreement.

Record Date; Stockholders Entitled to Vote; Quorum

Only holders of record of the common stock of Grant Prideco at the close of business on           , 2008, the record date for Grant Prideco’s special meeting, are entitled to notice of, and to vote at, Grant Prideco’s special meeting. At the close of business on the record date,           shares of common stock of Grant Prideco were issued and outstanding and held by           holders of record. Holders of record of the common stock of Grant Prideco on the record date are entitled to one vote per share at the special meeting on each proposal. A list of stockholders of Grant Prideco will be available for review for any purpose germane to the special meeting at Grant Prideco’s executive offices and principal place of business during regular business hours for a period of 10 days before the special meeting. The list will also be available at the special meeting for examination by any stockholder of record present at the special meeting.

A quorum is necessary to hold a valid special meeting. A quorum will be present at Grant Prideco’s special meeting if the holders of a majority of the outstanding shares of the common stock of Grant Prideco entitled to vote on the record date are present, in person or by proxy. If a quorum is not present at the special meeting, we expect the presiding officer to adjourn the meeting to solicit additional proxies. Abstentions and broker “non-votes” count as present for establishing a quorum for the transaction of all business.

Vote Required

The adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of the common stock of Grant Prideco entitled to vote at the special meeting, either in person or by proxy. Whether or not a quorum of stockholders is present at the special meeting, the presiding officer may choose to adjourn the meeting for any reason, including if he or she determines that it would be in the best interests of Grant Prideco to extend the period of time for solicitation of additional proxies, and the presiding officer may do so until he or she decides conclusively that the business to be conducted at the meeting is completed.

As of the record date for Grant Prideco’s special meeting, the directors and executive officers of Grant Prideco as a group owned and were entitled to vote           shares of the common stock of Grant Prideco, or less than     % of the outstanding shares of the common stock of Grant Prideco on that date.

Voting at the Special Meeting

Whether or not you plan to attend Grant Prideco’s special meeting, please vote your shares. If your shares are held in your name, you may vote in person at the special meeting or by proxy. If your shares are held in an account with a broker, bank or other nominee, you must follow the instructions from your broker, bank or nominee in order to vote.

Voting in Person

If you plan to attend Grant Prideco’s special meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares are held in “street name”, which means your shares are held of record by a broker, bank or other nominee, and you wish to vote at the special meeting, you must bring to the special meeting a proxy from the record holder (your broker, bank or nominee) of the shares authorizing you to vote at the special meeting.

Voting by Proxy

You should vote your proxy even if you plan to attend Grant Prideco’s special meeting. You can always change your vote at the special meeting.

Stockholders of Grant Prideco of record may submit their proxies through the mail by completing their proxy card, and signing, dating and returning it in the enclosed, pre-addressed, postage-paid envelope. To be valid, a returned proxy card must be signed and dated. If you hold your shares of common stock of Grant Prideco in street name, you will receive instructions from your broker, bank or other nominee that you must follow in order to vote your shares.

If your shares are registered in the name of a broker, bank or nominee, you may be eligible to vote your shares electronically over the Internet or by telephone. A large number of brokers and banks are participating in the ADP Investor Communication Services online program. This program provides eligible stockholders who receive a paper copy of this proxy statement/prospectus the opportunity to vote via the Internet or by telephone. If your broker, bank or nominee is participating in ADP’s program, your voting form will provide instructions. If your voting form does not reference Internet or telephone information, please complete and return the paper proxy in the self-addressed, postage prepaid envelope provided.

If you vote via the Internet or by telephone, you should be aware that you may incur costs such as usage charges from telephone companies or Internet service providers, and that you must bear these costs. If you vote by Internet or telephone, you need not return a proxy card by mail.

How Proxies are Counted

All shares represented by properly executed proxies received in time for the special meeting will be voted at the appropriate special meeting in the manner specified by the stockholders giving those proxies. Properly executed proxies that do not contain voting instructions will be voted “FOR” the adoption of the merger agreement.

Only shares affirmatively voted for the proposal, and properly executed proxies that do not contain voting instructions, will be counted as favorable votes for the adoption of the merger agreement. Shares of common stock of Grant Prideco held by persons attending the special meeting but not voting, shares of common stock held by persons not represented at the meeting in person or by proxy and shares of common stock of Grant Prideco for which Grant Prideco received proxies but with respect to which holders of those shares have abstained from voting, will have the same effect as votes against the adoption of the merger agreement.

A broker “non-vote” occurs when a nominee holding shares for a beneficial owner has not received instructions from the beneficial owner and does not have discretionary authority to vote the shares. Shares represented by proxies that reflect a broker “non-vote” will be counted for purposes of determining whether a quorum exists, and those proxies will have the same effect as votes against the adoption of the merger agreement.

Revocation of Proxies

Submitting a proxy on the enclosed form does not preclude you from voting in person at the special meeting. A stockholder of record may revoke a proxy at any time before it is voted by:

•	filing with the corporate secretary of Grant Prideco, at or before the company’s special meeting, a duly executed revocation of proxy bearing a date later than the proxy;

•	submitting a duly executed proxy to the corporate secretary of Grant Prideco with a date later than the proxy that is being revoked; or

•	appearing at the special meeting and voting in person.

A stockholder of record may revoke a proxy by any of these methods, regardless of the method used to deliver the stockholder’s previous proxy. Attendance at the special meeting without voting will not itself revoke a proxy.

Written notices of revocation and other communications with respect to the revocation of proxies should be addressed:

Grant Prideco, Inc.
400 N. Sam Houston Parkway East
Suite 900
Houston, Texas 77060
Attention: Corporate Secretary

Please note that if your shares are held of record by a broker, bank or other nominee, and you decide to attend and vote at the special meeting, your vote in person at the special meeting will not be effective unless you have obtained and present a proxy issued in your name from the record holder (your broker, bank or nominee). If your shares are held in the name of a broker, bank or other nominee, you may change your vote by submitting new voting instructions to your broker, bank or nominee in accordance with its established procedures.

Solicitation of Proxies

Grant Prideco is soliciting proxies for its special meeting from its stockholders. Grant Prideco will pay its own cost of soliciting proxies, including the cost of mailing this proxy statement, from its stockholders. In addition to solicitation by use of the mails, proxies may be solicited by Grant Prideco’s directors, officers and employees in person or by telephone or other means of communication. These persons will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with this solicitation. In addition, Grant Prideco has retained the services of Innisfree M&A Incorporated to assist in the solicitation of proxies for an estimated fee not to exceed $125,000, plus reimbursement of out-of-pocket expenses. Grant Prideco will make arrangements with brokerage houses, custodians, nominees and fiduciaries to forward proxy solicitation materials to beneficial owners of shares held of record by them. Grant Prideco will also reimburse these brokerage houses, custodians, nominees and fiduciaries for their reasonable expenses incurred in forwarding the proxy materials.

Assistance

Stockholders who have questions regarding the materials, need assistance voting their shares or require additional copies of the proxy statement/prospectus or proxy card should contact or call:

Grant Prideco, Inc.
400 N. Sam Houston Parkway East
Suite 900
Houston, Texas 77060
Attention: Corporate Secretary

or

Innisfree M&A Incorporated
501 Madison Avenue
New York, NY 10022
Banks and Brokers call collect: or

Banks and Brokerage Firms, Please Call Collect:
+1 (212) 750-5833
+44 (0)20 7710 9960

Stockholders, Please Call:
(888) 750-5834 (toll-free from the U.S. and Canada)
00 800 7710 9970 (toll-free from the E.U.)

THE MERGER

Background of the Merger

With both companies being leaders in the oilfield services industry, the managements of National Oilwell Varco and Grant Prideco are generally familiar with each other’s business. In addition, both companies regularly assess the industry and potential opportunities for business combinations and other strategic relationships to enhance stockholder value.

During 2004, Merrill A. Miller, Jr., the Chairman, President and Chief Executive Officer of National Oilwell Varco (which was at that time called National Oilwell), and Michael McShane, the Chairman, President and Chief Executive Officer of Grant Prideco, met and discussed the idea of exploring a strategic transaction between National Oilwell and Grant Prideco. Among other things, Messrs. Miller and McShane discussed the industrial logic of combining the product lines of the two companies. No proposals were made or agreements reached during this discussion. After these discussions, in August 2004, National Oilwell announced that it had reached an agreement to acquire Varco International. National Oilwell and Grant Prideco did not have any further discussions of a potential transaction at that time.

On September 5, 2005, Mr. Miller contacted Mr. McShane by telephone to discuss a potential business combination between Grant Prideco and National Oilwell Varco. Messrs. Miller and McShane discussed the potential benefits to their respective stockholders of a strategic transaction between the two companies. Mr. McShane indicated to Mr. Miller that Grant Prideco was not for sale, but in order to explore the possibilities of such a strategic transaction, they agreed to negotiate and execute a confidentiality agreement, exchange certain information about the companies’ businesses and financial results and further explore the potential benefits to stockholders of a strategic transaction. Mr. McShane informally notified each of the members of Grant Prideco’s board of directors regarding his discussion with Mr. Miller and Grant Prideco’s intent to enter into a confidentiality agreement in order to gain more information on the potential benefits of a strategic combination with National Oilwell Varco.

On September 13, 2005, the two companies executed a mutual confidentiality agreement pursuant to which they agreed not to disclose information shared with each other in the course of their exploration of a potential transaction. Beginning on September 16, 2005 and continuing throughout October and November 2005, members of the companies’ senior management teams exchanged documents, engaged in telephone conferences and met on various occasions to conduct management presentations and perform accounting, financial and legal due diligence reviews of the two companies. From time to time, Mr. McShane also informally updated Grant Prideco’s board of directors on the progress of these discussions.

On September 30, 2005, Mr. Miller and Mr. McShane met to discuss the status of their discussions and due diligence. No specific terms of a potential transaction were discussed at this meeting.

On October 13, 2005, Mr. McShane and Mr. Miller met again to discuss the status of their discussions and due diligence. At this meeting, Mr. Miller informed Mr. McShane that National Oilwell Varco was considering a stock-for-stock transaction similar to the transaction between National Oilwell and Varco. Mr. McShane indicated to Mr. Miller that any stock transaction without some sort of meaningful control premium would be difficult for him to support and asked if Mr. Miller would consider a meaningful control premium. Mr. Miller indicated he would have to get back to Mr. McShane.

On October 25, 2005, Mr. Miller and Mr. McShane met for breakfast. Mr. Miller proposed a combination between Grant Prideco and National Oilwell Varco in which Grant Prideco’s stockholders would receive $40.69 per share of Grant Prideco’s common stock based upon the preceding day’s closing price of National Oilwell Varco’s common stock, to be paid in the form of shares of National Oilwell Varco’s common stock. Mr. McShane indicated that he would present Mr. Miller’s proposal for discussion at the meeting of Grant Prideco’s board of directors scheduled in November 2005.

At a meeting of Grant Prideco’s board of directors held on November 10, 2005, the board considered the company’s strategic plan and potential alternatives to maximize stockholder value, including, among other things, continuing to operate as a stand-alone company and pursuing a potential transaction with National Oilwell Varco on the terms proposed by Mr. Miller. Representatives of Fulbright & Jaworski L.L.P., Grant Prideco’s outside legal counsel, reviewed with the board the fiduciary duties of directors in the context of considering a company’s strategic alternatives. After further discussion with the board and members of Grant Prideco’s management, the board determined at the meeting that it was advisable and in the best interests of Grant Prideco’s stockholders at that time to pursue the company’s existing strategic plan and not to pursue the proposed strategic transaction with National Oilwell Varco. Mr. McShane subsequently informed Mr. Miller of this determination.

On March 30, 2007, at Mr. Miller’s request, Messrs. Miller and McShane met for breakfast in Houston, Texas. During the course of this meeting, Mr. Miller indicated that National Oilwell Varco was aware of the recent consolidation occurring in the oil country tubular industry and of potential interest in Grant Prideco, and that National Oilwell Varco was still interested in a combination with Grant Prideco. Mr. Miller did not make any specific proposals at this meeting. After the meeting, Mr. McShane contacted each of the members of Grant Prideco’s board of directors to update them on his conversation with Mr. Miller that day.

On April 10, 2007, Messrs. Miller and McShane met for breakfast in Houston, Texas. During the course of that meeting, Mr. Miller proposed a combination in which Grant Prideco’s shareholders would receive $56.00 per share, half of which would be paid in cash and half in the form of shares of National Oilwell Varco’s common stock. No agreement was reached at this meeting on these matters or on whether to pursue a transaction.

Later on April 10, 2007, following Mr. McShane’s meeting with Mr. Miller, Grant Prideco’s board of directors held a special meeting by telephone. During the course of the meeting, the board received an update on Mr. McShane’s contacts with Mr. Miller and an update on industry developments, including recent transactions involving other oilfield services and equipment companies. The board also considered the financial terms of National Oilwell Varco’s proposal and senior management’s analyses of the potential synergies that could be realized in a combination of the two companies. After further discussions with the board and Grant Prideco’s senior management, the board determined at that meeting that it was advisable and in the best interests of Grant Prideco’s stockholders to explore further the strategic alternatives to enhance stockholder value, including, among other things, through a potential business combination with National Oilwell Varco or another party. Following this meeting, on April 11, 2007, Grant Prideco engaged Credit Suisse to act as its financial advisor and Cravath, Swaine & Moore LLP to act as its outside legal counsel in connection with this exploration of Grant Prideco’s strategic alternatives. Mr. McShane informed Mr. Miller that Grant Prideco had engaged Credit Suisse to assist in the process of evaluating Grant Prideco’s alternatives.

Thereafter, and continuing into May 2007, Credit Suisse, based on discussions with management of Grant Prideco, began contacting other companies in the oil services and equipment industries who might be interested in a potential business combination with Grant Prideco and assisting Grant Prideco in evaluating potential transactions. Over the course of the following weeks, Credit Suisse contacted six companies on behalf of Grant Prideco. During that period, three companies met with Grant Prideco’s management, either in person or by conference call, to conduct due diligence reviews of Grant Prideco’s business and financial results.

During that period, Grant Prideco’s management also continued discussions with National Oilwell Varco. On April 25, 2007, National Oilwell Varco and Grant Prideco entered into a second mutual confidentiality agreement relating to the new process, pursuant to which the companies agreed not to disclose certain information in connection with their evaluation of a potential business combination. In the following days, members of Grant Prideco’s management met with management of National Oilwell Varco and presented updated financial information and projections as part of National Oilwell Varco’s due diligence review of Grant Prideco.

Other than National Oilwell Varco, no parties contacted by Credit Suisse on behalf of Grant Prideco decided to submit a business combination proposal with respect to a business combination involving Grant Prideco. On April 28, 2007, Messrs. Miller and McShane met again for breakfast in Houston, Texas. During the course of that meeting, Messrs. Miller and McShane discussed, among other things, the consideration that would be paid to Grant Prideco’s stockholders in a proposed combination, including the possible form in which consideration would be paid. Following some discussion, Mr. Miller made a revised offer of $57.00 per share of Grant Prideco’s common stock, half of which would be paid in the form of cash and half in the form of shares of common stock of National Oilwell Varco. No agreement was reached on these matters at this meeting. In the week following this meeting,

Mr. McShane contacted each of the members of Grant Prideco’s board of directors to update them on his conversation with Mr. Miller.

On May 4, 2007, Mr. McShane contacted Mr. Miller by telephone to discuss further the consideration that would be paid to Grant Prideco’s stockholders in a potential transaction between the companies. Mr. McShane asked if Mr. Miller could increase the consideration that National Oilwell Varco was willing to pay and requested a price of $62.00 per share, which proposed price had been determined after consultation with Grant Prideco’s directors. Messrs. Miller and McShane spoke again by telephone on May 7, 2007, to discuss further the matter and Mr. Miller informed Mr. McShane that National Oilwell Varco was not able to increase its offer. No agreement was reached on these matters during the course of these telephone calls.

At the regular meeting of Grant Prideco’s board of directors on May 17, 2007, the board received an update on the ongoing exploration of Grant Prideco’s strategic alternatives. Members of Grant Prideco’s senior management reviewed for the board the financial and strategic analyses that management undertook with respect to the proposed transaction with National Oilwell Varco. Members of management and representatives of Credit Suisse updated the board on the contacts made with other companies, noting that at least four parties had expressed preliminary interest, but that after receiving further information from Grant Prideco, all these parties had stated that, although they were interested in acquiring parts of Grant Prideco’s businesses, they were not interested in exploring further a transaction involving the entire company. Members of Grant Prideco’s management also reviewed with the board management’s analysis of the financial and strategic considerations relating to a potential sale of the company in pieces, including the tax inefficiencies and execution risks that management had identified. Representatives of Credit Suisse discussed with the board certain strategic considerations with respect to the alternatives being explored by Grant Prideco. Representatives of Cravath and Fulbright reviewed with the board the fiduciary duties of directors in the context of considering the company’s strategic alternatives. After further discussion with Grant Prideco’s legal and financial advisors and members of management, the board directed the company’s management to terminate its discussions with National Oilwell Varco. Mr. McShane subsequently informed Mr. Miller of this decision.

On August 1, 2007, Messrs. Miller and McShane met for lunch in Houston, Texas. During the course of the meeting, Mr. Miller indicated that National Oilwell Varco continued to be interested in discussing a transaction involving Grant Prideco in its entirety. Mr. McShane indicated to Mr. Miller that Grant Prideco was not for sale and informed Mr. Miller that Grant Prideco had been contacted by another company in the oil services industry regarding a potential sale of parts of Grant Prideco’s Tubular Technologies and Services, or TTS, division and that he would be seeking approval from Grant Prideco’s board to pursue a process of exploring this possibility. Thus, Mr. McShane informed Mr. Miller that if National Oilwell Varco was serious about making a new proposal, there would be a need to move quickly. Mr. Miller and Mr. McShane agreed to have their respective management teams update due diligence. Following a discussion about the terms of a transaction, Mr. Miller indicated to Mr. McShane that he would get back to him with a revised proposal once due diligence was completed. Subsequently, members of National Oilwell Varco’s and Grant Prideco’s managements exchanged documents and conducted telephone calls in connection with their due diligence reviews of the companies and a potential transaction.

On August 9, 2007, at a regularly scheduled meeting of Grant Prideco’s board of directors, the board authorized management to explore a potential sale of several product lines within the TTS segment, to engage in discussions with the party that had contacted Mr. McShane regarding the TTS business and to contact other companies in the oil country tubular steel industries to gauge their interest in acquiring these businesses. Grant Prideco engaged Credit Suisse to assist it in this process. Mr. McShane also discussed with the board his conversation with Mr. Miller.

Following the August 9, 2007 board meeting and continuing into September 2007, Credit Suisse, based on discussions with the management of Grant Prideco, contacted four parties, in addition to the party that contacted Mr. McShane in July 2007, that might be interested in acquiring product lines within the TTS segment. Some of these potential acquirors had previously been contacted by Credit Suisse in May 2007 with respect to their potential interest in engaging in a business combination with Grant Prideco. Through Credit Suisse, Grant Prideco also received unsolicited inquiries from two additional companies interested in acquiring some or all of the TTS segment. In the course of discussions with these potential acquirors, Credit Suisse inquired of one of these parties’

financial advisors as to whether such party had any interest in a transaction involving Grant Prideco in its entirety and was informed that such party was still not interested in a transaction involving the entire company, but was only interested in certain of Grant Prideco’s product lines.

On September 6, 2007, Messrs. Miller and McShane met for breakfast in New York to continue discussing a potential transaction between the companies, including the potential consideration that would be paid to Grant Prideco’s stockholders. During the course of the meeting, Mr. Miller made a revised proposal of $58.00 per share, half of which would be paid in the form of shares of National Oilwell Varco’s common stock and half of which would be paid in cash. Mr. McShane inquired as to whether there was room for National Oilwell Varco to increase its proposed price. Mr. Miller stated that National Oilwell Varco was not prepared to raise its proposed price. The following day, Mr. McShane contacted each of the members of Grant Prideco’s board of directors to update them on his meeting with Mr. Miller.

On September 12, 2007, Mr. McShane and Mr. Miller spoke on the telephone and Mr. McShane updated Mr. Miller on contacts the company had received regarding potential joint ventures with certain of the company’s product lines as well as other positive developments within its product lines. Mr. Miller informed Mr. McShane that he would consider these factors but his offer had not changed. Mr. McShane informally updated Grant Prideco’s board of Mr. Miller’s response.

On September 19, 2007, Grant Prideco received preliminary offers for the purchase of the TTS division. Mr. McShane updated the directors regarding the offers and obtained concurrence to move forward with the TTS division sale process and to terminate discussions with National Oilwell Varco. National Oilwell Varco was informed of Grant Prideco’s decision.

On October 30, 2007, Grant Prideco announced that it had entered into a definitive agreement to sell three of the four business units within its TTS division to Vallourec S.A. Following the announcement, Mr. McShane and Mr. Miller exchanged informal communications that the parties should keep in touch.

In early December 2007, Mr. Miller contacted Mr. McShane to schedule a breakfast meeting for December 7, 2007. The meeting was canceled due to an unforeseen conflict and on December 8, 2007, Mr. Miller contacted Mr. McShane by telephone. Mr. Miller indicated to Mr. McShane that National Oilwell Varco was still interested in a transaction with Grant Prideco and was still willing to offer $58.00 per share of Grant Prideco’s common stock, half of which would be paid in cash and half in shares of common stock of National Oilwell Varco. Mr. McShane updated Mr. Miller on Grant Prideco’s expectations for 2008, noting that due to declining North American demand for Grant Prideco’s products, the company’s expectations for 2008 were lower compared to the projections previously provided to National Oilwell Varco. Mr. Miller and Mr. McShane also discussed the positive results of the TTS sale process. Mr. Miller informed Mr. McShane that this was the highest price that National Oilwell Varco was prepared to offer and, given declining conditions in North America, Mr. Miller did not believe the board of National Oilwell Varco would consider any increase in price. No agreement was reached on the proposed transaction during the course of this phone call. Messrs. Miller and McShane agreed to schedule a conference call for the following week between their respective management teams to update their due diligence reviews. Mr. McShane also agreed to discuss the potential merger consideration, including the possible form in which consideration would be paid, with Grant Prideco’s board of directors. Following his discussion with Mr. Miller, Mr. McShane contacted each of the members of Grant Prideco’s board regarding his discussion with Mr. Miller.

On December 9, 2007, Mr. McShane contacted a senior officer of one of the companies previously contacted by Credit Suisse in April 2007 in order to gauge whether the company had any interest in pursuing a transaction with Grant Prideco. This senior officer had recently indicated to Mr. McShane during unrelated business discussions that his company would be interested in participating in any renewed process. On December 10, 2007, this company stated that it was not interested in pursuing a transaction involving Grant Prideco in its entirety, but would be very interested in purchasing some, but not all, of Grant Prideco’s product lines. Mr. McShane contacted each of the members of Grant Prideco’s board to update them on these discussions.

On December 10, 2007, members of senior management of Grant Prideco and National Oilwell Varco held a conference call to continue their due diligence reviews. Over the course of the next few days, members of Grant Prideco’s senior management forwarded additional business and financial information to National Oilwell Varco in response to its due diligence requests and participated in various phone calls to answer follow-up questions posed by its management.

On December 12 and 13, 2007, Messrs. Miller and McShane spoke several times to discuss the consideration that would be paid to Grant Prideco’s stockholders in the proposed transaction, including the form in which the consideration would be paid. Mr. Miller informed Mr. McShane that National Oilwell Varco would not increase its offer. No agreement was reached with respect to these matters during these discussions.

On the morning of December 13, 2007, the board of directors of Grant Prideco held a special meeting by telephone. Representatives of Credit Suisse, Cravath and Fulbright also participated in the call. On the telephone call, Mr. McShane updated the board on the status of his discussions with National Oilwell Varco and with the other company he contacted on December 9, 2007. Mr. McShane also reviewed with the board management’s analysis of the potential benefits and risks of the proposed transaction with National Oilwell Varco. Representatives of Cravath and Fulbright reviewed with the board the fiduciary duties of directors in the context of the evaluation of a company’s strategic alternatives. Representatives of Credit Suisse reviewed with the board certain strategic considerations with respect to the proposed transaction with National Oilwell Varco. Mr. McShane and representatives of Credit Suisse also discussed their contacts over the previous several months with other companies that might be interested in a potential business combination with Grant Prideco. After further discussion, the board of directors of Grant Prideco authorized Mr. McShane to continue negotiations with National Oilwell Varco and to seek a larger equity component to the transaction.

On December 13, 2007, Messrs. Miller and McShane concluded their price discussions and agreed upon a price of $58.00 per share of Grant Prideco’s common stock, 60% of which would be in the form of shares of National Oilwell Varco’s common stock, subject to a fixed exchange ratio that would be determined based on the closing trading price of National Oilwell Varco’s common stock on the business day immediately prior to the execution of a merger agreement. This agreement on price was made subject to the negotiation of a definitive merger agreement and the approval of each company’s board of directors.

On December 13, 2007, National Oilwell Varco and its legal advisor, Andrews Kurth LLP, provided Grant Prideco, Cravath and Fulbright with an initial draft of the merger agreement for their review. The companies’ legal advisors began negotiation of the merger agreement.

On December 13, 2007, Mr. McShane was contacted by the chief executive officer of another company in the oilfield services and equipment industry. The company’s chief executive officer informed Mr. McShane that his company had been evaluating, and was interested in pursuing, a transaction with Grant Prideco. That afternoon, Mr. McShane met with this chief executive officer to discuss further a potential transaction. The chief executive officer indicated that his company would be interested in acquiring Grant Prideco and subsequently selling certain of Grant Prideco’s product lines. Mr. McShane discussed the potential tax inefficiencies of such a strategy and the chief executive officer informed Mr. McShane that he believed his company had the ability to reduce the tax inefficiencies. However, the other company needed additional information to analyze further the potential tax consequences of making those subsequent sales. After this meeting, Mr. McShane updated the board of directors of Grant Prideco on his discussions and, in order to aid with this company’s tax analysis, on December 13, 2007, members of Grant Prideco’s senior management provided management of this other company with the financial information of Grant Prideco that such company requested in order to complete its analysis. On December 14, 2007, this other company’s chief executive officer contacted Mr. McShane and stated that, after completing its analysis of the potential tax consequences, his company was no longer interested in pursuing a transaction with Grant Prideco due to the tax inefficiencies. Mr. McShane updated Grant Prideco’s board of directors on this contact.

From December 14, 2007 through December 16, 2007, the management teams, financial advisors and legal advisors of National Oilwell Varco and Grant Prideco had frequent negotiations regarding the terms of the merger agreement and related documents and discussions regarding due diligence matters. During that period, a number of drafts of the merger agreement and related documentation were negotiated, and various financial, operational and legal due diligence items were exchanged between the parties.

On December 16, 2007, Grant Prideco’s board of directors held a special meeting, at which the company’s senior management and outside legal and financial advisors were present. Prior to the meeting, Grant Prideco’s board was provided with a summary of the proposed merger agreement and a copy of the current draft of the merger agreement. Also prior to the meeting, Grant Prideco’s board was provided a summary of Credit Suisse’s preliminary financial analyses of the transaction. At the meeting, members of Grant Prideco’s management updated the board on the conclusion of discussions with National Oilwell Varco and reviewed with the board the strategic rationale and potential benefits and risks of the proposed transaction. Members of Grant Prideco’s management also reviewed Grant Prideco’s stand-alone strategic plan and financial forecasts, its financial analyses of other strategic alternatives available to Grant Prideco, the current conditions in the financial markets and in the markets for Grant Prideco’s products, and management’s findings regarding due diligence with respect to National Oilwell Varco. Members of Grant Prideco’s management also reviewed with the board the industry participants that had been contacted throughout 2007 as to a potential transaction with Grant Prideco and management’s analysis of the inefficiencies that would have been involved in selling the company in pieces to the participants that had indicated interest in that type of sale. Representatives of Cravath reviewed with the board the fiduciary duties of directors in the context of considering a company’s strategic alternatives, including the proposed transaction with National Oilwell Varco. Representatives of Cravath and Grant Prideco’s General Counsel, Philip A. Choyce, also reviewed various other legal matters with the board and reviewed with the board the proposed terms of the merger agreement and related matters. Representatives of Credit Suisse reviewed Credit Suisse’s financial analyses of the proposed transaction and delivered its oral opinion to Grant Prideco’s board (which was subsequently confirmed in writing dated as of the same date) to the effect that, as of December 16, 2007, the merger consideration to be received by the holders of shares of Grant Prideco common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders. Following these presentations, a careful consideration of the merger agreement and a lengthy discussion, all members of management, including Mr. McShane, left the meeting and further discussions were conducted among the non-management directors and representatives of Credit Suisse, Cravath and Fulbright. After a brief discussion, the representatives of Credit Suisse also left the meeting and further discussions were conducted among the non-management directors and representatives of Cravath and Fulbright. Following the additional discussions and deliberation, all parties rejoined the meeting and Grant Prideco’s board of directors unanimously determined that the merger agreement and the merger were advisable and in the best interests of Grant Prideco’s stockholders, unanimously approved the merger agreement and the merger in accordance with Delaware law and unanimously recommended that Grant Prideco’s stockholders adopt the merger agreement. The board of directors of Grant Prideco authorized the appropriate officers of Grant Prideco to execute and deliver the merger agreement and related documentation.

National Oilwell Varco, NOV Sub, Inc. and Grant Prideco executed the merger agreement on the evening of December 16, 2007.

Prior to the opening of financial markets on December 17, 2007, National Oilwell Varco and Grant Prideco issued a joint press release announcing the execution of the merger agreement.

Grant Prideco’s Reasons for the Merger and Recommendation of Grant Prideco’s Board of Directors

The board of directors of Grant Prideco believes that the terms of the merger are advisable and in the best interests of Grant Prideco and its stockholders and has unanimously approved the merger agreement and the merger and recommends that the stockholders of Grant Prideco vote “FOR” the proposal to adopt the merger agreement.

In reaching its conclusion, the board of directors of Grant Prideco consulted with its management and legal, financial and other advisors, and considered a variety of factors weighing in favor of the merger, including the factors listed below.

Expected Benefits of the Merger.  The combination of National Oilwell Varco and Grant Prideco is expected to result in several significant strategic benefits to the combined companies and Grant Prideco’s stockholders, including the following:

•	Premium to Grant Prideco’s Stockholders. Based on the closing prices of the common stock of Grant Prideco and National Oilwell Varco as of December 14, 2007, the trading day most recently preceding the date of the merger agreement, the merger consideration represented at the time a premium of 22% to Grant Prideco’s stockholders.

•	Stock Consideration. Grant Prideco’s stockholders will receive a portion of the merger consideration in the form of shares of National Oilwell Varco’s common stock, which will allow Grant Prideco’s stockholders to share in growth and other opportunities of the combined company National Oilwell Varco after the merger.

•	Increased Scope and Scale of Operations. The combined company is expected to have substantially greater cash flow, liquidity and financial flexibility than Grant Prideco on a stand-alone basis, strengthening Grant Prideco’s ability to pursue growth opportunities and expansion into new businesses, to continue to develop new technology and to compete in the highly competitive oilfield services and tubular steel industries.

•	Creates a Leading Oilfield Services Company. By combining two companies with complementary strengths and product offerings, the merger will create a combined company that is one of the four largest oilfield services companies in the world, and that is expected to provide the additional benefits of increased size and an expanded customer base. In addition, the combined company may result in higher trading multiples and lower trading volatility than Grant Prideco on a stand-alone basis.

•	Synergy Opportunities. Grant Prideco believes that the potential synergies resulting from the transactions are expected to be between $30 million and $40 million and are achievable within twelve months after the merger. These synergies are expected to come primarily from reduced corporate overhead expenses and field location consolidations.

Other Material Factors Considered.  During the course of its deliberations relating to the merger agreement and the merger, the board of directors of Grant Prideco considered the following factors in addition to the benefits described above:

•	The Companies’ Operating and Financial Market Conditions. The business operations and prospects of each of Grant Prideco, National Oilwell Varco and the combined company, and the then-current financial market conditions and historical market prices, volatility and trading information with respect to shares of common stock of Grant Prideco and National Oilwell Varco.

•	Consideration of Uncertainty in Revenue Forecasts. The risk that the forecasts relating to Grant Prideco’s stand-alone business, as well as the combined businesses of Grant Prideco and National Oilwell Varco on a pro forma basis, which were prepared by management and shared with Grant Prideco’s board of directors and Grant Prideco’s financial advisors, may not be achieved.

•	Impact of the Announcement of the Transaction on Business Operations. The potential impact of the announcement of the transaction on Grant Prideco’s and National Oilwell Varco’s business operations and on their respective suppliers, creditors, customers and employees.

•	Stockholder Vote. The fact that Grant Prideco’s stockholders will have an opportunity to vote upon the proposal to adopt the merger agreement.

•	Provisions of the Merger Agreement. The structure of the transaction and terms and conditions of the merger agreement, including the ability, under certain circumstances, for Grant Prideco’s board of directors to entertain alternative acquisition proposals and to terminate the merger agreement and accept a superior proposal. See the section entitled “The Merger Agreement” beginning on page 53.

•	Market Capitalization and Capital Structure. The relative market capitalizations of Grant Prideco and National Oilwell Varco and the expected capital structure and market capitalization of the combined company after the merger.

•	Strategic Alternatives. The strategic alternatives available to Grant Prideco, including the alternatives available to Grant Prideco if it proceeded on a stand-alone basis or attempted to sell the company in parts.

•	Due Diligence. The results of the due diligence investigations of National Oilwell Varco by Grant Prideco’s management and financial and other advisors.

•	Market Reaction. Possible stock market reaction to the transaction.

•	Financial Advisor’s Analysis and Opinion. The financial analysis reviewed and discussed with Grant Prideco’s board of directors by representatives of Credit Suisse, as well as the oral opinion of Credit Suisse to Grant Prideco’s board of directors on December 16, 2007 (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion dated the same date) with respect to the fairness, from a financial point of view, of the merger consideration to be received by the holders of shares of common stock of Grant Prideco pursuant to the merger agreement.

The board of directors of Grant Prideco weighed these factors against a number of other material factors identified in its deliberations weighing negatively against the merger, including:

•	The challenges inherent in the combination of two businesses with the size and scope of the businesses of Grant Prideco and National Oilwell Varco and the possible diversion of management’s attention for an extended period of time;

•	The risk of not capturing all of the anticipated synergies between Grant Prideco and National Oilwell Varco and the risk that other anticipated benefits might not be fully realized;

•	The conditions to the merger agreement requiring receipt of certain regulatory approvals and clearances. See the sections entitled “The Merger — Regulatory Approvals Required for the Merger” and “The Merger Agreement — Conditions to the Merger” on pages 50 and 62, respectively.

•	The risk that the merger may not be consummated despite the parties’ efforts or that consummation may be unduly delayed, even if the requisite approval is obtained from Grant Prideco’s stockholders;

•	The possibility that business partners may decide to terminate their relationship with the combined company; and

•	The other risks described in the sections entitled “Risk Factors” beginning on page 14.

After consideration of these material factors, the board of directors of Grant Prideco determined that these risks could be mitigated or managed by Grant Prideco or National Oilwell Varco or the combined company, were reasonably acceptable under the circumstances or were unlikely to have a material impact on the merger or the combined company or that, overall, the risks were significantly outweighed by the potential benefits of the merger.

This discussion of the information and factors considered by the board of directors of Grant Prideco includes the material positive and negative factors considered by the board of directors, but is not intended to be exhaustive and may not include all of the factors considered by Grant Prideco’s board. Grant Prideco’s board of directors did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the merger agreement and the merger are advisable and in the best interests of Grant Prideco’s stockholders. Rather, Grant Prideco’s board of directors viewed its position and recommendation as being based on the totality of the information presented to it and the factors it considered. In addition, individual members of the board of directors of Grant Prideco may have given differing weights to different factors. It should be noted that this explanation of the reasoning of the board of directors of Grant Prideco and certain information presented in this section is forward-looking in nature and, therefore, that information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” in this proxy statement/prospectus, beginning on page 23.

Opinion of Credit Suisse Securities (USA) LLC — Financial Advisor to Grant Prideco

Credit Suisse Opinion

Grant Prideco retained Credit Suisse to act as Grant Prideco’s financial advisor in connection with the proposed merger. In connection with Credit Suisse’s engagement, Grant Prideco requested that Credit Suisse evaluate the fairness, from a financial point of view, of the merger consideration to be received by holders of shares of common stock of Grant Prideco pursuant to the merger agreement. On December 16, 2007, Credit Suisse rendered its oral opinion to the Board of Directors of Grant Prideco (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion dated the same date) to the effect that, as of December 16, 2007, the merger consideration to be received by the holders of shares of common stock of Grant Prideco pursuant to the merger agreement was fair, from a financial point of view, to such holders.

Credit Suisse’s opinion was prepared for the information of Grant Prideco’s Board of Directors in connection with its consideration of the merger. Credit Suisse’s opinion only addressed the fairness from a financial point of view of the merger consideration to be received by the holders of common stock of Grant Prideco in the merger and did not address any other aspect or implication of the merger. The summary of Credit Suisse’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex B to this proxy statement/prospectus and sets forth the assumptions made, procedures followed, qualifications and limitations on the review undertaken and other matters considered by Credit Suisse in preparing its opinion. However, neither Credit Suisse’s written opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to any stockholder as to how such stockholder should act or vote with respect to any matter relating to the merger.

In arriving at its opinion, Credit Suisse:

•	reviewed the merger agreement;

•	reviewed certain publicly available business and financial information relating to Grant Prideco and National Oilwell Varco;

•	reviewed certain other information relating to Grant Prideco and National Oilwell Varco, including certain financial projections relating to the future financial performance of Grant Prideco prepared by the management of Grant Prideco and certain publicly available research analyst estimates relating to the future financial performance of National Oilwell Varco, provided to or discussed with Credit Suisse by Grant Prideco and National Oilwell Varco;

•	met with Grant Prideco’s management and National Oilwell Varco’s management to discuss the business and prospects of Grant Prideco and National Oilwell Varco, respectively;

•	considered certain financial and stock market data of Grant Prideco and National Oilwell Varco, and compared that data with similar data for other publicly held companies in businesses Credit Suisse deemed similar to that of Grant Prideco and National Oilwell Varco;

•	considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions that have recently been effected or announced; and

•	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that Credit Suisse deemed relevant.

In connection with its review, Credit Suisse did not independently verify any of the foregoing information, and Credit Suisse assumed and relied upon such information being complete and accurate in all material respects. With respect to the financial projections for Grant Prideco referred to above, Credit Suisse was advised by Grant Prideco’s management, and with Grant Prideco’s consent assumed, that such projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of Grant Prideco’s management with respect to the future financial performance of Grant Prideco. With respect to the publicly available research analyst estimates for National Oilwell Varco referred to above, Credit Suisse was advised by National Oilwell Varco’s management, and with Grant Prideco’s consent assumed, that such estimates represented reasonable estimates and judgments with respect to the future financial performance of National Oilwell Varco. Credit Suisse assumed, with Grant Prideco’s consent, that the proposed merger would be treated as a tax-free reorganization for federal income tax purposes. Credit Suisse also assumed, with Grant Prideco’s consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the proposed merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Grant Prideco, National Oilwell Varco or the contemplated benefits of the proposed merger and that the proposed merger would be consummated in accordance with the terms of the merger agreement without waiver, modification or amendment of any material term, condition or agreement thereof. In addition, Credit Suisse was not requested to make, and has not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Grant Prideco or National Oilwell Varco, nor was Credit Suisse furnished with any such evaluations or appraisals.

In preparing its opinion to the Board of Directors of Grant Prideco, Credit Suisse performed a variety of analyses, including those described below. The summary of Credit Suisse’s valuation analyses is not a complete description of the analyses underlying Credit Suisse’s fairness opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither a fairness opinion nor its underlying analyses are readily susceptible to partial analysis or summary description. Credit Suisse arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Accordingly, Credit Suisse believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In performing its analyses, Credit Suisse considered business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its written opinion. No company, transaction or business used in Credit Suisse’s analyses for comparative purposes is identical to Grant Prideco, National Oilwell Varco or the proposed merger. While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, Credit Suisse did not make separate or quantifiable judgments regarding individual analyses. The reference valuation ranges indicated by Credit Suisse’s analyses are illustrative and not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond Grant Prideco’s control and the control of Credit Suisse. Much of the information used in, and accordingly the results of, Credit Suisse’s analyses are inherently subject to substantial uncertainty.

Credit Suisse’s opinion and analyses were provided to the Board of Directors of Grant Prideco in connection with its consideration of the proposed merger and were among many factors considered by the Board of Directors of Grant Prideco in evaluating the proposed merger. Neither Credit Suisse’s opinion nor its analyses were determinative of the merger consideration or of the views of Grant Prideco’s Board of Directors or Grant Prideco’s management with respect to the merger. The amount of consideration payable in the proposed merger was determined through negotiation between Grant Prideco and National Oilwell Varco. Credit Suisse’s opinion did not address the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the merger, or class of such persons, relative to the merger consideration or otherwise. The issuance of Credit Suisse’s opinion was approved by an authorized internal committee.

The following is a summary of the material valuation analyses performed in connection with the preparation of Credit Suisse’s opinion rendered to the Board of Directors of Grant Prideco on December 16, 2007. Considering the narrative description of the analyses without considering the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis could create a misleading or incomplete view of Credit Suisse’s analyses.

For purposes of its analyses, Credit Suisse reviewed a number of financial metrics of Grant Prideco, National Oilwell Varco and certain other companies, including:

Enterprise Value — generally the value as of a specified date of the relevant company’s outstanding equity securities (taking into account its outstanding options and other convertible securities) plus the value of its minority interests plus the value of its net debt (the value of its outstanding indebtedness and capital lease obligations less the amount of cash and cash equivalents on its balance sheet) as of a specified date.

EBITDA — generally the amount of the relevant company’s earnings before interest, taxes, depreciation, and amortization for a specified time period.

After-Tax Cash Flow — generally the amount of the relevant company’s net income plus the amounts of depreciation and amortization, deferred taxes and other non-cash operating items for a specified time period.

Unless the context indicates otherwise, enterprise and per share equity values used in the selected companies analysis described below were calculated using the closing price of the common stock of Grant Prideco, the common stock of National Oilwell Varco and the common stock of the selected tubular steel and oilfield services companies listed below as of December 14, 2007, and the transaction values for the target companies used in the selected transactions analysis described below were calculated as of the announcement date of the relevant transaction based on the purchase prices paid in the selected transactions. Estimates of EBITDA and After-Tax Cash Flow for Grant Prideco for the fiscal years ending December 31, 2007 and December 31, 2008 were based on estimates provided by Grant Prideco’s management, as adjusted for the pending sale of its tubular businesses to Vallourec S.A. Estimates of EBITDA and After-Tax Cash Flow for National Oilwell Varco for the fiscal years ending December 31, 2007 and December 31, 2008 were based on publicly available research analyst estimates. Estimates of EBITDA and After Tax Cash Flow for the selected companies listed below for the fiscal years 2007 and 2008 were based on publicly available research analyst estimates for those companies. For purposes of its analyses and opinion, Credit Suisse assumed (based on the closing price of common stock of National Oilwell Varco on December 14, 2007) that the merger consideration had an implied value of $58 per share of the common stock of Grant Prideco.

Selected Companies Analysis

Credit Suisse reviewed enterprise value as a multiple of estimated 2007 and 2008 EBITDA and equity value as a multiple of estimated 2007 and 2008 After-Tax Cash Flow for Grant Prideco and selected companies with publicly-traded equity securities.

The selected companies were selected because they were deemed to be similar to Grant Prideco in one or more respects, which included nature of business, size, diversification, financial performance and geographic concentration. The selected companies were:

Baker Hughes Incorporated
BJ Services Company
Cameron International Corporation
FMC Technologies, Inc.
Halliburton Company
National Oilwell Varco, Inc.
OAO TMK
Schlumberger Limited
Smith International, Inc.
SSAB Svenskt Stål AB
Tenaris S.A.
United States Steel Corporation
Vallourec S.A.
Weatherford International Ltd.

Credit Suisse applied ranges of enterprise value and equity value multiples based on the selected companies analysis to corresponding financial data for Grant Prideco provided by Grant Prideco’s management. The selected companies analysis indicated an implied reference range value per share of Grant Prideco’s common stock of $47.93 to $60.46, as compared to the implied value of the proposed merger consideration of $58.00 per share of common stock of Grant Prideco.

Discounted Cash Flow Analysis

Credit Suisse also calculated the net present value of the estimated unlevered, free cash flows that Grant Prideco could generate over fiscal years 2008 through 2012, based on the two sets of assumptions provided by Grant Prideco’s management (Case One and Case Two). Credit Suisse then calculated a range of terminal values by multiplying estimated EBITDA for the 2012 fiscal year by selected multiples ranging from 8.0x to 9.0x. The estimated unlevered free cash flow and terminal values were then discounted to the present value using discount rates ranging from 9.5% to 11.5%, which were calculated based on estimates of Grant Prideco’s weighted average cost of capital. The discounted cash flow analyses indicated an implied reference range value per share of Grant Prideco’s common stock of $48.60 to $55.78 for Case One and $54.59 to $62.87 for Case Two, as compared to the implied value of the proposed merger consideration of $58.00 per share of common stock of Grant Prideco.

Selected Transactions Analysis

Credit Suisse calculated enterprise value multiples of certain financial data based on the purchase prices paid in selected publicly-announced transactions involving target companies that it deemed relevant. The calculated multiples included enterprise value as a multiple of the target company’s latest twelve months of EBITDA. The selected transactions were selected because Credit Suisse deemed the target companies similar to Grant Prideco in one or more respects, including the nature of their business, size, diversification, financial performance and geographic concentration.

The selected transactions were:

Acquirer	Target	Date Announced

Vallourec S.A.	Grant Prideco Inc.	10/30/07
United States Steel Corporation	Stelco Inc.	8/26/07
Management, CAI Capital Partners, Goldman Sachs Capital Partners, Kelso & Company, Vestar Capital Partners, British Columbia Investment Management Corp. and O.S.S. Capital	CCS Income Trust Company	6/29/07
Cal Dive International, Inc.	Horizon Offshore, Inc.	6/12/07
SSAB Svenskt Stål AB	IPSCO, Inc.	5/3/07
United States Steel Corporation	Lone Star Technologies, Inc.	3/29/07
Tenaris S.A.	Hydril Company	2/12/07
Hanover Compressor Company	Universal Compression, Inc.	2/5/07
General Electric Company	Vetco Gray, Inc.	1/8/07
ValueAct Capital Partners, L.P.	Seitel, Inc.	11/1/06
IPSCO, Inc.	NS Group, Inc.	9/11/06
Compagnie Générale de Géophysique	Veritas DGC Inc.	9/5/06
Tenaris S.A.	Maverick Tube Corporation	6/13/06
Schlumberger Limited	Western Geco LLC	4/21/06
SEACOR Holdings Inc.	Seabulk International, Inc.	3/16/05
First Reserve Corp.	Dresser Rand Unit of Ingersoll-Rand Company	8/25/04
National-Oilwell, Inc.	Varco International, Inc.	8/12/04
3i Group, Candover Investments and JPMorgan Partners LLC	ABB Ltd.	1/16/04
Saipem SPA	Bouygues Offshore S.A.	5/8/02
Technip SA	Coflexip SA	7/3/01
Hanover Compressor Company	Schlumberger Limited	6/28/01

Credit Suisse applied ranges of multiples based on the selected transactions analysis to corresponding historical financial data for Grant Prideco provided by Grant Prideco’s management, as adjusted for the pending sale of its tubular businesses to Vallourec S.A. The selected transactions analysis indicated an implied reference range value per share of Grant Prideco’s common stock of $52.69 to $64.84, as compared to the implied value of the proposed merger consideration of $58.00 per share of common stock of Grant Prideco.

Other Considerations

Credit Suisse also calculated multiples of enterprise value and equity value and considered certain financial data for National Oilwell Varco, Grant Prideco and certain of the selected companies identified above that Credit Suisse deemed similar to National Oilwell Varco. Credit Suisse applied multiple ranges based on the selected companies analysis to corresponding financial data for National Oilwell Varco based on publicly available research analyst estimates for National Oilwell Varco. The selected companies analysis indicated an implied reference range value per share of National Oilwell Varco’s common stock of $68.25 to $79.18, as compared to the closing price per share of National Oilwell Varco’s common stock on December 14, 2007 of $77.37.

Other Matters

The Board of Directors of Grant Prideco engaged Credit Suisse pursuant to a letter agreement dated as of April 17, 2007, as amended, to act as Grant Prideco’s financial advisor with respect to certain potential transactions including a possible sale of Grant Prideco. The Board of Directors of Grant Prideco selected Credit Suisse as Grant Prideco’s financial advisor based on Credit Suisse’s qualifications, experience and reputation, and its familiarity with Grant Prideco’s Board of Directors and Grant Prideco’s business. Credit Suisse is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Pursuant to the engagement letter, Grant Prideco will pay Credit Suisse a fee for its services, a significant portion of which is contingent upon the consummation of the proposed merger. Credit Suisse also became entitled to a fee upon the delivery of its opinion. Grant Prideco has also agreed to reimburse Credit Suisse for certain expenses and to indemnify Credit Suisse and certain related parties against certain liabilities, including liabilities arising under the federal securities laws, and to reimburse certain other expenses arising out of or relating to Credit Suisse’s engagement.

Credit Suisse and its affiliates have in the past provided, and may in the future provide, investment banking and financial services to Grant Prideco, National Oilwell Varco and/or their respective affiliates, as well as private investment firms with investments in or otherwise affiliated or associated with Grant Prideco, and other entities affiliated or associated with such private investment firms, for which Credit Suisse and its affiliates have received, and would expect to receive, compensation, including during the past two years having acted as (i) financial advisor to Grant Prideco in connection with its pending sale of certain tubular technologies and services businesses, (ii) a lender in a credit facility of Grant Prideco and (iii) a lender in a credit facility of National Oilwell Varco. Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for its and its affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Grant Prideco, National Oilwell Varco and any other company that may be involved in the proposed merger, as well as provide investment banking and other financial services to such companies.

Interests of Certain Persons in the Merger

In considering the recommendation of the board of directors of Grant Prideco with respect to the merger, the stockholders of Grant Prideco should be aware that some of the executive officers and directors of Grant Prideco have interests in the transaction that differ from, or are in addition to, the interests of the stockholders of Grant Prideco generally. The board of directors of Grant Prideco was aware of these interests and considered them, among other matters, when making its decision to approve the merger agreement and the merger and recommend that the stockholders of Grant Prideco vote in favor of the adoption of the merger agreement.

Stock Options and Restricted Stock

As of the date of this proxy statement/prospectus, certain of Grant Prideco’s directors and executive officers hold options to purchase shares of common stock of Grant Prideco. At the effective time of the merger, all options that are outstanding at the effective time of the merger to purchase Grant Prideco’s common stocks granted to Grant Prideco’s executive officers and directors under Grant Prideco’s equity compensation plans will be converted into a right to purchase National Oilwell Varco’s common stock pursuant to the terms of the merger agreement, as discussed in more detail in the section entitled “The Merger Agreement — Stock Options and Employee Benefits.” Except for options to purchase 5,831 shares granted to Quintin V. Kneen, the Vice President of Finance of Grant Prideco, all of Grant Prideco’s stock options granted to Grant Prideco’s executive officers and directors are already fully vested and exercisable and will not become vested and exercisable as a result of the merger. The unvested options granted to Mr. Kneen will vest as a result of the merger.

As of the date of this proxy statement/prospectus, certain of Grant Prideco’s directors and executive officers hold restricted shares of Grant Prideco’s common stock. At the effective time of the merger, all shares of Grant Prideco’s restricted common stock granted to Grant Prideco’s executive officers and directors under Grant Prideco’s equity compensation plans that have not vested immediately prior to the effective time of the merger will, pursuant to their terms, become partially or fully vested upon the effective time of the merger. As a result, the directors and officers will be entitled to receive the same merger consideration in respect of those shares as shareholders are entitled to receive in respect of outstanding shares of Grant Prideco’s common stock.

Grant Prideco estimates that the numbers of shares of its common stock held by Grant Prideco’s directors and executive officers that may become vested as a result of the merger and the value of the merger consideration that will be payable in respect of those shares, calculated based on the closing trading price of shares of National Oilwell Varco’s common stock on December 14, 2007, the business day immediately preceding the date of the merger agreement would be as follows:

		Estimated
	Estimated	value of merger
Name	number of shares	consideration

Gordon T. Hall	3,875	$224,750
Michael McShane	161,769	$9,382,602
David R. Black	100,921	$5,853,418
Greg L. Boane	14,342	$831,836
Jim Briehan	31,804	$1,844,632
Philip A. Choyce	36,013	$2,088,754
John D. Deane	36,581	$2,121,698
Matthew D. Fitzgerald	56,267	$3,263,486
Quintin V. Kneen	6,767	$392,486

In addition to the foregoing, pursuant to the terms of the merger agreement, Grant Prideco is permitted to grant additional options and restricted shares in the ordinary course of business in accordance with past practice, following consultation with National Oilwell Varco and provided that the amounts so granted do not exceed the amounts granted to such persons (or persons similarly situated in the case of new or additional responsibilities or new hires) during 2007. Any such awards would also become fully vested upon the effective time of the merger.

Grant Prideco’s Nonqualified Deferred Compensation Plans Covering Executive Officers

Certain of Grant Prideco’s executive officers are participants in Grant Prideco’s Nonqualified Deferred Compensation (the “NQDC Plan”) and/or Grant Prideco’s Executive Deferred Compensation Plan (the “EDC Plan”). It is anticipated that, immediately prior to the effective time of the merger, Grant Prideco will terminate the NQDC Plan and the EDC Plan and make accelerated distributions thereunder to plan participants, including Grant Prideco’s executive officers, upon the effective time of the merger. All executive officers are fully vested in their benefits earned under the NQDC Plan.

The EDC Plan provides for deferred amounts and company contributions to be credited to each executive’s account as “non-monetary units” that are equal to the number of whole shares of common stock of Grant Prideco that could have been purchased at a price equal to the average closing price during the calendar month for which the allocation was made. Grant Prideco will amend the EDC Plan to provide that, upon the effective time of the merger, (i) the executive officers and other participants will have fully nonforfeitable interests in their benefits earned under the EDC Plan and (ii) each non-monetary unit will entitle the holder thereof to receive the same merger consideration as the other holders of Grant Prideco common stock upon the effective time of the merger.

As of the date of this proxy statement/prospectus, all of Grant Prideco’s executive officers who are participants in the EDC Plan other than Matthew D. Fitzgerald have fully nonforfeitable interests in their EDC Plan benefits. Effective as of December 31, 2007, the EDC Plan account balance of Mr. Fitzgerald was $667,072 of which, $533,658 was fully vested. As noted above, in connection with the merger, the EDC Plan will be amended so that all participants, including Mr. Fitzgerald, will have fully nonforfeitable interests in their unvested amounts as of the effective time of the merger.

Grant Prideco, Inc. Deferred Compensation Plan for Non-Employee Directors

All of Grant Prideco’s directors, other than Mr. McShane, are participants in Grant Prideco’s Deferred Compensation Plan for Non-Employee Directors (the “Director Deferred Compensation Plan”). The Director Deferred Compensation Plan provides for deferred amounts and company contributions to be credited to each executive’s account as “non-monetary units” that are equal to the number of whole shares of common stock of Grant Prideco that could have been purchased at a price equal to the mean between the high and low sales price per share of common stock of Grant Prideco determined on the last trading day of the calendar month for which the allocation was made. Grant Prideco’s non-employee directors have benefits accrued under the Director Deferred Compensation Plan. Grant Prideco will amend the Director Deferred Compensation Plan to specify that each non-monetary unit will entitle the holder thereof to receive the same merger consideration as the other holders of Grant Prideco’s common stock upon the effective date of the merger. It is anticipated that Grant Prideco will terminate the Director Deferred Compensation Plan and make accelerated distributions thereunder to Grant Prideco’s non-employee directors upon the effective time of the merger.

Employment Agreement with Mr. McShane

Under the terms of Mr. McShane’s employment agreement with Grant Prideco, if Grant Prideco (or its successor) terminates Mr. McShane’s employment for any reason other than “cause” or “disability” or if he terminates his employment for “good reason”, as defined in the employment agreement, Mr. McShane will be entitled to receive the following benefits: (a) three times the sum of (i) his current annual base compensation and (ii) the highest bonus paid to Mr. McShane during the three years prior to the year of termination; (b) an annual incentive payment equal to the highest bonus paid to Mr. McShane during the three years prior to the year of termination (or if greater, his most recently paid fiscal year bonus), pro-rated to the date of termination; (c) three times the amount that was credited on Mr. McShane’s behalf as the employer matching contribution under the Grant Prideco 401(k) Plan, the EDC Plan and NQDC Plan for the prior 12-month period, grossed up for any taxes owed on this amount; (d) the maintenance of all welfare benefits after termination for a period of three years provided Mr. McShane makes his required contribution; (e) a cash lump sum amount equal to three times his annual car allowance; (f) outplacement services; and (g) an additional amount (a “gross-up” payment) in respect of excise taxes that may be imposed under the “golden parachute” rules on payments and benefits received in connection with the merger. The gross-up payment would make Mr. McShane whole for excise taxes (and for all taxes on the gross-up payment) in respect of payments and benefits received pursuant to all plans, agreements and arrangements of Grant Prideco (including for example, acceleration of vesting of equity awards). Assuming the effective time of the merger was January 15, 2008 and Mr. McShane’s employment were to have terminated under one of the circumstances described above, Mr. McShane would have been entitled to a lump-sum cash payment equal to approximately $16,281,825 and to other benefits with an estimated value of approximately $61,000.

The definition of “good reason” in Mr. McShane’s employment agreement includes:

•	a material reduction in the position, authority, duties, title, reporting requirements and/or responsibilities of Mr. McShane;

•	relocation of Mr. McShane’s office more than 35 miles from downtown Houston, Texas; or

•	any material reduction in Mr. McShane’s compensation or benefits.

Employment Agreement with Mr. Fitzgerald

Under the terms of his employment agreement, if in connection with the merger Grant Prideco (or its successor) terminates Mr. Fitzgerald’s employment for any reason other than “cause” or “disability” or if Mr. Fitzgerald terminates his employment for “good reason”, as defined in the employment agreement, Mr. Fitzgerald will be entitled to receive the following benefits: (a) three times the sum of (i) his current annual base compensation and (ii) the highest bonus paid to Mr. Fitzgerald during the three years prior to the year of termination; (b) an annual incentive payment equal to the highest bonus paid to Mr. Fitzgerald during the three years prior to the year of termination (or if greater, his most recently paid fiscal year bonus), prorated to the date of termination; (c) three times the amount that was credited on Mr. Fitzgerald’s behalf as the employer matching contribution under Grant Prideco’s 401(k) Plan, the EDC Plan and NQDC Plan for the prior 12-month period, grossed up for any taxes owed on this amount; (d) all welfare benefits would be maintained after termination for a period of three years provided Mr. Fitzgerald makes his required contribution; (e) his car allowance for three years; (f) outplacement services; and (g) an additional amount (a “gross-up” payment) in respect of excise taxes that may be imposed under the “golden parachute” rules on payments and benefits received in connection with the merger. The gross-up payment would make Mr. Fitzgerald whole for excise taxes (and for all taxes on the gross-up payment) in respect of payments and benefits received pursuant to all plans, agreements and arrangements of Grant Prideco (including for example, acceleration of vesting of equity awards). Assuming the effective time of the merger was January 15, 2008 and Mr. Fitzgerald’s employment were to have terminated under one of the circumstances described above, Mr. Fitzgerald would have been entitled to a lump-sum cash payment equal to approximately $3,092,403 and to other benefits with an estimated value of approximately $61,000.

The definition of “good reason” in Mr. Fitzgerald’s employment agreement includes:

•	a material reduction in the position, authority, duties, title, reporting requirements and/or responsibilities of Mr. Fitzgerald;

•	relocation of Mr. Fitzgerald’s office more than 50 miles from downtown Houston, Texas; or

•	any material reduction in Mr. Fitzgerald’s compensation or benefits.

Change of Control Agreements with Other Executive Officers

In addition to the agreements with Messrs. McShane and Fitzgerald, Grant Prideco entered into a change of control agreement with each of its other executive officers, Messrs. Black, Boane, Breihan, Deane, Kneen and Choyce. Under these agreements, the executives will be provided with certain benefits if there is both a change of control of Grant Prideco and the executive is subsequently terminated for any reason other than for “cause” or elects to terminate his employment for “good reason” within two years after a change of control. Under these agreements, if there is a change of control of Grant Prideco, and the executive is terminated for “cause” or “good reason”, the executive would be entitled to the following benefits: (a) two times the sum of (i) his current annual base compensation and (ii) his highest annual bonus paid during the three years prior to the year of termination; (b) an annual incentive payment equal to the highest annual bonus paid to him during the three years prior to the year of termination (or if greater, the most recently earned, but not yet paid fiscal year bonus) (prorated to the date of termination); (c) two times the amount that was credited on the executive’s behalf as the employer matching contribution under Grant Prideco’s 401(k) Plan, the EDC Plan and NQDC Plan for the prior 12-month period, grossed up for any taxes owed on this amount; (d) all welfare benefits would be maintained after termination for a period of two years provided the executive makes his required contribution; (e) an amount equal to two times the total amount of all fringe benefits received by the executive on an annualized basis; and (f) an additional amount (a “gross-up” payment) in respect of excise taxes that may be imposed under the “golden parachute” rules on payments and benefits received in connection with the merger. The gross-up payment would make the officer whole for excise taxes (and for all taxes on the gross-up payment) in respect of payments and benefits received pursuant to all plans, agreements and arrangements of Grant Prideco (including for example, acceleration of vesting of equity awards).

The definition of “good reason” in the executives’ change of control agreements includes:

•	a material reduction in the position, authority, duties, title, reporting requirements and/or responsibilities of the executive;

•	relocation of the executive’s office more than 50 miles from downtown Houston, Texas; or

•	any material reduction in the executive’s compensation or benefits.

Assuming the effective time of the merger was January 15, 2008 and each executive officer’s employment were to have terminated under one of the circumstances described above, such executive officer would have been entitled to a lump-sum cash payment and to other benefits with estimated values as follows:

	Lump-Sum Cash	Estimated Value of
	Payment	Other Benefits	Total

David R. Black	$4,689,798	$24,000	$4,713,798
Greg L. Boane	$1,106,994	$24,000	$1,130,994
Jim Breihan	$1,611,245	$24,000	$1,635,245
John D. Deane	$1,864,640	$24,000	$1,888,640
Quintin V. Kneen	$1,298,845	$24,000	$1,322,845
Philip A. Choyce	$1,721,744	$24,000	$1,745,744

Grant Prideco, Inc.’s Supplemental Executive Retirement Plan

Michael McShane is also a beneficiary of Grant Prideco’s Supplemental Executive Retirement Plan (the “SRP”). If Mr. McShane incurs a separation from service in connection with the merger, he will receive an accelerated distribution of the actuarial equivalent of his early retirement benefit under the SRP, calculated as if he had worked for Grant Prideco for an additional three years and he was three years older. The estimated value of this benefit is $12,469,919, calculated assuming that the effective time of the merger occurred on January 15, 2008 and Mr. McShane incurs a separation from service at such time. Such benefit would be paid in the form of a lump sum payment on the date of Mr. McShane’s separation from service (or six months following his separation from service if required under Section 409A of the Internal Revenue Code).

Indemnification and Directors’ and Officers’ Insurance

Under the merger agreement, National Oilwell Varco and NOV Sub have agreed to indemnify each present and former director and officer of Grant Prideco and its subsidiaries to the fullest extent permitted under Delaware law for all acts or omissions prior to the merger by such individuals in such capacities. National Oilwell Varco has also agreed to provide, for six years after the merger, directors’ and officers’ liability insurance in respect of acts or omissions occurring prior to the merger covering each person currently covered by the directors’ and officers’ liability insurance policy of Grant Prideco on terms and in amounts no less favorable than those of the policies of Grant Prideco, provided that National Oilwell Varco will not be required to pay an annual premium for the insurance in excess of 300% of the premium for the 2007 fiscal year. If such insurance cannot be obtained, or can only be obtained at an annual premium in excess of the maximum premium, National Oilwell Varco will obtain the most advantageous policy of insurance obtainable for an annual premium equal to the maximum premium. If so requested by Grant Prideco, National Oilwell Varco will provide this insurance by purchasing a “tail” directors’ and officers’ liability insurance policy for Grant Prideco and its directors and officers if such a policy is available.

Appraisal Rights

Holders of shares of common stock of Grant Prideco will be entitled to demand an appraisal of their shares under Section 262 of the Delaware General Corporation Law, or DGCL. If appraisal rights are exercised, shares of common stock of Grant Prideco outstanding immediately prior to the effective time of the merger and held by a holder who has not voted in favor of, or consented in writing to, the adoption of the merger agreement and who has delivered a written demand for appraisal of such shares in accordance with Section 262 of the DGCL will not be converted into the right to receive the merger consideration, unless and until the dissenting holder fails to perfect or effectively withdraws or otherwise loses his or her right to appraisal and payment under the DGCL. If, after the effective time of the merger, a dissenting stockholder fails to perfect or otherwise waives, or withdraws or loses his or her right to appraisal, or a court determines that such holder is not entitled to relief under the DGCL, then such holder or holders (as the case may be) shall forfeit such rights and his or her shares of common stock of Grant Prideco will be treated as if they had been converted as of the effective time of the merger into the right to receive the merger consideration without interest thereon, upon surrender of the certificate or certificates that formerly evidenced such shares.

The following discussion is not a complete statement of appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which explains the procedures and requirements for exercising statutory appraisal rights and which is attached as Annex C to this proxy statement/prospectus and incorporated herein by reference. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of the shares of common stock of Grant Prideco as to which appraisal rights are asserted. Stockholders intending to exercise appraisal rights should carefully review Annex C. This proxy statement/prospectus constitutes notice to stockholders of Grant Prideco concerning the availability of appraisal rights under Section 262 of the DGCL.

A stockholder of Grant Prideco who wishes to exercise appraisal rights should carefully review the following discussion and Annex C to this proxy statement/prospectus, because failure to comply timely and fully with the procedures required by Section 262 of the DGCL will result in the loss of appraisal rights.

Under the DGCL, stockholders of Grant Prideco who do not wish to accept the merger consideration have the right, subject to compliance with the requirements summarized below, to demand an appraisal by the Delaware Court of Chancery of the “fair value” of their shares of common stock of Grant Prideco and to be paid in cash such amount in lieu of the merger consideration that they would otherwise be entitled to receive if the merger is consummated. For this purpose, the fair value of shares of common stock of Grant Prideco will be their fair value, excluding any element of value arising from the consummation or expectation of consummation of the merger, and including a fair rate of interest, if any, as determined by that court. Stockholders who desire to exercise their appraisal rights must satisfy all of the conditions of Section 262 of the DGCL, including:

•	Written Demand for Appraisal Prior to the Vote at the Special Meeting. A stockholder must deliver to Grant Prideco a written demand for appraisal meeting the requirements of Section 262 of the DGCL before stockholders of Grant Prideco vote on the adoption of the merger agreement at the special meeting. Voting against or abstaining with respect to the adoption of the merger agreement, failing to return a proxy or returning a proxy voting against or abstaining with respect to the proposal to adopt the merger agreement will not constitute the making of a written demand for appraisal. The written demand for appraisal must be separate from any proxy, abstention from the vote on the merger agreement or vote against the merger agreement. The written demand must reasonably inform Grant Prideco of the identity of the stockholder and the intent thereby to demand appraisal of his, her or its shares. Failure to timely deliver a written demand for appraisal will cause a stockholder to lose his, her or its appraisal rights.

•	Refrain from Voting in Favor of Adoption of the Merger Agreement. In addition to making a written demand for appraisal, a stockholder must not vote his, her or its shares of common stock of Grant Prideco in favor of the adoption of the merger agreement. A submitted proxy not marked “AGAINST” or “ABSTAIN” will be voted in favor of the proposal to adopt the merger agreement and will result in the waiver of appraisal rights. A stockholder that has not submitted a proxy will not waive his, her or its appraisal rights solely by failing to vote if the stockholder satisfies all other provisions of Section 262 of the DGCL.

•	Continuous Ownership of the Common Stock of Grant Prideco. A stockholder must also continuously hold his, her or its shares of common stock of Grant Prideco from the date the stockholder makes the written demand for appraisal through the effective time of the merger. Accordingly, a stockholder who is the record holder of shares of common stock of Grant Prideco on the date the written demand for appraisal is made but who thereafter transfers the shares prior to the effective time of the merger will lose any right to appraisal with respect to such shares.

•	Petition with the Chancery Court. Within 120 days after the effective date of the merger (but not thereafter), either the surviving corporation or any stockholder who has complied with the requirements of Section 262 of the DGCL, which are briefly summarized above, must file a petition in the Delaware Court of Chancery demanding a judicial determination of the value of the shares of common stock of Grant Prideco held by all stockholders who are entitled to appraisal rights. This petition in effect initiates a court proceeding in Delaware. National Oilwell Varco does not have any intention at this time to file such a petition if a demand for appraisal is made and stockholders seeking to exercise appraisal rights should not assume that National Oilwell Varco will file such a petition or that National Oilwell Varco will initiate any negotiations with respect to the fair value of such shares. Accordingly, because National Oilwell Varco has no obligation to file such a petition, if no stockholder files such a petition with the Delaware Court of Chancery within 120 days after the effective date of the merger, appraisal rights will be lost, even if a stockholder has fulfilled all other requirements to exercise appraisal rights. If such a petition is filed, the Delaware Court of Chancery could determine that the fair value of shares of common stock of Grant Prideco is more than, the same as or less than the merger consideration.

Neither voting (in person or by proxy) against, abstaining from voting on or failing to vote on the proposal to adopt the merger agreement will constitute a written demand for appraisal within the meaning of Section 262 of the DGCL. The written demand for appraisal must be in addition to and separate from any proxy or vote.

A demand for appraisal must be executed by or on behalf of the stockholder of record, fully and correctly, as the name of such stockholder appears on the stock certificate. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, this demand must be executed by or for the fiduciary. If the shares are owned by or for more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record. However, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner. A person having a beneficial interest in the common stock of Grant Prideco held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized herein in a timely manner to perfect whatever appraisal rights the beneficial owners may have.

A stockholder who elects to exercise appraisal rights should mail or deliver his, her or its written demand to the principal executive offices of Grant Prideco at 400 North Sam Houston Parkway East, Suite 900, Houston, Texas 77060, Attention: Corporate Secretary. The written demand for appraisal should state the name and mailing address of the stockholder, the number of shares of common stock of Grant Prideco owned by the stockholder and must reasonably inform Grant Prideco that the stockholder intends thereby to demand appraisal of his, her or its shares of common stock of Grant Prideco. Within ten days after the effective date of the merger, National Oilwell Varco will provide notice of the effective date of the merger to all stockholders of Grant Prideco who have complied with Section 262 of the DGCL and have not voted for the merger. A record holder, such as a broker, fiduciary, depositary or other nominee, who holds shares of common stock of Grant Prideco as a nominee for others, may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which such person is the record owner. In such case, the written demand must set forth the number of shares covered by such demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares of common stock of Grant Prideco outstanding in the name of such record owner.

Within 120 days after the effective date of the merger (but not thereafter), any stockholder who has satisfied the requirements of Section 262 of the DGCL may deliver to National Oilwell Varco a written demand for a statement listing the aggregate number of shares not voted in favor of the merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. National Oilwell Varco must mail such written statement to the stockholder within ten days after the request of the stockholder is received by National Oilwell Varco or within ten days after the latest date for delivery of a demand for appraisal under Section 262 of the DGCL, whichever is later. Upon the filing of a petition in the Court of Chancery of the State of Delaware within 120 days after the effective date of the merger as set forth above by a stockholder demanding a determination of the fair value of the common stock of Grant Prideco, service of a copy of the petition must be made upon National Oilwell Varco. National Oilwell Varco must then, within 20 days after service, file in the office of the Register in Chancery in which the petition was filed, a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached with National Oilwell Varco. If National Oilwell Varco files a petition, the petition must be accompanied by the duly verified list. The Register in Chancery, if so ordered by the court, will give notice of the time and place fixed for the hearing of such petition by registered or certified mail to National Oilwell Varco and to the stockholders shown on the list at the addresses therein stated, and notice also will be given by publishing a notice at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or such publication as the court deems advisable. The court must approve the forms of the notices by mail and by publication, and National Oilwell Varco must bear the costs of the notices.

At the hearing on the petition, the Court of Chancery of the State of Delaware will determine which stockholders have become entitled to appraisal rights. The court may require the stockholders who have demanded an appraisal for their shares (and who hold stock represented by certificates) to submit their stock certificates to the Register in Chancery for notation of the pendency of the appraisal proceedings and the Court of Chancery of the State of Delaware may dismiss the proceedings as to any stockholder that fails to comply with such direction.

After determining which stockholders are entitled to appraisal rights, the court will appraise the shares owned by these stockholders, determining the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value. In determining such fair value, the court shall take into account all relevant factors. Stockholders of Grant Prideco considering seeking appraisal of their shares should note that the fair value of their shares determined under Section 262 of the DGCL could be more than, the same as or less than the consideration they would receive pursuant to the merger agreement if they did not seek appraisal of their shares.

The costs of the appraisal proceeding (which do not include attorney’s fees or the fees or expenses of experts) may be determined by the court and taxed against the parties as the court deems equitable under the circumstances. Upon application of a stockholder who has perfected appraisal rights, the court may order that all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, be charged pro rata against the value of all shares entitled to appraisal.

If a stockholder demands appraisal rights in compliance with the requirements of Section 262 of the DGCL, then, after the effective time of the merger, such stockholder will not be entitled to: (i) vote such stockholder’s shares of common stock of Grant Prideco for any purpose; (ii) receive payment of dividends or other distributions on such stockholder’s shares that are payable to stockholders of record at a date after the effective time of the merger; or (iii) receive payment of any consideration provided for in the merger agreement. A stockholder may withdraw his, her or its demand for appraisal rights by a writing withdrawing his, her or its demand for appraisal and accepting the merger consideration at any time within 60 days after the effective time of the merger, or at any time thereafter with written approval from National Oilwell Varco. Notwithstanding the foregoing, no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the court, and such approval may be conditioned upon such terms as the court deems just. Subject to the foregoing, if any stockholder of Grant Prideco withdraws his, her or its demand for appraisal rights, then his, her or its shares of common stock of Grant Prideco will be automatically converted into the right to receive the merger consideration, without interest.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise appraisal rights. Failure to comply strictly with all of the procedures set forth in Section 262 of the DGCL may result in the loss of the statutory appraisal rights of a stockholder.

Regulatory Approvals Required for the Merger

The merger is subject to review by the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, National Oilwell Varco and Grant Prideco are required to make pre-merger notification filings and to await the expiration or early termination of the statutory waiting period prior to completing the merger. On January 7, 2008, National Oilwell Varco and Grant Prideco each filed a Premerger Notification and Report Form with the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission.

The merger is also subject to antitrust review by government authorities in a number of foreign jurisdictions in which one or both companies have a significant market presence to require filings. As of the date of this proxy statement, the parties have made the necessary antitrust filings in some, but not all of, these jurisdictions. National Oilwell Varco and Grant Prideco continue to work with the governmental authorities in these jurisdictions regarding the proposed merger between the companies. If one or more of these foreign approvals are not obtained prior to the special meeting of stockholders of Grant Prideco, National Oilwell Varco and Grant Prideco may elect to proceed with the merger subject to certain restrictions on the combination of the operations of the companies in certain jurisdictions until such approvals could be obtained.

While National Oilwell Varco and Grant Prideco expect to resolve matters related to the antitrust review of the Department of Justice and foreign authorities and to receive regulatory clearance, we cannot assure you that the Department of Justice or the antitrust authorities in other jurisdictions will give regulatory clearance to complete the merger at all or without restrictions or conditions that would have a materially adverse effect on the combined company if the merger is completed. These restrictions and conditions could include the grant of a complete or partial license, divestiture, spin-off or the holding separate of assets or businesses. Under the terms of the merger agreement, neither National Oilwell Varco nor Grant Prideco is required to commit to any divestitures, licenses or hold separate or similar arrangements with respect to its assets or conduct of business arrangements if such divestiture, license, holding separate or arrangement is not conditioned upon the consummation of the merger or would have a material adverse effect on National Oilwell Varco or Grant Prideco. In this case, either National Oilwell Varco or Grant Prideco may refuse to complete the merger if any such restrictions or conditions are required by governmental authorities as a condition to approving the merger. No additional stockholder approval is expected to be required or sought for any decision by National Oilwell Varco or Grant Prideco, after the special meeting of Grant Prideco, to agree to any terms and conditions necessary to resolve any regulatory objections to the merger, and stockholder approval will not be sought unless additional stockholder approval is required to approve the terms and conditions under applicable law.

In addition, during or after any statutory waiting periods (as applicable) and clearance of the merger, and even after completion of the merger, either the Antitrust Division of the U.S. Department of Justice, the U.S. Federal Trade Commission or foreign governmental authorities could challenge the consummated merger under the antitrust laws. Also, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the merger, before or after it is completed. National Oilwell Varco and Grant Prideco cannot be sure that a challenge to the merger will not be made or that, if a challenge is made, National Oilwell Varco and Grant Prideco will prevail.

Accounting Treatment

In accordance with accounting principles generally accepted in the United States, National Oilwell Varco will account for the merger using the purchase method of accounting. Under this method of accounting, National Oilwell Varco will record the market value (based on an average of the closing prices of the common stock of National Oilwell Varco for a range of trading days from two days before and after December 17, 2007, the announcement date) of its common stock issued in the merger, the fair value of options to purchase shares of common stock of National Oilwell Varco issued in exchange for the options to purchase shares of common stock of Grant Prideco and the amount of direct transaction costs associated with the merger as the estimated purchase price of acquiring Grant Prideco. National Oilwell Varco will allocate the estimated purchase price to the net tangible and intangible assets (amortizable and indefinite lived) acquired based on their respective fair values at the date of the completion of the merger. Any excess of the estimated purchase price over the fair value of net assets acquired will be accounted for as goodwill.

Amortizable intangible assets, currently estimated at $2,833.0 million, will generally be amortized over useful lives, which range from 10 to 30 years. Identified intangibles include tradenames valued at $752.0 million, which are considered indefinite lived. In accordance with the Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” goodwill resulting from the business combination currently estimated at $2,656.5 million, and indefinite-lived intangibles will not be amortized but instead will be tested for impairment at least annually (more frequently if certain indicators are present). The foregoing preliminary amounts are subject to change based upon the final number of shares of common stock of National Oilwell Varco issued at the time of closing and the final valuation of the identified assets and liabilities of Grant Prideco.

In the event that the management of National Oilwell Varco determines that the value of goodwill has become impaired, the combined company will incur an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made. The amounts listed in the above paragraph are only preliminary estimates, however, actual amounts may differ from these estimates.

Listing of the Common Stock of National Oilwell Varco

It is a condition to the merger that the shares of common stock of National Oilwell Varco to be issued in the merger be approved for listing on the New York Stock Exchange, subject to official notice of issuance. In addition, National Oilwell Varco will use reasonable best efforts to cause the shares of common stock of National Oilwell Varco to be issued upon the exercise of converted stock options to be approved for listing on the New York Stock Exchange.

Following the merger, National Oilwell Varco’s name will continue to be National Oilwell Varco, Inc. and its trading symbol on the New York Stock Exchange will continue to be “NOV”.

Delisting and Deregistration of the Common Stock of Grant Prideco

If the merger is completed, the common stock of Grant Prideco will be delisted from the New York Stock Exchange and deregistered under the Securities Exchange Act of 1934, and Grant Prideco will no longer file periodic reports with the SEC.

Restrictions on Sales of Shares of the Common Stock of National Oilwell Varco Received in the Merger

The shares of common stock of National Oilwell Varco issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act of 1933. This proxy statement/prospectus does not cover resales of the common stock of National Oilwell Varco received by any person upon competition of the merger and no person is authorized to make any use of this proxy statement/prospectus in connection with any such resale.

THE MERGER AGREEMENT

The following summary describes certain material provisions of the merger agreement. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. While the discussion below summarizes many of the material provisions of the merger agreement, it may not contain all of the information about the merger agreement that is important to you. We encourage you to read the merger agreement in its entirety for a more complete description of the terms and conditions of the merger.

General

The merger agreement provides that Grant Prideco will be merged with and into NOV Sub, Inc., a wholly-owned subsidiary of National Oilwell Varco, at the effective time of the merger. NOV Sub will continue as the surviving corporation in accordance with the Delaware General Corporation Law, or DGCL, and will remain as a wholly owned subsidiary of National Oilwell Varco. Based on the number of outstanding shares of common stock of Grant Prideco on the record date and the number of outstanding shares of common stock of National Oilwell Varco on          , 2008, we anticipate that stockholders of Grant Prideco will own approximately 14% of the outstanding shares of common stock of National Oilwell Varco following the merger. At the effective time of the merger, all the property, rights, privileges, powers and franchises of Grant Prideco and NOV Sub before the merger will vest in the surviving corporation, and all debts, liabilities and duties of Grant Prideco and NOV Sub before the merger will become the debts, liabilities and duties of the surviving corporation.

The merger will be completed after all conditions in the merger agreement are met or waived and National Oilwell Varco and Grant Prideco file a certificate of merger with the Secretary of State of the State of Delaware. The merger agreement provides that the closing of the merger will take place 10:00 a.m., Houston time, on a date specified by National Oilwell Varco and Grant Prideco but not later than the second business day after satisfaction or waiver of the conditions to the merger unless the companies otherwise agree.

Conversion of Shares

The merger agreement provides that each issued and outstanding share of the common stock of Grant Prideco, other than shares owned by Grant Prideco, National Oilwell Varco or NOV Sub, and other than shares held by stockholders effecting their appraisal rights, will be converted into the right to receive 0.4498 of a share of National Oilwell Varco’s common stock, which we refer to as the exchange ratio, and $23.20 of cash consideration. However, if prior to the merger, the outstanding shares of the common stocks of Grant Prideco or National Oilwell Varco are changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the exchange ratio and cash consideration will be adjusted accordingly.

Each share of the outstanding common stock of National Oilwell Varco will be unaffected by the merger and will remain outstanding.

No fractional shares of the common stock of National Oilwell Varco will be issued in the merger. Each holder of common stock of Grant Prideco who would have otherwise been entitled to receive a fraction of a share of the common stock of National Oilwell Varco will receive cash in lieu of a fractional share of the common stock of National Oilwell Varco. The amount of cash will be equal to the relevant fraction times the average of the last reported sales price of the common stock of National Oilwell Varco on the New York Stock Exchange Composite Transactions Tape on each of the ten consecutive trading days immediately preceding the date of the effective time of the merger.

Procedure for the Exchange of Stock Certificates

Exchange of Stock Certificates

National Oilwell Varco and Grant Prideco have designated American Stock Transfer & Trust Company to serve as exchange agent for the exchange of certificates representing shares of the common stock of Grant Prideco for both certificates representing shares of the common stock of National Oilwell Varco and checks representing the cash component for each share of Grant Prideco’s common stock as well as the cash payment in lieu of fractional shares. Promptly after the merger is completed, the exchange agent will mail transmittal forms and exchange instructions to each holder of record of shares of the common stock of Grant Prideco. After receiving the transmittal form, each holder of certificates formerly representing shares of Grant Prideco’s common stock will be able to surrender the certificates to the exchange agent and receive certificates evidencing the appropriate number of whole shares of National Oilwell Varco’s common stock as well as the cash consideration and cash in lieu of fractional shares. After the merger, each certificate formerly representing shares of the common stock of Grant Prideco, until surrendered and exchanged, will be deemed, for all purposes, to evidence only the right to receive a certificate representing the number of whole shares of National Oilwell Varco’s common stock that the holder’s shares of Grant Prideco’s common stock were converted to in the merger, along with the cash consideration for each share of the common stock of Grant Prideco and cash in lieu of fractional shares, if any. For purposes of determining quorums at stockholders’ meetings and the stockholders entitled to notice of, and to vote at, meetings of stockholders, holders of unsurrendered certificates of shares of Grant Prideco’s common stock will be considered to be record holders of the shares of National Oilwell Varco’s common stock represented by their certificates of shares of Grant Prideco’s common stock.

Dividends and Distributions

The holder of an unexchanged certificate of shares of Grant Prideco’s common stock will not be entitled to receive any dividends or other distributions otherwise payable by National Oilwell Varco until the certificate has been exchanged. Subject to applicable laws, following surrender of a certificate of shares of Grant Prideco’s common stock by the holder, National Oilwell Varco will pay the holder any accrued and unpaid dividends and distributions that have become payable between the effective time of the merger and the time the certificate is surrendered, without interest.

Lost Certificates

A stockholder must provide an appropriate affidavit to the exchange agent if any certificate of shares of Grant Prideco’s common stock are lost, stolen or destroyed, in order to receive shares of the common stock of National Oilwell Varco, cash consideration, cash in lieu of fractional shares or unpaid dividends and distributions in respect of the lost, stolen or destroyed certificates. In addition, the surviving corporation may require the holder of lost, stolen or destroyed certificates to post a bond as indemnity against any claim that may be made against the surviving corporation or the exchange agent with respect to the certificates.

No Liability

None of National Oilwell Varco, NOV Sub, or the exchange agent will be liable to any former holder of shares of Grant Prideco’s common stock for shares of National Oilwell Varco’s common stock, or dividends or distributions made with respect to those shares, delivered to a public official under any applicable abandoned property, escheat or similar law.

Withholding Right

National Oilwell Varco, the surviving corporation or the exchange agent on behalf of the surviving corporation, is entitled to deduct and withhold from the consideration payable to any former holder of shares of common stock of Grant Prideco the amount it is required to deduct and withhold from the consideration under the Internal Revenue Code or any provision of state, local or foreign tax law. Any amounts withheld will be treated as having been paid to the former holder of the common stock of Grant Prideco.

Representations and Warranties

National Oilwell Varco, NOV Sub, and Grant Prideco have made mutual representations and warranties in the merger agreement relating to the following:

•	their organization and the organization of their subsidiaries, if any;

•	their capital structures;

•	the authorization, execution, delivery and enforceability of the merger agreement and related matters;

•	the board of directors adopting resolutions approving (and recommending in the case of Grant Prideco’s Board of Directors) the merger agreement;

•	the absence of conflicts under their certificates of incorporation, bylaws, agreements and applicable laws;

• required consents or approvals;

•	documents and financial statements filed with the Securities and Exchange Commission and the accuracy of the information contained in those documents and financial statements;

•	the absence of material undisclosed liabilities;

•	the absence of material adverse events or changes;

•	taxes and tax returns;

•	certain agreements and contracts;

•	absence of any litigation with a reasonable likelihood of having a material adverse effect;

•	compliance with laws;

•	the accuracy of information contained in the registration statement filed by National Oilwell Varco and this proxy statement/prospectus;

•	opinions of financial advisors;

•	the absence of any stockholder rights plan;

•	compliance with the applicable provisions of the Sarbanes-Oxley Act of 2002, the Exchange Act of 1934, and the applicable listing and corporate governance rules and regulations of the New York Stock Exchange, including the proper establishment and maintenance of disclosure controls and procedures; and

•	the absence of broker’s or finder’s fees in connection with any transaction within the merger agreement.

In addition, Grant Prideco has made representations and warranties in the merger agreement with respect to the following:

•	properties;

•	intellectual property;

•	environmental matters;

•	employee benefit plans;

•	labor matters;

•	insurance;

•	the absence of existing discussions with other parties; and

•	the inapplicability to the merger of anti-takeover laws.

In addition, National Oilwell Varco has made a representation and warranty in the merger agreement to the effect that it has access to sufficient cash resources to pay the amounts required to be paid under the merger agreement.

Certain Covenants of National Oilwell Varco and Grant Prideco

Grant Prideco has agreed that, during the period from the date of the merger agreement until the completion of the merger, except as otherwise consented to in writing by National Oilwell Varco or as contemplated by the merger agreement, Grant Prideco will, and will cause its subsidiaries to:

•	carry on its business in the ordinary course;

•	pay its debts and taxes when due, subject to good faith disputes;

•	pay or perform other obligations when due;

•	use reasonable efforts to preserve intact its present business organization, management team and business relationships;

•	refrain from accelerating, amending or changing the period of exercisability or vesting of options, stock purchase rights, restricted stock, or other stock awards granted under any stock plan or authorizing cash payments in exchange for any options, stock purchase rights, restricted stock or other stock awards granted under any stock plan, except as required pursuant to the plan or any related agreement;

•	not declare or pay any dividends on, or make other distributions in respect of, any of its capital stock;

•	not effect certain other changes in its capitalization;

•	not purchase or otherwise acquire any shares of its capital stock except from former employees, directors and consultants at a price not greater than the then current fair market value in accordance with agreements providing for the repurchase of shares in connection with the termination of service;

•	not grant, issue, deliver or sell, or authorize or propose to issue, deliver or sell any shares of its capital stock or securities convertible into shares of its capital stock, or any subscriptions, rights, warrants or options to acquire or other agreements obligating it to issue any shares or other convertible securities, except that Grant Prideco may continue to issue stock equivalents under its deferred compensation plans, Grant Prideco may make grants of stock options and restricted stock to officers and employees in the ordinary course of business in accordance with past practice, following consultation with National Oilwell Varco (provided that the amount of stock options and restricted stock granted to those persons does not exceed the amounts granted to such persons in 2007) and certain other exceptions;

•	not make any acquisitions, except for all such acquisitions involving total consideration of $50 million or less;

•	except for transactions among Grant Prideco and its subsidiaries, not redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock or any options, warrants or rights to acquire any of its capital stock or any security convertible into or exchangeable for its capital stock other than in certain limited exceptions;

•	not sell, lease, license or otherwise dispose of properties or assets other than (i) in the ordinary course of business or as may be required by law, (ii) sales of inventory and other current assets in the ordinary course of business, (iii) sales or dispositions of assets in one or a series of related transactions having an aggregate value of $25 million or less or (iv) divestitures pursuant to the terms of the merger agreement and the pending sale of Grant Prideco’s tubular business to Vallourec S.A.;

•	not increase the compensation or benefits payable to Grant Prideco’s or Grant Prideco’s subsidiaries’ directors, officers or employees, except (i) for increases consistent with past practices, including bonuses, and after consultation with National Oilwell Varco, (ii) pursuant to any Grant Prideco employee plan or other contractual arrangements in effect on the date of the merger agreement, (iii) in connection with the assumption by the officer or employee of material new or additional responsibilities and after consultation with National Oilwell Varco or (iv) to respond to offers of employment made by third parties;

•	not grant additional severance or termination pay or enter into employment or severance agreements with any employees or officers, other than:

(a) payments or agreements paid to or entered into with employees, other than executive officers, in the ordinary course of business and following consultation with National Oilwell Varco;

(b) as provided under any employee benefit plan of Grant Prideco or any other contractual agreement as in effect on the date of the merger agreement;

(c) implementing a severance plan covering up to 30 individuals selected by Grant Prideco, after consultation with National Oilwell Varco, that will remain in effect until at least the six-month anniversary of the merger that will require National Oilwell Varco to pay those individuals the greater of (i) any severance amounts due under the existing severance program of National Oilwell Varco or (ii) six months’ salary and bonus amounts if they are terminated without cause during that period (less any salary paid to such individual during the period);

(d) amending Grant Prideco’s deferred compensation plans in order to, among other things, comply with Section 409A of the Internal Revenue Code, provide for full vesting of all benefits issued under those plans, provide that plan participants will receive the merger consideration in exchange for any payments that would have been made in Grant Prideco’s common stock under those plans, and to provide for the funding by means of a “rabbi trust” of all amounts payable under those plans to the extent such amounts are subject to the six-month delay provisions of Section 409A of the Internal Revenue Code;

(e) amending Grant Prideco’s change of control agreements with certain executives to provide for funding by means of a “rabbi trust” of all severance amounts payable under those agreements to the extent such amounts are subject to the six-month delay provisions of Section 409A of the Internal Revenue Code; or

(f) increasing the salary of each participant in Grant Prideco’s non qualified deferred compensation plans to compensate for the loss of Grant Prideco’s contributions under those plans.

•	not establish, adopt, enter into, or materially and adversely amend any collective bargaining agreement except as required by law;

•	not establish, adopt, enter into, materially amend or terminate any Grant Prideco employee benefit plan, except for any amendments in order to comply with applicable law or as expressly permitted by the merger agreement;

•	not amend its charter or bylaws;

•	not incur indebtedness, other than:

(a) borrowings pursuant to credit agreements in effect as of the date of the merger agreement or replacement credit agreements on substantially similar terms as Grant Prideco’s credit agreements in effect as of the date of the merger agreement and having aggregate borrowing capacity not to exceed 150% of borrowing capacity under credit agreements existing as of the date of the merger agreement; and

(b) seller financings in connection with acquisitions permitted by the merger agreement;

•	not enter into any agreement or arrangement that limits or otherwise restricts the ability of Grant Prideco or its subsidiaries from engaging or competing in any line of business or in any geographic area;

•	not change any method or principle of financial accounting in a manner that is inconsistent with past practice, except to the extent required by generally accepted accounting principles or change in law, as advised by Grant Prideco’s regular independent accountants;

•	not make, change or revoke any material tax election, or settle or compromise any material tax liability or refund;

•	not enter into any closing agreements with respect to material taxes or agree to any adjustment of any material tax attribute;

•	not file or surrender any claim for a material refund of taxes or file any material amended tax return or obtain any material tax ruling;

•	not execute or consent to any waivers extending the statutory period of limitations with respect to the collection or assessment of material taxes;

•	not make or commit to any capital expenditures other than in the ordinary course of business;

•	not take any action that is intended or would reasonably be expected to result in any of the conditions to the merger not being satisfied;

•	not take any action to exempt or make not subject to the provisions of Section 203 of the DGCL or any other state takeover statute or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares; or

•	not repay indebtedness for borrowed money with the proceeds from any assets sold other than in the ordinary course of business.

National Oilwell Varco has agreed that, except as otherwise consented to in writing by Grant Prideco or as contemplated by the merger agreement, it will, and will cause its subsidiaries to:

•	solely as to National Oilwell Varco, not declare or pay any dividends on or make any other distributions in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities of or for shares of its capital stock;

•	not acquire or purchase an equity interest in or assets of any business, or take any other action, that in any such case could reasonably be expected to delay, prevent or interfere with the consummation of the merger;

•	not amend its charter or bylaws in a manner reasonably expected to adversely impact the consummation of the merger or Grant Prideco and its stockholders (other than in the same respect as all other stockholders of National Oilwell Varco);

•	not change any method or principle of financial accounting in a manner that is inconsistent with past practice, except to the extent required by generally accepted accounting principles or change in law, as advised by National Oilwell Varco’s regular independent accountants;

•	not make or change any material tax election;

•	not settle or compromise any material tax liability or refund; and

•	not take any action that is intended or would reasonably be expected to result in any of the conditions to the merger not being satisfied.

Also, subject to compliance with applicable law, from the date of the merger agreement to the completion of the merger, each of Grant Prideco and National Oilwell Varco shall confer on a regular and frequent basis with one or more representatives of the other party to report on the general status of ongoing operations.

Certain Additional Agreements

In addition, National Oilwell Varco and Grant Prideco also have each agreed to use its reasonable best efforts to:

•	cause the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•	take all appropriate action to complete the merger promptly;

•	obtain any required consents, licenses, permits, waivers, approvals, authorizations or orders from governmental entities or other third parties required to complete the merger;

•	make all necessary filings and submissions required by federal and state securities laws, antitrust laws and other applicable laws; and

•	obtain any governmental clearances required for the closing of the merger, to respond to any government requests for information and to contest and resist any governmental action that would prohibit the merger;

National Oilwell Varco and Grant Prideco also have agreed, among other things:

•	only as to Grant Prideco, to convene and hold a meeting of its stockholders on the earliest practicable date, and use all reasonable efforts to obtain proxies from its stockholders in favor of adoption of the merger agreement and the merger;

•	to afford to the other party, upon reasonable notice, access during normal business hours to its properties, books, contracts, commitments and records, subject to certain contractual or legal restrictions or sensitivity of information concerns; and

•	to give prompt notice to the other party of (i) any notice from any person alleging that the consent of such person is or may be required in connection with the merger, (ii) any notice from any governmental entity in connection with the merger, (iii) any actions, suits, claims, investigations or proceedings commenced or threatened in writing against or somehow involving or affecting Grant Prideco or National Oilwell Varco that relate to the consummation of the merger and (iv) if there has been a material change in the business, financial condition or results of operations or any event that might reasonably be expected to cause any representations or warranties to be untrue or inaccurate in any material respect.

However, neither National Oilwell Varco nor Grant Prideco nor any of their subsidiaries are required (i) to divest or hold separate any of their respective businesses, product lines or assets, or to take or agree to take any other action or agree to any limitation, that would reasonably be expected to have a material adverse effect on the financial condition, results of operations or prospects of either National Oilwell Varco or Grant Prideco, or (ii) to agree to or effect any divestiture, hold separate any business or take any other action that is not conditioned on the consummation of the merger.

No Solicitation

Under the merger agreement, Grant Prideco has agreed not to:

•	solicit, initiate, knowingly encourage or facilitate an acquisition proposal;

•	engage in negotiations or discussions concerning, or provide any non-public information to any person relating to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any acquisition proposal; or

•	enter into any agreement, arrangement or understanding contemplating or relating to any acquisition proposal or requiring Grant Prideco to abandon, terminate or fail to consummate the merger.

However, prior to adoption by Grant Prideco’s stockholders of the merger agreement, Grant Prideco’s board of directors may furnish non-public information to, or enter into discussions or negotiations with, any person regarding a bona fide written acquisition proposal, if:

•	such acquisition proposal was made after the date of the merger agreement and shall not have been withdrawn;

•	such acquisition proposal was not solicited, initiated, knowingly encouraged or facilitated after the date of the merger agreement in breach of, and did not otherwise result from a breach of, the merger agreement;

•	the board of directors of Grant Prideco determines in good faith, after consultation with outside legal counsel and financial advisors, that such acquisition proposal is, or is reasonably likely to lead to, a superior proposal;

•	prior to taking these actions, Grant Prideco receives an executed confidentiality agreement from the person with terms as to confidentiality no less favorable in all material respects than those contained in the confidentiality agreement between National Oilwell Varco and Grant Prideco; and

Grant Prideco’s board of directors also may respond to any tender offer that may be made in order to comply with the requirements of Rule 14e-2 or Rule 14d-9 under the Securities Exchange Act of 1934. However, any withdrawal of, or adverse change in, the recommendation relating to this merger by Grant Prideco’s board or any board committee must be effected in accordance with the terms of the merger agreement. See “— Change of Recommendation.”

Grant Prideco is required to notify National Oilwell Varco, orally and in writing, promptly after receipt (and in any event within one business day) of any acquisition proposal or any request for nonpublic information or access to its properties, books or records that could reasonably be expected to lead to an acquisition proposal. The notice must detail the identity of the offeror and the terms and conditions of the proposal, inquiry or contact. Grant Prideco is also required to keep National Oilwell Varco informed on a prompt basis of the status of any material developments relating to any acquisition proposal (in any event within two business days).

An “acquisition proposal” is any contract, offer or proposal (whether or not in writing and whether or not delivered to the stockholders of Grant Prideco) with respect to a potential or proposed acquisition transaction, which is:

•	any merger, consolidation, business combination, or similar transaction involving Grant Prideco or its subsidiaries (which subsidiaries collectively represent 20% or more of the consolidated revenues, net income or assets of Grant Prideco and its subsidiaries);

•	any sale, lease or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture, or otherwise of any business or assets of Grant Prideco or its subsidiaries representing 20% or more of the consolidated revenues, net income or assets of Grant Prideco and its subsidiaries;

•	any issuance, sale, or other disposition of securities representing 20% or more of the voting power of Grant Prideco;

•	any other transaction in which a person acquires beneficial ownership, or the right to acquire beneficial ownership of 20% or more of the outstanding voting capital stock of Grant Prideco; or

•	any combination of the foregoing (in each case, other than the merger agreement).

Change of Recommendation

Neither Grant Prideco’s board of directors nor any committee thereof may withdraw or adversely modify its recommendation that the stockholders of Grant Prideco adopt the merger agreement, except in the case where each of the following is satisfied:

•	the stockholders of Grant Prideco have not yet adopted the merger agreement;

•	Grant Prideco’s board of directors has determined in good faith, after consultation with outside counsel, that the failure to withdraw or adversely modify its recommendation would be inconsistent with its fiduciary duties under applicable law;

•	Grant Prideco’s board of directors has notified National Oilwell Varco in writing of the determination described above;

•	at least four business days following receipt by National Oilwell Varco of the notice has elapsed and taking into account any revised proposal by (and provided that during such period, Grant Prideco has, if requested by National Oilwell Varco, negotiated in good faith with National Oilwell Varco to attempt to make such adjustments in the terms and conditions of the merger agreement as would enable Grant Prideco to proceed with the transactions contemplated in the merger agreement), the board of directors of Grant Prideco maintains its determination described above; and

•	Grant Prideco has not violated the no solicitation provisions of the merger agreement.

Stock Options and Employee Benefits

Stock Options

As of the record date for Grant Prideco’s special meeting of stockholders, Grant Prideco had outstanding options to purchase a total of            shares of the common stock of Grant Prideco. These options were issued under Grant Prideco’s employee and non-employee directors equity participation plans.

The merger agreement provides that options to purchase shares of common stock of Grant Prideco will be converted into options to purchase shares of common stock of National Oilwell Varco and be assumed by National Oilwell Varco. Each Grant Prideco option so assumed and converted will continue to have the same terms and conditions as set forth in the applicable Grant Prideco plan and any agreements thereunder immediately prior to the effective time of the merger, except that, as of the effective time of the merger, each Grant Prideco option so assumed and converted will be exercisable for a number of whole shares of National Oilwell Varco common stock (rounded down to the nearest whole share) equal to the product of (x) the number of shares of Grant Prideco common stock subject to such option, multiplied by (y) the “Option Exchange Ratio”, with a per share exercise price of National Oilwell Varco common stock equal to the quotient of (a) the per share exercise price of the Grant Prideco option divided by (b) the “Option Exchange Ratio”. For purposes of the merger agreement, the “Option Exchange Ratio” means the sum of (A) the exchange ratio (0.4498 of a share of National Oilwell common stock) and (B) the quotient of (i) the cash consideration per share ($23.20) divided by (ii) the average of the last reported sales price of National Oilwell Varco common stock, as reported on the NYSE Composite Transactions Tape, on each of the ten consecutive trading days immediately preceding the effective time of the merger. Some converted options will become fully vested and exercisable at the effective time of the merger.

National Oilwell Varco has agreed to reserve enough shares of common stock of National Oilwell Varco to cover the stock options of Grant Prideco so assumed. The board of directors of Grant Prideco will take any necessary actions to convert the stock options into options to acquire common stock of National Oilwell Varco as described above without the consent of the holders of such awards.

As soon as practicable after the merger is completed, National Oilwell Varco will file a registration statement on Form S-8 with respect to the shares of the common stock of National Oilwell Varco subject to the stock options assumed and National Oilwell Varco has agreed to use its reasonable best efforts to maintain the effectiveness of the registration statement for so long as these options remain outstanding.

Restricted Stock Grants

Grant Prideco has issued shares of its common stock to employees as part of an incentive bonus program. Such shares are subject to vesting or other forfeiture restrictions or repurchase conditions. After the merger, these shares will continue to vest and have the rights and be subject to the conditions as set forth in the benefit plans and related award agreement under Grant Prideco’s stock benefit plans.

Stock Purchase Plan

Under Grant Prideco’s employee stock purchase plan (ESPP), employees may purchase shares of the common stock of Grant Prideco at a discount through payroll deductions. The stock purchase plan provides for 12-month purchase periods ending on the last trading day on or before the last date of December of each year. At the end of a purchase period, payroll deductions are applied to the purchase of shares of the common stock of Grant Prideco at a price per share equal to 85% of the fair market value of the common stock of Grant Prideco at the beginning or end of the plan period, whichever is lower.

The merger agreement provides that each participant’s accumulated payroll deductions will be used to purchase shares of Grant Prideco Common Stock immediately prior to the effective time of the merger in accordance with the terms of the ESPP, and the shares so purchased will be converted into the right to receive the same merger consideration as any other share of common stock of Grant Prideco. Grant Prideco will cause the employee stock purchase plan to terminate at the effective time of the merger, and no further purchase rights will be granted or exercised under the ESPP thereafter.

Executive Deferred Compensation Plan, Foreign Executive Deferred Compensation Plan and Deferred Compensation Plan for Non-Employee Directors

In addition, Grant Prideco will terminate the Executive Deferred Compensation Plan, the Foreign Executive Deferred Compensation Plan and the Deferred Compensation Plan for Non-Employee Directors and make accelerated distributions thereunder to the participants in such plans upon the effective time of the merger. Grant Prideco will amend such plans to provide that upon the effective time of the merger (i) the participants in such plans will have fully nonforfeitable interests in their benefits earned under the plans and (ii) each non-monetary unit allocated to a participant’s account under the plans (a non-monetary unit representing a share of Grant Prideco’s common stock) will be converted into the right to receive the same merger consideration as the other holders of Grant Prideco’s common stock upon the effective time of the merger.

Director and Officer Indemnification

The merger agreement provides that, after the merger, National Oilwell Varco and NOV Sub will indemnify and hold harmless each present and former director and officer of Grant Prideco and its subsidiaries against all liabilities or expenses, including reasonable attorneys’ fees, arising out of any acts or omissions in their capacities as officers or directors before the completion of the merger, including for acts and omissions occurring in connection with the adoption of the merger agreement. This right to indemnification will apply regardless of whether the claim was asserted before or after the merger is completed. National Oilwell Varco’s indemnification obligations will be to the fullest extent permitted under Delaware law and are in addition to any other indemnification rights available to Grant Prideco’s current and former directors and officers.

For six years from the effective time, National Oilwell Varco will cause to be maintained in effect for the benefit of Grant Prideco’s directors and officers an insurance and indemnification policy that provides coverage for acts or omissions occurring prior to the effective time covering each such person currently covered by Grant Prideco’s directors’ and officers’ liability insurance policies on terms with respect to coverage and in amounts no less favorable than those of Grant Prideco’s policies in effect on the date of the merger agreement with the same or comparable quality insurance carriers. However, National Oilwell Varco is not required to pay an annual premium for the insurance in excess of 300% of the premium for the 2007 fiscal year and, if the insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the maximum premium, National Oilwell Varco shall obtain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the maximum premium. If requested by Grant Prideco, National Oilwell Varco will effect such coverage by purchasing a “tail” directors’ and officers’ liability insurance policy for Grant Prideco and its directors and officers if such a policy is available.

State Takeover Statutes

If any state takeover statute or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares is or may become applicable to the merger, each of Grant Prideco and its board of directors and National Oilwell Varco and its board of directors are to grant such approvals and take such other actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by the merger agreement and otherwise act to eliminate or minimize the effects of such statute or law on the merger agreement.

Conditions to the Merger

Joint Conditions to the Merger

The merger agreement provides that the obligations of National Oilwell Varco and Grant Prideco to effect the merger are subject to the satisfaction or waiver of the following conditions:

•	the stockholders of Grant Prideco must adopt the merger agreement;

•	the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 must expire;

•	other than approvals related to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, all governmental consents and approvals must be obtained and all waiting periods imposed by any governmental entity must expire, unless the failure to obtain approval or the continuation of the waiting period of any of these is not reasonably likely to have a material adverse effect;

•	National Oilwell Varco’s registration statement must be effective under the Securities Act of 1933 and not be the subject of a stop order or proceeding seeking a stop order;

•	the absence of any order, injunction, judgment, decree, statute, rule or regulation that makes the merger illegal or otherwise prohibits the consummation of the merger;

•	the shares of the common stock of National Oilwell Varco to be issued in the merger must be approved for listing on the New York Stock Exchange, subject to official notice of issuance; and

•	there shall not be pending or threatened any suit, action or proceeding by any governmental entity that has a reasonable likelihood of success that would interfere with the consummation of the merger or that otherwise is reasonably likely to have a material adverse effect on Grant Prideco or National Oilwell Varco.

National Oilwell Varco’s and NOV Sub’s Conditions to the Merger

In addition, the merger agreement provides that National Oilwell Varco’s and NOV Sub’s obligations to effect the merger are subject to the satisfaction or waiver of the following conditions:

•	the representations and warranties of Grant Prideco regarding its capital structure and corporate power and authority must be true and correct in all material respects as of the date of the merger agreement and as of the date of the closing of the merger (except to the extent such representations and warranties were expressly made as of an earlier date, in which case as of such date);

•	all other representations and warranties of Grant Prideco must be true and correct as of the date of the merger agreement and as of the date of the closing of the merger (except to the extent such representations and warranties were expressly made as of an earlier date, in which case as of such date), except where the failure to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on Grant Prideco;

•	Grant Prideco must have performed, in all material respects, all of its obligations under the merger agreement prior to the closing of the merger;

•	National Oilwell Varco must receive a written legal opinion of Andrews Kurth LLP to the effect that the merger will qualify for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. See “The Merger — Material U.S. Federal Income Tax Consequences”; and

•	since the date of the merger agreement, there shall not have been any event that has had or would reasonably be expected to have a material adverse effect on Grant Prideco’s business, assets, liabilities or obligations, financial condition or results of operations.

Grant Prideco’s Conditions to the Merger

In addition, the merger agreement provides that Grant Prideco’s obligation to effect the merger is subject to the satisfaction or waiver of the following conditions:

•	the representations and warranties of National Oilwell Varco regarding its capital structure and corporate power and authority must be true and correct in all material respects as of the date of the merger agreement and as of the date of the closing of the merger (except to the extent such representations and warranties were expressly made as of an earlier date, in which case as of such date);

•	all other representations and warranties of National Oilwell Varco must be true and correct as of the date of the merger agreement and as of the date of the closing of the merger (except to the extent such representations and warranties were expressly made as of an earlier date, in which case as of such date), except where the failure to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on National Oilwell Varco;

•	each of National Oilwell Varco and NOV Sub must have performed, in all material respects, all of its obligations under the merger agreement prior to the date of the closing of the merger;

•	Grant Prideco must receive a written legal opinion of Cravath, Swaine & Moore LLP to the effect that the merger will qualify for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. See “The Merger — Material U.S. Federal Income Tax Consequences”; and

•	since the date of the merger agreement, there shall not have been any event that has had or would reasonably be expected to have a material adverse effect on National Oilwell Varco’s business, assets, liabilities or obligations, financial condition or results of operations.

Material Adverse Effect Definition

Certain representations and warranties of National Oilwell Varco and Grant Prideco, and certain other provisions in the merger agreement, are qualified by references to a “material adverse effect”. For purposes of the merger agreement, a “material adverse effect” on a person means a material adverse effect on (i) the business, assets, liabilities or obligations, financial condition or results of operations of such person and its subsidiaries, taken as a whole, (ii) the ability of such person to perform its obligations under the merger agreement or (iii) the ability of such person to consummate the merger. However, a “material adverse effect” does not include:

•	changes or conditions relating to:

•	the economy, or financial or capital markets, in the U.S. or elsewhere in which such person or subsidiary has significant operations or sales unless they have a disproportionate effect on the person relative to other participants in the oilfield services industry;

•	the oilfield services industry in general in the U.S. or in any other country in which the person has significant operations or sales unless they have a disproportionate effect on the person relative to other participants in the oilfield services industry;

•	any change in such person’s stock price or trading volume, in and of itself;

•	any change after the date of the merger agreement in the law or generally accepted accounting principles;

•	the announcement or pendency of the merger agreement or the merger itself;

•	acts of war, sabotage or terrorism;

•	natural disasters such as earthquakes, hurricanes or tornados unless they have a disproportionate effect on the person relative to other participants in the oilfield services industry;

•	Grant Prideco’s failure in and of itself to meet any internal or published projections, forecasts, or other predictions;

•	any change in the price of oil or natural gas or the number of active drilling rigs operating in the geographic areas where such person and its subsidiaries have significant operations or sales; and

•	any change in the price of steel or other raw materials of the type and grade customarily purchased by such person and its subsidiaries.

Termination; Termination Fees and Expenses

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the completion of the merger, before or after adoption of the merger agreement by the stockholders of Grant Prideco:

•	by mutual written consent of National Oilwell Varco, Grant Prideco and NOV Sub; or

•	by either National Oilwell Varco or Grant Prideco if:

(a) the merger is not consummated on or before August 31, 2008;

(b) the stockholder approval of Grant Prideco has not been obtained at a meeting of such stockholders at which the merger agreement is voted upon; or

(c) a court or other governmental entity has issued an order, decree or ruling that cannot be appealed and that prohibits the completion of the merger;

•	by National Oilwell Varco if:

(a) the Grant Prideco board of directors withdraws or modifies its recommendation of the merger;

(b) the Grant Prideco board of directors recommends an acquisition transaction other than the merger to stockholders of Grant Prideco; or

(c) Grant Prideco has breached a representation, warranty, covenant or agreement contained in the merger agreement, which has not been cured within 10 business days after receiving written notice of the breach.

•	by Grant Prideco, if:

(a) National Oilwell Varco has breached a representation, warranty, covenant or agreement contained in the merger agreement, which has not been cured within 10 business days after receiving written notice of the breach; or

(b) prior to the receipt of approval of stockholders of Grant Prideco, Grant Prideco receives a superior proposal, its board of directors determines to approve and enter into an agreement relating to such superior proposal, Grant Prideco gives National Oilwell Varco four business days’ prior written notice of its intention to terminate the merger agreement, such acquisition proposal continues to constitute a superior proposal after taking into account any revised proposal made by National Oilwell Varco during such period of time and Grant Prideco’s board of directors determines in good faith, following receipt of advice of its outside legal counsel, that the failure to accept such superior proposal would be inconsistent with its fiduciary duties under applicable law; provided, however, that such termination will not be effective until such time as payment of the termination fee shall have been made by Grant Prideco; provided, further, that Grant Prideco’s right to terminate the merger agreement shall not be available if it breached the no solicitation provision of the merger agreement in any material respect in connection with such superior proposal.

“Superior proposal” means any bona fide written proposal made by a third party to acquire substantially all the equity securities or assets of Grant Prideco (including substantially all of the assets of Grant Prideco’s subsidiaries), pursuant to a tender or exchange offer, a merger, a consolidation, a liquidation or dissolution, a recapitalization, a sale of all or substantially all of its and its subsidiaries’ assets or otherwise, on terms which the board of directors of Grant Prideco determines in good faith, after consultation with Grant Prideco’s outside legal counsel and financial advisors and after taking into account all material legal, financial, strategic, regulatory and other aspects of such proposal and the party making such proposal, (i) to be more favorable from a financial point of view to the holders of Grant Prideco’s common stock than the merger agreement, taking into account all the terms and conditions of the merger agreement (including any proposal by National Oilwell Varco to amend the terms of the merger or the merger agreement) and (ii) is reasonably likely to be consummated.

If the merger agreement is terminated by either National Oilwell Varco or Grant Prideco as provided above, the merger agreement will become void and National Oilwell Varco, Grant Prideco and NOV Sub will not have any continuing liabilities or obligations under the merger agreement, except for:

•	any obligation to reimburse certain expenses or pay a termination fee under the circumstances described below;

•	the provisions of the confidentiality agreement, which shall remain in full force and effect; and

•	liabilities for any knowing or willful misrepresentation in or breach of a representation, warranty, covenant or agreement contained in the merger agreement.

Termination Fee

Grant Prideco will be required to pay a termination fee of $185.0 million if:

•	the merger agreement is terminated by National Oilwell Varco because Grant Prideco’s board of directors withdraws or modifies its recommendation of the merger agreement;

•	the merger agreement is terminated by National Oilwell Varco because Grant Prideco’s board of directors recommends an acquisition transaction other than the merger;

•	the merger agreement is terminated by Grant Prideco for a superior proposal as described under “— Termination of Merger Agreement”; or

•	the merger agreement is terminated because the stockholders of Grant Prideco did not adopt the merger agreement and, at any time after December 16, 2007, an acquisition proposal has been publicly disclosed (or a third-party publicly announced an intention to make an acquisition proposal) and not publicly withdrawn and Grant Prideco consummates an acquisition transaction involving 50% or more of its assets or equity within 12 months after the termination of the merger agreement or enters into a definitive agreement with respect to an acquisition transaction within 12 months and such acquisition transaction is consummated (whether before or after such 12-month period).

Grant Prideco’s payment of the $185.0 million termination fee is the sole and exclusive remedy of National Oilwell Varco and NOV Sub with respect to the matters giving rise to the payment obligation. Notwithstanding the foregoing sentence, nothing shall relieve Grant Prideco from liability for any knowing or willful misrepresentation or inaccuracy in any of its representations or warranties contained in the merger agreement or any knowing or willful breach of any of its covenants or agreements contained in the merger agreement.

Obligation to Pay Expenses

The merger agreement provides that, except as set forth below, whether or not the merger is completed, each party will pay its own expenses, except that National Oilwell Varco or NOV Sub and Grant Prideco will each pay one-half of the expenses incurred in filing, printing and mailing this proxy statement/prospectus, including Securities and Exchange Commission filing fees.

National Oilwell Varco has agreed to reimburse Grant Prideco for up to $5.0 million in merger-related expenses incurred by Grant Prideco prior to the termination of the merger agreement where Grant Prideco terminates the merger agreement because National Oilwell Varco or NOV Sub has breached a representation, warranty, covenant or agreement contained in the merger agreement, which has not been cured within 10 business days after receiving written notice of the breach.

Grant Prideco has agreed to reimburse National Oilwell Varco for up to $5.0 million in merger-related expenses incurred by National Oilwell Varco prior to termination of the merger agreement where National Oilwell Varco terminates the merger agreement because Grant Prideco has breached a representation, warranty, covenant or agreement contained in the merger agreement, which has not been cured within 10 business days after receiving written notice of the breach.

These expense reimbursements must be made within one business day after the happening of the event giving rise to the payment obligation.

In addition, if a party fails to promptly pay the other party an amount due, such failing party shall pay the costs and expenses of such other party (including reasonable legal fees and expenses) in connection with any action, including the filing of any lawsuit or legal action, taken to collect payment, together with interest on the amount of the payment, at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

Amendment and Waiver

The merger agreement may be amended at any time by action taken by the boards of directors of National Oilwell Varco, NOV Sub and Grant Prideco, before or after adoption of the merger agreement by Grant Prideco’s stockholders. However, once the merger agreement is so adopted by the stockholders, no change can be made where further stockholder approval is required by law. National Oilwell Varco and Grant Prideco also may extend the time for performance of the obligations or other acts of the other, may waive inaccuracies in the representations or warranties contained in the merger agreement and may waive compliance with any agreements or conditions contained in the merger agreement.

DIRECTORS AND EXECUTIVE OFFICERS OF NATIONAL OILWELL VARCO

Directors

The certificate of incorporation of National Oilwell Varco divides the board of directors of National Oilwell Varco into three classes. At each annual meeting, National Oilwell Varco stockholders elect the members of one of the three classes. Immediately following the merger, the board of directors of National Oilwell Varco is expected to continue to consist of the following eight members:

Merrill A. “Pete” Miller, Jr. has served as Chairman of National Oilwell Varco since July 22, 2005 and previously served as Chairman from May 2002 through March 11, 2005; he has served as a director of National Oilwell Varco (and its predecessor, National Oilwell) since May 2001. From November 2000 through March 11, 2005, he served as the Chief Operating Officer of National Oilwell. Mr. Miller has served as President since November 2000 and as Chief Executive Officer since May 2001, as well as in various senior executive positions with National Oilwell since February 1996. Mr. Miller also serves as a director of Chesapeake Energy Corporation, a company engaged in the development, acquisition, production, exploration and marketing of onshore oil and natural gas properties in the United States.

Greg L. Armstrong has been a director of National Oilwell Varco since March 2005. Mr. Armstrong served as a director of Varco from May 20, 2004 until its merger with the Company on March 11, 2005. Since 1998, he has served as Chairman and Chief Executive Officer of Plains All American GP LLC, the general partner and controlling entity of Plains All American Pipeline, L.P., a publicly traded master limited partnership engaged in the business of marketing, gathering, transporting, terminalling and storing crude oil. Mr. Armstrong is a member of the National Petroleum Council and a member of the board of directors of BreitBurn Energy Partners.

Robert E. Beauchamp has been a director of National Oilwell Varco (and its predecessor, National Oilwell) since August 2002. Since 1988, he has served in various capacities at BMC Software, Inc., a leading provider of enterprise management solutions, most recently as President and Chief Executive Officer and as a director. During his career with BMC, he also served as Senior Vice President of Research & Development, Vice President of Strategic Marketing and Corporate Development and Director of Strategic Marketing.

Ben A. Guill has been a director of National Oilwell Varco (and its predecessor, National Oilwell) since 1999. Until April 2007, he served as President of First Reserve Corporation, a corporate manager of private investments focusing on the energy and energy-related sectors, which he joined in September 1998. Prior to joining First Reserve, he was the Managing Director and Co-head of Investment Banking of Simmons & Company International, an investment-banking firm specializing in the oil service industry. Since January 2008, Mr. Guill has also served as a director of the general partner of Cheniere Energy Partners, L.P.

David D. Harrison has been a director of National Oilwell Varco (and its predecessor, National Oilwell) since August 2003. He served as Executive Vice President and Chief Financial Officer of Pentair, Inc., a diversified manufacturer in water technologies and enclosures businesses from February 2000 until his retirement in February 2007. He also served as Executive Vice President and Chief Financial Officer of Pentair, Inc. from 1994 to 1996. From 1972 through 1994, Mr. Harrison held various domestic and international finance positions with a combination of General Electric and Borg-Warner Chemicals. Mr. Harrison serves as a director of Navistar International Corporation, a holding company whose wholly owned subsidiaries produce International® brand commercial trucks, MaxxForce brand diesel engines, IC brand school buses and Workhorse brand chassis for motor homes and step vans.

Roger L. Jarvis has been a director of National Oilwell Varco (and its predecessor, National Oilwell) since February 2002. Since 2007, Mr. Jarvis has served as Chairman, Chief Executive Officer and President of Common Resources LLC, a privately held oil and gas exploration and production company in the United States. He has served as President, Chief Executive Officer and a director of Spinnaker Exploration Company, a natural gas and oil exploration and production company, since 1996, and served as its Chairman from 1998 until its acquisition by Norsk Hydro ASA in December 2005.

Eric L. Mattson has been a director of National Oilwell Varco since March 2005. Mr. Mattson served as a director of Varco (and its predecessor, Tuboscope Inc.) from January 1994 until its merger with National Oilwell on

March 11, 2005. Mr. Mattson has served as Senior Vice President and Chief Financial Officer of VeriCenter, Inc., a private provider of managed hosting services, from 2003 until its acquisition in August 2007. From November 2002 until October 2003, Mr. Mattson worked as an independent consultant. Mr. Mattson was the Chief Financial Officer of Netrail, Inc., a private Internet backbone and broadband service provider, from September 1999 until November 2002. From July 1993 until May 1999, Mr. Mattson served as Senior Vice President and Chief Financial Officer of Baker Hughes Incorporated, a provider of products and services to the oil, gas and process industries.

Jeffery A. Smisek has been a director of National Oilwell Varco since March 2005. Mr. Smisek served as a director of Varco (and its predecessor, Tuboscope Inc.) from February 1998 until its merger with National Oilwell on March 11, 2005. Since December 30, 2004, Mr. Smisek has served as President and a director of Continental Airlines, Inc. Mr. Smisek previously served Continental Airlines, Inc. as Executive Vice President from March 2003 until December 2004 and as Executive Vice President — Corporate from May 2001 until March 2003.

Executive Officers

The following persons are expected to continue to be the executive officers of National Oilwell Varco at the effective time of the merger:

See “— Directors” for information about Mr. Miller.

Clay C. Williams has served as Senior Vice President and Chief Financial Officer of National Oilwell Varco since March 2005. From January 2003 to March 11, 2005, he served as Vice President and Chief Financial Officer of Varco. From May 2002 until January 2003, Mr. Williams served as Vice President Finance and Corporate Development for Varco. From February 2001 until May 2002, and from February 1997 until February 2000, he served as Vice President — Corporate Development at Varco.

Dwight W. Rettig has served as Vice President and General Counsel of National Oilwell Varco (and its predecessor National Oilwell) since February 1999, and from February 1998 to February 1999 as General Counsel of the Distribution Services Group at National Oilwell.

Robert Blanchard has served as the Vice President, Corporate Controller and Chief Accounting Officer of National Oilwell Varco since May 2005. He served as Controller of Varco from 1999 and as its Vice President from 2002 until the merger of National Oilwell and Varco.

Mark Reese has served as President — Rig Technology for National Oilwell Varco since August 2007. He served as President — Expendable Products from January 2004 to August 2007. Mr. Reese served as President of National Oilwell’s Mission Products Group from August 2000 to January 2004. From May 1997 to August 2000, he was Vice President of Operations for the Distribution Services Group for National Oilwell.

Directors and Executive Officers of NOV Sub, Inc.

The directors and executive officers of NOV Sub, Inc. immediately prior to the effective time of the merger will continue as the directors and executive officers of such entity as the surviving entity to Grant Prideco after the effective time of the merger.

The sole director of NOV Sub is Daniel L. Molinaro. Mr. Molinaro has served as a Vice President of National Oilwell Varco since 2003 and as Treasurer of National Oilwell Varco since 1987. Set forth below is a list of the executive officers of NOV Sub.

Merrill A. Miller, Jr.	Chief Executive Officer
Clay C. Williams	President
Dwight W. Rettig	Vice President, General Counsel and Secretary
Daniel L. Molinaro	Vice President and Treasurer

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS

The following tables set forth information regarding the beneficial ownership of:

•	National Oilwell Varco’s outstanding common stock as of January 22, 2008 and Grant Prideco’s outstanding common stock as of January 21, 2008;

•	each current director and executive officer of National Oilwell Varco and each current director and named executive officer of Grant Prideco;

•	all current executive officers and directors as a group; and

•	each person known by National Oilwell Varco or Grant Prideco, as applicable, to own beneficially more than 5% of the outstanding shares of common stock of National Oilwell Varco or Grant Prideco, as applicable.

Beneficial ownership has been determined in accordance with applicable SEC rules, under which a person is deemed to be the beneficial owner of securities if he or she has or shares voting power or investment power with respect to such securities or has the right to acquire beneficial ownership within 60 days.

Unless otherwise indicated, to the knowledge of National Oilwell Varco or Grant Prideco, as applicable, the persons listed in the table below have sole voting and investment powers with respect to the shares indicated. The address of National Oilwell Varco’s directors and officers is National Oilwell Varco, Inc., 7909 Parkwood Circle Drive, Houston, Texas 77036-6565. The address of the Grant Prideco’s directors and officers is Grant Prideco, Inc., 400 N. Sam Houston Parkway East, Ste. 900, Houston, Texas 77060.

The percentages are based on (i) 125,406,354 shares of Grant Prideco common stock issued and outstanding on January 21, 2008 and (ii) 356,882,160 shares of National Oilwell Varco common stock issued and outstanding as of January 22, 2008.

National Oilwell Varco

	Amount and Nature of Beneficial Ownership(1)
		Outstanding Options
	Number of Shares of	Exercisable Within
Name of Beneficial Owner	Common Stock Owned	60 Days	Percent of Class

Greg L. Armstrong	5,230	20,666	*
Robert E. Beauchamp	4,586	15,666	*
Robert Blanchard	25,000	53,790	*
Ben A. Guill	24,200	20,666	*
David D. Harrison	7,886	35,666	*
Roger L. Jarvis	2,624	60,666	*
Eric L. Mattson	18,706	54,116	*
Merrill A. Miller, Jr.	410,178	100,000	*
Mark A. Reese	22,500	50,000	*
Dwight W. Rettig	22,500	70,000	*
Jeffery A. Smisek	16,164	12,008	*
Clay C. Williams	73,246	193,388	*
All Directors and Officers as a group (12 persons)	632,820	686,632	*
FMR Corp.(2)	49,246,234	—	13.8%

*	Represents less than 1%.

(1)	Includes shares deemed held by executive officers and directors in National Oilwell Varco’s 401(k) plans and deferred compensation plans.

(2)	Based on shares owned as of December 31, 2006, as reflected in Amendment No. 8 to Schedule 13G filed with the SEC on February 14, 2007. Note that the following share numbers have been adjusted to reflect the two-for-

one stock split effected as a 100% stock dividend paid on September 28, 2007 to National Oilwell Varco’s stockholders of record as of September 7, 2007. Fidelity Management & Research Company (“Fidelity”), a wholly owned subsidiary of FMR Corp. (“FMR”), is the beneficial owner of 48,261,430 shares as a result of acting as investment adviser to various investment companies (the “Funds”). Edward C. Johnson 3d and FMR Corp., through its control of Fidelity, and the Funds each has sole power to dispose of the 48,261,430 shares owned by the Funds. Members of the family of Edward C. Johnson 3d, Chairman of FMR Corp., are the predominant owners, directly or through trusts, of Series B shares of common stock of FMR, representing 49% of the voting power of FMR. The Johnson family group and all other Series B Shareholders have entered into a shareholders’ voting agreement under which all Series B shares will be voted in accordance with the majority vote of Series B Shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. Neither FMR nor Edward C. Johnson 3d has the sole power to vote or direct the voting of the shares owned directly by the Funds, which power resides with the Funds’ Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds’ Boards of Trustees. Fidelity Management Trust Company (“FMTC”), a wholly-owned subsidiary of FMR, is the beneficial owner of 32,000 shares as a result of its serving as investment manager of the institutional account(s). Edward C. Johnson 3d and FMR, through its control of FMTC, each has sole dispositive power over 32,000 shares and sole power to vote or to direct the voting of 32,000 shares owned by the institutional account(s). Strategic Advisers, Inc., a wholly owned subsidiary of FMR, provides investment advisory services to individuals. As such, FMR’s beneficial ownership includes 13,230 shares beneficially owned through Strategic Advisers, Inc. Pyramis Global Advisors, LLC (“PGALLC”), an indirect wholly-owned subsidiary of FMR, is the beneficial owner of 28,000 shares as a result of its serving as investment adviser to institutional accounts, non-U.S. mutual funds or investment companies registered under Section 8 of the Investment Company Act of 1940 owning such shares. Edward C. Johnson 3d and FMR, through its control of PGALLC, each has sole dispositive power over 28,000 shares and sole power to vote or to direct the voting of 28,000 shares owned by the institutional accounts or funds advised by PGALLC. Pyramis Global Advisors Trust Company (“PGATC”), an indirect wholly owned subsidiary of FMR, is the beneficial owner of 391,574 shares as a result of its serving as investment manager of institutional accounts owning such shares. Edward C. Johnson 3d and FMR, through its control of PGATC, each has sole dispositive power over 391,574 shares and sole power to vote or to direct the voting of 391,574 shares owned by the institutional accounts managed by PGATC. Fidelity International Limited and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. Fidelity International Limited is the beneficial owner of 520,000 shares.

Grant Prideco

	Amount
	and Nature
	of Beneficial	Percent
Name of Beneficial Owner	Ownership(1)(2)	of Class

Michael McShane	616,699	*

David L. Butters(3)	155,663	*

Eliot M. Fried	110,301	*

Gordon T. Hall	3,875	*

Dennis R. Hendrix	32,783	*

Harold E. Layman	70,691	*

Robert K. Moses, Jr.	209,042	*

Joseph E. Reid	65,308	*

David A. Trice	50,131	*

David R. Black	144,731	*

Philip A. Choyce	80,604	*

John D. Deane	99,979	*

Matthew D. Fitzgerald	208,357	*

Executive Officers and Directors as a group (consisting of 16 persons)	1,982,030	1.6%

ClearBridge Advisors, LLC(4)	14,389,742	11.5%

T. Rowe Price Associates, Inc.(5)	6,594,723	5.3%

*	Less than 1%.

(1)	Includes shares of restricted stock that are subject to vesting requirements.

(2)	Under the regulations of the Securities and Exchange Commission, shares are deemed to be “beneficially owned” by a person if he directly or indirectly has or shares the power to vote or dispose of, or to direct the voting or disposition of, such shares, whether or not he has any pecuniary interest in such shares, or if he has the right to acquire the power to vote or dispose of such shares within 60 days, including any right to acquire such power through the exercise of any option, warrant or right. Accordingly, the shares above include shares of common stock that can be acquired through stock options exercisable on or prior to March 24, 2008 and rights to acquire shares under the Company’s deferred compensation arrangements as of December 31, 2007. The shares above exclude options and deferred compensation vesting after March 24, 2008. The shares beneficially owned by (i) Mr. McShane include 58,916 shares, (ii) Mr. Butters include 62,801 shares, (iii) Mr. Fried include 64,301 shares, (iv) Mr. Hendrix include 21,783 shares, (v) Mr. Layman include 62,691 shares, (vi) Mr. Moses include 3,042 shares, (vii) Mr. Reid include 56,808 shares, (viii) Mr. Trice include 42,131 shares, (ix) Mr. Black include 18,320 shares, (x) Mr. Choyce include 29,932 shares, (xi) Mr. Deane include 20,203 shares, (xii) Mr. Fitzgerald include 91,002 shares and (xiii) the executive officers and directors as a group include 588,059 shares, that may be acquired by such persons within 60 days through the exercise of stock options or deferred compensation arrangements.

(3)	Includes 26,772 shares held by his wife, for which he disclaims beneficial ownership, and 14,388 shares held in trusts for his children for which Mr. Butters is the custodian, having voting and dispositive power. Reportings do not include holdings by Lehman Brothers for which Mr. Butters does not have a beneficial interest or voting or dispositive control.

(4)	Represents a group consisting of ClearBridge Advisors, LLC (“CAL”), ClearBridge Asset Management, Inc. (“CAM”), and Smith Barney Fund Management LLC (“Smith Barney”). Within this group, CAL beneficially owns 13,553,493 shares, CAM beneficially owns 588,849 shares, and Smith Barney beneficially owns 247,400 shares. The address for ClearBridge Advisors, LLC is 399 Park Avenue, New York, New York 10022.

(5)	These securities are owned by various individual and institutional investors which T. Rowe Price Associates, Inc. (“Price Associates”) serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. The address for Price Associates is 100 East Pratt Street, Baltimore, Maryland 21202.

COMPARISON OF THE RIGHTS OF STOCKHOLDERS OF
NATIONAL OILWELL VARCO AND GRANT PRIDECO

The rights of stockholders of Grant Prideco are currently governed by Delaware law, the amended and restated certificate of incorporation of Grant Prideco and the amended and restated bylaws of Grant Prideco. Upon completion of the merger, stockholders of Grant Prideco will become stockholders of National Oilwell Varco and their rights as stockholders of National Oilwell Varco will be governed by Delaware law, the amended and restated certificate of incorporation of National Oilwell Varco and the amended and restated bylaws of National Oilwell Varco, all of which may be amended in the future.

The following describes the material differences between the rights of stockholders of Grant Prideco and the rights of stockholders of National Oilwell Varco. It is not a complete summary of the provisions affecting, and the differences between, the rights of stockholders of Grant Prideco and the rights of stockholders of National Oilwell Varco. The identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. The summary is qualified in its entirety by reference to the Delaware General Corporation Law; the amended and restated certificate of incorporation of Grant Prideco; the amended and restated bylaws of Grant Prideco; the amended and restated certificate of incorporation of National Oilwell Varco; and the amended and restated bylaws of National Oilwell Varco.

Authorized Capital Stock

National Oilwell Varco	Grant Prideco

The authorized capital stock of National Oilwell Varco consists of 500 million shares of common stock, par value $0.01 per share, and 10 million shares of preferred stock, par value $0.01 per share.	The authorized capital stock of Grant Prideco consists of 300 million shares of common stock, par value $0.01 per share, and 10 million shares of preferred stock, par value $0.01 per share.

Size of Board of Directors

National Oilwell Varco	Grant Prideco

National Oilwell Varco’s board of directors has eight members. National Oilwell Varco’s amended and restated certificate of incorporation does not fix the number of directors outside of stating that the number of directors will not be less than three, but does provide that the actual number of directors may be fixed exclusively by the board of directors through a resolution adopted by a majority of the entire board.	Grant Prideco’s board of directors has nine members. Grant Prideco’s amended and restated certificate of incorporation and bylaws provide for no fixed, minimum, or maximum number of directors, but the bylaws permit the number of directors to be increased or decreased by a vote of at least two-thirds of the directors then in office.

Cumulative Voting

National Oilwell Varco	Grant Prideco

Stockholders of National Oilwell Varco are not entitled to cumulative voting.	Stockholders of Grant Prideco are not entitled to cumulative voting.

Classes of Directors

National Oilwell Varco	Grant Prideco

National Oilwell Varco’s amended and restated certificate of incorporation provides that its board of directors is divided into three classes, as equally in numbers as possible, with each class being elected to a staggered three-year term.	Neither Grant Prideco’s amended and restated certificate of incorporation nor its amended and restated bylaws provide for a classified board of directors. Grant Prideco’s bylaws provide for directors to be elected annually.

Removal of Directors

National Oilwell Varco	Grant Prideco

National Oilwell Varco’s amended and restated certificate of incorporation provides that a director may be removed only for cause and only by an affirmative vote of the holders of at least 80% of the outstanding shares of the classes or series of stock then entitled to be voted at an election of directors, voting together as a single class and cast either at the annual meeting of stockholders or at a special meeting of stockholders called by a majority of the entire board of directors for such purpose.	Grant Prideco’s amended and restated bylaws provide that a director may be removed from office with or without cause by a vote of the holders of a majority of shares of Grant Prideco’s stock entitled to vote in an election of directors, or with cause by a majority of the directors then in office to the extent permitted by law. If removal is for cause, the director being removed must receive reasonable notice and be afforded the opportunity to be heard before the body proposing his or her removal.

Vacancies on the Board of Directors

National Oilwell Varco	Grant Prideco

National Oilwell Varco’s amended and restated certificate of incorporation provides that vacancies in the board of directors, whether due to death, resignation, retirement, disqualification, removal from office or other cause and newly created directorships resulting from any increase in the authorized number of directors, may be filled by the affirmative vote of a majority of the remaining directors designated to represent the same classes of stockholders as that of the vacant position once filled (even if less than a quorum).	Grant Prideco’s amended and restated bylaws provide that any vacancy on the board of directors, including those resulting from an increase in the number of directors, may be filled by a vote of the majority of the remaining directors or as otherwise provided by law.

Action by Written Consent

National Oilwell Varco	Grant Prideco

Under Delaware law, unless the certificate of incorporation provides otherwise, any stockholder action may be taken without a meeting if consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes which would be necessary to authorize or take the action at a meeting at which all shares entitled to vote were present and voted. National Oilwell Varco’s amended and restated certificate of incorporation specifically prohibits common stockholders from taking action by written consent and thus any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting of stockholders.	In line with Delaware law, Grant Prideco’s amended and restated bylaws provide that any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote as long as a written consent setting forth such action has been signed by holders of outstanding stock having at least the minimum number of votes needed to authorize or to take such action at a meeting in which all shares entitled to vote on the action were present and voted. If such written consent is less than unanimous, prompt notice of the corporate action to be taken must be given stockholders who did not consent in writing.
National Oilwell Varco’s amended and restated bylaws permit the board of directors of National Oilwell Varco to take any action required or permitted to be taken at any meeting of the board by means of a unanimous written consent as long as such consent is filed with the board’s minutes of its proceedings.	Grant Prideco’s amended and restated bylaws permit any action required or permitted to be taken at a meeting of the board of directors to be taken without such a meeting if all members of the board consent in writing and such writing is filed with the board’s minutes of its meetings.

Amendments to Certificate of Incorporation

National Oilwell Varco	Grant Prideco

Under Delaware law, a proposed amendment to the certificate of incorporation requires a resolution adopted by the board of directors and, unless otherwise provided in the certificate of incorporation, the affirmative vote of the holders of a majority of the outstanding stock entitled to vote thereon and (if applicable) the affirmative vote of the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class. National Oilwell Varco’s amended and restated certificate of incorporation provides that the certificate of incorporation may be amended, changed or repealed in the manner prescribed by law, except that:

•   any amendment related to capital stock requires prior written consent of the holders of a majority of the then outstanding common shares voting as a single class, and if such amendment adversely affects the powers, preferences or special rights of any class of common stock, also requires the prior consent of the holders of a majority of the then outstanding shares of such affected class of common stock, voting as single class;

•   any amendment related to the provisions dealing with the composition of the board, bylaw amendments and certain stockholders actions requires approval of at least 80% of the outstanding shares of stock entitled to be voted in an election of directors, voting together as a single class; and

•   any amendment or repeal of the provision providing for elimination of certain personal liability of directors to National Oilwell Varco or its stockholders shall be prospective only and shall not operate to eliminate or reduce the effect of this provision in any matter or cause of action, suit or claim that would accrue or arise absent the provision.
Grant Prideco’s amended and restated certificate of incorporation expressly reserves the general right of the corporation to amend, alter, change or repeal any provision in the certificate of incorporation as prescribed under Delaware law (requiring a majority vote of Grant Prideco’s outstanding common stock entitled to vote on the change, and if applicable, a majority of the outstanding common stock in any class of stock entitled to a class vote, in order to adopt the amendment). However, the vote of 66 2/3% of the voting power of all shares entitled to vote in the election of directors, voting together as a single class, is required to amend the provisions of the certificate of incorporation dealing with liability and indemnification of directors of Grant Prideco, and any such amendment shall be prospective only.

Amendments to Bylaws

National Oilwell Varco	Grant Prideco

National Oilwell Varco’s amended and restated certificate of incorporation permits bylaws to be altered, repealed or adopted at an annual or special meeting of stockholders if notice of such a proposal for change is contained in the notice for the annual or special meeting of stockholders and such change receives the affirmative vote of a majority of the stock issued, outstanding and entitled to vote, voting together as a single class. The bylaws may also be altered, repealed and adopted if there is notice of such a proposal for change contained in the notice of a regular or special meeting of the board of directors accompanied by the affirmative vote of a majority of the members of the board present at such meeting (without any stockholder action).	As permitted by Delaware law, Grant Prideco’s amended and restated certificate of incorporation provides Grant Prideco’s board of directors with the power to adopt, amend or repeal Grant Prideco’s bylaws. Under Delaware law, the stockholders also have the power to adopt, amend or repeal the bylaws. In addition to requirements of law, provisions of the amended and restated certificate of incorporation and bylaws and certain resolutions of the board of directors adopted pursuant to the article dealing with the capital stock of Grant Prideco in the amended and restated certificate of incorporation, the amended and restated certificate of incorporation requires an affirmative vote of the holders of at least 80% of the combined voting power of the then outstanding shares of stock of all classes and series of stock entitling holders to vote generally in the election of directors in order for the stockholders to adopt, amend, alter or repeal bylaws.

Special Meeting of Stockholders

National Oilwell Varco	Grant Prideco

As permitted by Delaware law, National Oilwell Varco’s amended and restated certificate of incorporation and bylaws provide that special meetings of the stockholders may be called only by:

•   the chairman of the board of directors;

•   the president; or

•   the board of directors pursuant to a resolution approved by a majority of the members of the board then in office.
As permitted by Delaware law, Grant Prideco’s amended and restated bylaws provide that special meetings of the stockholders may only be called by the chairman of the board or the board of directors. At any special meeting, the only business that may be conducted is that which was provided for in the resolution(s) calling the special meeting, or in the absence of such resolution(s), that which was provided in the notice to stockholders of the special meeting.

Vote on Extraordinary Corporate Transactions

National Oilwell Varco	Grant Prideco

Under Delaware law, a sale or other disposition of all or substantially all of a corporation’s assets, a merger or consolidation of a corporation with another corporation or a dissolution of a corporation requires the affirmative vote of the corporation’s board of directors (except in limited circumstances) plus, with limited exceptions, the affirmative vote of a majority of the outstanding stock entitled to vote on the transaction.	Stockholders of Grant Prideco are subject to the same Delaware law provision.

Inspection of Documents

National Oilwell Varco	Grant Prideco

Delaware law allows any stockholder the right to inspect for any proper purpose the corporation’s stock ledger, a list of its stockholders and its other books and records, and to make copies or extracts from those documents. A proper purpose means a purpose reasonably related to the person’s interest as a stockholder.	Stockholders of Grant Prideco are subject to the same Delaware law provisions.

State Anti-Takeover Statutes

National Oilwell Varco	Grant Prideco

Delaware law generally prohibits public corporations from engaging in significant business transactions, including mergers, with a holder of 15% or more of the corporation’s outstanding voting stock (thus becoming an “interested stockholder”) for a period of three years after the holder attains that ownership level, unless:	Stockholders of Grant Prideco are subject to the same Delaware law provisions.
•   prior to the time when the stockholder became an interested stockholder, the board approved either the significant business transaction in question or the transaction that resulted in the stockholder becoming an interested stockholder based on its direct or indirect ownership of 15% of the corporation’s outstanding voting stock;

• when the interested stockholder meets or exceeds the 15% threshold, it was the holder of at least 85% of the outstanding shares not held by certain affiliates, such as pursuant to a tender offer; or
•   the transaction is approved by the board of directors and the holders of at least two-thirds of the corporation’s shares entitled to vote thereon, excluding the shares held by the interested stockholder, at a meeting of stockholders. Delaware law permits this vote to occur at or after the interested stockholder’s share acquisition date.

Stockholder Rights Plan

National Oilwell Varco	Grant Prideco

National Oilwell Varco does not have a stockholder rights plan.	Grant Prideco does not have a stockholder rights plan.

Special Voting Stock

National Oilwell Varco	Grant Prideco

National Oilwell Varco does not have special voting stock.	Grant Prideco does not have special voting stock.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined financial statements have been prepared assuming the merger of National Oilwell Varco and Grant Prideco is accounted for as a purchase under U.S. generally accepted accounting principles, and are based on the historical consolidated financial statements of each company which include, in the opinion of management of both companies, all adjustments necessary to present fairly the results for such periods. The unaudited pro forma condensed combined financial statements reflect (i) the classification of three of the four business units within Grant Prideco’s Tubular Technology and Services segment as discontinued operations and (ii) the pending disposition of those three business units as further discussed in Note F to the Unaudited Pro Forma Condensed Combined Financial Statements. The disposition is expected to close in the first quarter of 2008 subject to customary closing conditions, including regulatory approval. However, there can be no assurance the pending disposition will be completed prior to the closing of the merger or at all. The Pro Forma Financial Statements do not reflect cost savings that may result from the merger. The following unaudited pro forma condensed combined balance sheet as of September 30, 2007, and unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2007 and the year ended December 31, 2006, should be read in conjunction with the historical financial statements of National Oilwell Varco and Grant Prideco and the related notes which are incorporated by reference into this document. The unaudited pro forma condensed combined balance sheet was prepared as if the merger occurred on September 30, 2007 and the unaudited pro forma condensed income statements were prepared as if the merger occurred at the beginning of each period presented.

The unaudited pro forma condensed combined financial statements are not necessarily indicative of results of operations or financial position that would have occurred had the merger been consummated earlier, nor are they necessarily indicative of future results.

National Oilwell Varco estimates that it will incur fees and expenses totaling approximately $110 million in connection with acquisition of Grant Prideco, and it has included these costs in calculating the purchase price. After the acquisition is completed, National Oilwell Varco expects to incur additional charges and expenses relating to restructuring overhead functions and certain operations. The amount of these charges has not yet been determined. In addition, the pro forma information assumes a write-up in inventory to fair market value of $112.7 million. National Oilwell Varco expects that the majority of this write-up will flow out to costs of goods sold during the 12-month period following the closing date of the acquisition. The allocation of purchase price to the assets and liabilities of Grant Prideco is subject to change based on the final valuation by National Oilwell Varco’s independent third-party valuation firm.

National Oilwell Varco, Inc. and Grant Prideco, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet
(In millions)

	September 30, 2007
	Historical
	National	Grant Prideco,			Pro Forma
	Oilwell Varco	As Adjusted (F)	Adjustments		Combined

ASSETS
Current assets:
			$(3,032.4	) (A)
Cash and cash equivalents	$1,486.0	$780.6	1,465.8	(B)	$700.0
Receivables, net	2,154.2	388.7	(10.4	) (D)	2,532.5
Inventories, net	2,252.1	488.2	112.7	(A)	2,853.0
Costs in excess of billings	493.4	—	—		493.4
Prepaid and other current assets	447.1	64.1	—		511.2

Total current assets	6,832.8	1,721.6	(1,464.3)		7,090.1

Property, plant and equipment, net	1,163.8	310.8	157.0	(A)	1,631.6
Goodwill	2,448.5	454.2	2,202.3	(A)	5,105.0
Intangibles, net	775.2	83.3	3,501.7	(A)	4,360.2
Investment in unconsolidated affiliate	—	96.9	203.0	(A)	299.9
Other assets	125.5	24.4	—		149.9

Total assets	$11,345.8	$2,691.2	$4,599.7		$18,636.7

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$108.4	$3.4	$—		$111.8
Accounts payable	605.9	136.7	(10.4	) (D)	732.2
Billings in excess of costs	1,102.9	—	—		1,102.9
Accrued income taxes	127.9	28.9	—		156.8
Other accrued liabilities	1,699.8	97.0	—		1,796.8

Total current liabilities	3,644.9	266.0	(10.4)		3,900.5

Long-term debt	737.8	201.9	1,465.8	(B)	2,405.5
Deferred income taxes	495.0	96.2	1,026.7	(A)	1,617.9
Other liabilities	71.5	27.2	—		98.7

Total liabilities	4,949.2	591.3	2,482.1		8,022.6

Minority interest	49.7	18.2	—		67.9

Commitments and contingencies

Stockholders’ equity:
			(1.3	) (A)
Common stock	3.6	1.3	0.6	(A)	4.2
			(738.7	) (A)
Additional paid-in-capital	3,597.9	738.7	4,198.7	(A)	7,796.6
Retained earnings	2,468.9	1,605.7	(1,605.7	) (A)	2,468.9
Treasury stock	—	(284.7)	284.7	(A)	—
Deferred stock-based compensation	—	10.4	(10.4	) (A)	—
Accumulated other comprehensive income	276.5	10.3	(10.3	) (A)	276.5

Total stockholders’ equity	6,346.9	2,081.7	2,117.6		10,546.2

Total liabilities and stockholders’ equity	$11,345.8	$2,691.2	$4,599.7		$18,636.7

NATIONAL OILWELL VARCO, INC. AND GRANT PRIDECO, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
(In millions, except per share data)

	Nine Months Ended September 30, 2007
	Historical
	National	Grant Prideco,			Pro Forma
	Oilwell Varco	As Adjusted(F)	Adjustments		Combined

Revenues	$7,130.1	$1,403.2	$(38	.5)(D)	$8,494.8
			142	.6 (C)
Cost of products and services sold	5,091.0	713.6	(38	.5)(D)	5,908.7

Gross profit	2,039.1	689.6	(142.6)		2,586.1
Selling, general and administrative	569.4	251.7	—		821.1

Operating profit	1,469.7	437.9	(142.6)		1,765.0
Interest and financial costs	(36.9)	(11.3)	(65	.9)(B)	(114.1)
Other income (expense), net	29.8	(0.6)	—		29.2
Equity income in unconsolidated affiliate	—	98.9	—		98.9

Income from continuing operations before income taxes and minority interest	1,462.6	524.9	(208.5)		1,779.0
			(22	.4)(B)
Provision for income taxes	490.5	155.2	(48	.5)(C)	574.8

Income from continuing operations before minority interest	972.1	369.7	(137.6)		1,204.2
Minority interest in income of consolidated subsidiaries	11.7	7.5	—		19.2

Income from continuing operations	$960.4	$362.2	$(137.6)		$1,185.0

Income from continuing operations per share:
Basic	$2.71	$2.82			$2.89

Diluted	$2.71	$2.78			$2.88

Weighted average shares outstanding:
			(128	.4)(A)
Basic	353.9	128.4	56	.3 (A)	410.2

			1	.1 (E)
			(130	.2)(A)
Dilutive	354.4	130.2	56	.3 (A)	411.8

NATIONAL OILWELL VARCO, INC. AND GRANT PRIDECO, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
(In millions, except per share data)

	Year Ended December 31, 2006
	Historical
	National	Grant Prideco,			Pro Forma
	Oilwell Varco	As Adjusted (F)	Adjustments		Combined

Revenues	$7,025.8	$1,550.3	$(38.4	)(D)	$8,537.7
			199.7	(C)
Cost of products and services sold	5,265.2	794.9	(38.4	)(D)	6,221.4

Gross profit	1,760.6	755.4	(199.7)		2,316.3
Selling, general and administrative	649.5	284.7	—		934.2

Operating profit	1,111.1	470.7	(199.7)		1,382.1
Interest and financial costs	(48.7)	(16.0)	(87.9	)(B)	(152.6)
Other income (expense), net	(13.2)	(3.8)	—		(17.0)
Equity income in unconsolidated affiliate	—	125.6	—		125.6

Income from continuing operations before income taxes and minority interest	1,049.2	576.5	(287.6)		1,338.1
			(29.9	)(B)
Provision for income taxes	355.7	162.0	(67.9	)(C)	419.9

Income from continuing operations before minority interest	693.5	414.5	(189.8)		918.2
Minority interest in income of consolidated subsidiaries	9.5	10.4	—		19.9

Income from continuing operations	$684.0	$404.1	$(189.8)		$898.3

Income from continuing operations per share:
Basic	$1.95	$3.10			$2.21

Diluted	$1.93	$3.05			$2.19

Weighted average shares outstanding(1):
			(130.5	)(A)
Basic	350.4	130.5	56.3	(A)	406.7

			1.1	(E)
			(132.7	)(A)
Dilutive	353.6	132.7	56.3	(A)	411.0

(1)	The National Oilwell Varco weighted average shares outstanding reflect a two-for-one stock split effected as a stock dividend in September 2007.

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS

(A)	To record the issuance of: (i) 56,293,781 shares of National Oilwell Varco common stock, at an assumed market price of $72.74 per share, and an assumed cash payment of $2,903.5 million to acquire all of the 125,152,915 outstanding shares of Grant Prideco common stock at December 12, 2007 at the agreed exchange ratio of 0.4498 per share plus cash paid per outstanding Grant Prideco share of $23.20 per share; and (ii) options to purchase 1,708,919 shares of National Oilwell Varco common stock at an average price of $27.19 per share, in exchange for all of the outstanding options to purchase shares of Grant Prideco common stock at an average price of $20.89 per share. This also reflects the exchange of 365,971 shares of National Oilwell Varco common stock, at an assumed market price of $72.74 per share, and cash of $18.9 million in exchange for outstanding Grant Prideco restricted stock awards. The estimated initial transaction costs of $110.0 million include one-time professional and advisory fees, and change of control costs. The following table summarizes the estimated purchase price (in millions).

	Estimated		Estimated
	Non-Cash Fair Value	Estimated	Total
	of NOV Stock and	Cash to	Purchase
	Options to be Issued	be Paid	Price

Outstanding Grant Prideco Stock	$4,094.8	$2,903.5	$6,998.3
Fair Value of Grant Prideco Options	77.9	—	77.9
Outstanding Grant Prideco Restricted Stock	26.6	18.9	45.5
Estimated Initial Transaction Costs	—	110.0	110.0

Total Purchase Price	$4,199.3	$3,032.4	$7,231.7

Based on preliminary independent valuation estimates, the transaction is assumed to result in the write up of Grant Prideco’s inventory by $112.7 million and fixed assets by $157.0 million, the identification of additional Grant Prideco intangible assets of $3,501.7 million, the write up of other assets of $203.0 million, and related deferred taxes of $1,026.6 million. The identified intangibles include patents, customer relationships and tradenames, with lives ranging from 10 to 30 years, except for the Reed Hycalog and Grant Prideco tradenames, valued at $752.0 million, which are considered indefinite lived. The asset and liability valuations and estimated lives used to calculate the depreciation and amortization identified in (C) below are preliminary and are subject to change based on the final valuation by National Oilwell Varco’s independent valuation experts. The excess of the purchase price over the net assets acquired of $2,656.5 million is included in goodwill.

(B)	To record estimated debt issued of $1,465.8 million and related cash proceeds as a result of the transaction and to reflect cash balance required to meet working capital needs. The related interest costs on the incremental debt is $65.9 million and $87.9 million for the nine months ended September 30, 2007 and year ended December 31, 2006, respectively, calculated at an estimated annual interest rate of 6.0%. The pro forma tax benefit on the additional estimated interest costs is $22.4 million and $29.9 million for the nine months ended September 30, 2007 and year ended December 31, 2006, respectively, calculated at an estimated tax rate of 34%.

(C)	To record the increased depreciation and amortization expense of $142.6 million and $199.7 million for the nine months ended September 30, 2007 and year ended December 31, 2006, respectively, associated with the write up of fixed assets and identified intangibles, as noted in (A) above. The pro forma tax benefit on the additional depreciation and amortization costs is $48.5 million and $67.9 million for the nine months ended September 30, 2007 and year ended December 31, 2006, respectively, calculated at an estimated tax rate of 34%.

(D)	To eliminate (i) revenue and costs of goods sold of $38.5 million and $38.4 million for the nine months ended September 30, 2007 and year ended December 31, 2006, respectively, associated with sales between National Oilwell Varco and Grant Prideco on the Pro Forma Statement of Operations and (ii) accounts receivable and accounts payable balances of $10.4 million between National Oilwell Varco and Grant Prideco on the Pro Forma Balance Sheet at September 30, 2007.

(E)	To record additional dilution of 1,119,416 National Oilwell Varco shares related to the estimated exchange of the Grant Prideco stock options and restricted stock awards pursuant to the merger agreement.

(F)	The Grant Prideco As Adjusted financial statements include the historical consolidated financial statements of Grant Prideco, adjusted to exclude historical balances of certain businesses in the Tubular Technology and Services segment that are currently held for sale and are expected to be divested prior to the close of the merger. Atlas Bradford Premium Connections and Services, Tube-Alloy Accessories, and TCA Premium Casing are being sold pursuant to an October 2007 purchase and sale agreement between Grant Prideco and Vallourec S.A. and Vallourec & Mannesmann Holdings, Inc. (collectivity referred to as “Vallourec”). In addition to the businesses being sold to Vallourec above, certain businesses within the Tubular Technology and Services segment (located in Canada and Venezuela) are being otherwise sold or discontinued by Grant Prideco. The related historical balances for all of the businesses not expected to be acquired by National Oilwell Varco have been excluded in the Grant Prideco As Adjusted Statement of Operations and the As Adjusted Balance Sheet. In addition, the Grant Prideco As Adjusted Balance Sheet has been adjusted to reflect the sale of the three business units to Vallourec and the estimated net cash proceeds of $538.5 million (net of estimated transaction costs and income taxes) received in that disposition. The As Adjusted Balance Sheet is based on preliminary estimates of transaction costs and net cash proceeds received that could differ following consummation of these transactions. Additionally, there can be no assurance the sales will be completed prior to the closing of the merger or at all. These Grant Prideco As Adjusted Financial Statements are included starting on page 79 of this proxy statement/prospectus.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS —
GRANT PRIDECO AS ADJUSTED FOR TTS SEGMENT DISCONTINUED OPERATIONS

The following unaudited pro forma condensed consolidated financial statements have been prepared to reflect the reclassification of discontinued operations for certain businesses in the Tubular Technology and Services segment that have either been sold subsequent to September 30, 2007, or are planned to be sold or otherwise discontinued. Such discontinued operations include Atlas Bradford Premium Connections and Services, Tube-Alloy Accessories and TCA Premium Casing that are being sold pursuant to an October 2007 purchase and sale agreement between Grant Prideco and Vallourec S.A. and Vallourec & Mannesmann Holdings, Inc. (collectively, referred to as “Vallourec”) for $800.0 million in cash ($538.5 million net of estimated transaction costs and income taxes). In addition to the businesses being sold to Vallourec above, certain other businesses within the Tubular Technology and Services segment (located in Canada and Venezuela) have either been sold subsequent to September 30, 2007, or are planned to be disposed of or are otherwise being discontinued. The following pro forma financial information has been prepared to give effect to all of these dispositions as they are collectively significant to the historical financial statements incorporated by reference into this proxy statement/prospectus.

The unaudited pro forma condensed consolidated balance sheet as of September 30, 2007 gives effect to the discontinued operations as if each disposition had occurred on September 30, 2007. The unaudited pro forma condensed consolidated statements of operations for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2007 gives effect to the discontinued operations as if each disposition had occurred on January 1, 2004, January 1, 2005, January 1, 2006 and January 1, 2007, respectively.

The unaudited pro forma condensed consolidated financial statements are based on the historical consolidated financial statements of Grant Prideco and include all adjustments, which in the opinion of management, are reasonable under the circumstances to present fairly the pro forma results of operations and financial position of the businesses being acquired by National Oilwell Varco in the merger with Grant Prideco.

The unaudited pro forma condensed consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of results of operations or financial position that would have occurred had the transaction been consummated at the beginning of the period presented, nor are they necessarily indicative of future results.

The following unaudited pro forma condensed consolidated financial statements should be read in conjunction with the historical financial statements of Grant Prideco and the related notes which are incorporated by reference into this document.

GRANT PRIDECO, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

As of September 30, 2007
Historical	Grant Prideco,
Grant Prideco	Adjustments (A)	As Adjusted

Current Assets:
Cash and cash equivalents	$240,995	$539,615	(B)	$780,610
Accounts receivable, net	417,836	(29,130)	388,706
Inventories	529,300	(41,107)	488,193
Current deferred tax assets	41,446	(894)	40,552
Other current assets	24,740	(1,178)	23,562

Total Current Assets	1,254,317	467,306	1,721,623

Property, Plant and Equipment, Net	354,683	(43,886)	310,797
Goodwill	527,023	(72,799)	454,224
Other Intangible Assets, Net	84,451	(1,111)	83,340
Investment in Unconsolidated Affiliate	96,881	—	96,881
Other Assets	25,550	(1,190)	24,360

Total Assets	$2,342,905	$348,320	$2,691,225

Current Liabilities:
Short-term borrowings and current
portion of long-term debt	$3,638	$(231)	$3,407
Accounts payable	147,140	(10,433)	136,707
Accrued payroll and benefits	48,494	(1,771)	46,723
Deferred revenues	23,375	(302)	23,073
Income taxes payable	28,850	—	28,850
Other current liabilities	28,772	(1,516)	27,256

Total Current Liabilities	280,269	(14,253)	266,016

Long-Term Debt	203,504	(1,620)	201,884
Deferred Tax Liabilities	103,192	(6,956)	96,236
Other Long-Term Liabilities	27,769	(611)	27,158
Minority Interests	18,189	—	18,189

Commitments and Contingencies

Stockholders’ Equity:
Preferred stock
Common stock	1,347	—	1,347
Capital in excess of par value	736,934	1,775	738,709
Retained earnings	1,235,747	369,985	(C)	1,605,732
Accumulated other comprehensive income	10,292	—	10,292
Treasury stock, at cost	(284,768)	—	(284,768)
Deferred compensation obligation	10,430	—	10,430

Total Stockholders’ Equity	1,709,982	371,760	2,081,742

Total Liabilities and Stockholders’ Equity	$2,342,905	$348,320	$2,691,225

GRANT PRIDECO, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except per share data)

	Nine Months Ended September 30, 2007
	Historical		Grant Prideco,
	Grant Prideco	Adjustments (A)	As Adjusted

Revenues	$1,558,506	$(155,288)	$1,403,218

Operating Expenses:
Cost of sales	814,944	(101,368)	713,576
Sales and marketing	136,237	(4,711)	131,526
General and administrative	96,433	(5,632)	90,801
Research and engineering	30,717	(1,285)	29,432

	1,078,331	(112,996)	965,335
Operating Income	480,175	(42,292)	437,883
Interest Expense	(11,337)	74	(11,263)
Other Expense, Net	(864)	220	(644)
Equity Income in Unconsolidated Affiliate	98,929	—	98,929

Income from Continuing Operations Before Income Taxes and Minority Interest	566,903	(41,998)	524,905
Income Taxes	(168,669)	13,498	(155,171)

Income from Continuing Operations Before Minority Interests	398,234	(28,500)	369,734
Minority Interests	(7,494)	—	(7,494)

Income from Continuing Operations	$390,740	$(28,500)	$362,240

Basic Net Income Per Share:
Income from continuing operations	$3.04		$2.82
Basic Weighted Average Shares Outstanding	128,365		128,365

Diluted Net Income Per Share:
Income from continuing operations	$3.00		$2.78
Diluted Weighted Average Shares Outstanding	130,154		130,154

GRANT PRIDECO, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31, 2006
	Historical		Grant Prideco,
	Grant Prideco	Adjustments(A)	As Adjusted

Income:
Revenues	$1,815,693	$(285,434)	$1,530,259
License and royalty income	20,000	—	20,000

	1,835,693	(285,434)	1,550,259
Operating Expenses:
Cost of sales	970,255	(175,362)	794,893
Sales and marketing	158,411	(6,220)	152,191
General and administrative	111,426	(8,648)	102,778
Research and engineering	35,123	(1,550)	33,573
Other operating items	(3,900)	—	(3,900)

	1,271,315	(191,780)	1,079,535
Operating Income	564,378	(93,654)	470,724

Interest Expense	(16,131)	110	(16,021)
Other Expense, Net	(3,684)	(119)	(3,803)
Equity Income in Unconsolidated Affiliate	125,597	—	125,597

Income from Continuing Operations Before Income Taxes and Minority Interest	670,160	(93,663)	576,497
Income Taxes	(195,215)	33,184	(162,031)

Income from Continuing Operations Before Minority Interests	474,945	(60,479)	414,466
Minority Interests	(10,361)	—	(10,361)

Income from Continuing Operations	$464,584	$(60,479)	$404,105

Basic Net Income Per Share:
Income from continuing operations	$3.56		$3.10
Basic Weighted Average Shares Outstanding	130,510		130,510

Diluted Net Income Per Share:
Income from continuing operations	$3.50		$3.05
Diluted Weighted Average Shares Outstanding	132,674		132,674

GRANT PRIDECO, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31, 2005
	Historical		Grant Prideco,
	Grant Prideco	Adjustments (A)	As Adjusted

Revenues	$1,349,997	$(260,731)	$1,089,266

Operating Expenses:
Cost of sales	776,486	(166,052)	610,434
Sales and marketing	137,133	(6,496)	130,637
General and administrative	99,732	(9,168)	90,564
Research and engineering	25,693	(1,991)	23,702

	1,039,044	(183,707)	855,337

Operating Income	310,953	(77,024)	233,929

Interest Expense	(29,148)	267	(28,881)
Other Expense, Net	5,655	1,381	7,036
Equity Income in Unconsolidated Affiliates	58,259	—	58,259
Refinancing Charges	(57,086)	—	(57,086)

Income from Continuing Operations Before Income Taxes and Minority Interest	288,633	(75,376)	213,257
Income Taxes	(89,680)	25,923	(63,757)

Income from Continuing Operations Before Minority Interests	198,953	(49,453)	149,500
Minority Interests	(9,949)	—	(9,949)

Income from Continuing Operations	$189,004	$(49,453)	$139,551

Basic Net Income Per Share:
Income from continuing operations	$1.49		$1.10
Basic Weighted Average Shares Outstanding	127,236		127,236

Diluted Net Income Per Share:
Income from continuing operations	$1.45		$1.07
Diluted Weighted Average Shares Outstanding	130,467		130,467

GRANT PRIDECO, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31, 2004
	Historical		Grant Prideco,
	Grant Prideco	Adjustments(A)	As Adjusted

Revenues	$945,643	$(180,227)	$765,416

Operating Expenses:
Cost of sales	560,807	(138,716)	422,091
Sales and marketing	128,585	(6,787)	121,798
General and administrative	85,071	(8,381)	76,690
Research and engineering	20,473	(2,286)	18,187
Other Charges	9,035	(3,725)	5,310

	803,971	(159,895)	644,076

Operating Income	141,672	(20,332)	121,340

Interest Expense	(41,889)	372	(41,517)
Other Income (Expense), Net	398	(720)	(322)
Equity Income in Unconsolidated Affiliates	4,600	—	4,600

Income from Continuing Operations Before Income Taxes and Minority Interest	104,781	(20,680)	84,101
Income Taxes	(34,745)	6,736	(28,009)

Income from Continuing Operations Before Minority Interests	70,036	(13,944)	56,092
Minority Interests	(5,243)	—	(5,243)

Income from Continuing Operations	$64,793	$(13,944)	$50,849

Basic Net Income Per Share
Income from continuing operations	$0.53		$0.41
Basic Weighted Average Shares Outstanding	123,325		123,325

Diluted Net Income Per Share
Income from continuing operations	$0.51		$0.40
Diluted Weighted Average Shares Outstanding	126,091		126,091

(A)	Represents adjustments to reflect the historical balances of certain businesses in the Tubular Technology and Services segment that have either been sold subsequent to September 30, 2007, or are planned to be sold or otherwise discontinued. Atlas Bradford Premium Connections and Services, Tube-Alloy Accessories and TCA Premium Casing are being sold pursuant to an October 2007 purchase and sale agreement between Grant Prideco and Vallourec S.A. and Vallourec & Mannesmann Holdings, Inc. (collectively, referred to as “Vallourec”). In addition to the businesses being sold to Vallourec above, certain businesses within the Tubular Technology and Services segment (located in Canada and Venezuela) are being otherwise sold or discontinued by Grant Prideco. The related historical balances for these businesses have been eliminated in the Pro Forma Condensed Consolidated Balance Sheet and Pro Forma Condensed Consolidated Statements of Operations for all periods presented. In addition, the Condensed Consolidated Balance Sheet has been adjusted to reflect the disposition of the three business units to Vallourec and the estimated net cash proceeds received in the disposition.

(B)	Adjustment reflects the estimated cash proceeds of $538.5 million, net of tax, related to the sale of certain Tubular Technology and Services businesses to Vallourec which is based on preliminary estimates of transaction costs of $6.8 million and income taxes of $241.5 million that could differ following the consummation of the transaction, partially offset by cash to be paid of $2.5 million related to debt and certain employee liabilities not being acquired by Vallourec. The adjustment also reflects cash received from the sale of certain assets related to Grant Prideco’s discontinued Canadian operations of $3.6 million, net of tax of $1.7 million.

(C)	Adjustment primarily reflects the estimated gain of $367.0 million, net of tax, on the sale of certain Tubular Technology and Services businesses to Vallourec which is based on preliminary estimates of transaction costs and income taxes that could differ following the consummation of the transaction. The adjustment also reflects a gain of $3.0 million, net of tax, on the sale of certain assets related to Grant Prideco’s discontinued Canadian operations. Additionally, there can be no assurance the sale will be completed prior to the closing of the merger or at all.

DESCRIPTION OF THE CAPITAL STOCK OF NATIONAL OILWELL VARCO

The capital stock of National Oilwell Varco is as summarized below. Such summary is qualified in its entirety by reference to the amended and restated certificate of incorporation of National Oilwell Varco in existence prior to the adoption of the merger agreement, as well as to amendments made to the certificate of incorporation at the time of the merger of National Oilwell and Varco.

The certificate of incorporation of National Oilwell Varco, as amended, currently authorizes 500,000,000 shares of common stock of National Oilwell Varco and 10,000,000 shares of preferred stock of National Oilwell Varco.

Common Stock

There were 356,863,804 shares of the common stock of National Oilwell Varco issued and outstanding as of December 13, 2007. The holders of the common stock of National Oilwell Varco are entitled to one vote per share on all matters voted on by the stockholders, including the election of directors. Holders of the common stock of National Oilwell Varco are not entitled to cumulate their votes in elections of directors. Common stockholders have no preemptive rights or other rights to subscribe for additional shares. Holders of common stock of National Oilwell Varco have an equal and ratable right to receive dividends when, as and if declared by the board of directors out of funds legally available therefor subject only to any payment requirements or other restrictions imposed by any series of preferred stock that may be issued in the future. The transfer agent and registrar for the common stock of National Oilwell Varco is American Stock Transfer and Trust Company.

Preferred Stock

The board of directors of National Oilwell Varco, without any action by National Oilwell Varco’s stockholders, is authorized to issue up to 10,000,000 shares of preferred stock, in one or more series and to determine the voting rights (including the right to vote as a series on particular matters), preferences as to dividends and in liquidation and the conversion and other rights of each such series. There are no shares of preferred stock issued and outstanding.

Certain Anti-Takeover and Other Provisions

The amended and restated certificate of incorporation and bylaws of National Oilwell Varco contain provisions that could have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors of National Oilwell Varco and in the policies formulated by the board of directors and to discourage certain types of transactions which may involve an actual or threatened change of control of National Oilwell Varco. The provisions are designed to reduce the vulnerability of National Oilwell Varco to an unsolicited proposal for a takeover of National Oilwell Varco that does not contemplate the acquisition of all of its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of National Oilwell Varco. The provisions are also intended to discourage certain tactics that may be used in proxy fights. The board of directors believes that, as a general rule, such takeover proposals would not be in the best interest of National Oilwell Varco and its stockholders. Set forth below is a description of such provisions in the amended and restated certificate of incorporation and the bylaws. The description of such provisions set forth below discloses, in the opinion of National Oilwell Varco’s management, all material elements of such provisions, but is intended only as a summary and is qualified in its entirety by reference to the pertinent sections of the amended and restated certificate of incorporation, the amended and restated bylaws and further amendments to both the certificate of incorporation and bylaws of National Oilwell Varco. The board of directors has no current plans to formulate or effect additional measures that could have an anti-takeover effect.

Classified Board of Directors.  The classification of directors has the effect of making it more difficult for stockholders to change the composition of the board of directors. At least two annual meetings of stockholders generally will be required to effect a change in a majority of the board of directors. Such a delay may help ensure that National Oilwell Varco’s directors, if confronted by a stockholder attempting to force a proxy contest, a tender or exchange offer or an extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interests of the stockholders. The classification provisions will apply to every election of directors, however, regardless of whether a change in the composition of the board of directors would be beneficial to National Oilwell Varco and its stockholders and whether a majority of National Oilwell Varco stockholders believes that such a change would be desirable. Pursuant to the amended and restated certificate of incorporation, the provisions relating to the classification of directors may only be amended by the affirmative vote of at least 80% of the then outstanding shares of National Oilwell Varco’s capital stock entitled to vote thereon.

Removal of Directors Only for Cause.  Pursuant to the amended and restated certificate of incorporation, National Oilwell Varco’s directors can be removed from office prior to the expiration of their term of office only for cause and only by the affirmative vote of at least 80% of the then outstanding shares of National Oilwell Varco’s capital stock entitled to vote thereon. Vacancies on the board of directors may be filled only by a majority vote of the remaining directors then in office who are also designated to represent the same class or classes of stockholders that the vacant position is to represent once filled (though less than a quorum), and not by the stockholders.

Number of Directors.  The amended and restated certificate of incorporation provides that the entire board of directors of National Oilwell Varco will consist of not less than three members, the exact number to be set from time to time by resolution of the board of directors. Accordingly, the board of directors, and not the stockholders, has the authority to determine the number of directors and could delay any stockholder from obtaining majority representation on the board of directors by enlarging the board of directors and filling the new vacancies with its own nominees until the next stockholder election.

No Written Consent of Stockholders.  The amended and restated certificate of incorporation also provides that any action required or permitted to be taken by the stockholders of National Oilwell Varco must be taken at a duly called annual or special meeting of stockholders and may not be taken by written consent. In addition, special meetings may only be called by (i) the Chairman of the Board, (ii) the President or (iii) the board of directors pursuant to a resolution adopted by a majority of the then-authorized number of directors.

Certificate of Incorporation and Bylaws.  The amended and restated certificate of incorporation provides that National Oilwell Varco reserves the right to amend, change or repeal provisions of the certificate of incorporation in the manner prescribed by Delaware law. Under Section 242 of the DGCL, amending the certificate of incorporation requires the board of directors to adopt a resolution setting forth the proposed amendment and an affirmative vote of the holders of a majority of the outstanding stock entitled to vote thereon (and if applicable, the affirmative vote of the holders of a majority of the outstanding stock of any class of stock entitled to a class vote). The amended and restated certificate of incorporation sets forth certain deviations from this procedure for amendments aimed at provisions dealing with the following: capital stock (any amendment requires prior written consent of the holders of a majority of the then outstanding common shares voting as a single class, as well as the consent of holders of a majority of any adversely affected class of common stock voting as a single class); directors (any amendment requires approval of at least 80% of the outstanding shares of stock entitled to vote thereon, voting as a single class); or the elimination of personal liability for directors (any amendment is prospective only and shall not operate to eliminate or reduce the effect of the provision eliminating such personal liability of directors). The amended and restated certificate of incorporation of National Oilwell Varco provides that either the majority vote of the board of directors or the holders of the stock issued, outstanding and entitled to vote, voting together as a single class, may adopt, alter, amend or repeal provisions of the bylaws as long as proper notice of such proposed amendment is given to the board or stockholders, respectively, in anticipation of their vote at a board meeting or stockholder meeting.

Business Combinations under Delaware Law.  National Oilwell Varco is subject to Section 203 of the DGCL, which prohibits certain transactions between a Delaware corporation and an interested stockholder, which is defined as a person who, together with any affiliates and/or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate market value equal to 10% or more of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder’s proportionate share ownership in the corporation) between an interested stockholder and a corporation for a period of three years after the date the interested stockholder acquired its stock, unless (i) the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the corporation’s board of directors prior to the date the interested stockholder acquired shares, (ii) the interested stockholder acquired at least 85% of the voting stock of the corporation in the transaction in which it became an interested stockholder or (iii) the business combination is approved by a majority of the board of directors and by the affirmative vote of two-thirds of the votes entitled to be cast by disinterested stockholders at an annual or special meeting.

Preferred Stock.  The amended and restated certificate of incorporation authorizes the board of directors of National Oilwell Varco, without any action by the stockholders of National Oilwell Varco, to issue up to 10,000,000 shares of preferred stock, in one or more series and to determine features of these series such as the voting rights (including the right to vote as a series on particular matters), preferences as to dividends and in liquidation and the conversion and other rights of each such series. Because the terms of the preferred stock may be fixed by the board of directors of National Oilwell Varco without stockholder action, the preferred stock could be issued quickly with terms designed to make more difficult a proposed takeover of National Oilwell Varco or the removal of its management, thus affecting the market price of the common stock of National Oilwell Varco and preventing stockholders from obtaining any premium offered by the potential buyer. The board of directors will make any determination to issue such shares based on its judgment as to the best interests of National Oilwell Varco and its stockholders.

Liability of Officers and Directors — Indemnification

Delaware law authorizes corporations to limit or eliminate the personal liability of officers and directors to corporations and their stockholders for monetary damages for breach of officers’ and directors’ fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, officers and directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, officers and directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission. The amended and restated certificate of incorporation limits the liability of officers and directors of National Oilwell Varco to National Oilwell Varco or its stockholders to the fullest extent permitted by Delaware law. Specifically, officers and directors of National Oilwell Varco will not be personally liable for monetary damages for breach of an officer’s or director’s fiduciary duty in such capacity, except for liability (i) for any breach of the officers’ or directors’ duty of loyalty to National Oilwell Varco or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL or (iv) for any transaction from which the officer or director derived an improper personal benefit. The inclusion of this provision in the amended and restated certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against officers and directors, and may discourage or deter stockholders or management from bringing a lawsuit against officers and directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited National Oilwell Varco and its stockholders. Both National Oilwell Varco’s amended and restated certificate of incorporation and bylaws provide indemnification to National Oilwell Varco’s officers and directors and certain other persons with respect to certain matters to the maximum extent allowed by Delaware law as it exists now or may hereafter be amended. These provisions do not alter the liability of officers and directors under the U.S. federal securities laws and do not affect the right to sue (or to recover monetary damages) under federal securities laws for violations thereof.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes the material U.S. federal income tax considerations of the merger to U.S. holders. This summary is based on the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), its legislative history, applicable U.S. Treasury regulations, judicial authority, published positions of the Internal Revenue Service and other applicable authorities, all as in effect as of the date of this proxy statement/prospectus, all of which are subject to change or differing interpretations, possibly with retroactive effect. This summary does not purport to be a complete discussion of all U.S. federal income tax consequences of the merger. It is limited to U.S. holders who hold Grant Prideco shares as capital assets for U.S. federal income tax purposes (generally, assets held for investment). The discussion below does not address any state, local or foreign tax consequences of the merger and does not address the tax consequences of the merger under United States federal tax law other than income tax law. In addition, this discussion may not apply, in whole or in part, to particular stockholders in light of their individual circumstances or to stockholders who are subject to special rules, such as

•	individuals who hold options in respect of the common stock of Grant Prideco or who have acquired the common stock of Grant Prideco under a compensatory or other employment-related arrangement;

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions or broker-dealers;

•	expatriates;

•	persons that have a functional currency other than the United States dollar;

•	persons who are non-United States holders (as defined below);

•	traders in securities that elect to mark-to-market;

•	S corporations or other pass-through entities;

•	persons who exercised appraisal rights; and

•	persons who hold the common stock of Grant Prideco as part of a hedge, straddle or conversion transaction.

For purposes of this discussion, the term “United States holder” means:

•	a citizen or resident of the United States;

•	a corporation or other entity treated as a corporation created or organized under the laws of the United States or any of its political subdivisions;

•	a trust that (i) is subject to the supervision of a court within the United States and the control of one or more United States persons or (ii) has validly elected under United States Treasury regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

The term “non-United States holder” means a holder other than a United States holder and other than an entity taxable as a partnership for U.S. federal income tax purposes. If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds Grant Prideco common stock, the tax treatment of a partner will generally depend on the status of a partner and on the activities of the partnership. Partners of partnerships holding Grant Prideco common stock are urged to consult their tax advisors.

This summary is not a substitute for an individual analysis of the tax consequences of the merger to you. Stockholders of Grant Prideco are urged to consult their tax advisors as to the particular tax consequences of the merger to them, including the applicability and effect of any U.S. federal, state, local or foreign laws, and the effect of possible changes in applicable tax laws.

General

It is a condition to closing of the merger that National Oilwell Varco receive an opinion of its counsel, Andrews Kurth LLP, and that Grant Prideco receive an opinion of its counsel, Cravath, Swaine & Moore LLP, in each case, dated as of the effective date of the merger to the effect that for U.S. federal income tax purposes the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Grant Prideco may not waive such tax opinion closing condition to the merger after stockholders of Grant Prideco have approved the merger unless further approval is obtained from stockholders of Grant Prideco with appropriate disclosure. The opinions of counsel will assume (1) that the statements and facts concerning the merger set forth in the merger agreement and described in this proxy statement/prospectus are true, correct and complete, (2) that the merger will be consummated in the manner contemplated by, and in accordance with the terms set forth in, the merger agreement and described in this proxy statement/prospectus, and (3) certain customary factual assumptions, including assumptions regarding the absence of changes in existing facts. In addition, the tax opinions will be based on representations and covenants made in representation letters provided by National Oilwell Varco and Grant Prideco and will assume that these representations are true, correct and complete without regard to any knowledge limitation, and that these covenants will be complied with. If any of these assumptions or representations is inaccurate in any way, or the covenants are not complied with, the tax consequences of the merger could differ from those described here. The opinions of counsel to be delivered in connection with the merger represent the best legal judgment of counsel to National Oilwell Varco and counsel to Grant Prideco and are not binding on the Internal Revenue Service or the courts. Neither National Oilwell Varco nor Grant Prideco has requested nor will request a ruling from the Internal Revenue Service as to the tax consequences of the merger, and there can be no assurance that the Internal Revenue Service will agree with the conclusions in the above-described opinions or in the discussion below.

Tax Consequences of the Merger to U.S. Holders of Common Stock of Grant Prideco

Assuming the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, stockholders of Grant Prideco will recognize neither gain nor loss with respect to the stock portion of the merger consideration, while with respect to the cash portion of the merger consideration, stockholders of Grant Prideco will generally recognize gain (but not loss) in an amount generally equal to the lesser of:

•	the amount of cash received pursuant to the merger (excluding any cash received in lieu of fractional shares of National Oilwell Varco); and

•	the amount, if any, by which the sum of the fair market value of the shares of National Oilwell Varco as of the effective time of the merger and the amount of cash received pursuant to the merger for the Grant Prideco shares exceeds the adjusted tax basis of the U.S. holder in these shares of Grant Prideco.

Gain recognized upon the exchange generally will be capital gain, unless the receipt of cash by a U.S. holder has the effect of a distribution of a dividend, in which case the gain will be treated as dividend income to the extent of the U.S. holder’s ratable share of the accumulated earnings and profits for Grant Prideco, as calculated for U.S. federal income tax purposes. In general, the determination as to whether the receipt of cash has the effect of a distribution of a dividend depends upon whether and to what extent the transactions related to the merger will be deemed to reduce the percentage ownership of a U.S. holder in Grant Prideco following the merger. For purposes of that determination, a U.S. holder will be treated as if he or she first exchanged all of the common stock of Grant Prideco held by the U.S. holder solely for common stock of National Oilwell Varco, and then a portion of that common stock of National Oilwell Varco was immediately redeemed by National Oilwell Varco for the cash that the U.S. holder actually received in the merger. The Internal Revenue Service has indicated that a reduction in the interest of a minority stockholder that owns a small number of shares in a publicly and widely-held corporation and that exercises no control over corporate affairs would result in capital gain (as opposed to dividend) treatment. In determining whether or not the receipt of cash has the effect of a distribution of a dividend, certain constructive ownership rules must be taken into account. Any recognized capital gain will be long-term capital gain if the U.S. holder has held the shares of Grant Prideco for more than one year.

Stockholders of Grant Prideco who hold shares of Grant Prideco with differing bases or holding periods are urged to consult their tax advisors with regard to identifying the bases or holding periods of the particular shares of common stock of National Oilwell Varco received in the merger.

If a U.S. holder receives cash in lieu of a fractional share of common stock of National Oilwell Varco, subject to the discussion above regarding possible dividend treatment, he or she will generally recognize capital gain or loss equal to the difference between the cash received in lieu of this fractional share and the portion of his or her adjusted tax basis in shares of Grant Prideco surrendered that is allocable to this fractional share. The capital gain or loss will be long-term capital gain or loss if the holding period for shares of Grant Prideco exchanged for cash in lieu of the fractional share of common stock of National Oilwell Varco is more than one year as of the date of the merger.

A U.S. holder will have an aggregate tax basis in shares of common stock of National Oilwell Varco received in the merger equal to the aggregate adjusted tax basis in shares of common stock of Grant Prideco surrendered in the merger, reduced by:

•	the portion of his or her adjusted tax basis in those shares of common stock of Grant Prideco that is allocable to a fractional share of the common stock of National Oilwell Varco for which cash is received; and

•	the amount of cash received by him or her for shares of common stock of Grant Prideco in the merger;

and increased by the amount of gain (including the portion of this gain that is treated as a dividend as described above) recognized by him or her in the exchange (but not by any gain recognized upon the receipt of cash in lieu of a fractional share of the common stock of National Oilwell Varco pursuant to the merger).

The holding period of the shares of common stock of National Oilwell Varco received by a stockholder of Grant Prideco pursuant to the merger will include the holding period of shares of common stock of Grant Prideco surrendered in exchange for the shares of common stock of National Oilwell Varco, if these shares of common stock of Grant Prideco are held as capital assets as of the effective time of the merger.

Stockholders of Grant Prideco are entitled to dissenters’ rights under Delaware law in connection with the merger. If a U.S. holder receives cash pursuant to the exercise of dissenters’ rights, that U.S. holder generally will recognize gain or loss measured by the difference between the cash received and his or her adjusted tax basis in his or her shares of common stock of Grant Prideco. This gain should be long-term capital gain or loss if the U.S. holder held shares of common stock of Grant Prideco for more than one year. Any stockholder of Grant Prideco that plans to exercise his or her dissenters’ rights in connection with the merger is urged to consult with a tax advisor to determine the related tax consequences.

If the merger is not treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, then each U.S. holder would recognize gain or loss equal to the difference between the sum of the fair market value of shares of common stock of National Oilwell Varco and the amount of cash received in the merger (including cash received in lieu of fractional shares of the common stock of National Oilwell Varco) and his or her tax basis in the shares of the common stock of Grant Prideco surrendered in exchange for the common stock of National Oilwell Varco and the cash consideration. Further, if the merger is not treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, Grant Prideco would be subject to tax on the deemed sale of its assets to NOV Sub, Inc., with gain or loss for this purpose measured by the difference between Grant Prideco’s tax basis in its assets and the fair market value of the consideration deemed to be received therefor, or in other words, the cash and shares of common stock of National Oilwell Varco. This gain or loss would be reported on the final tax return of Grant Prideco, subject to the effect of any tax carryovers and the effect of its other income or loss for that periods, and NOV Sub, Inc. would become liable for any such tax liability by virtue of the merger.

Backup Withholding; Information Reporting

The cash payments in the merger may be subject to “backup withholding” for U.S. federal income tax purposes unless certain requirements are met. Payments will not be subject to backup withholding if the holder (1) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (2) provides National Oilwell Varco or the third-party paying agent, as appropriate, with the holder’s correct taxpayer identification number and completes a form in which the holder certifies that the holder is not subject to backup withholding. The taxpayer identification number of a U.S. holder who is an individual is his or her Social Security number. Any amount paid as backup withholding will be credited against the holder’s U.S. federal income tax liability provided the holder furnishes the required information to the Internal Revenue Service. Holders must also comply with the information reporting requirements of the Treasury regulations under the tax-free reorganization provisions of the Internal Revenue Code. Appropriate documentation for the foregoing purposes will be provided to holders by the exchange agent and must be completed, signed and returned to the exchange agent.

Tax matters are very complicated, and the tax consequences of the merger to a particular stockholder of Grant Prideco will depend on that stockholder’s own tax situation. Grant Prideco’s stockholders are urged to consult their tax advisors regarding the specific tax consequences of the merger, including tax return reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any proposed change in the tax laws.

SUBMISSION OF STOCKHOLDER PROPOSALS

Grant Prideco will hold an annual meeting in 2008 only if the merger has not already been completed. The deadline for a stockholder to submit a proposal considered for presentation at the annual meeting, and have such proposal included in the proxy statement and form of proxy used in connection with such meeting, was January 18, 2008.

LEGAL MATTERS

The validity of the securities to be issued in the transaction will be passed upon for National Oilwell Varco by Andrews Kurth LLP. We expect that the opinions referred to in the discussion set forth in the “Material Federal Income Tax Consequences” section of this proxy statement/prospectus will be provided to National Oilwell Varco by Andrews Kurth LLP and to Grant Prideco by Cravath, Swaine & Moore LLP.

EXPERTS

The consolidated financial statements and schedule of National Oilwell Varco, Inc. at December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, incorporated by reference into this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report incorporated by reference herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements and related financial statement schedule of Grant Prideco, Inc. as of and for the years ended December 31, 2006 and 2005 and management’s report on the effectiveness of internal control over financial reporting incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports incorporated herein (which reports (1) express an unqualified opinion on the financial statements and financial statement schedule and include an explanatory paragraph regarding the Company’s adoption of Statement of Financial Accounting Standard No. 123(R), Share-based Payment, on January 1, 2006, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements and schedule of Grant Prideco, Inc. for the year ended December 31, 2004, incorporated by reference into the proxy statement of Grant Prideco, Inc., which is referred to and made a part of this prospectus and registration statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report incorporated by reference herein, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The balance sheet of voestalpine Tubulars GmbH & Co KG (“VAT”) as of March 31, 2006 and the related statements of income for the years ended March 31, 2006 and 2005 have been incorporated by reference herein in reliance upon the report of KPMG Wirtschaftsprüfungs- und Steuerberatungs GmbH, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report refers to a change in VAT’s accounting principle relating to employee benefits.

WHERE YOU CAN FIND MORE INFORMATION

National Oilwell Varco has filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 that registers the distribution of the shares of common stock of National Oilwell Varco to be issued to stockholders of Grant Prideco in connection with the merger. That registration statement, including the attached exhibits and schedules, contains additional relevant information about the common stock of National Oilwell Varco. The rules and regulations of the Securities and Exchange Commission allow us to omit some of the information included in the registration statement from this proxy statement/prospectus.

In addition, National Oilwell Varco and Grant Prideco file reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy that information at the Securities and Exchange Commission’s public reference room at the following location:

Public Reference Room
450 Fifth Street, N.W.
Washington, D.C. 20549
1-800-732-0330

You may also obtain copies of this information by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates.

The Securities and Exchange Commission also maintains an Internet world wide website that contains reports, proxy statements and other information about issuers, including National Oilwell Varco and Grant Prideco, that file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov.

The Securities and Exchange Commission allows National Oilwell Varco and Grant Prideco to “incorporate by reference” information into this proxy statement/prospectus. This means that National Oilwell Varco and Grant Prideco can disclose important information by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered to be part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents listed below that National Oilwell Varco and Grant Prideco have previously filed with the Commission, excluding any information furnished in a Current Report Form 8-K.

National Oilwell Varco’s Filings (File No. 001-12317)

•	Annual Report on Form 10-K for the year ended December 31, 2006;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007 filed with the Commission on May 7, 2007, August 2, 2007 and November 5, 2007, respectively;

•	Current Reports on Form 8-K filed with the Commission on December 18, 2007, November 15, 2007, October 24, 2007, August 23, 2007, August 15, 2007, July 25, 2007, April 27, 2007, March 27, 2007 and March 5, 2007; and

•	Description of the common stock of National Oilwell Varco contained in the Registration Statement on Form S-4/A, filed with the Commission on January 31, 2005.

You may request a copy of National Oilwell Varco’s filings at no cost by making written or telephone requests for copies to: National Oilwell Varco, Inc., 7909 Parkwood Circle Drive, Houston, Texas 77036, (713) 375-3700, Attention: Investor Relations.

National Oilwell Varco also makes available free of charge on its Internet website at http://www.nov.com its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after it electronically files such material with, or furnishes it to, the Commission. Information contained on the web site of National Oilwell Varco is not part of this proxy statement/prospectus.

Grant Prideco’s Filings (File No. 001-15423)

•	Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Commission on March 1, 2007 (10-K) and September 12, 2007 (10-K/A);

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007 filed with the Commission on May 10, 2007, August 9, 2007 and November 9, 2007, respectively; and

•	Current Reports on Form 8-K dated December 18, 2007 (8-K/A), December 17, 2007, November 14, 2007, October 31, 2007, October 26, 2007, July 27, 2007, April 24, 2007, April 20, 2007, April 3, 2007, and February 28, 2007.

You may request a copy of Grant Prideco’s filings at no cost by making written or telephone requests for copies to Grant Prideco, Inc., 400 N. Sam Houston Parkway East, Suite 900, Houston, Texas 77060, Telephone: (281) 878-8000, Attention: Investor Relations.

Grant Prideco also makes available free of charge on its Internet website at http://www.grantprideco.com its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after it electronically files such material with, or furnishes it to, the Commission. Information contained on the web site of Grant Prideco is not part of this proxy statement/prospectus.

National Oilwell Varco and Grant Prideco also incorporate by reference additional documents that either company may file with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this proxy statement/prospectus and the date of the meeting of stockholders of Grant Prideco. Those documents include periodic reports such as an Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

You can obtain any of the documents incorporated by reference into this proxy statement/prospectus through National Oilwell Varco or Grant Prideco, as the case may be, or from the Securities and Exchange Commission’s website at http://www.sec.gov. Documents incorporated by reference are available from National Oilwell Varco and Grant Prideco without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference into this proxy statement/prospectus.

Neither National Oilwell Varco nor Grant Prideco has authorized anyone to give any information or make any representation about the merger, National Oilwell Varco or Grant Prideco, that is different from, or in addition to, the information contained in this proxy statement/prospectus or in any of the materials that have been incorporated into this proxy statement/prospectus by reference. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

TRANSFER AGENTS AND REGISTRARS

American Stock Transfer & Trust Company is the transfer agent and registrar for both common stock of National Oilwell Varco and Grant Prideco. You may write to or telephone the appropriate company as follows:

National Oilwell Varco Common Stock	Grant Prideco Common Stock
American Stock Transfer and Trust Company	American Stock Transfer and Trust Company
59 Maiden Lane	40 Wall Street
New York, NY 10038	New York, NY 10005
http://www.amstock.com	http://www.amstock.com
(718) 921-8200	(718) 921-8200
(800) 937-5449

ANNEX A

AGREEMENT AND PLAN OF MERGER

NATIONAL OILWELL VARCO, INC.,

NOV SUB, INC.

and

GRANT PRIDECO, INC.

Dated as of December 16, 2007

i

ii

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (the “Agreement”), dated as of December 16, 2007, by and among National Oilwell Varco, Inc., a Delaware corporation (“Parent”), NOV Sub, Inc., a Delaware corporation (“Merger Sub”), and Grant Prideco, Inc., a Delaware corporation (the “Company”).

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have each approved this Agreement and the merger of the Company with and into Merger Sub on the terms and subject to the conditions set forth in this Agreement, whereby each issued share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) not owned by Parent, Merger Sub or the Company, and other than Dissenting Shares, shall be converted into the right to receive (1) a portion of a share of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”) and (2) cash consideration (the “Cash Consideration” and, collectively with such Parent Common Stock, the “Merger Consideration”) as set forth in this Agreement;

WHEREAS, in order to effectuate the foregoing, the Company, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), will merge with and into Merger Sub, with Merger Sub surviving the merger (the “Merger”); and

WHEREAS, for Federal income tax purposes, the Company and Parent intend that (i) the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and (ii) Parent, Merger Sub and the Company will be parties to such reorganization within the meaning of Section 368 of the Code.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, the parties agree as follows:

ARTICLE I.
THE MERGER

Section 1.01  The Merger.  Upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the DGCL, at the Effective Time, the Company shall merge with and into Merger Sub, the separate corporate existence of the Company shall cease and Merger Sub shall continue as the surviving entity. Merger Sub, as the surviving entity after the Merger, is hereinafter sometimes referred to as the “Survivor.”

Section 1.02  Effective Time of the Merger.  As early as practicable on the Closing Date, the parties shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger or other appropriate documents (in any such case, the “Certificate of Merger”) in accordance with the relevant provisions of the DGCL and in a form as mutually agreed to by the Company and Parent. At or prior to consummation of the Merger, the parties shall make all other filings, recordings or publications required under the DGCL in connection with the Merger. The Merger shall become effective on the date and at the time of the filing of the Certificate of Merger with the Delaware Secretary of State in accordance with the DGCL, or at such other time as the parties may agree and specify in such filings in accordance with applicable Law (the time the Merger becomes effective being the “Effective Time”).

Section 1.03  Closing.  The closing of the Merger (the “Closing”) will take place at 10:00 a.m., Houston time, on a date (the “Closing Date”) to be specified by the Company and Parent, which date shall be no later than the second Business Day after the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied as of the Closing), at the offices of the Company at the address indicated in Section 9.02 unless another date, place or time is agreed to in writing by the Company and Parent.

Section 1.04  Effects of the Merger.  At the Effective Time, the effect of the Merger shall be as provided by applicable Law, including the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub will vest in the Survivor, and all of the debts, Liabilities and duties of the Company and Merger Sub will become the debts, Liabilities and duties of the Survivor.

Section 1.05  Certificate of Incorporation and Bylaws.  At the Effective time, the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Survivor until thereafter changed or amended as provided therein or by applicable Law. The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Survivor until thereafter changed or amended as provided therein or by applicable Law.

Section 1.06  Officers and Directors of the Survivor.  The officers of the Company as of the Effective Time shall be the officers of the Survivor, until the earlier of their resignation or removal or otherwise ceasing to be officers or until their respective successors are duly elected and qualified, as the case may be. The directors of Merger Sub as of the Effective Time shall be the directors of the Survivor until the earlier of their resignation or removal or otherwise ceasing to be directors or until their respective successors are duly elected and qualified, as the case may be.

ARTICLE II.
CONVERSION OF SECURITIES

Section 2.01  Conversion of Capital Stock.  As of the Effective Time, by virtue of the Merger and without any action on the part of the Company or Merger Sub or the holder of any shares of capital stock of the Company, Parent or Merger Sub:

(a) Cancellation of Treasury Stock and Parent-Owned Stock.  All shares of Company Common Stock that are owned by the Company as treasury stock and any shares of Company Common Stock owned by Parent or any Subsidiary of Parent, including Merger Sub, shall be canceled and retired and shall cease to exist and no consideration, including Parent Common Stock or other Merger Consideration, shall be delivered in exchange therefor.

(b) Exchange Ratio for Company Common Stock.  Subject to Section 2.02, each issued and outstanding share of Company Common Stock (other than shares to be canceled in accordance with Section 2.01(a) and Dissenting Shares) shall be converted into the right to receive (1) .4498 of a fully paid and nonassessable share (the “Exchange Ratio”) of Parent Common Stock and (2) $23.20 of Cash Consideration. All such shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor and any dividends or other distributions to which holders become entitled upon the surrender of such certificate in accordance with Section 2.02, without interest. Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the outstanding shares of Parent Common Stock or Company Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then the Exchange Ratio and the Cash Consideration contemplated shall be correspondingly adjusted to provide to Parent and the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

(c) Merger Sub Common Stock.  Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain issued, outstanding and unchanged as a validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Survivor at the Effective Time.

Section 2.02  Exchange of Certificates.  The procedures for exchanging certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock for certificates representing shares of Parent Common Stock and the Cash Consideration pursuant to the Merger are as follows:

(a) Exchange Agent.  At the Effective Time, Parent shall make available to a bank or trust company designated by Parent and the Company (the “Exchange Agent”), in trust for the benefit of the holders of certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock, for exchange in accordance with this Section 2.02, through the Exchange Agent, certificates representing the shares of Parent Common Stock, the Cash Consideration and an estimated amount of cash in lieu of fractional shares (such certificates representing shares of Parent Common Stock, together with any dividends or distributions with respect thereto, the Cash Consideration and cash in lieu of fractional shares being hereinafter referred to as the “Exchange Fund”) issuable pursuant to Section 2.01 upon conversion of outstanding shares of Company Common Stock. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent. Any interest and other income resulting from such investments shall be the property of, and be paid to, Parent.

(b) Exchange Procedures.  As soon as reasonably practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”) whose shares were converted pursuant to Section 2.01 into the right to receive shares of Parent Common Stock and Cash Consideration (i) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as the Company and Parent may reasonably specify and (ii) instructions for effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock and the Cash Consideration (plus cash in lieu of fractional shares, if any, of Parent Common Stock as provided below). Upon surrender of a Certificate to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Parent Common Stock into which the holder’s shares of Company Common Stock were converted pursuant to Section 2.01(b) and a check representing (1) the Cash Consideration and (2) cash in lieu of fractional shares which the holder has the right to receive pursuant to Section 2.02(e) and any dividends or other distributions which the holder has the right to receive pursuant to Section 2.02(c), and the Certificate so surrendered shall immediately be canceled. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock determined in accordance with Section 2.01(b) and a check representing (1) the Cash Consideration and (2) cash in lieu of fractional shares which the holder is entitled to receive pursuant to Section 2.02(e) and any dividends or other distributions which the holder is entitled to receive pursuant to Section 2.02(c) may be issued to a transferee if the Certificate representing such Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.02, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon such surrender, a certificate representing shares of Parent Common Stock into which the holders of shares of Company Common Stock were converted pursuant to Section 2.01(b) and a check representing (1) the Cash Consideration and (2) cash in lieu of any fractional shares of Parent Common Stock as contemplated by Section 2.02(e) and any dividends or other distributions pursuant to Section 2.02(c).

(c) Treatment of Unexchanged Shares.  No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the certificates representing shares of Parent Common Stock represented thereby that the holder would be entitled to upon surrender of such Certificate and no cash payment of the Cash Consideration or in lieu of fractional shares as contemplated by subsection (e) below shall be paid to any such holder until the holder of such Certificate shall surrender such Certificate in accordance with this Section 2.02. Subject to the effect of applicable Laws, following surrender of any such Certificate, there shall be paid to the holder of the Certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the Cash Consideration and the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to subsection (e) below and the amount of dividends or other distributions with a record date after the Effective Time previously paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Parent Common Stock. For purposes of determining quorums at meetings of stockholders of Parent and the stockholders of Parent entitled to notice of, and to vote at, meetings of stockholders, holders of unsurrendered Certificates shall be considered record holders of the shares of Parent Common Stock represented thereby.

(d) No Further Ownership Rights in Company Common Stock.  All shares of Parent Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms hereof and any cash paid pursuant to subsection (b), (c) or (e) of this Section 2.02 shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to the shares of Company Common Stock represented thereby. Notwithstanding the foregoing, the Survivor is obligated to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by the Company on shares of Company Common Stock in accordance with the terms of this Agreement (to the extent permitted under Section 5.01) prior to the date hereof and which remain unpaid at the Effective Time. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Company of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Survivor or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Section 2.02.

(e) No Fractional Shares.  No certificate or scrip representing fractional shares of Parent Common Stock shall be issued in the Merger or upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional amount multiplied by the average of the last reported sales prices of Parent Common Stock, as reported on the New York Stock Exchange (“NYSE”) Composite Transactions Tape (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source mutually selected by Parent and the Company), on each of the ten consecutive trading days immediately preceding the date of the Effective Time.

(f) Termination of Exchange Fund.  Any portion of the Exchange Fund which remains undistributed to the holders of Certificates for 180 days after the Effective Time shall be delivered to Parent or otherwise on the instruction of the Survivor, and any holders of Certificates who have not previously complied with this Section 2.02 shall thereafter look only to Parent for the certificates representing shares of Parent Common Stock, the Cash Consideration, any cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock to which such holders are entitled pursuant to Sections 2.01 and 2.02. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates for five years after the Effective Time (or such earlier date immediately prior to such time as the Exchange Fund would otherwise escheat or become the property of any public official or government) shall, to the extent permitted by Law, become the property of Parent free and clear of any claims or interest of any holders of Certificates previously entitled thereto.

(g) No Liability.  None of Parent, the Survivor, the Exchange Agent or any party hereto shall be liable to any former holder of shares of Company Common Stock for any portion of the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(h) Withholding Rights.  Each of the Exchange Agent, Parent and the Survivor shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any former holder of shares of Company Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld by the Exchange Agent, Parent or the Survivor, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by the Exchange Agent, Parent or the Survivor.

(i) Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it on account of the alleged loss, theft or destruction of such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the certificate representing the shares of Parent Common Stock, the Cash Consideration, any cash in lieu of fractional shares, and unpaid dividends and distributions on the certificate deliverable in respect thereof pursuant to this Agreement.

Section 2.03  Dissenting Shares.  Notwithstanding anything in this Agreement to the contrary, no share of Company Common Stock, the holder of which shall not have voted in favor of or consented in writing to the Merger and shall have properly complied with the provisions of Section 262 of the DGCL as to appraisal rights (a “Dissenting Share”), shall be deemed converted into and to represent the right to receive Merger Consideration hereunder; and the holders of Dissenting Shares, if any, shall be entitled to such rights (but only such rights) as are granted by Section 262 of the DGCL; provided, however, that if any holder of Dissenting Shares shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, then such holder or holders (as the case may be) shall forfeit such rights as are granted by Section 262 and each such Dissenting Share shall thereupon be deemed to have been converted into, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender, in the manner provided in Section 2.02, of the certificate or certificates that formerly evidenced such shares of Company Common Stock. The Company shall give Parent prompt notice of any written demands for appraisal of any Company Common Stock and the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal of Company Common Stock, or offer to settle or settle any such demands. Any amount payable to any holder of Dissenting Shares exercising appraisal rights shall be paid in accordance with the DGCL solely by the Survivor from its own funds.

Section 2.04  Fixed Consideration.  Notwithstanding any provision of this Agreement to the contrary, the parties agree that .4498 of a share of Parent Common Stock represents greater than 40% of the total value of the Merger Consideration per share of Company Common Stock determined as of the date of this Agreement, based on the closing sales price of Parent Common Stock on the NYSE Composite Transactions Tape (as reported by The Wall Street Journal or, if not so reported therein, in another authoritative source mutually selected by Parent and the Company) for the last trading day preceding the date of this Agreement.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub that the statements contained in this Article III are true and correct except as set forth herein and in the disclosure letter delivered by the Company to Parent and Merger Sub on or before the date of this Agreement (the “Company Disclosure Letter”). The Company Disclosure Letter shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article III and the disclosure in any paragraph shall qualify other paragraphs in this Article III only to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other paragraphs.

Section 3.01  Organization of the Company.  Each of the Company and its Subsidiaries is a corporation or unincorporated entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, has all requisite corporate or entity power to own, lease and operate its property and to carry on its business as now being conducted and as proposed to be conducted, and is duly qualified to do business and is in good standing as a foreign corporation or organization in each jurisdiction in which the failure to be so qualified would reasonably be expected to have a Company Material Adverse Effect. Except as set forth in Company SEC Reports filed prior to the date hereof, neither the Company nor any of its Subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any corporation, partnership, joint venture or other business association or entity, excluding securities in any publicly traded company held for investment by the Company or its Subsidiaries and comprising less than five percent (5%) of the outstanding stock of such company.

Section 3.02  Company Capital Structure.

(a) The authorized capital stock of the Company consists of 300,000,000 shares of Company Common Stock and 10,000,000 shares of Preferred Stock, par value $0.01 per share (“Company Preferred Stock”). As of December 12, 2007, (i) 125,941,284 shares of Company Common Stock were issued and outstanding, of which 783,656 were subject to vesting or other forfeiture restrictions or repurchase conditions (such shares, together with any similar shares issued after December 12, 2007, the “Company Restricted Shares”), (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) 10,194,829 shares of Company Common Stock and no shares of Company Preferred Stock were held in the treasury of the Company or by Subsidiaries of the Company, (iv) a sufficient number of shares of Company Common Stock were reserved and available for issuance pursuant to the Company’s 2006 Long-Term Incentive Plan, 2001 Stock Option and Restricted Stock Plan, 2000 Employee Stock Option and Restricted Stock Plan, 2000 Non-Employee Director Stock Option Plan and Employee Stock Purchase Plan (the “ESPP”) (such plans, collectively, the “Company Stock Plans”), of which (A) 2,223,888 shares of Company Common Stock were subject to outstanding options (other than rights under the ESPP) to acquire shares of Company Common Stock from the Company (such options, whether granted pursuant to a Company Stock Plan and the 32,842 shares of Company Common Stock referred to in clause (v) below, together with any similar options granted after December 12, the “Company Stock Options”) and (B) 137,150 shares of Company Common Stock were subject to outstanding purchase rights under the ESPP (determined by dividing the value of all accumulated payroll deductions under the ESPP from January 1, 2007 through the last payroll period that ended immediately prior to December 12, 2007 by $31.96), (v) 32,842 shares of Company Common Stock were subject to outstanding Company Stock Options that were not granted under a Company Stock Plan and (vi) 624,761 Company Stock Equivalents were outstanding under the Company’s Executive Deferred Compensation Plan, Foreign Executive Deferred Compensation Plan and Deferred Compensation Plan for Non-Employee Directors (such plans, collectively, the “Deferred Compensation Plans”). For purposes of this Agreement, a “Company Stock Equivalent” shall mean a stock equivalent with respect to one share of Company Common Stock granted by the Company under a Deferred Compensation Plan. Except for (x) the issuance of shares of Company Common Stock in connection with the exercise of Company Stock Options, (y) the issuance of Company Stock Equivalents pursuant to the Deferred Compensation Plans and (z) the grant of purchase rights pursuant to the ESPP, no change in such capitalization has occurred between December 12, 2007 and the date of this Agreement. All outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and nonassessable. All shares of Company Common Stock subject to issuance as specified above will be duly authorized and, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be validly issued, fully paid and nonassessable. There are no obligations, contingent or otherwise, of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or the capital stock of any Subsidiary or to provide funds to or make any material investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity other than guarantees of obligations of Subsidiaries entered into in the ordinary course of business and other than pursuant to (x) the Company’s 401(k) Savings Plan (the “Company 401(k) Plan”), (y) the Company Stock Plans and (z) the Deferred Compensation Plans. The Company has not repurchased any outstanding shares of Company Common Stock since December 12, 2007, other than pursuant to the Company 401(k) Plan or the Deferred Compensation Plans or in connection with the exercise of Company Stock Options or the withholding of shares of Company Common Stock to satisfy Tax withholding obligations with respect to awards under the Company Stock Plans. All of the outstanding shares of capital stock of each of the Company’s Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and all such shares (other than directors’ qualifying shares in the case of foreign Subsidiaries) are owned by the Company or another Subsidiary of the Company free and clear of all Liens, agreements or limitations on the Company’s voting rights.

(b) As of the date hereof, except as set forth in this Section 3.02 or as reserved for future grants of securities under the Company Stock Plans, there are no equity securities of any class of the Company or any securities exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding. As of the date hereof, except as set forth in this Section 3.02 and other than obligations pursuant to the Company 401(k) Plan, there are no options, warrants, equity securities, calls, rights, commitments or agreements of any character to which the Company or any of its Subsidiaries is a party or by which it is bound obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of equity securities of any class of the Company or any of its Subsidiaries, or any securities exchangeable into or exercisable for such equity securities, or obligating the Company or any of its Subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, call, right, commitment or agreement. To the best knowledge of the Company, there are no voting trusts, proxies or other voting agreements or understandings with respect to the shares of capital stock of the Company.

Section 3.03  Authority; No Conflict; Required Filings and Consents.

(a) The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by the Company have been duly authorized by all necessary corporate action on the part of the Company, subject only to the adoption of this Agreement by the Company’s stockholders under the DGCL. This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”). On or prior to the date hereof, the Board of Directors of the Company has unanimously adopted resolutions that have (i) approved and declared advisable this Agreement and the Merger, (ii) directed that this Agreement be submitted to the Company’s stockholders for adoption at a meeting of such stockholders (the “Company Stockholders’ Meeting”) and (iii) recommended (the “Company Recommendation”) that the stockholders of the Company adopt this Agreement, and such resolutions, as of the date of this Agreement, have not been subsequently rescinded, modified or withdrawn in any way. The Company stockholder vote required for the adoption of this Agreement is the affirmative vote of a majority of the shares of Company Common Stock outstanding on the record date for the Company Stockholders’ Meeting (the “Company Stockholder Approval”).

(b) The execution and delivery of this Agreement by the Company does not, and the consummation of the transactions contemplated hereby will not, (i) conflict with, or result in any violation or breach of, any provision of the certificate of incorporation or by-laws of the Company, (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation, give rise to any obligation to make an offer to purchase any debt instrument or give rise to any loss of any material benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, contract or other agreement, instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, or (iii) conflict with or violate any permit, concession, franchise, license, judgment, order, decree or Law applicable to the Company or any of its Subsidiaries or any of its or their properties or assets, except in the case of (ii) and (iii) for any such conflicts, breaches, violations, defaults, terminations, cancellations, obligations, losses or accelerations which are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect.

(c) No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality (“Governmental Entity”) is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the pre-merger notification report under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), (ii) the filing of the Certificate of Merger with the Delaware Secretary of State, (iii) the filing of the Proxy Statement with the Securities and Exchange Commission (the “SEC”) in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities Laws and the Laws of any foreign country and the European Union, and (v) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not be reasonably likely to have a Company Material Adverse Effect.

Section 3.04  SEC Filings; Financial Statements.

(a) The Company has filed and made available to Parent all forms, reports and documents required to be filed by the Company with the SEC since January 1, 2004 (collectively, the “Company SEC Reports”). Each of the Company SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), and the Exchange Act, as the case may be, and (ii) did not at the time it was filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Company SEC Report or necessary in order to make the statements in such Company SEC Report, in the light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is required to file any forms, reports or other documents with the SEC.

(b) Each of the consolidated financial statements (including, in each case, any related notes) contained in the Company SEC Reports complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and fairly presented in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates and the consolidated results of their operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year end adjustments which were not or are not expected to be material in amount. The audited balance sheet of the Company as of December 31, 2006 is referred to herein as the “Company Balance Sheet.” For each period covered by the Company SEC Reports, the books and records of the Company and its Subsidiaries have been, and are being, maintained, in all material respects, in accordance with generally accepted accounting principles, consistently applied, and all other legal and accounting requirements.

Section 3.05  No Undisclosed Liabilities.  Except as disclosed in the Company SEC Reports filed prior to the date hereof, and except for normal or recurring Liabilities incurred since December 31, 2006 in the ordinary course of business consistent with past practices, the Company and its Subsidiaries do not have any Liabilities, either accrued, contingent or otherwise (whether or not required to be reflected in financial statements in accordance with generally accepted accounting principles), and whether due or to become due, which individually or in the aggregate are reasonably likely to have a Company Material Adverse Effect.

Section 3.06  Absence of Certain Changes or Events.  Except as disclosed in the Company SEC Reports filed prior to the date hereof, since the date of the Company Balance Sheet, the Company and its Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice. Since the date of the Company Balance Sheet, there has not been (i) any material adverse change in the financial condition, results of operations, business or properties of the Company and its Subsidiaries, taken as a whole, or any development or combination of developments of which the management of the Company is aware that, individually or in the aggregate, has had, or is reasonably likely to have, a Company Material Adverse Effect, (ii) any damage, destruction or loss (whether or not covered by insurance) with respect to the Company or any of its Subsidiaries having a Company Material Adverse Effect, (iii) except as disclosed in the Company SEC Reports filed prior to the date hereof or as required by GAAP or applicable Law, any material change by the Company in its accounting methods, principles or practices to which Parent has not previously consented in writing, (iv) except as disclosed in the Company SEC Reports filed prior to the date hereof, any revaluation by the Company of any of its assets having a Company Material Adverse Effect, or (v) except as disclosed in the Company SEC Reports filed prior to the date hereof, any material elections or changes in elections with respect to Taxes by the Company or any Subsidiary of the Company or settlement or compromise by the Company or any Subsidiary of the Company of any material Tax Liability or refund.

Section 3.07  Taxes.

(a) The Company and each of its Subsidiaries and any affiliated, combined or unitary group of which the Company or any of its Subsidiaries is or was a member have timely filed with the appropriate Tax authorities all Tax Returns required to be filed by them (taking into account extensions), except for any such returns which are not reasonably likely, individually or in the aggregate, to have a Company Material Adverse Effect. All such Tax

Returns are true, complete and correct in all respects, except for any such omissions or errors which are not reasonably likely, individually or in the aggregate, to have a Company Material Adverse Effect.

(b) The Company and each of its Subsidiaries have timely paid (or the Company has paid on its Subsidiaries’ behalf) all Taxes due and payable on all Tax Returns described in Section 3.07(a) herein or otherwise due by the Company and each of its Subsidiaries, except to the extent that such taxes otherwise due are not reasonable likely, individually or in the aggregate, to have a Company Material Adverse Effect. The Company’s most recent consolidated financial statements reflect an adequate reserve for all Taxes (excluding any reserve for deferred Taxes established to reflect differences between book and Tax income) payable by the Company and its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements, except to the extent that any such Taxes are not reasonably likely, individually or in the aggregate, to have a Company Material Adverse Effect.

(c) Neither the Internal Revenue Service (the “IRS”) nor any other Tax authority has asserted any claim for Taxes, or to the knowledge of the executive officers of the Company, is threatening to assert any claims for Taxes, which claims, individually or in the aggregate, are reasonably likely to have a Company Material Adverse Effect. No audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes for which the Company or any of its Subsidiaries would be liable (other than those which are not reasonably likely, individually or in the aggregate, to have a Company Material Adverse Effect), and no deficiencies for any Taxes (other than those which are not reasonably likely, individually or in the aggregate, to have a Company Material Adverse Effect) have been proposed, asserted or assessed against the Company or any of its Subsidiaries that have not been fully paid or adequately provided for in the appropriate financial statements of the Company and its Subsidiaries, no requests for waivers of the time to assess any Taxes are pending, and, except as disclosed in the Company Disclosure Letter, none of the Company or any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(d) The Company and each of its Subsidiaries have complied in all respects with all applicable Laws relating to the withholding of Taxes and have withheld or collected and paid over to the appropriate governmental authorities (or are properly holding for such payment) all Taxes required by Law to be withheld or collected.

(e) There are no Liens for Taxes upon the assets of the Company or any of its Subsidiaries (other than Liens for current Taxes that are not yet due and payable or Liens for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been provided in the Company’s most recent consolidated financial statements), except for Liens which are not reasonably likely, individually or in the aggregate, to have a Company Material Adverse Effect.

(f) Neither the Company nor any of its Subsidiaries has liability for the Taxes of any person other than the Company and its Subsidiaries (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), (ii) as a transferee or successor, (iii) by contract, or (iv) otherwise, except, in each case, where such liabilities are not reasonably likely, individually or in the aggregate, to have a Company Material Adverse Effect.

(g) Neither the Company nor any of its Subsidiaries is a party to, is bound by or has any obligation under any Tax sharing, Tax allocation or Tax indemnity agreement or similar arrangements, other than with respect to any such agreement or arrangement among the Company and any of its Subsidiaries.

(h) Neither the Company nor any of its Subsidiaries has distributed the stock of any corporation in a transaction satisfying the requirements of Section 355 of the Code (or any similar provision of state or local Law) during the two-year period ending on the date of this Agreement, and neither the stock of the Company nor the stock of any of its Subsidiaries has been distributed in a transaction satisfying the requirements of Section 355 of the Code during the two-year period ending on the date of this Agreement and no such distribution otherwise constitutes part of a “plan” or “series of related transactions” within the meaning of Section 355(e) that includes the Merger.

(i) Neither the Company nor any of its Subsidiaries has executed or entered into with the IRS or any Taxing authority a closing agreement pursuant to Section 7121 of the Code or any similar provision of state or local income Tax Law that relates to the Company or any of its Subsidiaries.

Section 3.08  Properties.

(a) The Company has provided to Parent a true and complete list of all real property leased by the Company or its Subsidiaries pursuant to material leases (collectively “Company Material Leases”). The Company is not in default under any such Company Material Leases, except where the existence of such defaults, individually or in the aggregate, is not reasonably likely to have a Company Material Adverse Effect.

(b) The Company has provided to Parent a true and complete list of all real property that the Company or any of its Subsidiaries owns. With respect to each such item of real property, except for such matters that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect: (a) the Company or the identified Subsidiary has good and clear record and marketable title to such property, free and clear of any security interest, easement, covenant or other restriction, except for security interests, easements, covenants and other restrictions which do not materially impair the current uses or occupancy of such property; and (b) the improvements constructed on such property are in good condition, and all mechanical and utility systems servicing such improvements are in good condition, free in each case of material defects.

(c) Each of the Company and its Subsidiaries has good and marketable title to all of its personal properties and assets except for such as are no longer used or useful in the conduct of its business or as have been disposed of in the ordinary course of business and except for defects in title that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect. All major items of equipment owned by the Company or any of its Subsidiaries are, in the aggregate, in a state of repair so as to be adequate in all material respects for reasonably prudent operations in the areas in which they are used or operated, or are to be used or operated, except, individually or in the aggregate, as would not be reasonably likely to have a Company Material Adverse Effect.

Section 3.09  Intellectual Property.  The Company and its Subsidiaries own, or are licensed or otherwise possesses legally enforceable rights to use, all patents, trademarks, trade names, service marks, copyrights, and any applications for such trademarks, trade names, service marks and copyrights, know how, computer software programs or applications, databases and tangible or intangible proprietary information or material (collectively, the “Company Intellectual Property”) that are necessary to conduct the business of the Company and its Subsidiaries as currently conducted, subject to such exceptions that would not be reasonably likely to have a Company Material Adverse Effect. Subject to such exceptions that would not be reasonably likely, individually or in the aggregate, to have a Company Material Adverse Effect, (i) none of the Company Intellectual Property is the subject of any pending or threatened action, suit, claim, investigation, arbitration or other proceeding, (ii) no person, entity or Governmental Entity has given written notice to the Company or its Subsidiaries claiming (A) that any of the Company Intellectual Property is invalid, (B) that the use of any the Company Intellectual Property is infringing or has infringed any domestic or foreign patent, trademark, service mark, trade name, or copyright, or (C) that the Company or its Subsidiaries has misappropriated or improperly used or disclosed any trade secret, confidential information or know-how, and (iii) the Company has no knowledge of any third party rights or conduct that infringes or conflicts with the Company Intellectual Property.

Section 3.10  Agreements and Contracts.

(a) As of the date hereof, there is no contract, agreement or understanding that is material to the business, properties, assets, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, that is required to be filed as an exhibit to any Company SEC Report filed with the SEC subsequent to December 31, 2006 that is not filed as required by the Securities Act or the Exchange Act, as the case may be (any such contract, agreement or understanding whether or not so filed, a “Company Material Contract”). Except as would not individually or in the aggregate have a Company Material Adverse Effect, each Company Material Contract is a valid and binding obligation of the Company or one of its Subsidiaries and is in full force and effect and enforceable against the Company or one of its Subsidiaries and, to the knowledge of the Company, the other party or parties thereto, in each case in accordance with its terms, other than any Company Material Contract which is by its terms no longer in force or effect and except as enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and is subject to general principles of equity. The Company is not in violation or breach of or in default under any Company Material Contract, nor to the Company’s knowledge is any other party to any such Company Material Contract, except to the extent any such violation, breach or default would not individually or in the aggregate have a Company Material Adverse Effect.

(b) Except for documents filed or listed as exhibits to the Company SEC Reports filed with the SEC subsequent to December 31, 2006 and prior to the date hereof, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by any (a) contract, agreement or arrangement (including any lease of real property) (i) materially restricting the ability of the Company or any of its Subsidiaries (or after the Merger, Parent or any of its Subsidiaries) to compete in or conduct any line of business or to engage in business in any significant geographic area, (ii) relating to indebtedness for borrowed money providing for payment or repayment in excess of $25.0 million, (iii) relating to any material joint venture, partnership, strategic alliance or similar arrangement, (iv) requiring the Company or any of its Subsidiaries to register for resale under the Securities Act any securities of the Company or any of its Subsidiaries, (v) relating to the disposition or acquisition of material assets not in the ordinary course of business, or (vi) providing for performance guarantees or contingent payments by the Company or any of its Subsidiaries (excluding such guarantees or payments by the Company or its Subsidiaries to wholly owned Subsidiaries of the Company), in each case involving more than $15.0 million over the term of the relevant contract, or (b) financial derivatives master agreements, confirmation, or futures account opening agreements and/or brokerage statements evidencing financial hedging or other trading activities.

Section 3.11  Litigation.  There is no action, suit or proceeding, claim, arbitration or investigation against the Company or any of its Subsidiaries pending or as to which the Company or any of its Subsidiaries has received any written notice of assertion, which, individually or in the aggregate, is reasonably likely to have a Company Material Adverse Effect.

Section 3.12  Environmental Matters.  Except for such matters that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect: (i) the Company and its Subsidiaries comply, and within all applicable statute of limitation periods have complied, with all applicable Environmental Laws; (ii) neither the Company nor its Subsidiaries are subject to liability for any Hazardous Substance disposal or contamination on any third party property; (iii) neither the Company nor any of its Subsidiaries are subject to liability for any release of, or any exposure of any person or property to, any Hazardous Substance; (iv) neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of or liable under any Environmental Law; (v) neither the Company nor any of its Subsidiaries is subject to any orders, decrees or injunctions issued by, or other arrangements with, any Governmental Entity or is subject to any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances; (vi) there are no circumstances or conditions involving the Company or any of its Subsidiaries that could reasonably be expected to cause the Company or any of its Subsidiaries to become subject to any claims, liability, investigations or costs, or to restrictions on the ownership, use or transfer of any property of the Company or any of its Subsidiaries, pursuant to any Environmental Law; and (vii) the Company and its Subsidiaries have all of the Environmental Permits necessary for the conduct and operation of the business as now being conducted, and all such permits are in good standing.

Section 3.13  Employee Benefit Plans.

(a) Section 3.13 of the Company Disclosure Letter sets forth a list, as of the date hereof, of all material employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all material bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance and other similar employee benefit plans, programs and agreements, and all material unexpired employment, individual consulting and severance agreements, written or otherwise, for the benefit of, or relating to, any current or former employee individual consultant or director of the Company or any Subsidiary of the Company or any trade or business (whether or not incorporated) which is a member of a group that includes, or which is under common control with, the Company or any Subsidiary of the Company, within the meaning of Section 414(b), (c), (m) or (o) of the Code, and all other material employee benefit plans under which the Company or any Subsidiary of the Company has or could reasonably be expected to have any liability or obligation, including any foreign plans, other than (i) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA) or (B) any plan, program, agreement or arrangement mandated by applicable Law (such plans, together with any plan, program, agreement or arrangement entered into or established after the date hereof, the “Company Employee Plans”).

(b) With respect to each Company Employee Plan, the Company has made available to Parent (if applicable), a true and correct copy of (i) the most recent annual report (Form 5500) filed with the IRS, (ii) such Company Employee Plan (or, if unwritten, a written description of the material terms thereof), (iii) each trust agreement and group annuity contract, if any, relating to such Company Employee Plan, (iv) the most recent actuarial report or valuation relating to such Company Employee Plan, and (v) the most recent summary plan description (and any summaries of material modifications) relating to such Company Employee Plan.

(c) With respect to the Company Employee Plans, individually and in the aggregate, no event has occurred, and, to the knowledge of the Company, there exists no condition or set of circumstances, in connection with which the Company or any Subsidiary of the Company could be subject to any liability that is reasonably likely to have a Company Material Adverse Effect under ERISA, the Code or any other applicable Law.

(d) With respect to the Company Employee Plans, individually and in the aggregate, there are no funded benefit obligations for which contributions have not been made or properly accrued and there are no unfunded benefit obligations which have not been accounted for by reserves, or otherwise properly reflected in accordance with generally accepted accounting principles, on the financial statements of the Company, which obligations, in either case, are reasonably likely to have a Company Material Adverse Effect.

(e) Except as disclosed in Company SEC Reports filed prior to the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to any oral or written (i) agreement with any officer or other employee of the Company or any of its Subsidiaries, the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company of the nature contemplated by this Agreement, or (ii) agreement or plan, including any stock option plan, stock appreciation right plan, phantom stock plan, restricted stock plan or stock purchase plan or incentive plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

(f) Section 3.13(f) of the Company Disclosure Letter contains a true and complete schedule, as of the date of this Agreement, of all benefits provided to, and all outstanding awards held by, officers or directors, or employees in the aggregate of the Company, including Company Stock Options and Company Restricted Shares, that are not disclosed in the Company SEC Reports and that will increase in value (other than as a result of changes in the trading value of the Parent Common Stock or the Company Common Stock), or accelerate in vesting or time of payment, as a result of the Merger or any of the other transactions contemplated in this Agreement.

(g) Except (i) as set forth in Section 3.13(g) of the Company Disclosure Letter, (ii) to comply with Section 409A of the Code or (iii) in the ordinary course of business consistent with past practice (and not in connection with, or in anticipation of or otherwise related to, the Merger and the transactions contemplated hereby), since January 1, 2007, neither the Company nor any Subsidiary has entered into any new, or modified or amended any existing employment agreement or Company Employee Plan.

(h) The treatment of Company Stock Options as set forth in Section 6.10(a) will not require the consent of any holder of any such Company Stock Option.

(i) Neither the Company nor any of its Subsidiaries has, during the six years prior to the date hereof, maintained or contributed to any plan that is: (i) covered by Title IV of ERISA; (ii) subject to the minimum funding requirements of Section 412 of the Code; (iii) a “multiemployer plan” as defined in Section 3(37) of ERISA; (iv) subject to Section 4063 or 4064 of ERISA; or (v) a multiple employer plan as defined in Section 413(c) of the Code.

(j) Neither the Company nor any of its Subsidiaries maintains or contributes to any plan that is funded by a voluntary employees’ beneficiary association within the meaning of Code Section 501(c)(9).

(k) After the date hereof, the Company will provide a good faith description (including identification of the recipient) of the estimated amount paid or payable (whether in cash, in property, or in the form of benefits, accelerated cash, property, or benefits, or otherwise) in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) that could be an “excess parachute payment” within the meaning of Section 280G of the Code.

(l) Except for the Grant Prideco, Inc. 401(k) Savings Plan and the Reed Hourly Thrift Plan, no Company Employee Plan holds any “qualifying employer securities” or “qualifying employer real estate”.

Section 3.14  Compliance With Laws.

(a) The Company and each of its Subsidiaries has complied with, is not in violation of, and has not received any notices of violation with respect to, any federal, state or local Law with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not had and are not reasonably likely to have a Company Material Adverse Effect.

(b) Except as would not be material to the Company, (i) no funds, assets or properties of the Company or any of its Subsidiaries have been used or offered for illegal purposes, (ii) none of the Company or any of its Subsidiaries or, to the knowledge of the Company, any director, officer, representative, agent or employee acting on behalf of the Company or any of its Subsidiaries: (A) has used any corporate funds for any unlawful contribution, gift, entertainment or anything of value relating to political activity; (B) has made any direct or indirect unlawful payment to any employee, agent, officer, director, representative or stockholder of a Governmental Entity or political party, or official or candidate thereof, or any immediate family member of the foregoing; or (C) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment in connection with the conduct of the business of the Company or any of its Subsidiaries, (iii) none of the Company or any of its Subsidiaries or, to the knowledge of the Company, any director, officer, representative, agent or employee of the Company or any of its Subsidiaries has received any bribes, kickbacks or other improper payments from vendors, suppliers or other persons and (iv) the Company has no knowledge that any payment made to a person would be, or has thereafter been, offered, given or provided to any foreign official, political party or official thereof, or to any candidate for public office.

Section 3.15  Tax Matters.  Neither the Company nor any of its Affiliates has taken or agreed to take any action which would prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.

Section 3.16  Registration Statement; Proxy Statement/Prospectus.  The information to be supplied in writing by the Company for inclusion in the registration statement on Form S-4 pursuant to which shares of Parent Common Stock issued in the Merger will be registered under the Securities Act (the “Registration Statement”) shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary in order to make the statements in the Registration Statement, in light of the circumstances under which they were made, not misleading. The information supplied in writing by the Company for inclusion in the proxy statement/prospectus (the “Proxy Statement”) to be sent to the Company’s stockholders in connection with the Company Stockholders’ Meeting shall not, on the date the Proxy Statement is first mailed to the Company’s stockholders, at the time of the Company Stockholders’ Meeting and at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Proxy Statement not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders’ Meeting which has become false or misleading. If at any time prior to the Effective Time any event relating to the Company or any of its Affiliates, officers or directors should be discovered by the Company which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, the Company shall promptly so inform Parent.

Section 3.17  Labor Matters.  As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is any such contract or agreement presently being negotiated. To the knowledge of the Company, as of the date of this Agreement, there are no, nor have there been in the last five years, material union organizing activities concerning employees of the Company or its Subsidiaries and there are no material campaigns being conducted to solicit cards from employees of the Company or its

Subsidiaries to authorize representation by any labor organization, nor is the Company or any of its Subsidiaries a party to, or bound by, any consent decree with, or citation by, any governmental agency relating to employees or employment practices. Nor, as of the date hereof, is the Company or any of its Subsidiaries the subject of any material proceeding before the National Labor Relations Board asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or seeking to compel it to bargain with any labor union or labor organization, and, as of the date of this Agreement, there is no pending or, to the knowledge of the Company, threatened material labor strike, dispute, walkout, work stoppage, slow-down or lockout involving the Company or any of its Subsidiaries.

Section 3.18  Insurance.  All material fire and casualty, general liability, business interruption, product liability, and sprinkler and water damage insurance policies maintained by the Company or any of its Subsidiaries are with reputable insurance carriers and are in character and amount at least equivalent to that carried by persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any such failures to maintain insurance policies that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect.

Section 3.19  No Existing Discussions.  As of the date hereof, the Company is not engaged, directly or indirectly, in any discussions or negotiations with any other party with respect to an Acquisition Proposal.

Section 3.20  Opinion of Financial Advisor.  The financial advisor of the Company, Credit Suisse Securities (USA) LLC, has delivered to the Company an opinion, dated the date of this Agreement, to the effect that the Merger Consideration is fair to the holders of Company Common Stock from a financial point of view.

Section 3.21  Anti-Takeover Laws.  The restrictions contained in Section 203 of the DGCL, as in effect on the date hereof, with respect to a “business combination” (as defined in DGCL Section 203) have been rendered inapplicable to the authorization, execution, delivery and performance of the Agreement by the Company and to the consummation of the Merger by the Company. As of the date hereof, no other “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation is applicable to the Company or (solely by reason of the Company’s participation therein) the Merger or the other transactions contemplated by this Agreement.

Section 3.22  Company Rights Plan.  Neither the Company nor any of its Subsidiaries has adopted a stockholder rights plan or “poison pill.”

Section 3.23  Sarbanes-Oxley Act.

(a) The Company and each of its officers and directors are in compliance with, and have complied, in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such Act (the “Sarbanes-Oxley Act”) and the Exchange Act and (ii) the applicable listing and corporate governance rules and regulations of The New York Stock Exchange. The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act); such disclosure controls and procedures are designed to provide that information relating to the Company, including its consolidated Subsidiaries, required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure, and such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. The Company’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to the Company’s auditors and the audit committee of the Board of Directors of the Company (x) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. The Company has established and maintains internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Management of the Company has completed its assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2006, and such assessment concluded that such controls were effective. Since December 31, 2006, any material change in internal control over financial reporting required to be disclosed in any Company SEC Reports has been so disclosed.

(b) Since January 1, 2007 and as of the date hereof, (A) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls relating to periods after December 31, 2006, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices (except for any of the foregoing received after the date of this Agreement that have no reasonable basis), and (B) to the knowledge of the Company, no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation, relating to periods after December 31, 2006 by the Company or any of its officers, directors, employees or agents to the Board of Directors of the Company or any committee thereof or to any director or executive officer of the Company.

Section 3.24  Brokers or Finders.  The Company represents, as to itself, its Subsidiaries and its Affiliates, that no agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement, except Credit Suisse Securities (USA) LLC, whose fees and expenses will be paid by the Company in accordance with the Company’s agreements with such firm.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company that the statements contained in this Article IV are true and correct except as set forth herein and in the disclosure letter delivered by Parent to the Company on or before the date of this Agreement (the “Parent Disclosure Letter”). The Parent Disclosure Letter shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article IV and the disclosure in any paragraph shall qualify other paragraphs in this Article IV only to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other paragraphs.

Section 4.01  Organization of Parent.  (a) Each of Parent and its Subsidiaries, including Merger Sub, is a corporation or unincorporated entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, has all requisite corporate or entity power to own, lease and operate its property and to carry on its business as now being conducted and as proposed to be conducted, and is duly qualified to do business and is in good standing as a foreign corporation or organization in each jurisdiction in which the failure to be so qualified would reasonably be expected to have a Parent Material Adverse Effect. Except as set forth in Parent SEC Reports filed prior to the date hereof, neither Parent nor any of its Subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any corporation, partnership, joint venture or other business association or entity, excluding securities in any publicly traded company held for investment by Parent or its Subsidiaries and comprising less than five percent (5%) of the outstanding stock of such company.

(b) Since the date of its incorporation, Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto. Merger Sub has no subsidiaries.

Section 4.02  Parent Capital Structure.

(a) The authorized capital stock of Parent consists of 500,000,000 shares of Parent Common Stock and 10,000,000 shares of Preferred Stock, $.01 par value (“Parent Preferred Stock”). As of December 13, 2007,

(i) 356,863,804 shares of Parent Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable, (ii) no shares of Parent Preferred Stock were issued and outstanding and (iii) no shares of Parent Common Stock and no shares of Parent Preferred Stock were held in the treasury of Parent or by Subsidiaries of Parent. As of December 13, 2007, a sufficient number of shares of Parent Common Stock were reserved for future issuance pursuant to warrants, stock options and other stock awards, and restricted stock awards granted and outstanding as of December 13, 2007 under Parent’s Long-Term Incentive Plan and inactive stock option plans that were acquired in connection with acquisitions of Dreco Energy Services, Ltd, IRI International, Corporation and Varco International, Inc. (collectively, the “Parent Stock Plans”). Except for (1) the issuance of shares of Parent Common Stock in connection with the Parent Stock Plans (including the exercise of warrants, stock options or other stock awards thereunder), or (2) as set forth in the Parent Disclosure Letter, no change in such capitalization has occurred between December 13, 2007 and the date of this Agreement. All shares of Parent Common Stock subject to issuance as specified above are duly authorized and, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be validly issued, fully paid and nonassessable. There are no obligations, contingent or otherwise, of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Parent Common Stock or the capital stock of any Subsidiary or to provide funds to or make any material investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity other than guarantees of obligations of Subsidiaries entered into in the ordinary course of business. Parent has not repurchased any outstanding shares of Parent Common Stock since December 13, 2007. All of the outstanding shares of capital stock of each of Parent’s Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and all such shares (other than directors’ qualifying shares in the case of foreign Subsidiaries) are owned by Parent or another Subsidiary of Parent free and clear of all Liens, agreements or limitations on Parent’s voting rights.

(b) As of the date hereof, except as set forth in this Section 4.02 or as reserved for future grants of securities under the Parent Stock Plans, there are no equity securities of any class of Parent or any securities exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding. As of the date hereof, except as set forth in this Section 4.02, there are no options, warrants, equity securities, calls, rights, commitments or agreements of any character to which Parent or any of its Subsidiaries is a party or by which it is bound obligating Parent or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of equity securities of any class of Parent or any of its Subsidiaries, or any securities exchangeable into or exercisable for such equity securities, or obligating Parent or any of its Subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, call, right, commitment or agreement. To the best knowledge of Parent, there are no voting trusts, proxies or other voting agreements or understandings with respect to the shares of capital stock of Parent.

Section 4.03  Authority; No Conflict; Required Filings and Consents.

(a) Each of Parent and Merger Sub have all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by each of Parent and Merger Sub have been duly authorized by all necessary corporate or company action on the respective part of each of Parent and Merger Sub. Parent, as the sole stockholder of Merger Sub, has adopted this Agreement. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and constitutes the valid and binding obligation of each of Parent and Merger Sub, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception. On or prior to the date hereof, the Board of Directors of Parent has unanimously adopted resolutions that have approved this Agreement and the Merger, and such resolutions, as of the date of this Agreement, have not been subsequently rescinded, modified or withdrawn in any way.

(b) The execution and delivery of this Agreement by each of Parent and Merger Sub does not, and the consummation of the transactions contemplated hereby will not, (i) conflict with, or result in any violation or breach of, any provision of the certificate of incorporation or by-laws of Parent or of the certificate of incorporation or bylaws of Merger Sub, (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation, give rise to any obligation to make an offer to purchase any debt instrument or give rise to any loss of any material benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, contract or other agreement, instrument or obligation to which Parent or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, or (iii) conflict with or violate any permit, concession, franchise, license, judgment, order, decree or Law applicable to Parent or any of its Subsidiaries or any of its or their properties or assets, except in the case of (ii) and (iii) for any such conflicts, violations, breaches, defaults, terminations, cancellations, obligations, losses or accelerations which are not, individually or in the aggregate, reasonably likely to have a Parent Material Adverse Effect.

(c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the pre-merger notification report under the HSR Act, (ii) the filing of the Registration Statement with the SEC in accordance with the Securities Act, (iii) the filing of the Certificate of Merger with the Delaware Secretary of State, (iv) the filing of the Proxy Statement with the SEC in accordance with the Exchange Act, (v) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities Laws and the Laws of any foreign country and the European Union, and (vi) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not be reasonably likely to have a Parent Material Adverse Effect.

Section 4.04  SEC Filings; Financial Statements.

(a) Parent has filed and made available to the Company all forms, reports and documents required to be filed by Parent with the SEC since January 1, 2004 (collectively, the “Parent SEC Reports”). Each of the Parent SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and (ii) did not at the time it was filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Parent SEC Report or necessary in order to make the statements in such Parent SEC Report, in the light of the circumstances under which they were made, not misleading. None of Parent’s Subsidiaries is required to file any forms, reports or other documents with the SEC.

(b) Each of the consolidated financial statements (including, in each case, any related notes) contained in the Parent SEC Reports complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and fairly presented in all material respects the consolidated financial position of Parent and its Subsidiaries as of the dates and the consolidated results of their operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year end adjustments which were not or are not expected to be material in amount. The audited balance sheet of Parent as of December 31, 2006 is referred to herein as the “Parent Balance Sheet.” For each period covered by the Parent SEC Reports, the books and records of Parent and its Subsidiaries have been, and are being, maintained, in all material respects, in accordance with generally accepted accounting principles, consistently applied, and all other legal and accounting requirements.

Section 4.05  No Undisclosed Liabilities.  Except as disclosed in the Parent SEC Reports filed prior to the date hereof, and except for normal or recurring Liabilities incurred since December 31, 2006 in the ordinary course of business consistent with past practices, Parent and its Subsidiaries do not have any Liabilities, either accrued, contingent or otherwise (whether or not required to be reflected in financial statements in accordance with generally accepted accounting principles), and whether due or to become due, which individually or in the aggregate are reasonably likely to have a Parent Material Adverse Effect.

Section 4.06  Absence of Certain Changes or Events.  Except as disclosed in the Parent SEC Reports filed prior to the date hereof, since the date of the Parent Balance Sheet, Parent and its Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice. Since the date of the Parent Balance Sheet, there has not been (i) any material adverse change in the financial condition, results of operations, business or properties of Parent and its Subsidiaries, taken as a whole, or any development or combination of developments of which the management of Parent is aware that, individually or in the aggregate, has had, or is reasonably likely to have, a Parent Material Adverse Effect, (ii) any damage, destruction or loss (whether or not covered by insurance) with respect to Parent or any of its Subsidiaries having a Parent Material Adverse Effect, (iii) except as disclosed in the Parent SEC Reports filed prior to the date hereof or as required by GAAP or applicable Law, any material change by Parent in its accounting methods, principles or practices to which the Company has not previously consented in writing, (iv) except as disclosed in the Parent SEC Reports filed prior to the date hereof, any revaluation by Parent of any of its assets having a Parent Material Adverse Effect, or (v) except as disclosed in the Parent SEC Reports filed prior to the date hereof, any material elections or changes in elections with respect to Taxes by Parent or any Subsidiary of Parent or settlement or compromise by Parent or any Subsidiary of Parent of any material Tax Liability or refund.

Section 4.07  Taxes.

(a) Parent and each of its Subsidiaries and any affiliated, combined or unitary group of which Parent or any of its Subsidiaries is or was a member have timely filed with the appropriate Tax authorities all Tax Returns required to be filed by them (taking into account extensions), except for any such returns which are not reasonably likely, individually or in the aggregate, to have a Parent Material Adverse Effect. All such Tax Returns are true, complete and correct in all respects, except for any such omissions or errors which are not reasonably likely, individually or in the aggregate, to have a Parent Material Adverse Effect. (b) Parent and each of its Subsidiaries have timely paid (or Parent has paid on its Subsidiaries’ behalf) all Taxes due and payable on all Tax Returns described in Section 4.07(a) herein or otherwise due by Parent and each of its Subsidiaries, except to the extent that such taxes otherwise due are not reasonable likely, individually or in the aggregate, to have a Parent Material Adverse Effect. Parent’s most recent consolidated financial statements reflect an adequate reserve for all Taxes (excluding any reserve for deferred Taxes established to reflect differences between book and Tax income) payable by Parent and its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements, except to the extent that any such Taxes are not reasonably likely, individually or in the aggregate, to have a Parent Material Adverse Effect.

(c) Neither the IRS nor any other Tax authority has asserted any claim for Taxes, or to the knowledge of the executive officers of Parent, is threatening to assert any claims for Taxes, which claims, individually or in the aggregate, are reasonably likely to have a Parent Material Adverse Effect. No audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes for which Parent or any of its Subsidiaries would be liable (other than those which are not reasonably likely, individually or in the aggregate, to have a Parent Material Adverse Effect), and no deficiencies for any Taxes (other than those which are not reasonably likely, individually or in the aggregate, to have a Parent Material Adverse Effect) have been proposed, asserted or assessed against Parent or any of its Subsidiaries that have not been fully paid or adequately provided for in the appropriate financial statements of Parent and its Subsidiaries, no requests for waivers of the time to assess any Taxes are pending, and, except as disclosed in the Parent Disclosure Letter, none of Parent or any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(d) Parent and each of its Subsidiaries have complied in all respects with all applicable Laws relating to the withholding of Taxes and have withheld or collected and paid over to the appropriate governmental authorities (or are properly holding for such payment) all Taxes required by Law to be withheld or collected.

(e) There are no Liens for Taxes upon the assets of Parent or any of its Subsidiaries (other than Liens for current Taxes that are not yet due and payable or Liens for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been provided in Parent’s most recent consolidated financial statements), except for Liens which are not reasonably likely, individually or in the aggregate, to have a Parent Material Adverse Effect.

(f) Neither Parent nor any of its Subsidiaries has liability for the Taxes of any person other than Parent and its Subsidiaries (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), (ii) as a transferee or successor, (iii) by contract, or (iv) otherwise, except, in each case, where such liabilities are not reasonably likely, individually or in the aggregate, to have a Parent Material Adverse Effect.

(g) Neither Parent nor any of its Subsidiaries is a party to, is bound by or has any obligation under any Tax sharing, Tax allocation or Tax indemnity agreement or similar arrangements, other than with respect to any such agreement or arrangement among Parent and any of its Subsidiaries.

(h) Neither Parent nor any of its Subsidiaries has distributed the stock of any corporation in a transaction satisfying the requirements of Section 355 of the Code (or any similar provision of state or local Law) during the two-year period ending on the date of this Agreement, and neither the stock of Parent nor the stock of any of its Subsidiaries has been distributed in a transaction satisfying the requirements of Section 355 of the Code during the two-year period ending on the date of this Agreement and no such distribution otherwise constitutes part of a “plan” or “series of related transactions” within the meaning of Section 355(e) that includes the Merger.

(i) Neither Parent nor any of its Subsidiaries has executed or entered into with the IRS or any Taxing authority a closing agreement pursuant to Section 7121 of the Code or any similar provision of state or local income Tax Law that relates to Parent or any of its Subsidiaries.

Section 4.08  Agreements and Contracts.

Except as set forth in Section 4.08(a) of the Parent Disclosure Letter, as of the date hereof, there is no contract, agreement or understanding that is material to the business, properties, assets, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole, that is required to be filed as an exhibit to any Parent SEC Report filed with the SEC subsequent to December 31, 2006 that is not filed as required by the Securities Act or the Exchange Act, as the case may be (any such contract, agreement or understanding whether or not so filed, a “Parent Material Contract”). Except as would not individually or in the aggregate have a Parent Material Adverse Effect, each Parent Material Contract is a valid and binding obligation of Parent or one of its Subsidiaries and is in full force and effect and enforceable against Parent or one of its Subsidiaries and, to the knowledge of Parent, the other party or parties thereto, in each case in accordance with its terms, other than any Parent Material Contract which is by its terms no longer in force or effect and except as enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and is subject to general principles of equity. Parent is not in violation or breach of or in default under any Parent Material Contract, nor to Parent’s knowledge is any other party to any such Parent Material Contract, except to the extent any such violation, breach or default would not individually or in the aggregate have a Parent Material Adverse Effect.

Section 4.09  Litigation.  There is no action, suit or proceeding, claim, arbitration or investigation against Parent or any of its Subsidiaries pending or as to which Parent or any of its Subsidiaries has received any written notice of assertion, which, individually or in the aggregate, is reasonably likely to have a Parent Material Adverse Effect.

Section 4.10  Compliance With Laws.

(a) Parent and each of its Subsidiaries has complied with, is not in violation of, and has not received any notices of violation with respect to, any federal, state or local Law with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not had and are not reasonably likely to have a Parent Material Adverse Effect.

(b) Except as would not be material to Parent, (i) no funds, assets or properties of Parent or any of its Subsidiaries have been used or offered for illegal purposes, (ii) none of Parent or any of its Subsidiaries or, to the knowledge of Parent, any director, officer, representative, agent or employee acting on behalf of Parent or any of its Subsidiaries: (A) has used any corporate funds for any unlawful contribution, gift, entertainment or anything of value relating to political activity; (B) has made any direct or indirect unlawful payment to any employee, agent, officer, director, representative or stockholder of a Governmental Entity or political party, or official or candidate thereof, or any immediate family member of the foregoing; or (C) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment in connection with the conduct of the business of Parent or any of its Subsidiaries, (iii) none of Parent or any of its Subsidiaries or, to the knowledge of Parent, any director, officer, representative, agent or employee of Parent or any of its Subsidiaries has received any bribes, kickbacks or other improper payments from vendors, suppliers or other persons and (iv) Parent has no knowledge that any payment made to a person would be, or has thereafter been, offered, given or provided to any foreign official, political party or official thereof, or to any candidate for public office.

Section 4.11  Tax Matters.  Neither Parent nor any of its Affiliates has taken or agreed to take any action which would prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.

Section 4.12  Registration Statement; Proxy Statement/Prospectus.  The information in the Registration Statement (except for information supplied in writing by the Company for inclusion in the Registration Statement, as to which Parent makes no representation) shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary in order to make the statements in the Registration Statement, in light of the circumstances under which they were made, not misleading. The information supplied in writing by Parent and Merger Sub for inclusion in the Proxy Statement shall not, on the date the Proxy Statement is first mailed to the Company’s stockholders, at the time of the Company Stockholders’ Meeting and at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Proxy Statement not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders’ Meeting which has become false or misleading. If at any time prior to the Effective Time any event relating to Parent or Merger Sub or any of their respective Affiliates, officers or directors should be discovered by Parent or Merger Sub which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, Parent shall promptly so inform the Company.

Section 4.13  Opinion of Financial Advisor.  The financial advisor of Parent, Goldman, Sachs & Co., has delivered to Parent an opinion, dated the date of this Agreement, to the effect that the Merger Consideration is fair to Parent from a financial point of view.

Section 4.14  Rights Plan.  Neither Parent nor any of its Subsidiaries has adopted a stockholder rights plan or “poison pill”.

Section 4.15  Sarbanes-Oxley Act.

(a) Parent and each of its officers and directors are in compliance with, and have complied, in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and the Exchange Act and (ii) the applicable listing and corporate governance rules and regulations of The New York Stock Exchange. Parent has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act); such disclosure controls and procedures are designed to provide that information relating to Parent, including its consolidated Subsidiaries, required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is accumulated and communicated to Parent’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure, and such disclosure controls and procedures are effective to ensure that information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Parent’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to Parent’s auditors and the audit committee of the Board of Directors of Parent (x) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial data and have identified for Parent’s auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls. Parent has established and maintains internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Management of Parent has completed its assessment of the effectiveness of Parent’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2006, and such assessment concluded that such controls were effective. Since December 31, 2006, any material change in internal control over financial reporting required to be disclosed in any Parent SEC Reports has been so disclosed.

(b) Since January 1, 2007 and as of the date hereof, (A) neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any director, officer, employee, auditor, accountant or representative of Parent or any of its Subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls relating to periods after December 31, 2006, including any material complaint, allegation, assertion or claim that Parent or any of its

Subsidiaries has engaged in questionable accounting or auditing practices (except for any of the foregoing received after the date of this Agreement that have no reasonable basis), and (B) to the knowledge of Parent, no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation, relating to periods after December 31, 2006 by Parent or any of its officers, directors, employees or agents to the Board of Directors of Parent or any committee thereof or to any director or executive officer of Parent.

Section 4.16  Brokers or Finders.  Parent represents, as to itself, its Subsidiaries and its Affiliates, that no agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement, except Goldman, Sachs & Co., whose fees and expenses will be paid by Parent in accordance with Parent’s agreements with such firm.

Section 4.17  Sufficient Funds.  Parent has, and will at the Closing and from time to time thereafter as required by this Agreement have, access to sufficient cash resources to pay the cash amounts required to be paid by Parent, Merger Sub and the Survivor under this Agreement.

ARTICLE V.
CONDUCT OF BUSINESS

Section 5.01  Covenants of the Company.  During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, the Company agrees as to itself and its Subsidiaries (except to the extent that Parent shall otherwise consent in writing, which consent shall not be unreasonably withheld or delayed), to carry on its business in the usual, regular and ordinary course in substantially the same manner as previously conducted, to pay its debts and Taxes when due subject to good faith disputes over such debts or Taxes, to pay or perform its other obligations when due, and, to the extent consistent with such business, to use all reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, and others having material business dealings with it. The Company shall promptly notify the Parent in writing of any material event or occurrence not in the ordinary course of business of the Company. Except as expressly contemplated by this Agreement or as set forth in Section 5.01 of the Company Disclosure Letter, the Company shall not (and shall not permit any of its Subsidiaries to), without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed):

(a) Accelerate, amend or change the period of exercisability or vesting of options, stock purchase rights, restricted stock or other stock awards granted under the Company Stock Plans, or authorize cash payments in exchange for any options, stock purchase rights, restricted stock or other stock awards granted under the Company Stock Plans, except as required by the terms of the Company Stock Plans or any related agreements in effect as of the date of this Agreement;

(b) Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or purchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants at a price not greater than the then current fair market value in accordance with agreements providing for the repurchase of shares in connection with any termination of service to such party;

(c) Grant, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock (including Company Common Stock held in treasury) or securities convertible into shares of its capital stock, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue, any such shares or other convertible securities, other than (i) the issuance of shares of Company Common Stock pursuant to the exercise of options, stock purchase rights, restricted stock or other stock awards outstanding on the date of this Agreement, or granted, issued or awarded after the date of this Agreement in accordance with this subsection (c), or pursuant to the ESPP, (ii) as required to comply with any Company Employee Plan or any other contractual arrangement as in effect on the date of this Agreement, (iii) the issuance of Company Stock Equivalents pursuant to the Deferred Compensation Plans and (iv) grants of Company Stock Options with an exercise price per share of Company Common Stock no less than the fair market value of a share of Company Common Stock as of the relevant date of grant and issuances of Company Restricted Shares under the Company Stock Plans (A) to any officer or employee of the Company or any of its Subsidiaries in connection with the assumption by such officer or employee of material new or additional responsibilities, (B) in connection with new hires, (C) to respond to offers of employment made by third parties and (D) to any officer or employee of the Company or any of its Subsidiaries in the ordinary course of business in accordance with past practice, in each case following consultation with Parent and provided that the amounts so granted shall not exceed the amounts granted to such persons (or persons similarly situated in the case of new or additional responsibilities or new hires) during 2007.

(d) Acquire or agree to acquire by merging or consolidating with, or by purchasing an equity interest in or any of the assets of, or by any other manner, any business or any corporation, partnership or other business organization or division, or otherwise acquire or agree to acquire any assets (other than inventory and other items in the ordinary course of business), except for all such acquisitions involving aggregate consideration of not more than $50 million;

(e) Except for transactions among the Company and its Subsidiaries, redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock or any options, warrants or rights to acquire any of its capital stock or any security convertible into or exchangeable for its capital stock other than (i) the acquisition by the Company of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Stock Options in order to pay the exercise price of the Company Stock Options, (ii) the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to awards granted pursuant to the Company Stock Plans, (iii) the acquisition by the Company of Company Stock Options, Company Restricted Shares and Company Stock Equivalents in connection with the forfeiture of such awards, (iv) the acquisition by the trustee of the Company 401(k) Plan of shares of Company Common Stock in order to satisfy participant investment elections under the Company 401(k) Plan or (v) any acquisition, directly or indirectly, of any shares of its capital stock from any former employee, director or consultant at a price not greater than the then current fair market value in accordance with agreements in effect on the date of this Agreement providing for the repurchase of shares in connection with any termination of service to such party;

(f) Sell, lease, license or otherwise dispose of any of its properties or assets, other than (i) sales or dispositions of assets in the ordinary course of business or as may be required by applicable Law, (ii) sales of inventory and other current assets in the ordinary course of business, (iii) sales or dispositions of assets in one or a series of related transactions having an aggregate value of $25 million or less or (iv) divestitures pursuant to Section 6.05;

(g) (i) Increase or agree to increase the compensation or benefits payable or to become payable to the directors, officers or employees of the Company or any of its Subsidiaries, except (A) for increases in cash compensation (including bonuses) of such officers or employees in the ordinary course of business in accordance with past practices and following consultation with Parent, (B) as provided under any Company Employee Plan or any other contractual arrangement as in effect on the date of this Agreement, (C) in connection with the assumption by such officer or employee of material new or additional responsibilities and following consultation with Parent and provided that the amounts so granted, combined with such officer’s or employee’s existing compensation and benefits, shall not exceed the aggregate amount of compensation of the person similarly situated after taking into account such new or additional responsibilities, or (D) to respond to offers of employment made by third parties; (ii) other than as specifically set forth in Section 5.01(g) of the Company Disclosure Letter, grant any additional severance or termination pay to, or enter into any employment or severance agreements with, any employees or officers, other than (A) payments or agreements paid to or entered into with employees (other than executive officers) in the ordinary course of business in accordance with past practices and following consultation with Parent or (B) as provided under any Company Employee Plan or any other contractual arrangement as in effect on the date of this Agreement, (iii) establish, adopt, enter into or materially and adversely amend any collective bargaining agreement (other than as required by Law) or (iv) establish, adopt, enter into, materially amend or terminate any Company Employee Plan (except for any amendments in order to comply with applicable Law (including Section 409A of the Code) or as expressly permitted by clause (i) or (ii) of this Section 5.01(g));

(h) Amend or propose to amend its charter or by-laws;

(i) Incur any indebtedness for borrowed money other than (i) borrowings pursuant to credit agreements in effect as of the date hereof or replacement credit agreements on substantially similar terms as the Company’s credit agreements in effect as of the date hereof and having aggregate borrowing capacity not to exceed 150% of the Company’s borrowing capacity under its existing credit agreements and (ii) seller financings in connection with acquisitions permitted by this Section 5.01;

(j) Enter into any agreement or arrangement that limits or otherwise restricts the Company or any of its Subsidiaries or any of their respective affiliates or any successor thereto from engaging or competing in any line of business or in any geographic area;

(k) Change any method or principle of financial accounting in a manner that is inconsistent with past practice, except to the extent required by GAAP or change in Law as advised by the Company’s regular independent accountants, make, change or revoke any material Tax election, settle or compromise any material Tax Liability or refund, enter into any closing agreement with respect to material Taxes, agree to any adjustment of any material Tax attribute, file or surrender any claim for a material refund of Taxes, execute or consent to any waivers extending the statutory period of limitations with respect to the collection or assessment of material Taxes, file any material amended Tax Return or obtain any material Tax ruling;

(l) Make or commit to make any capital expenditures other than in the ordinary course of business;

(m) Take any action that is intended or would reasonably be expected to result in any of the conditions to the Merger in Article VII not being satisfied;

(n) Take, or agree in writing or otherwise to take, any of the actions described in paragraphs (a) through (m) above;

(o) Take any action to exempt or make not subject to (1) the provisions of Section 203 of the DGCL or (2) any other state takeover statute or state Law that purports to limit or restrict business combinations or the ability to acquire or vote shares, any person (other than Parent and its Subsidiaries) or any action taken thereby, which person or action would have otherwise been subject to the restrictive provisions thereof and not exempt therefrom; or

(p) Repay indebtedness for borrowed money with the proceeds from any assets sold other than in the ordinary course of business.

Nothing contained in this Agreement shall give to Parent, directly or indirectly, rights to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

Section 5.02  Covenants of Parent.  Except as expressly contemplated by this Agreement or as set forth in Section 5.02 of the Parent Disclosure Letter, Parent shall not (and shall not permit any of its Subsidiaries to), without the prior written consent of the Company (which consent shall not be unreasonably withheld or delayed):

(a) Solely in the case of Parent, declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

(b) Acquire or agree to acquire by merging or consolidating with, or by purchasing an equity interest in or any of the assets of, or by any other manner, any business or any corporation, partnership or other business organization or division, or otherwise acquire or agree to acquire any assets (other than inventory and other items in the ordinary course of business), or take any other action, in any such case that could reasonably be expected to delay, prevent or interfere with the consummation of the Merger;

(c) Amend or propose to amend its charter or by-laws in a manner that would reasonably be expected to adversely impact (i) the consummation of the Merger or (ii) the Company or its stockholders, other than in the same respect as all other holders of Parent Common Stock;

(d) Change any method or principle of financial accounting in a manner that is inconsistent with past practice, except to the extent required by GAAP or change in Law as advised by Parent’s regular independent accountants, make or change any material tax election, or settle or compromise any material Tax Liability or refund;

(e) Take any action that is intended or would reasonably be expected to result in any of the conditions to the Merger in Article VII not being satisfied; or

(f) Take, or agree in writing or otherwise to take, any of the actions described in paragraphs (a) through (e) above.

Nothing contained in this Agreement shall give the Company, directly or indirectly, rights to control or direct Parent’s operations prior to the Effective Time. Prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

Section 5.03  Cooperation.  Subject to compliance with applicable Law, from the date hereof until the Effective Time, each of the Company and Parent shall confer on a regular and frequent basis with one or more Representatives of the other party to report on the general status of ongoing operations.

ARTICLE VI.
ADDITIONAL AGREEMENTS

Section 6.01  No Solicitation.

(a) Neither the Company nor any of its Subsidiaries nor any of the officers, directors or employees of the Company or its Subsidiaries shall, and the Company shall use all reasonable best efforts to cause its and its Subsidiaries’ attorneys, accountants, investment bankers, financial advisors and other agents and representatives (collectively, “Representatives”) not to, and on becoming aware of it will use its best efforts to stop any such person from continuing to, directly or indirectly, (i) solicit, initiate, knowingly encourage, or facilitate (including by way of furnishing information) any inquiries, proposals or offers that constitute, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) engage in any negotiations or discussions concerning, or provide any non-public information of the Company or its Subsidiaries to any person relating to, or take any other action to facilitate any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal (other than informing persons of the existence of the provisions contained in this Section 6.01), or (iii) enter into any agreement, arrangement or understanding (other than a confidentiality agreement entered into in accordance with this Section 6.01(a)) contemplating or relating to any Acquisition Proposal or requiring the Company to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement; provided, however, that, prior to receipt of the Company Stockholder Approval, nothing contained in this Agreement shall prevent the Company, or its Board of Directors, from (A) furnishing non-public information to, or entering into discussions or negotiations with, any person in connection with a bona fide written Acquisition Proposal by such person, if and only to the extent that (1) such Acquisition Proposal was made after the date of this Agreement and shall not have been withdrawn, (2) such Acquisition Proposal was not solicited, initiated, knowingly encouraged or facilitated after the date of this Agreement in breach of, and did not otherwise result from a breach of, this Section 6.01(a), (3) the Board of Directors of the Company determines in good faith, after consultation with its outside counsel and financial advisors, that such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal, (4) prior to furnishing such non-public information to, or entering into discussions or negotiations with, such person, the Company receives from such person an executed confidentiality agreement with terms as to confidentiality no less favorable in all material respects to the Company than those contained in the Confidentiality Agreement dated April 25, 2007 between the Company and Parent (the “Confidentiality Agreement”), and (5) prior to furnishing such non-public information or providing access to its properties, books or records, the Company has complied with the provisions of Section 6.01(b); (B) complying with Rule 14e-2 or Rule 14d-9 promulgated under the Exchange Act with regard to an Acquisition Proposal; provided that, with respect to this clause (B), any Change of Recommendation is made in compliance with Section 6.01(e); or (C) taking any action permitted to be taken pursuant to the last sentence of Section 6.01(c). The Company agrees that, in the event that it receives a Superior Proposal, for the four Business Day period commencing on the date on which it delivers notice of such Superior Proposal to Parent in accordance with Section 6.01(b), it shall, if requested by Parent, negotiate in good faith with, and cause its financial and legal advisors to negotiate in good faith with, Parent to attempt to make such adjustments in the terms and conditions of this Agreement as would enable the Company to proceed with the transactions contemplated herein (it being understood and agreed that any amendment to the financial terms or any other material term of any such Superior Proposal shall require a new notice to Parent regarding such Superior Proposal and a new four Business Day period and related negotiation obligation).

(b) The Company shall notify Parent promptly in writing after receipt (and in any event within one Business Day) by the Company (or its Representatives) of any Acquisition Proposal, any inquiries or contacts that are reasonably likely to lead to an Acquisition Proposal, or any request for non-public information or access to the properties, books or records of the Company relating to or which could reasonably be expected to lead to an Acquisition Proposal. Such notice shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact. The Company shall (i) continue to keep Parent informed, on a prompt basis (and in any event within two Business Days), of the status of any material developments (including any changes or adjustments made to or proposed to be made to the terms of any such Acquisition Proposal), (ii) provide to Parent promptly (and in any event within two Business Days) after receipt or delivery thereof with copies of the Acquisition Proposal (including any amendments or supplements thereto); provided that the Company shall not be required to disclose its internal analyses relating to any such Acquisition Proposal, and (iii) provide to Parent a list of, and copies of, the due diligence information provided to the person making such inquiry, contact, proposal, offer or request concurrently with delivery to such person and immediately provide Parent with access to all due diligence information to which the person making such inquiry, contact, proposal, offer or request was provided access (except for any such information previously provided to Parent). The Company shall promptly provide to Parent reasonable advance written notice of any scheduled meeting of the Board of Directors of the Company to make a determination that an Acquisition Proposal is a Superior Proposal.

(c) The Company shall immediately cease and cause to be terminated all existing activities, discussions or negotiations by it, its Subsidiaries and their respective Representatives with any person other than Parent conducted heretofore with respect to any Acquisition Proposal. The Company also agrees, if it has not already done so, to promptly request each person, if any, that has heretofore executed a confidentiality agreement within 12 months prior to the date hereof in connection with any Acquisition Proposal to return or destroy all confidential information heretofore furnished to such person by or on behalf of it or its Subsidiaries. The Company shall not modify, amend or terminate, or waive, assign or release any material rights or claims, or grant any consent under, any confidentiality agreement relating to any Acquisition Proposal or otherwise under any standstill or similar agreement or fail to fully enforce any such agreement upon the request of Parent. Notwithstanding the foregoing, the Company may grant a consent or waiver under, or otherwise fail to enforce, any such agreement in order to permit a person to make an unsolicited (after the date of this Agreement) Acquisition Proposal to the Company provided that the Company has otherwise complied with this Section 6.01, that upon any grant of waiver or consent, Parent is promptly notified of such waiver or consent and that the Company shall have similarly waived or modified any similar provision in the Confidentiality Agreement as it relates to Parent.

(d) The Company shall take such action as is necessary to inform promptly its Representatives of the provisions of this Section 6.01. The Company agrees that any violation of Section 6.01 by any of the Company’s Subsidiaries or any of the Representatives shall be deemed to be a breach of Section 6.01 by the Company.

(e) Neither the Board of Directors of the Company nor any committee thereof shall (i) fail to make, withdraw or modify in a manner adverse to Parent, or publicly propose to withdraw or modify in a manner adverse to Parent, the Company Recommendation, (ii) approve any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to any Acquisition Proposal or (iii) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal. Notwithstanding the foregoing provisions of Section 6.01(a) and this Section 6.01(e), if, prior to receipt of the Company Stockholder Approval, (w) the Company’s Board of Directors shall have determined in good faith, after consultation with outside counsel, that the failure to take the actions described in clauses (A) and/or (B) below would be inconsistent with its fiduciary duties under applicable Law, (x) the Company’s Board of Directors has notified Parent in writing of the determination described in clause (w), which notice shall specify in reasonable detail the material events giving rise thereto, (y) at least four Business Days following receipt by Parent of the notice referred to in clause (x) above, and taking into account any revised proposal made by Parent since receipt of the notice referred to in clause (x) above, the Company’s Board of Directors maintains its determination described in clause (w) above, provided, that, during such period after receipt by Parent of such notice, the Company has, if requested by Parent, negotiated in good faith with, and caused the Company’s financial and legal advisors to negotiate in good faith with, Parent to attempt to make such adjustments in the terms and conditions of this Agreement as would enable the Company to proceed with the transactions contemplated herein, and (z) the Company is in compliance with this Section 6.01, the Company’s Board of Directors may (A) fail to make, withdraw or modify the Company Recommendation (a “Change of Recommendation”) and/or (B) upon termination of this Agreement in accordance with Section 8.01(h) and concurrent payment of the termination fee in accordance with Section 8.03, approve and enter into an agreement relating to an Acquisition Transaction that constitutes a Superior Proposal. Nothing in this Section 6.01 shall permit the Company to terminate this Agreement except as specifically provided in Article VIII or affect any other obligation of the Company under this Agreement.

(f) Nothing contained in Section 6.01 or otherwise in this Agreement shall prohibit the Company from making any disclosure to its stockholders if, in the good faith judgment of its Board of Directors, after consultation with outside legal counsel, failure so to disclose would result in a breach of applicable Law (including Delaware Law and the federal securities Laws).

Section 6.02  Proxy Statement/Prospectus; Registration Statement.

(a) As promptly as practical after the date of this Agreement, the Company and Parent shall prepare and file with the SEC the Proxy Statement, and Parent shall prepare and file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus. The Company and Parent shall use all reasonable efforts to cause the Registration Statement to become effective as soon after such filing as practical. The Proxy Statement, and any amendment or supplement thereto, shall include the Company Recommendation, subject to Section 6.01(e). The parties shall notify each other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or the Registration Statement or for additional information and shall supply each other with copies of all correspondence between such or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement, the Registration Statement or the Merger. If, at any time prior to the receipt of the Company Stockholder Approval, any event occurs with respect to the Company, Parent or any of their respective Subsidiaries, or any change occurs with respect to other information supplied by a party for inclusion in the Proxy Statement or the Registration Statement, which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Registration Statement, such party shall promptly notify the other party of such event, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and the Registration Statement and, as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders.

(b) The Company and Parent shall make all necessary filings with respect to the Merger under the Securities Act, the Exchange Act, applicable state blue sky Laws and the rules and regulations thereunder.

Section 6.03  Access to Information.  Upon reasonable notice, Parent and the Company shall each (and shall cause each of their respective Subsidiaries to) afford to the Representatives of the other reasonable access, during normal business hours during the period prior to the Effective Time or the termination of this Agreement, to its properties, books, contracts, commitments and records and, during such period, each of Parent and the Company shall (and shall cause each of their respective Subsidiaries to) furnish promptly to the other (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities Laws and (b) all other information concerning its business, properties and personnel as such other party may reasonably request. Unless otherwise required by Law, the parties will hold any information obtained pursuant to this Section 6.03 in confidence in accordance with the Confidentiality Agreement. No information or knowledge obtained in any investigation pursuant to this Section 6.03 shall affect or be deemed to modify any representation or warranty contained in this Agreement or the conditions to the obligations of the parties to consummate the Merger. Notwithstanding the foregoing or Section 6.05, neither the Company nor Parent shall be required to (a) provide any information which it reasonably believes it may not provide to the other party by reason of contractual or legal restrictions, including applicable Law (and in such circumstances, the parties shall use their reasonable best efforts to make reasonable and appropriate substitute disclosure arrangements), or which it believes is competitively sensitive information, or (b) take any action that would jeopardize any attorney-client privilege of such party or its Subsidiaries (and in such circumstances, the parties shall use their reasonable best efforts to make reasonable and appropriate substitute disclosure arrangements). In addition, the Company and Parent may designate any competitively sensitive information provided to the other under this Agreement as “outside counsel only” and such information shall be given only to outside counsel of the recipient. Each party will use reasonable efforts to minimize any disruption to the businesses of the other party and its Subsidiaries which may result from the requests for access, data and information hereunder.

Section 6.04  Stockholders Meeting.  (a) The Company shall, as promptly as practicable after the date hereof, take all actions necessary in accordance with federal securities laws, the DGCL and its certificate of incorporation and by-laws to call, give notice of, convene and hold the Company Stockholders’ Meeting to be held on the earliest practicable date determined in consultation with Parent for the purpose of voting upon this Agreement and the Merger. Subject to Section 6.01(a) and Section 6.01(e) and unless there has been a Change of Recommendation, the Company shall use all reasonable efforts to solicit from stockholders of the Company proxies in favor of the adoption of this Agreement and the Merger. Notwithstanding any Change of Recommendation, the Company shall nevertheless submit this Agreement and the Merger to the stockholders of the Company for the purpose of obtaining the Company Stockholder Approval at the Company Stockholders’ Meeting and nothing contained herein shall be deemed to relieve the Company of such obligation, unless this Agreement shall have been terminated in accordance with its terms prior to the Company Stockholders’ Meeting. Other than a Superior Proposal that the Board of Directors of the Company has resolved to accept and given notice to Parent of in accordance with Section 8.01(h), the Company shall not submit to the vote of its stockholders any Acquisition Proposal; provided, that the foregoing shall not affect any rights set forth in Section 6.01.

Section 6.05  Appropriate Actions; Consents; Filings.

(a) The Company and Parent shall each use their reasonable best efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary and proper under applicable Law to consummate and make effective the transactions contemplated hereby as promptly as practicable, (ii) obtain from any Governmental Entity or any other third party any consents, licenses, permits, waivers, approvals, authorizations, or orders required to be obtained or made by the Company or Parent or any of their Subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby including the Merger, and (iii) as promptly as practicable, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (A) the Securities Act and the Exchange Act, and any other applicable federal or state securities Laws, (B) the HSR Act and any related governmental request thereunder, and (C) any other applicable Law. The Company and Parent shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith. Subject to Section 6.03, Parent and the Company shall use their reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable Law (including all information required to be included in the Proxy Statement and the Registration Statement) in connection with the transactions contemplated by this Agreement.

(b) The Company and Parent agree, and shall cause each of their respective Subsidiaries, to cooperate and to use their reasonable best efforts to obtain any government clearances or approvals required for Closing under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other Federal, state or foreign Law or, decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade (collectively “Antitrust Laws”), to obtain the expiration of any applicable waiting period under any Antitrust Laws, to respond to any government requests for information under any Antitrust Law, and to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) (an “Order”) that restricts, prevents or prohibits the consummation of the Merger or any other transactions contemplated by this Agreement under any Antitrust Law. The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any Antitrust Law. Notwithstanding anything to the contrary in this Section 6.05, neither the Company nor Parent nor any of their respective Subsidiaries shall be required (i) to divest or hold separate any of their respective businesses, product lines or assets, or to take or agree to take any other action or agree to any limitation, that, in any such case, would reasonably be expected to have a material adverse effect on the financial condition, results of operations or prospects of either Parent and its Subsidiaries, taken as a whole, or the Company and its Subsidiaries, taken as a whole, or (ii) to agree to or effect any divestiture, hold separate any business or take any other action that is not conditioned on the consummation of the Merger.

(c) Each of Parent and the Company shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, their reasonable efforts to obtain any third party consents related to or required in connection with the Merger that are (i) necessary to consummate the transactions contemplated hereby, (ii) disclosed or required to be disclosed in the Parent Disclosure Letter or the Company Disclosure Letter, as the case may be, or (iii) required to prevent a Parent Material Adverse Effect or a Company Material Adverse Effect from occurring prior to or after the Effective Time. If any party shall fail to obtain any consent from a third person described in this subsection (c), such party shall use its reasonable efforts, and shall take any such actions reasonably requested by the other party hereto, to limit the adverse effect upon the Company and Parent, their respective Subsidiaries, and their respective businesses resulting, or that could reasonably be expected to result after the Effective Time, from the failure to obtain such consent.

(d) Each of the Company and Parent shall give prompt notice to the other of (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Merger, (ii) any notice or other communication from any Governmental Entity in connection with the Merger (including any filings, correspondence or other communication with the SEC), (iii) any actions, suits, claims, investigations or proceedings commenced or threatened in writing against, relating to or involving or otherwise affecting the Company, Parent, Merger Sub or their respective Subsidiaries that relate to the consummation of the Merger and (iv) if there has been a material change in its current or future business, financial condition or results of operations or any event or condition that might reasonably be expected to cause or result in any of its representations or warranties contained herein to be untrue or inaccurate in any material respect or to materially delay or impede the ability of any of the Company, Parent or Merger Sub, respectively, to consummate the transactions contemplated by this Agreement or to fulfill their respective obligations set forth herein. In furtherance and not in limitation of the covenants of the Company herein, the Company shall promptly advise Parent orally and in writing of any litigation, arbitration, suit, claim, action, charge or proceeding brought by any stockholder of the Company against the Company and/or its directors relating to this Agreement, including the Merger, and shall keep Parent reasonably informed regarding any such matters. The Company shall give Parent the opportunity to participate in the defense or settlement of any such matter, shall consider in good faith Parent’s advice with respect to such matter and shall not settle any such matter without the prior written consent of Parent (which consent shall not be unreasonably delayed or withheld). In addition, prior to the termination of this Agreement pursuant to Article VIII, except as required by Law, the Company shall not voluntarily cooperate with any third party that may hereafter seek to restrain or prohibit or otherwise oppose the transactions contemplated by this Agreement, including the Merger, and shall cooperate with Parent to resist any such effort to restrain or prohibit or otherwise oppose the transactions contemplated by this Agreement, including the Merger; provided, however, that this sentence shall in no way restrict the rights of the Company and its Board of Directors under Section 6.01.

Section 6.06  Public Disclosure.  The Company and Parent shall agree on the form and content of the initial joint press release regarding the transactions contemplated hereby, and thereafter shall consult with each other before issuing any press release or otherwise making any public statement with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by Law or the rules and regulations of the NYSE.

Section 6.07  Rule 145.  Prior to the filing of the Joint Proxy Statement with the SEC, the Company will provide to Parent a list of those persons who are, in the Company’s reasonable judgment, “affiliates” of the Company within the meaning of Rule 145 promulgated under the Securities Act (“Rule 145”). The Company shall provide such information and documents as Parent shall reasonably request for purposes of reviewing such list and shall notify Parent in writing regarding any change in the identity of its “affiliates” for purposes of Rule 145 prior to the Closing Date. The Company shall use its reasonable efforts to deliver or cause to be delivered to Parent by the Effective Time from each person identified as an “affiliate” for purposes of Rule 145 an executed affiliate agreement in substantially a form as mutually agreed to by the Company and Parent, by which each such person agrees to comply with the applicable requirements of Rule 145 (an “Affiliate Agreement”). Parent will not be required to maintain the effectiveness of the Registration Statement for the purpose of resales by stockholders of the Company who may be affiliates of the Company pursuant to Rule 145 and shall be entitled to place appropriate legends on the certificates evidencing any Parent Common Stock to be received by such affiliates of the Company pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Parent Common Stock, consistent with the terms of the Affiliate Agreements (provided that such legends or stop transfer instructions shall be removed, two years after the Closing Date, upon the request of any stockholder that is not then an Affiliate of Parent). This Section 6.07 shall automatically become inoperative at such time as and to the extent the amendments to Rule 145 set forth in the SEC’s Release No. 33-8869 make the current provisions of Rule 145 no longer applicable with respect to transactions contemplated in this Section 6.07.

Section 6.08  Section 16 Matters.  Prior to the Effective Time, Parent, Merger Sub and the Company shall take all steps as may be required to cause (i) any disposition of shares of Company Common Stock (including derivative securities with respect to Company Common stock) resulting from the Merger or the other transactions contemplated by this Agreement by each individual who will be immediately prior to the Effective Time subject to the reporting requirements of Section 16(a) of the Exchange Act (“Section 16”) with respect to the Company, to be exempt under Rule 16b-3 under the Exchange Act and (ii) any acquisition of shares of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Merger or the other transactions contemplated by this Agreement by each individual who may become subject to the reporting requirements of Section 16 with respect to Parent, to be exempt under Rule 16b-3 under the Exchange Act.

Section 6.09  NYSE Listing.  Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued (i) in the Merger, (ii) upon the exercise of the outstanding Company Stock Options, as assumed and converted, pursuant to Section 6.10(a) and (iii) pursuant to the New Stock Purchase Rights as set forth in Section 6.10(b), to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

Section 6.10  Stock Plans.

(a) (i) At the Effective Time, each Company Stock Option, whether vested or unvested, outstanding immediately prior to the Effective Time shall be assumed by Parent and converted into an option to purchase shares of Parent Common Stock in accordance with this Section 6.10(a). Each Company Stock Option as so assumed and converted shall continue to have, and be subject to, the same terms and conditions as set forth in the applicable Company Stock Plan and any agreements thereunder immediately prior to the Effective Time, except that, as of the Effective Time, each Company Stock Option as so assumed and converted shall be exercisable for that number of whole shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (x) the number of shares of Company Common Stock subject to such Company Stock Option multiplied by (y) the Option Exchange Ratio, with a per share exercise price of Parent Common Stock (rounded up to the nearest whole cent) equal to the quotient of (a) the per share exercise price of such Company Stock Option divided by (b) the Option Exchange Ratio. For purposes of this Agreement, “Option Exchange Ratio” means the sum of (A) the Exchange Ratio and (B) the quotient of (i) the Cash Consideration per share of Company Common Stock divided by (ii) the average of the last reported sales prices of Parent Common Stock, as reported on the NYSE Composite Transactions Tape (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source mutually selected by Parent and the Company), on each of the ten consecutive trading days immediately preceding the date of the Effective Time. It is intended that Company Stock Options assumed and converted into options to acquire Parent Common Stock in accordance with the foregoing shall qualify following the Effective Time as incentive stock options as defined in Section 422 of the Code to the extent such Company Stock Options qualified as incentive stock options immediately prior to the Effective Time and that the assumption and conversion be consistent with Section 424(a) of the Code and the Treasury regulations thereunder, and, if reasonably practicable, the provisions of this Section 6.10 shall be applied consistent with such intent.

(ii) As soon as practicable after the Effective Time, Parent shall deliver to the participants in Company Stock Plans appropriate notice setting forth such participants’ rights pursuant thereto and the grants pursuant to Company Stock Plans shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 6.10 after giving effect to the Merger).

(iii) The Board of Directors of the Company (or appropriate committee thereof) shall, prior to or as of the Effective Time, take all necessary actions, if any, pursuant to and in accordance with the terms of the Company Stock Plans and the instruments evidencing Company Stock Options, to provide for the assumption and conversion of Company Stock Options into options to acquire Parent Common Stock in accordance with this Section 6.10 without the consent of the holders of the Company Stock Options.

(b) With respect to the ESPP, each participant’s accumulated payroll deductions shall be used to purchase shares of Company Common Stock immediately prior to the Effective Time in accordance with the terms of the ESPP, and the shares of Company Common Stock purchased thereunder shall be canceled at the Effective Time and converted into the right to receive the Merger Consideration pursuant to Section 2.01(b). The Company shall cause the ESPP to terminate at the Effective Time, and no further purchase rights shall be granted or exercised under the ESPP thereafter.

(c) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of the Company Stock Options assumed in accordance with this Section 6.10. As soon as reasonably practicable after the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Parent Common Stock subject to such Company Stock Options and shall use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Company Stock Options remain outstanding.

(d) The Company Restricted Shares shall continue to vest and have the rights and be subject to the conditions as set forth in the respective Company Stock Plan and the award agreements governing such Company Restricted Shares.

Section 6.11  Indemnification.

(a) From and after the Effective Time, Parent and Merger Sub agree that they will indemnify and hold harmless each present and former director and officer of the Company and its Subsidiaries (the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, Liabilities or amounts paid in settlement (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to any act or omission in their capacity as a director or officer occurring at or prior to the Effective Time (including for acts and omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under Delaware Law (and Parent shall also advance expenses as incurred to the fullest extent permitted under applicable Law; provided that, if required by Law, the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification).

(b) For six years from the Effective Time, Parent shall cause to be maintained in effect for the benefit of the Company’s directors and officers an insurance and indemnification policy that provides coverage for acts or omissions occurring prior to the Effective Time (the “D&O Insurance”) covering each person currently covered by the officers’ and directors’ liability insurance policies of the Company on terms with respect to coverage and in amounts no less favorable than those of the Company’s policies in effect on the date hereof with the same or comparable quality insurance carriers; provided, however, that Parent shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the premium for the 2007 fiscal year (the “Maximum Premium”); provided, further, if such D&O Insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, Parent shall obtain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Maximum Premium. If requested to do so by the Company, Parent shall effect the foregoing by purchasing a “tail” directors’ and officers’ liability insurance policy for the Company and its directors and officers if such a “tail” policy is available.

(c) The provisions of this Section 6.11 are intended to be in addition to the rights otherwise available to the current and former officers and directors of the Company by Law, charter or by-law. In the event that Parent or the Survivor or any of their successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets to any person, then, and in each such case, Parent or the Survivor, as the case may be, shall cause proper provisions to be made so that the successors and assigns of Parent or the Survivor assume the obligations set forth in this Section 6.11. The obligations of Parent and the Survivor under this Section 6.11 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 6.11 applies without the express written consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 6.11 applies shall be third-party beneficiaries of this Section 6.11).

Section 6.12  Letter of the Company’s Accountants.  The Company shall use its reasonable best efforts to cause to be delivered to Parent two letters of each of Deloitte & Touche LLP, the Company’s independent registered public accountants, and Ernst & Young LLP, the Company’s former independent registered public accountants, one dated a date within two Business Days before the date on which the Registration Statement shall become effective and one dated a date within two Business Days of the Closing Date, each addressed to Parent, in form reasonably satisfactory to Parent and customary in scope and substance for letters delivered by independent registered public accountants in connection with registration statements similar to the Registration Statement. In connection with Parent’s efforts to obtain such letter, if requested by Deloitte & Touche LLP or Ernst & Young LLP, the Company shall provide a representation letter to such accounting firm complying with SAS 72, if then required.

Section 6.13  Letter of Parent’s Accountants.  Parent shall use its reasonable best efforts to cause to be delivered to the Company two letters of Ernst & Young LLP, Parent’s independent registered public accountants, one dated a date within two Business Days before the date on which the Registration Statement shall become effective and one dated a date within two Business Days of the Closing Date, each addressed to the Company, in form reasonably satisfactory to the Company and customary in scope and substance for letters delivered by independent registered public accountants in connection with registration statements similar to the Registration Statement. In connection with the Company’s efforts to obtain such letter, if requested by Ernst & Young LLP, Parent shall provide a representation letter to Ernst & Young LLP complying with SAS 72, if then required.

Section 6.14  State Takeover Statutes.  If any state takeover statute or state Law that purports to limit or restrict business combinations or the ability to acquire or vote shares is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of the Company and its Board of Directors and the Parent and its Board of Directors shall grant such approvals and take such other actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or Law on this Agreement and such transactions.

Section 6.15  Tax-Free Reorganization Treatment.

(a) The Company, Parent and Merger Sub shall use their reasonable best efforts, and shall cause their respective Subsidiaries to use their reasonable best efforts, to take or cause to be taken any action necessary for the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. Neither the Company nor Parent shall, nor shall they permit any of their respective Subsidiaries to, take or cause to be taken any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(b) This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). Each of the Company, Merger Sub and Parent shall report the Merger as a reorganization within the meaning of Section 368(a) of the Code, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(c) The parties hereto shall cooperate and use their reasonable efforts in order for the Company to obtain the opinion of Cravath, Swaine & Moore LLP described in Section 7.02(c) and for Parent to obtain the opinion of

Andrews Kurth LLP described in Section 7.03(c). In connection therewith, Parent, Merger Sub and the Company shall deliver to Cravath, Swaine & Moore LLP and Andrews Kurth LLP representation letters, dated and executed as of the dates of such opinions, containing customary factual statements, representations and covenants.

Section 6.16  Parent Guarantee.  Parent agrees to take all action necessary to cause Merger Sub to perform all of Merger Sub’s agreements, covenants and obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement.

Section 6.17  Consent to Use of Financial Statements; Financing Cooperation.  The Company will consent to Parent’s inclusion of any audited or unaudited financial statements, including those contained in any Company SEC Reports, relating to and prepared by the Company reasonably requested by Parent to be used in any financing or any filings that Parent desires to make with the SEC. In addition, the Company shall use reasonable best efforts, at Parent’s sole cost and expense, to obtain customary comfort letters from Deloitte & Touche LLP and Ernst & Young LLP regarding financial statements of the Company as reasonably requested by the lead underwriter(s) or initial purchaser(s) in connection with any registered or private offering or otherwise and to obtain the consent of Deloitte & Touche LLP and Ernst & Young LLP to the inclusion of the financial statements referenced above in appropriate filings with the SEC. Prior to the Closing, the Company shall provide Parent such information regarding the Company’s business, and make available such personnel, as Parent may reasonably request in order to assist Parent in connection with financing activities, including any public offerings to be registered under the Securities Act or private offerings.

Section 6.18  Employee Matters.

(a) From the Effective Time, and subject to Section 6.18(b), the employees of the Company and its Subsidiaries who remain in the employment of Parent, the Surviving Corporation or their Subsidiaries (the “Continuing Employees”) shall (i) be eligible to participate in all benefit plans and programs provided by Parent and its Subsidiaries as are provided to similarly situated employees of Parent and its Subsidiaries, (ii) be subject to the compensation plans, policies and practices of Parent and its Subsidiaries and (iii) not have their compensation (taken as a whole) reduced solely on account of the transaction contemplated by this Agreement.

(b) To the extent that any employee benefit plan of Parent or its Subsidiaries is made available to any Continuing Employee, on or following the Effective Time, Parent shall cause to be granted to such Continuing Employee credit for all service with the Company and its Subsidiaries prior to the Effective Time (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Subsidiary) (such service, “Pre-Closing Service”) for all purposes, including determining eligibility to participate, level of benefits, vesting and benefit accruals (other than for benefit accrual purposes under any employee pension benefit plan (as defined in Section 3(2) of ERISA) that is a defined benefit pension plan); provided, however, that Pre-Closing Service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service.

(c) With respect to any welfare plan maintained by Parent or any of its Subsidiaries in which any Continuing Employee is eligible to participate after the Effective Time, Parent shall, and shall cause the Survivor to, use commercially reasonable efforts to (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under the welfare plans of the Company and its Subsidiaries prior to the Effective Time and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any analogous deductible or out-of-pocket maximum requirements to the extent applicable under any such plan.

ARTICLE VII.
CONDITIONS TO MERGER

Section 7.01  Conditions to Each Party’s Obligation To Effect the Merger.  The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction or waiver prior to the Closing Date of the following conditions:

(a) Stockholder Approval.  The Company Stockholder Approval shall have been obtained.

(b) Regulatory Approvals.  The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

(c) Approvals.  Other than the filings provided for by Section 1.02 and Section 7.01(b), all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Entity the failure of which to file, obtain or occur is reasonably likely to have a Company Material Adverse Effect or a Parent Material Adverse Effect shall have been filed, been obtained or occurred.

(d) Registration Statement.  The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

(e) No Injunctions.  No Governmental Entity or federal, state or foreign court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order or statute, rule, regulation which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

(f) NYSE.  The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

(g) Litigation.  There shall not be pending or threatened any suit, action or proceeding by any Governmental Entity, in each case that has a reasonable likelihood of success, (i) challenging the acquisition by Parent of any Company Common Stock, seeking to restrain or prohibit the consummation of the Merger or any other transaction contemplated hereby or seeking to obtain from the Company, Parent or Merger Sub any damages that are material in relation to the Company or Parent, (ii) seeking to prohibit or limit the ownership or operation by the Company, Parent or any of their respective Subsidiaries of any portion of the business or assets of the Company, Parent or any of their respective Subsidiaries, or to compel the Company, Parent or any of their respective Subsidiaries to dispose of or hold separate any portion of the business or assets of the Company, Parent or any of their respective Subsidiaries, as a result of the Merger or any other transaction contemplated hereby, and, in each case, if such business or assets relate to the Company or any of its Subsidiaries, such business or assets are material to the financial condition, results of operations or prospects of the Company and its Subsidiaries, taken as a whole, and if such business or assets relate to Parent or any of its Subsidiaries, such business or assets are material to the financial condition, results of operations or prospects of Parent and its Subsidiaries, taken as a whole, (iii) seeking to impose limitations on the ability of Parent to acquire or hold, or exercise full rights of ownership of, any shares of Company Common Stock, including the right to vote the Company Common Stock purchased by it on all matters properly presented to the stockholders of the Company, (iv) seeking to prohibit Parent or any of its Subsidiaries from effectively controlling in any material respect the business or operations of the Company and its Subsidiaries or (v) which otherwise is reasonably likely to have a Company Material Adverse Effect or a Parent Material Adverse Effect.

Section 7.02  Additional Conditions to Obligations of the Company.  The obligation of the Company to effect the Merger is subject to the satisfaction of each of the following conditions, any of which may be waived in writing exclusively by the Company:

(a) Representations and Warranties.  The representations and warranties of Parent and Merger Sub contained in this Agreement (except for the representations and warranties contained in Sections 4.02 and 4.03(a)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect and the representations and warranties of Parent and Merger Sub contained in Sections 4.02 and 4.03(a) shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date). The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

(b) Performance of Obligations of Parent and Merger Sub.  Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date; and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

(c) Tax Opinion.  The Company shall have received a written opinion dated as of the Closing Date based upon the representations of the parties contained in this Agreement and the representation letters described in Section 6.15 from Cravath, Swaine & Moore LLP, counsel to the Company, to the effect that, for federal income Tax purposes, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and that each of Parent, Merger Sub and the Company will be a party to such reorganization within the meaning of Section 368(b) of the Code, and such opinion shall not have been withdrawn, revoked or modified. The opinion referred to in this Section 7.02(c) shall not be waivable after receipt of the Company Stockholder Approval, unless further approval from the Company’s stockholders is obtained with appropriate disclosure.

(d) Absence of Parent Material Adverse Effect.  Since the date of this Agreement, there shall not have been any state of facts, event, change, effect, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

Section 7.03  Additional Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

(a) Representations and Warranties.  The representations and warranties of the Company contained in this Agreement (except for the representations and warranties contained in Sections 3.02 and 3.03(a)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect and the representations and warranties of the Company contained in Sections 3.02 and 3.03(a) shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date). Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(b) Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date; and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(c) Tax Opinion.  Parent shall have received a written opinion dated as of the Closing Date based upon the representations of the parties contained in this Agreement and the representation letters described in Section 6.15 from Andrews Kurth LLP, counsel to Parent, to the effect that, for federal income Tax purposes, the Merger will be qualify as a reorganization within the meaning of Section 368(a) of the Code and that each of Parent, Merger Sub and the Company will be a party to such reorganization within the meaning of Section 368(b) of the Code, and such opinion shall not have been withdrawn, revoked or modified.

(d) Absence of Company Material Adverse Effect.  Since the date of this Agreement, there shall not have been any state of facts, event, change, effect, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

ARTICLE VIII.
TERMINATION AND AMENDMENT

Section 8.01  Termination.  This Agreement may be terminated at any time prior to the Effective Time (with respect to Sections 8.01(b) through 8.01(h), by written notice by the terminating party to the other party), whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company:

(a) by mutual written consent of the Company, Parent and Merger Sub;

(b) by either the Company or Parent, if the Merger is not consummated on or before August 31, 2008;

(c) by either the Company or Parent, if a court of competent jurisdiction or other Governmental Entity shall have issued a nonappealable final Order or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

(d) by either the Company or Parent, if, at the Company Stockholders’ Meeting (including any adjournment or postponement thereof) at which the Company Stockholder Approval is voted upon, the Company Stockholder Approval shall not have been obtained;

(e) by Parent, if (i) the Board of Directors of the Company shall have withdrawn or modified the Company Recommendation; or (ii) the Board of Directors of the Company shall have recommended to the stockholders of the Company an Acquisition Transaction;

(f) by the Company, if there has been a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement, which breach (i) would cause the conditions set forth in Sections 7.02(a) or 7.02(b) not to be satisfied and (ii) is incapable of being cured, or is not reasonably expected to be able to be cured on or before the date set forth in Section 8.01(b), or if so curable, Parent has not initiated action to cure such breach within 10 Business Days following receipt by Parent of written notice of such breach, or is not thereafter continuing to take reasonable actions to cure such breach;

(g) by Parent, if there has been a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, which breach (i) would cause the conditions set forth in Sections 7.03(a) or 7.03(b) not to be satisfied and (ii) is incapable of being cured, or is not reasonably expected to be able to be cured on or before the date set forth in Section 8.01(b), or if so curable, the Company has not initiated action to cure such breach within 10 Business Days following receipt by the Company of written notice of such breach, or is not thereafter continuing to take reasonable actions to cure such breach; or

(h) by the Company, if prior to receipt of the Company Stockholder Approval, (i) the Company receives an Acquisition Proposal that is a Superior Proposal, (ii) the Board of Directors of the Company determines to approve and enter into an agreement relating to an Acquisition Proposal (other than a confidentiality agreement entered into pursuant to, and in accordance with, Section 6.1(a)) that constitutes a Superior Proposal, (iii) the Company shall have given Parent four Business Days’ prior written notice of its determination described in clause (ii) above, (iv) such Acquisition Proposal continues to constitute a Superior Proposal after taking into account any revised proposal made by Parent during such period of time and (v) the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that the failure to accept such Superior Proposal would be inconsistent with its fiduciary duties under applicable Law; provided, however, that such termination shall not be effective until such time as payment of the Company Termination Fee required by Section 8.03(d)(i) shall have been made by the Company; provided further, that the Company’s right to terminate this Agreement under this Section 8.01(h) shall not be available if the Company breached Section 6.01 in any material respect in connection with such Superior Proposal.

Notwithstanding the foregoing, none of Parent, Merger Sub or the Company may terminate this Agreement under this Section 8.01 if the reason Closing has not occurred is the breach of any representation, warranty, covenant or agreement of such Person under this Agreement.

Section 8.02  Effect of Termination.  In the event of termination of this Agreement as provided in Section 8.01, this Agreement shall immediately become void and there shall be no liability or obligation on the part of the Company, Parent or Merger Sub or their respective officers, directors, stockholders or Affiliates, except as set forth in Sections 3.24, 4.16, 8.02, 8.03 and 9.06 and the second sentence of Section 6.03; provided that the provisions of the Confidentiality Agreement and Sections 6.03, 8.02, 8.03, 9.02, 9.04, 9.06, 9.07, 9.08 and 9.09 of this Agreement shall remain in full force and effect and survive any termination of this Agreement. Nothing in this Section 8.02 shall relieve any party from liability for any knowing or willful misrepresentation or inaccuracy in any of its representations or warranties contained in this Agreement or any knowing or willful breach of any of its covenants or agreements contained in this Agreement.

Section 8.03  Fees and Expenses.

(a) Except as set forth in this Section 8.03, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated, except that each of the Company and Parent will bear and pay one-half of the costs and expenses incurred in connection with the filing, printing and mailing of the Proxy Statement (including SEC filing fees).

(b) Parent shall pay the Company up to $5,000,000 as reimbursement for expenses of the Company actually incurred relating to the transactions contemplated by this Agreement prior to termination (including, but not limited to, reasonable fees and expenses of the Company’s Representatives, but excluding any discretionary fees paid to such Representatives), upon the termination of this Agreement by the Company pursuant to Section 8.01(f).

(c) The Company shall pay Parent up to $5,000,000 as reimbursement for expenses of Parent and Merger Sub actually incurred relating to the transactions contemplated by this Agreement prior to termination (including, but not limited to, reasonable fees and expenses of Parent’s Representatives, but excluding any discretionary fees paid to such Representatives), upon the termination of this Agreement by Parent pursuant to Section 8.01(g).

(d) Upon the earlier to occur of the events described in (i) or all the events described in (ii) below:

(i) the termination of this Agreement pursuant to (A) Section 8.01(e) or (B) Section 8.01(h); or

(ii) if (1) after the date of this Agreement, any person has made an Acquisition Proposal that has been publicly disclosed or any person publicly announces an intention to make an Acquisition Proposal, in each case, involving the Company which has not been publicly withdrawn, (2) this Agreement is terminated pursuant to Section 8.01(d), and (3) (A) within 12 months after the date of such termination, the Company enters into an agreement for any Acquisition Transaction and such Acquisition Transaction is thereafter consummated (whether before or after such 12 month period) or (B) within 12 months after the date of such termination, any Acquisition Transaction involving the Company is consummated (for the purposes of this Section 8.03(d)(ii)(3), the term “Acquisition Transaction” shall have the meaning assigned to such term in Section 9.03, except that all references to “20%” shall be changed to “50%”);

the Company shall pay to Parent a fee of $185.0 million (the “Company Termination Fee”).

The Company’s payment of the Company Termination Fee pursuant to this subsection shall be the sole and exclusive remedy of Parent and Merger Sub against the Company and any of its Subsidiaries and their respective Representatives with respect to the occurrences giving rise to such payment. Notwithstanding the foregoing sentence, nothing in this Section 8.03(d) shall relieve the Company from liability for any knowing or willful misrepresentation or inaccuracy in any of its representations or warranties contained in this Agreement or any knowing or willful breach of any of its covenants or agreements contained in this Agreement.

(e) The expenses and fees, if applicable, payable pursuant to Sections 8.03(b), 8.03(c), 8.03(d)(i)(A) or 8.03(d)(ii) shall be paid within one Business Day after the first to occur of all of the events described in Sections 8.03(b), 8.03(c), 8.03(d)(i)(A) or 8.03(d)(ii), respectively. The fees, if applicable, payable pursuant to

Section 8.03(d)(i)(B) shall be paid concurrently with the termination of this Agreement. To the extent any expenses and fees shall become payable to a party hereunder, such expense and fees shall be paid by transfer of same-day funds to an account designated by the receiving party.

(f) The parties each agree that the agreements contained in Section 8.03 are integral parts of the transaction contemplated by this Agreement and that, without these agreements, neither the Company nor Parent would enter into this Agreement. Accordingly, if a party fails to promptly pay the other party an amount due under this Section 8.03, such failing party shall pay the costs and expenses of such other party (including reasonable legal fees and expenses) in connection with any action, including the filing of any lawsuit or legal action, taken to collect payment, together with interest on the amount of the payment at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

Section 8.04  Amendment.  This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company or the stockholders of Parent, but, after any such approval, no amendment shall be made which by Law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 8.05  Extension; Waiver.  At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

ARTICLE IX.
MISCELLANEOUS

Section 9.01  Nonsurvival of Representations, Warranties and Agreements.  None of the representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time, including the agreements set forth in Article II.

Section 9.02  Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Parent or Merger Sub, to

National Oilwell Varco, Inc.
7909 Parkwood Circle Drive
Houston, Texas 77036
Attn: General Counsel
Telecopy: (713) 346-7995

with a copy to:

Andrews Kurth LLP
600 Travis Street,
Suite 4200
Houston, Texas 77002
Attn: David C. Buck, Esq.
Telecopy: (713) 220-4285

(b)	if to the Company, to

Grant Prideco, Inc.
400 N. Sam Houston Pkwy. East
Suite 900
Houston, Texas 77060
Attn: General Counsel
Telecopy: (281) 878-5732

with copies to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
Attn: Scott A. Barshay, Esq.
Telecopy: (212) 474-3700

Fulbright & Jaworski L.L.P.
Fulbright Tower
1301 McKinney St., Suite 5100
Houston, TX 77010-3095
Attn: Charles Henry Still, Esq.
Telecopy: (713) 651-5246

Section 9.03  Definitions.  (a) For purposes of this Agreement:

“Acquisition Proposal” means any contract, offer or proposal (whether or not in writing and whether or not delivered to the stockholders of the Company) with respect to a potential or proposed Acquisition Transaction.

“Acquisition Transaction” means any (a) merger, consolidation, business combination, or similar transaction involving the Company or its Subsidiaries (which Subsidiaries collectively represent 20% or more of the consolidated revenues, net income or assets of the Company and its Subsidiaries), (b) sale, lease or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture, or otherwise of any business or assets of the Company or its Subsidiaries representing 20% or more of the consolidated revenues, net income or assets of the Company and its Subsidiaries, (c) issuance, sale, or other disposition of (including by way of merger, consolidation, business combination, share exchange, joint venture, or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of the Company, (d) transaction in which any person shall acquire beneficial ownership, or the right to acquire beneficial ownership or any group shall have been formed which beneficially owns or has the right to acquire beneficial ownership, of 20% or more of the outstanding voting capital stock of the Company or (e) any combination of the foregoing (in each case, other than the Merger).

An “Affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person.

“Business Day” means any day, other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions in the State of Texas are authorized or required by Law to be closed.

“Company Material Adverse Effect” means a Material Adverse Effect on the Company.

“Environmental Law” means any federal, state, local or foreign Law, order, decree, permit, authorization, opinion, common law or agency requirement relating to: (A) the protection, preservation, investigation, remediation or restoration of environmental quality, health and safety, or natural resources, or (B) noise, odor, wetlands, pollution, contamination or any injury or threat of injury to persons or property.

“Environmental Permits” means any material permit, license, authorization or approval required under applicable Environmental Law.

“GAAP” means generally accepted accounting principles and practices in effect from time to time within the United States applied consistently throughout the period involved.

“Hazardous Substance” means: (A) any substance that is listed, classified or regulated pursuant to or that could result in liability under any Environmental Law; (B) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon; or (C) any other substance which is the subject of regulatory action by any Governmental Entity pursuant to any Environmental Law.

“knowledge” of a person means, with respect to any matter in question, the actual knowledge of any executive officer of such person after inquiry of their respective direct reports.

“Law” means any statute, law (including common law), ordinance, rule or regulation.

“Liabilities” mean any direct or indirect liability, indebtedness, obligation, commitment, expense, claim, deficiency, guaranty or endorsement of or by any person of any type, whether accrued, absolute, contingent, matured, unmatured, liquidated, unliquidated, known or unknown.

“Liens” means any mortgage, deed of trust, deed to secure debt, title retention agreement, pledge, lien, encumbrance, security interest, conditional or installment sale agreement, charge or other claims of third parties of any kind.

“Material Adverse Effect” on a person means a material adverse effect on (i) the business, assets, liabilities or obligations, financial condition or results of operations of such person and its Subsidiaries, taken as a whole, (ii) the ability of such person to perform its obligations under this Agreement or (iii) the ability of such person to consummate the Merger and the other transactions to be performed or consummated by such person hereunder, other than in the case of (i), (ii) or (iii) any state of facts, event, change, effect, development, condition or occurrence relating to (A) the economy, or financial or capital markets, in the U.S. or in any other country in which such person or any of its Subsidiaries has significant operations or sales, which facts, events, changes, effects, developments, conditions or occurrences do not disproportionately affect such person relative to the other participants in the oilfield services industry, (B) the oilfield services industry in general in the U.S. or in any other country in which such person or any of its Subsidiaries has significant operations or sales, which facts, events, changes, effects, developments, conditions or occurrences do not disproportionately affect such person relative to the other participants in the oilfield services industry, (C) any change in such person’s stock price or trading volume, in and of itself (for the avoidance of doubt, this clause (C) shall not preclude either party from asserting that the underlying cause of any such change in stock price or trading volume is a Material Adverse Effect), (D) any change (after the date of this Agreement) in Law or in GAAP, (E) the announcement or pendency of this Agreement or the anticipated consummation of the Merger, including the impact thereof on such person’s relationships, contractual or otherwise, with employees, customers, suppliers, distributors or partners, (F) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, (G) earthquakes, hurricanes, tornados or other natural disasters, which facts, events, changes, effects, developments, conditions or occurrences do not disproportionately affect such person relative to the other participants in the oilfield services industry, (H) the Company’s failure in and of itself to meet any internal or published projections, forecasts or other predictions or published industry analyst expectations of financial performance (for the avoidance of doubt, this clause (H) shall not preclude either party from asserting that any underlying cause or causes of any such failure is a Material Adverse Effect), (I) any change in the price of oil or natural gas or the number of active drilling rigs operating in the geographic areas in which such person and its Subsidiaries have significant operations or sales or (J) any change in price of steel or other raw materials of the type and grade customarily purchased by such person and its Subsidiaries.

“Parent Material Adverse Effect” means a Material Adverse Effect on Parent.

A “person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Subsidiary” means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (i) such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interest in such partnership) or (ii) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

“Superior Proposal” means any bona fide written proposal made by a third party to acquire substantially all the equity securities or assets of the Company (including substantially all of the assets of the Company’s Subsidiaries), pursuant to a tender or exchange offer, a merger, a consolidation, a liquidation or dissolution, a recapitalization, a sale of all or substantially all of its and its Subsidiaries’ assets or otherwise, on terms which the Board of Directors of the Company determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors and after taking into account all material legal, financial, strategic, regulatory and other aspects of such proposal and the party making such proposal, (i) to be more favorable from a financial point of view to the holders of Company Common Stock than the Merger, taking into account all the terms and conditions of this Agreement (including any proposal by Parent to amend the terms of the Merger or this Agreement) and (ii) is reasonably likely to be consummated.

“Tax” or, collectively, “Taxes,” means any and all federal, state, local or foreign gross receipts, income, profits, sales, use, value added, ad valorem, transfer, gains, franchise, withholding, payroll, recapture, employment, excise, unemployment, social security, license, occupation, business organization, stamp, environmental, property, severance, premium, custom duties, capital stock, disability, registration, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement, including any schedule or attachment thereto, and including any amendment thereof, relating to Taxes or filed or to be filed with any Tax authority.

(a) The following are defined elsewhere in this Agreement, as indicated below:

Agreement	Preamble
Antitrust Laws	Section 6.05(b)
Bankruptcy and Equity Exception	Section 3.03(a)
Cash Consideration	Preamble
Certificate of Merger	Section 1.02
Certificates	Section 2.02(b)
Change of Recommendation	Section 6.01(e)
Closing	Section 1.03
Closing Date	Section 1.03
Code	Preamble
Company	Preamble
Company 401(k) Plan	Section 3.02(a)
Company Balance Sheet	Section 3.04(b)
Company Common Stock	Preamble
Company Disclosure Letter	Article III
Company Employee Plans	Section 3.13(a)
Company Material Contract	Section 3.10(a)
Company Material Leases	Section 3.08(a)
Company Intellectual Property	Section 3.09
Company Preferred Stock	Section 3.02(a)
Company Recommendation	Section 3.03(a)
Company Restricted Shares	Section 3.02(a)
Company SEC Reports	Section 3.04(a)

Company Stock Equivalent	Section 3.02(a)
Company Stock Options	Section 3.02(a)
Company Stock Plans	Section 3.02(a)
Company Stock Purchase Right	Section 6.09(b)
Company Stockholder Approval	Section 3.03(a)
Company Stockholders’ Meeting	Section 3.03(a)
Company Termination Fee	Section 8.03(d)
Confidentiality Agreement	Section 6.01(a)
Deferred Compensation Plans	Section 3.02(a)
D&O Insurance	Section 6.10(b)
DGCL	Preamble
Dissenting Share	Section 2.03
Effective Time	Section 1.02
ERISA	Section 3.13(a)
ESPP	Section 3.02(a)
Exchange Act	Section 3.03(c)
Exchange Agent	Section 2.02(a)
Exchange Fund	Section 2.02(a)
Exchange Ratio	Section 2.01(b)
Governmental Entity	Section 3.03(c)
HSR Act	Section 3.03(c)
Indemnified Parties	Section 6.11(a)
IRS	Section 3.07(c)
Proxy Statement	Section 3.16
Maximum Premium	Section 6.11(b)
Merger	Preamble
Merger Consideration	Preamble
Merger Sub	Preamble
New Stock Purchase Right	Section 6.09(b)
NYSE	Section 2.02(e)
Option Exchange Ratio	Section 6.09(a)
Order	Section 6.05(b)
Parent	Preamble
Parent Balance Sheet	Section 4.04(b)
Parent Common Stock	Preamble
Parent Disclosure Letter	Article IV
Parent Material Contract	Section 4.08(a)
Parent Preferred Stock	Section 4.02(a)
Parent SEC Reports	Section 4.04(a)
Parent Stock Plans	Section 4.02(a)
Registration Statement	Section 3.16
Representatives	Section 6.01(a)
Rule 145	Section 6.07
Sarbanes-Oxley Act	Section 3.23
SEC	Section 3.03(c)

Section 16	Section 6.07
Securities Act	Section 3.04(a)
Survivor	Section 1.01

Section 9.04  Interpretation.  When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” The phrase “made available” in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. The phrases “the date of this Agreement”, “the date hereof,” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to December 16, 2007. The parties to this Agreement have participated jointly in negotiating and drafting this Agreement. In the event an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption of burden of proof shall arise favoring or disfavoring any party to this Agreement by virtue of the authorship of any provision(s) of this Agreement.

Section 9.05  Counterparts.  This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

Section 9.06  Entire Agreement; No Third Party Beneficiaries.  This Agreement (including the documents and the instruments referred to herein) (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and (b) except as provided in Section 6.11 are not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. Each party hereto agrees that, except for the representations and warranties contained in this Agreement, none of Parent, Merger Sub or the Company makes any other representations or warranties, and each hereby disclaims any other representations and warranties made by itself or any of its officers, directors, employees, agents, financial and legal advisors or other Representatives, with respect to the execution and delivery of this Agreement, the documents and the instruments referred to herein, or the transactions contemplated hereby or thereby, notwithstanding the delivery or disclosure to the other or the other’s Representatives of any documentation or other information with respect to any one or more of the foregoing.

Section 9.07  Governing Law.  This Agreement shall be governed and construed in accordance with the Laws of the State of Delaware, without regard to the Laws that might be applicable under conflicts of Laws principles.

Section 9.08  Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties, except that Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to Parent or to any direct or indirect wholly owned Subsidiary of Parent, but no such assignment shall relieve Merger Sub of any of its obligations under this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

Section 9.09  Enforcement; Waiver of Jury Trial.

(a) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to the fullest extent permitted by Law to an injunction or injunctions to prevent or restrain breaches, violations, defaults or threatened breaches, violations or defaults of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of Delaware in the State of Delaware, this being in addition to any other remedy to which they are entitled at Law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the state court located in the State of Delaware, and that the Court of Chancery shall be the exclusive jurisdiction in the event any dispute arises out of this Agreement or the Merger, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or the Merger in any court other than the Court of Chancery of Delaware in the State of Delaware. Each of the parties agrees that a final non-appealable judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner permitted by Law.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.09(b).

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

NATIONAL OILWELL VARCO, INC.

By:
/s/  Merrill A. Miller, Jr.
Name:     Merrill A. Miller, Jr.

Title:	Chairman, President and
Chief Executive Officer

NOV SUB, INC.

By:
/s/  Merrill A. Miller, Jr.
Name:     Merrill A. Miller, Jr.

Title:	Chief Executive Officer

GRANT PRIDECO, INC.

By:
/s/  Michael McShane
Name:     Michael McShane

Title:	Chairman of the Board, President and
Chief Executive Officer

ANNEX B

CREDIT SUISSE SECURITIES (USA) LLC 1100 Louisiana Street Tel 1 713 890 1400 Suite 4600www.credit-suisse.com Houston, TX 77002

December 16, 2007

Board of Directors
Grant Prideco, Inc.
400 N. Sam Houston Pkwy. East
Suite #900
Houston, TX 77060

Members of the Board:

You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (“Company Common Stock”), of Grant Prideco, Inc. (the “Company”) of the Consideration (as defined below) to be received by such holders pursuant to the Agreement and Plan of Merger, dated as of December 16, 2007 (the “Merger Agreement”), by and among National Oilwell Varco, Inc. (the “Acquiror”), NOV Sub, Inc., a wholly owned subsidiary of the Acquiror (“Merger Sub”) and the Company. The Merger Agreement provides for, among other things, the merger (the “Merger”) of the Company with Merger Sub pursuant to which the Company will become a wholly owned subsidiary of the Acquiror and each outstanding share of Company Common Stock will be converted into the right to receive 0.4498 of a share, par value $.01 per share (“Acquiror Common Stock”), of the Acquiror and $23.20 in cash (together, the “Consideration”).

In arriving at our opinion, we have reviewed the Merger Agreement and certain publicly available business and financial information relating to the Company and the Acquiror. We have also reviewed certain other information relating to the Company and the Acquiror, including certain financial projections relating to the future financial performance of the Company prepared by its management and certain publicly available research analyst estimates relating to the future financial performance of the Acquiror, provided to or discussed with us by the Company and the Acquiror, and have met with the managements of the Company and the Acquiror to discuss the business and prospects of the Company and the Acquiror, respectively. We have also considered certain financial and stock market data of the Company and the Acquiror, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to those of the Company and the Acquiror and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not independently verified any of the foregoing information and we have assumed and relied upon such information being complete and accurate in all material respects. With respect to the financial projections for the Company referred to above, we have been advised, and with your consent have assumed, that such projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management with respect to the future financial performance of the Company. With respect to the publicly available research analyst estimates for the Acquiror referred to above, we have been advised by the Acquiror’s management, and with your consent have assumed, that such estimates represent reasonable estimates and judgments with respect to the future financial performance of the Acquiror. We have assumed, with your consent, that the Merger will be treated as a tax-free reorganization for federal income tax purposes. We also have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, the Acquiror or the contemplated benefits of the

B-1

Merger and that the Merger will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or the Acquiror, nor have we been furnished with any such evaluations or appraisals.

Our opinion addresses only the fairness, from a financial point of view, to the holders of Company Common Stock of the Consideration and does not address any other aspect or implication of the Merger or any other agreement, arrangement or understanding entered into in connection with the Merger or otherwise, including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Merger, or class of such persons, relative to the Consideration or otherwise. The issuance of this opinion was approved by our authorized internal committee.

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. As you are aware, the financial projections and estimates that we have reviewed relating to the future financial performance of the Company and the Acquiror reflect certain assumptions regarding the oil and gas services industry which are subject to significant volatility and which, if different than assumed, could have a material impact on our analyses. We are not expressing any opinion as to what the value of shares of Acquiror Common Stock actually will be when issued to the holders of Company Common Stock pursuant to the Merger or the prices at which shares of Acquiror Common Stock will trade at any time. Our opinion does not address the relative merits of the Merger as compared to alternative transactions or strategies that might be available to the Company, nor does it address the underlying business decision of the Company to proceed with the Merger.

We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. We also became entitled to receive a fee upon the rendering of our opinion. In addition, the Company has agreed to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. We and our affiliates have in the past provided, and may in the future provide, investment banking and financial services, to the Company, the Acquiror and/or their respective affiliates for which we and our affiliates have received, and would expect to receive, compensation, including during the past two years having acted as (i) financial advisor to the Company in connection with its pending sale of certain tubular technologies and services businesses, (ii) a lender in a credit facility of the Company and (iii) a lender in a credit facility of the Acquiror. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, the Acquiror and any other company that may be involved in the Merger, as well as provide investment banking and other financial services to such companies.

It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Merger and does not constitute advice or a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the proposed Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

B-2

ANNEX C

SECTION 262 OF THE GENERAL CORPORATION LAW
OF THE STATE OF DELAWARE

§ 262. Appraisal

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation.

Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (8 Del. C. 1953, § 262; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, § 24; 57 Del. Laws, c. 148, §§ 27-29; 59 Del. Laws, c. 106, § 12; 60 Del. Laws, c. 371, §§ 3-12; 63 Del. Laws, c. 25, § 14; 63 Del. Laws, c. 152, §§ 1, 2; 64 Del. Laws, c. 112, §§ 46-54; 66 Del. Laws, c. 136, §§ 30-32; 66 Del. Laws, c. 352, § 9; 67 Del. Laws, c. 376, §§ 19, 20; 68 Del. Laws, c. 337, §§ 3, 4; 69 Del. Laws, c. 61, § 10; 69 Del. Laws, c. 262, §§ 1-9; 70 Del. Laws, c. 79, § 16; 70 Del. Laws, c. 186, § 1; 70 Del. Laws, c. 299, §§ 2, 3; 70 Del. Laws, c. 349, § 22; 71 Del. Laws, c. 120, § 15; 71 Del. Laws, c. 339, §§ 49-52; 73 Del. Laws, c. 82, § 21; 76 Del. Laws, c. 145, §§ 11-16.)

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Except to the extent indicated below, there is no charter provision, bylaw, contract, arrangement or statute under which any director or officer of National Oilwell Varco is insured or indemnified in any manner against any liability that he or she may incur in his or her capacity as such.

Section 145 of the Delaware General Corporation Law (the “DGCL”) authorizes, inter alia, a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person is or was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A Delaware corporation may indemnify past or present officers and directors of such corporation or of another corporation or other enterprise at the former corporation’s request, in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in defense of any action referred to above, or in defense of any claim, issue or matter therein, the corporation must indemnify him against the expenses (including attorney’s fees) which he actually and reasonably incurred in connection therewith.

Section 145 further provides that any indemnification shall be made by the corporation only as authorized in each specific case upon a determination by the (i) stockholders, (ii) board of directors by a majority vote or a quorum consisting of directors who were not parties to such action, suit or proceeding or (iii) independent counsel if a quorum of disinterested directors so directs. Section 145 provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Section 145 of the DGCL also empowers National Oilwell Varco to purchase and maintain insurance on behalf of any person who is or was an officer or director of National Oilwell Varco against liability asserted against or incurred by him in any such capacity, whether or not National Oilwell Varco would have the power to indemnify such officer or director against such liability under the provisions of Section 145. National Oilwell Varco maintains a liability policy for directors and officers for such purposes.

Article Sixth, Part II, Section 1 of National Oilwell Varco’s Amended and Restated Certificate of Incorporation and Article VI of National Oilwell Varco’s Amended and Restated Bylaws each provide that directors and officers shall be indemnified, and employees and agents may be indemnified, to the fullest extent permitted by Section 145 of the DGCL.

The merger agreement, dated as of December 16, 2007, between National Oilwell Varco, Inc., NOV Sub, Inc. and Grant Prideco, Inc. provides that for six years after the effective time of the merger contemplated by that agreement, National Oilwell Varco will indemnify and hold harmless each person who was a director or officer of Grant Prideco, Inc. prior to the effective time of that merger from their acts or omissions in those capacities occurring prior to the effective time of that merger to the fullest extent permitted by applicable law.

Item 21.	Exhibits and Financial Statement Schedules

(a) Exhibits

See Index to Exhibits, which is incorporated by reference in this item.

(b) Financial Statement Schedule

Not applicable.

(c) See Exhibit Index

Item 22.	Undertakings

The undersigned registrant hereby undertakes:

(1) That, for the purpose of determining any liability under the Securities Act of 1933, each filing of an annual report by National Oilwell Varco pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an annual report of an employee benefit plan pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2) That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(3) That every prospectus: (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(5) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 20, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Houston, state of Texas, on January 28, 2008.

NATIONAL OILWELL VARCO, INC.

By:	/s/ Merrill A. Miller, Jr.
Merrill A. Miller, Jr.
Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Clay C. Williams and Dwight W. Rettig and each of them, any of whom may act without joinder of the other, his or her lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated below on January 28, 2008.

Signature	Title

/s/ Merrill A. Miller, Jr. Merrill A. Miller, Jr.	Chairman, President and Chief Executive Officer (Principal Executive Officer)

/s/ Clay C. Williams Clay C. Williams	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ Greg L. Armstrong Greg L. Armstrong	Director

/s/ Robert E. Beauchamp Robert E. Beauchamp	Director

/s/ Ben A. Guill Ben A. Guill	Director

/s/ David D. Harrison David D. Harrison	Director

/s/ Roger L. Jarvis Roger L. Jarvis	Director

Signature	Title

/s/ Eric L. Mattson Eric L. Mattson	Director

/s/ Jeffery A. Smisek Jeffery A. Smisek	Director

INDEX TO EXHIBITS

Exhibit
Number		Description

2.1		Agreement and Plan of Merger, dated as of December 16, 2007, between National Oilwell Varco, Inc., NOV Sub, Inc. and Varco International, Inc. (attached as Annex A to the proxy statement/prospectus forming a part of this Registration Statement).
3.1		Amended and Restated Certificate of Incorporation of National-Oilwell, Inc. (incorporated by reference to Exhibit 3.1 to National Oilwell Varco’s Quarterly Report on Form 10-Q filed for the period ending June 30, 2000 (filed on August 11, 2000)).
3.2		Amended and Restated Bylaws of National Oilwell Varco, Inc. (incorporated by reference to Exhibit 3.1 to National Oilwell Varco’s Current Report on Form 8-K filed for November 15, 2007).
5	.1**	Opinion of Andrews Kurth LLP.
8	.1**	Opinion of Andrews Kurth LLP regarding tax matters.
8	.2**	Opinion of Cravath, Swaine & Moore LLP regarding tax matters.
23	.1**	Consent of Andrews Kurth LLP (to be included in the opinions filed as Exhibits 5.1 and 8.1).
23	.2**	Consent of Cravath, Swaine & Moore LLP (to be included in its opinion filed as Exhibit 8.2).
23	.3*	Consent of Ernst & Young LLP (as to its report on the consolidated financial statements of National Oilwell Varco, Inc.).
23	.4*	Consent of Deloitte & Touche LLP (as to its report on the 2006 and 2005 consolidated financial statements of Grant Prideco, Inc.).
23	.5*	Consent of Ernst & Young LLP (as to its report on the consolidated financial statements of Grant Prideco, Inc. for the year ended December 31, 2004).
23	.6*	Consent of KPMG Wirtschaftsprüfungs- und Steuerberatungs GmbH (as to its report on the balance sheet of voestalpine Tubulars GmbH & Co KG as of March 31, 2006 and the related statements of income for the years ended March 31, 2006 and 2005).
24	.1*	Powers of Attorney of the directors of National Oilwell Varco, Inc. (included on the signature page of this Registration Statement).
99	.1**	Form of Proxy Card for holders of Grant Prideco, Inc. common stock.
99	.2*	Consent of Credit Suisse Securities (USA) LLC.

*	Filed herewith.

**	To be filed by amendment.